As filed with the Securities and Exchange Commission on July 27, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DealerTrack Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	52-2336218	7373
(State or other jurisdiction of	(I.R.S. Employer	(Primary Standard Industrial
incorporation or organization)	Identification No.)	Classification Code Number)

1111 Marcus Avenue
Suite M04
Lake Success, New York 11042
(516) 734-3600
(Address, including zip code, and telephone number,
including area code, of the registrant’s principal executive offices)

Eric D. Jacobs, Esq.
Senior Vice President, General Counsel and Secretary
DealerTrack Holdings, Inc.
1111 Marcus Avenue
Suite M04
Lake Success, New York 11042
(516) 734-3600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Kirk A. Davenport II, Esq. Latham & Watkins LLP 885 Third Avenue Suite 1000 New York, New York 10022 (212) 906-1200	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
	Aggregate	Registration
Title of Each Class of Securities to be Registered	Offering Price(2)	Fee(2)

Common stock, par value $0.01 per share(1)	$172,500,000	$20,304

(1)	Includes shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares of common stock.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 27, 2005.
Preliminary Prospectus
                                                         Shares
Common Stock
        This is the initial public offering of common stock by DealerTrack Holdings, Inc. We are offering                      shares and the selling stockholders identified in this prospectus are offering an additional                      shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. The estimated initial public offering price is between $          and $           per share.
      We expect our common stock to be quoted on The NASDAQ National Market under the symbol “TRAK.”
      An affiliate of an underwriter is a selling stockholder in this offering and after giving effect to this offering, assuming no exercise by the underwriters of their over-allotment option, will own approximately           % of our common stock. For more information, see “Prospectus Summary — Transactions and Relationships with Certain of the Underwriters and Their Affiliates” and “Risk Factors — Risks Relating to this Offering — Risks relating to transactions and relationships with certain of our stockholders, the underwriters and their respective affiliates.” The initial public offering price will be determined by agreement between us and the underwriters in accordance with the recommendation of a “qualified independent underwriter,” as defined in the Conduct Rules of the National Association of Securities Dealers, Inc.
       Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 of this prospectus.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to DealerTrack, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$
      We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an additional                      shares of our common stock from us and up to an additional                      shares of common stock from the selling stockholders at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver the shares on or about                     , 2005.

Joint Book-Running Managers

JPMorgan	Lehman Brothers

Co-Lead Manager
Wachovia Securities

William Blair & Company	SG Cowen & Co.
                    , 2005

DealerTrack™ Automotive Industry Network

1 Connects Dealers, Financing Sources and Other Service and Information Providers

Automotive Dealers

20,000+ Active Automotive Dealers

- Over 80% of all franchised dealers

Financing Sources

140+ Financing Sources

- Top 20 independent financing sources
- Eight captive financing sources

DealerTrack™ Network

Other Service and Information Providers

- All major credit bureaus
- Used car value guides

2 Enables the Sale of On-Demand Software Products and Services

RETAIL AUTOMOTIVE VALUE CHAIN

Pre-Sales Marketing and Prospecting
Sales
Finance and Insurance
Financing
Aftermarket Sales
Contracting
Data and Reporting

PRODUCTS AND SERVICES

Subscription Based

SALES
- Chrome Inventory Search™
- DeskLink™
- FinanceWizard™

FINANCE AND INSURANCE
- BookOut
- DealerTrack eMenu™
- DealTransfer™
- eContracting

DATA AND REPORTING
- ActivityReports™
- ALG Data Services
- Chrome New Vehicle Data
- Chrome VIN Search Data

Transaction Based

SALES
- Credit Reports

FINANCE AND INSURANCE
- eContracting
- ToolKit™ (credit application processing)

DealerTrack™

DealerTrack™ Automotive Industry NetworkConnects Dealers, Financing Sources and Other Service and Information ProvidersAutomotive Dealers20,000+ Active Automotive Dealers- Over 80% of all franchised dealersDealerTrackTMOther Service and Information ProvidersAll major credit bureaus — Used car value guidesFinancing Sources140+ Financing Sources- Top 20 independentfinancing sources ¦ Eight captive financing sourcesEnables the Sale of On-Demand Software Products and ServicesRETAIL AUTOMOTIVE VALUE CHAINContractingPre-Sales Marketing and ProspectingSalesFinancingData and ReportingFinance and InsuranceAftermarket Sales
PRODUCTS AND SERVICESSubscription BasedTransaction Based
PRE-SALES MARKETING AND PROSPECTING -ALG Residual Value Guides- Chrome Carbook” and PC Carbook” — WebsitePlus TMSALES — Chrome Inventory SearchTM — DeskLink™ — Finance Wizard[1]”FINANCE AND INSURANCE — BookOut — DealerTrack eMenuTM — DealTransfer™ — eContractingDATA AND REPORTING — ActivityReportsTM-ALG Data Services — Chrome New Vehicle Data — Chrome VIN Search Data SALES Credit ReportsFINANCE AND INSURANCE — eContractingToolKit™ (credit application processing)DealerTrackTMThe network’s value increases with more products, services and participants.

Page

Prospectus Summary	1
Risk Factors	12
Special Note Regarding Forward-Looking Statements	30
Market and Industry Data	30
Registered Trademarks	30
Use of Proceeds	31
Dividend Policy	31
Capitalization	32
Dilution	33
Unaudited Combined Condensed Pro Forma Financial Information	35
Selected Historical Consolidated Financial Data	43
Management’s Discussion and Analysis of Financial Condition and Results of Operations	45
Business	59
Management	74
Related Party Transactions	91
Principal and Selling Stockholders	97
Description of Capital Stock	101
Shares Eligible for Future Sale	105
Description of Our Credit Facilities	108
Material U.S. Federal Tax Considerations for Non-U.S. Holders of Our Common Stock	110
Underwriting	112
Legal Matters	116
Experts	116
Where You Can Find More Information	117
Index to Financial Statements and Financial Statement Schedule	F-1
FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
BY-LAWS
FOURTH AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT
AMENDMENT #1 TO FOURTH AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT
FOURTH AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT
OPINION OF LATHAM & WATKINS LLP
CREDIT AGREEMENT
GUARANTEE AND SECURITY AGREEMENT
EMPLOYMENT AGREEMENT
EMPLOYMENT AGREEMENT
EMPLOYMENT AGREEMENT
EMPLOYMENT AGREEMENT
EMPLOYMENT AGREEMENT
2001 STOCK OPTION PLAN
FIRST AMENDMENT TO STOCK OPTION PLAN
SECOND AMENDMENT TO 2001 STOCK OPTION AGREEMENT
THIRD AMENDMENT TO 2001 STOCK OPTION AGREEMENT
2005 INCENTIVE AWARD PLAN
SENIOR EXECUTIVE INCENTIVE BONUS PLAN
STOCK OWNERSHIP AND RETENTION PROGRAM
EMPLOYEE STOCK PURCHASE PLAN
DIRECTORS' DEFERRED COMPENSATION PLAN
EMPLOYEES' DEFERRED COMPENSATION PLAN
401(K) PLAN
LIST OF SUBSIDIARIES
CONSENT OF PRICEWATERHOUSECOOPERS LLP
CONSENT OF PRICEWATERHOUSECOOPERS LLP
CONSENT OF KPMG LLP
CONSENT OF PRICEWATERHOUSECOOPERS LLP
CONSENT OF PRICEWATERHOUSECOOPERS LLP

      You should rely only on the information contained in this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.
      No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, but does not contain all the information that may be important to you. You should read this entire prospectus carefully, including the matters set forth under “Risk Factors,” “Unaudited Combined Condensed Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the notes thereto and the financial statements and related notes thereto for each of LLDG Operating Company (formerly known as Lease Marketing, Ltd.) and its subsidiaries (collectively, “LML”), dealerAccess Inc. and its subsidiary (collectively, “dealerAccess”), Chrome Systems Corporation (“Chrome”) and DJR US, LLC (formerly known as Automotive Lease Guide (alg), LLC) and an affiliate (collectively, “ALG”) appearing elsewhere in this prospectus, before making an investment decision. Unless the context requires otherwise, references in this prospectus to “DealerTrack,” “we,” “us” and “our” refer to DealerTrack Holdings, Inc. and its subsidiaries on a consolidated basis.
Our Business
      DealerTrack is a leading provider of on-demand software and data solutions for the automotive retail industry in the United States. We utilize the Internet to link automotive dealers with banks, finance companies, credit unions and other financing sources, and other service and information providers, such as the major credit reporting agencies. We have established a network of active relationships with over 20,000 automotive dealers, including over 80% of all franchised dealers; over 140 financing sources, including the 20 largest independent financing sources in the United States and eight captive financing sources; and a number of other service and information providers to the automotive retail industry. Our credit application processing product enables dealers to automate and accelerate the indirect automotive financing process by increasing the speed of communications between these dealers and their financing sources. We have leveraged our leading market position in credit application processing to address other inefficiencies in the automotive retail industry value chain. Our proven network of over 20,000 dealers provides a competitive advantage for distribution of our on-demand software and data solutions. Our integrated subscription-based software products and services enable our automotive dealer customers to receive valuable consumer leads, compare various financing and leasing options and programs, sell insurance and other aftermarket products, document compliance with certain laws and execute financing contracts electronically. In addition, we offer data and other products and services to various industry participants, including lease residual value and automobile configuration data.
      Traditionally, the workflow processes in each stage of the automotive retail industry value chain have been manual and paper intensive and/or performed on stand-alone legacy systems, resulting in inefficiencies. In contrast to most dealer legacy systems, our web-based solutions are open and flexible, and easily integrate with other widely used software systems. Our network improves efficiency and reduces processing time for both dealers and financing sources, and integrates other information and service providers’ products and services, such as credit reporting agencies. In addition, we intend to aggregate automotive industry information and introduce products and services that report the aggregated information to dealers, financing sources and other industry participants. We primarily generate revenue on both a transaction and subscription basis.
      We began our principal business operations in February 2001 with the introduction of our credit application processing product to address inefficiencies in the automotive financing process. Since then, we have substantially increased the number of participants in our network and have introduced new products and services through our internal product development efforts as well as through acquisitions. As a result, we have increased our total addressable market by enhancing our offering of subscription products and our data and reporting capabilities, and expanding our network of relationships. We have grown, and believe we will continue to grow, our revenue significantly faster than our costs and expenses, which generates operating leverage. For example, our revenue increased $31.3 million, or 81%, to $70.0 million for the year ended December 31, 2004 from $38.7 million for the year ended December 31, 2003. Costs and expenses for the same period increased $20.4 million, or 49%, to $62.3 million from $41.9 million.

Our Solution
      Our suite of integrated on-demand software products and services addresses many of the existing inefficiencies in the automotive retail industry value chain. We believe our solutions deliver benefits to dealers, financing sources and other service and information providers.
      Dealers. We offer franchised and independent automotive dealers an integrated suite of on-demand sales and finance solutions that significantly shorten financing processing times, allowing them to spend more time selling automobiles and aftermarket products. Traditionally, dealers and financing sources have relied upon the fax method of processing credit applications. This cumbersome process limited the range of options available to dealers and delayed the availability of financing. Our automated, web-based credit application processing product allows automotive dealers to originate and route their consumers’ credit application information electronically. In addition to this credit application processing product, we also offer dealers a suite of complementary subscription products and services that allow them to integrate and better manage their business processes across the automotive retail industry value chain. We offer a product that provides a valuable pre-sales marketing and prospecting tool by providing a secure credit application on a dealer’s website for a consumer to enter their own credit information. We offer other products and services that allow dealers to compare deal configurations from one or multiple financing and leasing sources on a real-time basis, which is referred to in the industry as “desking.” We also offer a product that allows dealers and consumers to complete finance contracts electronically, which a dealer can transmit to participating financing sources for funding, further streamlining the financing process and reducing transactional costs for both dealers and financing sources. Our products and services, when used together, form a seamless sales and finance solution that integrates with other widely used software systems. As of March 31, 2005, an aggregate of 9,825 of our existing product subscriptions have been purchased by approximately 6,400 of the over 20,000 dealers active on our network.
      Financing Sources. Our on-demand credit application processing and electronic contracting products eliminate expensive and time-consuming inefficiencies in legacy paper systems, and thereby decrease financing sources’ costs of originating loans and leases. Typically, consumers who obtain financing to purchase an automobile do so either indirectly through a dealership or directly from a financing source. In indirect financings, the dealer submits the consumer’s credit application information to one or multiple financing sources to obtain approval for the financing. We electronically transmit complete credit application and contract data, reducing costs and errors and improving efficiency for both prime and non-prime financing sources. We believe our solutions significantly streamline the indirect financing process and improve the efficiency and/or profitability of each financing transaction. We also believe that our credit application processing product enables our financing source customers to increase credit originations. Our network is configured to enable our financing source customers to connect easily with dealers with whom they currently do not conduct business. We believe that financing sources that utilize our solution experience a significant competitive advantage over financing sources that rely on the legacy paper fax process. Currently, a substantial majority of our financing source customers’ collective indirect credit application volume is processed through our network.
      Other Service and Information Providers. Our web-based solutions enable third-party service and information providers to deliver their products and services more broadly and efficiently, which increases the value of our integrated solutions to our dealer customers. We offer our third-party service and information providers a secure and efficient means of delivering their data to our dealer and financing source customers. For example, credit reporting agencies can provide dealers with prospective consumers’ credit reports electronically and integrate the delivery of these consumers’ credit reports with our web-based credit application processing product and other products and services.
Our Competitive Strengths
      We believe that the following strengths provide us with competitive advantages in the marketplace:
      Leading Market Position. We currently have active relationships with over 20,000 automotive dealers, including over 80% of all franchised dealers; over 140 financing sources, including the 20 largest independent financing sources in the United States and eight captive financing sources; and a number of other service and information providers. Currently, a substantial majority of our financing source customers’ collective indirect credit application volume is processed through our network. We believe we are also the market leader in desking, electronic contracting and residual value data for the automotive finance industry. Our network of relationships combined with our market leading positions provide us with significant competitive advantages, including our ability to maximize cross-selling opportunities for our products and services to all of our customers and to expand the wide range of new participants in our network. For example, our new subsidiaries, Chrome Systems, Inc. and Automotive Lease Guide (ALG), Inc., will be better able to market and distribute their products and services through our network. We believe that customers who regularly use one of our solutions are more inclined to use one or more of our other solutions.
      Flexible Web-Based Delivery Model. We believe that our software as a service model is a superior method of delivering products and services to our customers. Our customers are able to access our highly specialized applications on-demand rather than incurring the expense and difficulty of installing and maintaining them independently. In addition, our open architecture facilitates integration with certain existing systems of our automotive dealer customers, financing sources and other service and information providers. We believe our flexible web-based delivery model enhances our customers’ operating efficiency and reduces their total operating costs.
      Broad and Integrated Suite of Solutions. Our broad range of integrated on-demand software products and services improves our customers’ operating efficiency in the pre-sales marketing and prospecting, sales and finance and insurance stages of the automotive retail industry value chain. We believe that none of our competitors currently offer a comparable suite of integrated solutions and that the breadth of our existing solutions provides us with a competitive advantage.
      Independent Network. Our web-based network is independent and does not give any one financing source preference over any other financing source. Each dealer sees its individualized list of available financing sources listed alphabetically, based on our proprietary matching process, and can transmit credit application information simultaneously to multiple financing sources selected by them. Financing sources’ responses to requests for financing through our network are presented back to the dealer in their order of response. We believe that this neutral approach makes our network more appealing to both automotive dealers and financing sources than captive alternatives that favor financing sources owned or controlled by one or more automobile manufacturers.
      Proven Acquisition Strategy. We have augmented the growth of our business by successfully completing strategic acquisitions. In executing our acquisition strategy, we have focused on identifying businesses that we believe will increase our market share or that have products, services and technology that are complementary to our product and service offerings. We believe that our success in completing these acquisitions and integrating them into our business has allowed us to maintain our leadership position in the industry, enhanced our network of relationships and accelerated our growth.
Our Growth Strategy
      Our growth strategy is to leverage our position as a leading provider of on-demand software solutions to the U.S. automotive retail industry. Key elements of our growth strategy are:
      Sell Additional Products and Services to Our Existing Customers. We believe that we are well-positioned to increase the number of products and services purchased by our existing customers. Many of our subscription-based products and services were recently introduced to our customers, and we believe there are opportunities to increase the sales of these products and services to dealers and financing sources. We believe that a significant market opportunity exists for us to sell additional products and services to the approximately 70% of our over 20,000 active dealer customers that utilize our credit application processing product, but have not yet purchased one or more of our subscription-based products or services. Similarly, the over 140 financing sources that utilize our credit application product represent a market opportunity for us to sell our electronic contracting solution, which approximately 10% of our financing source customers have implemented to date.

      Expand Our Customer Base. We intend to increase our market penetration by expanding our automotive dealer and financing source customer base through the efforts of our direct sales force. Although we currently enjoy active relationships with over 80% of all franchised dealers, currently less than 5% of the approximately 50,000 independent dealerships in the United States are active in our network. We believe that we are well positioned to increase the number of these active dealer relationships. While we currently have over 140 active financing source customers, we will focus on adding the captive financing affiliates of foreign automotive manufacturers, as well as select regional banks, financing companies and other financing sources to our network. We also intend to increase the number of other service and information providers in our network by adding, among others, insurance and other aftermarket service providers.
      Expand Our Product and Service Offerings. We expect to expand our suite of products and services to address the evolving needs of our customers. We have identified a number of opportunities to leverage our network of relationships and our core competencies to benefit dealers, financing sources and other service and information providers. For example, we believe there are opportunities to generate additional revenue from insurance and other aftermarket providers by allowing their products and services to be accessed and offered in our network. We also see opportunities to generate additional revenue by aggregating automotive industry information we have collected and offering reporting of the aggregated information to dealers, financing sources and other industry participants.
      Pursue Acquisitions and Strategic Alliances. We intend to continue to grow and advance our business through acquisitions and strategic alliances. We believe that acquisitions and strategic alliances will allow us to enhance our product and service offerings, sell new products using our network, improve our technology and/or increase our market share.
Recent Developments

Acquisitions
      On May 25, 2005, we acquired substantially all the assets and certain liabilities of ALG. ALG’s products and services provide lease residual value data for new and used leased automobiles and guidebooks and consulting services related thereto, to manufacturers, financing sources, investment banks, automobile dealers and insurance companies. We intend to combine ALG’s lease residual value data with our other products and services to allow us to aggregate automotive industry information and report the aggregated information to dealers, financing sources and other industry participants. For the year ended December 31, 2004, ALG had revenue of $7.8 million.
      On May 23, 2005, we acquired substantially all the assets and certain liabilities of North American Advanced Technology, Inc. and its affiliates (collectively, “NAT”). NAT’s products and services streamline and automate many traditionally time-consuming and error-prone manual processes of administering after-market products, such as extended service contracts, guaranteed asset protection coverage, theft deterrent devices and credit life insurance. We intend to add NAT’s products and services to our suite of solutions in order to enhance our menu-selling offering and to add insurance and other aftermarket providers to our network. For the year ended December 31, 2004, NAT had revenue of $3.2 million.
      On May 10, 2005, we acquired substantially all the assets and certain liabilities of Chrome. Chrome’s products and services collect, standardize and enhance raw automotive data and deliver it in a format that is easy to use and tailored to specific industry requirements. Chrome’s products and services enable dealers, manufacturers, financing sources, Internet portals, consumers and insurance companies to configure, compare, and price automobiles on a standardized basis. This provides more accurate valuations for both consumer trade-ins and dealer used automobile inventory. We intend to integrate Chrome’s products and services into our network to create an expanded subscription product offering for our dealer customers. For the year ended December 31, 2004, Chrome had revenue of $12.8 million.

Credit Facilities
      On April 15, 2005, we and one of our subsidiaries, DealerTrack, Inc., entered into credit facilities comprised of a $25.0 million revolving credit facility and a $25.0 million term loan facility. The revolving credit facility is available for general corporate purposes (including acquisitions), subject to certain conditions. Proceeds from borrowings under the credit facilities were used to fund a portion of the Chrome, NAT and ALG acquisitions. As of June 30, 2005, the principal amount borrowed under the credit facilities was $43.5 million and we had $6.5 million available for additional borrowings under the revolving credit facility. The revolving credit facility matures on April 15, 2008 and the term loan facility matures on April 15, 2010.
Transactions and Relationships with Certain of the Underwriters and Their Affiliates
      We have engaged in transactions with, and established relationships with, certain of the underwriters and their affiliates, including J.P. Morgan Securities Inc. (“JPMorgan”), Lehman Brothers Inc. (“Lehman Brothers”) and Wachovia Capital Markets, LLC (“Wachovia”). In particular, one affiliate of JPMorgan is a stockholder that is selling shares of common stock in this offering and another is a significant customer and vendor of ours. Additionally, an affiliate of each of JPMorgan, Lehman Brothers and Wachovia is a lender under our credit facilities. These transactions and relationships are more fully described below:

•	Prior to the completion of this offering, an affiliate of JPMorgan will beneficially own approximately 26.6% of the outstanding shares of our equity securities. Most of this affiliate’s remaining shares of common stock will be transferred to a voting trust that will be formed on or around the completion of this offering. After giving effect to this offering, the affiliate and voting trust will hold voting power with respect to approximately % and % of the outstanding shares of our common stock, respectively (or approximately % and % if the underwriters’ over-allotment option is exercised in full, respectively);

•	Certain affiliates of JPMorgan and an affiliate of Wachovia are financing source customers of ours and we provide certain hosting services for JPMorgan;

•	The financing source affiliates of JPMorgan and Wachovia use competing electronic technology and systems in addition to ours, including their own proprietary services. They currently originate automotive finance business by means other than our credit application processing product and we expect that they will continue to do so in the future;

•	Affiliates of each of JPMorgan, Lehman Brothers and Wachovia are lenders under our credit facilities. We are required to use up to 25% of the proceeds to us from the sale of shares in this offering to repay the $25.0 million term loan under our credit facilities. Therefore, these affiliates will receive a portion of the proceeds from this offering;

•	We license certain limited technology from an affiliate of JPMorgan under the terms of a royalty-free, perpetual license, and the license agreement restricts our ability to use this technology outside of the automotive finance industry;

•	We maintain certain banking relationships with, including the receipt of investment management services from, an affiliate of JPMorgan;

•	We provide lease residual value data for new and used leased automobiles as well as guidebooks, and consulting services related thereto, to a financing source affiliate of JPMorgan;

•	We provide vehicle description and specification data for automobiles, and software related thereto, to a financing source affiliate of JPMorgan; and

•	In the ordinary course of their business, the underwriters or their affiliates have engaged, are engaged and may in the future engage in investment banking and financial advisory transactions with us, our affiliates or our significant stockholders, including Lehman Brothers’ role as financial advisor and its delivery of a fairness opinion to an affiliate of one of our significant stockholders, The First American

Corporation, in connection with First Advantage Corporation’s acquisition of the companies and assets comprising the credit information segment of The First American Corporation.
      For more information, see “Risk Factors — Risks Relating to Our Business — We are dependent on several customers that are affiliates of our stockholders,” “— Risks Relating to this Offering — Risks relating to transactions and relationships with certain of our stockholders, the underwriters and their respective affiliates,” “Related Party Transactions” and “Underwriting.”
Company Information
      We are a Delaware corporation formed in August 2001 in connection with the combination of DealerTrack, Inc., which commenced operations in February 2001, and webalg, inc., which commenced operations in April 2000. Our principal executive offices are located at 1111 Marcus Avenue, Suite M04, Lake Success, New York 11042. Our telephone number is (516) 734-3600 and our website address is www.dealertrack.com. The information contained on our website is not part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares(1)

Initial public offering price	$ per share

Use of proceeds	We will receive net proceeds from this offering of approximately $ million. We are required to use up to 25% of such proceeds to repay the $25.0 million term loan under our credit facilities and will use the remainder for general corporate purposes, including working capital and capital expenditures. Therefore, the affiliates of the underwriters that are lenders under our credit facilities will receive a portion of the net proceeds to us from this offering. We may also use a portion of our net proceeds to fund possible investments in, strategic alliances with or select acquisitions of businesses, products, services and/or technologies. See “Use of Proceeds.” We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholders.

Proposed NASDAQ National Market symbol	TRAK

(1)	The total number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of May 31, 2005 and excludes:

•	3,550,446 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $5.97 per share, of which 997,593 options were exercisable, and

•	2,178,950 shares of common stock reserved for future issuance under our 2005 Incentive Award Plan.

      Except as otherwise indicated, the information in this prospectus:

•	assumes that the underwriters do not exercise their over-allotment option;

•	has been adjusted to reflect the 1-for-8 reverse stock split of our common stock effected on March 19, 2003;

•	reflects the automatic conversion of our outstanding shares of series A preferred stock, series A-1 preferred stock, series A-2 preferred stock, series B preferred stock, series B-1 preferred stock, series C preferred stock, series C-1 preferred stock, series C-2 preferred stock and series C-3 preferred stock into an aggregate of 26,397,721 shares of common stock upon the completion of this offering; and

•	assumes our authorized capital stock is increased to 175 million shares of common stock and 10 million shares of preferred stock, which will occur immediately prior to the completion of this offering.
Risk Factors
      See “Risk Factors” beginning on page 12 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Summary Historical Consolidated Financial Data
      The summary historical consolidated financial data set forth below as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 have been derived from our audited consolidated financial statements and related notes thereto included in this prospectus. The summary historical consolidated financial data set forth below as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 have been derived from our unaudited consolidated financial statements and related notes thereto included in this prospectus. These unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.
      We completed several acquisitions during the periods presented below, the operating results of which have been included in our historical results of operations from the respective acquisition dates. These acquisitions have significantly affected our revenue, results of operations and financial condition. Accordingly, the results of operations for the periods presented may not be comparable due to these acquisitions.
      Upon the completion of this offering, each of the outstanding shares of redeemable convertible participating preferred stock will automatically convert into shares of common stock. The pro forma consolidated financial data included in this summary give effect only to the automatic conversion of all the outstanding shares of redeemable convertible participating preferred stock into common stock. The pro forma consolidated financial data included in this summary do not give effect to this offering, including the application of the proceeds therefrom.
      The following data should be read in conjunction with “Unaudited Combined Condensed Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes thereto and the consolidated financial statements and related notes thereto for each of dealerAccess, LML, Chrome and ALG, in each case included elsewhere in this prospectus.

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(unaudited)
	(Dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenue(1)	$11,711	$38,679	$70,044	$15,376	$23,271
Operating costs and expenses:
Cost of revenue(1)(2)	17,556	25,362	29,665	6,820	8,403
Product development(2)	2,101	1,539	2,256	483	767
Selling, general and administrative(2)	9,008	15,048	30,401	6,386	10,485

Total operating costs and expenses	28,665	41,949	62,322	13,689	19,655
(Loss) income from operations	(16,954)	(3,270)	7,722	1,687	3,616
Interest income	179	75	54	11	53
Interest expense	—	(22)	(115)	(20)	(40)

(Loss) income before provision for income taxes	(16,775)	(3,217)	7,661	1,678	3,629
(Provision) benefit for income taxes	—	(72)	3,592	(213)	(1,560)

Net (loss) income	$(16,775)	$(3,289)	$11,253	$1,465	$2,069

Basic net (loss) income per share applicable to common stockholders(3)	$(23,334.99)	$(1,000.30)	$0.45	$0.07	$0.08
Diluted net (loss) income per share applicable to common stockholders(3)	$(23,334.99)	$(1,000.30)	$0.00	$0.00	$0.00
Weighted average shares outstanding	1,009	3,288	40,219	13,689	513,771
Average shares outstanding assuming dilution	1,009	3,288	25,790,375	24,778,816	25,904,585
Pro forma basic net income per share (unaudited)			$0.43		$0.08
Pro forma diluted net income per share (unaudited)			$0.41		$0.08
Pro forma weighted average shares outstanding (4)(unaudited)			26,437,940		26,911,492
Pro forma weighted average shares outstanding assuming dilution(4)(unaudited)			27,422,969		27,537,179
Other Data:
EBITDA(5) (unaudited)	$(5,760)	$7,746	$18,595	$4,129	$6,627
Capital expenditures	$395	$542	$1,825	$330	$248
Active dealers in the network as of end of period(6) (unaudited)	12,752	15,999	19,150	17,427	20,109
Active financing sources in the network as of end of period(7) (unaudited)	21	55	94	62	110
Transactions processed(8) (unaudited)	6,935,887	22,995,715	33,964,195	8,161,938	13,173,374
Product subscriptions as of end of period(9) (unaudited)	317	3,030	7,705	4,258	9,825

				Pro Forma(10)
				as of
	As of December 31,		As of March 31,	March 31,

	2003	2004	2005	2005

			(unaudited)
	(Dollars in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$16,790	$21,753	$18,680	$18,680
Working capital(11)	15,640	23,390	26,755	26,755
Total assets	46,643	76,681	77,896	77,896
Long-term debt, capital lease obligations (long and short-term) and other long-term liabilities	1,100	6,968	6,659	6,659
Total redeemable convertible participating preferred stock	72,226	72,226	72,226	—
Accumulated deficit	(36,287)	(25,034)	(22,965)	(22,965)
Total stockholders’ (deficit) equity	(33,608)	(20,001)	(16,701)	55,525

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(unaudited)
	(Dollars in thousands)
(1) Related party revenue	$8,191	$13,717	$19,070	$4,391	$6,152
Related party cost of revenue	199	3,985	3,306	1,003	782

(2)	We recorded non-cash charges for compensation expense resulting from certain stock option grants for the year ended December 31, 2004 and the three months ended March 31, 2005. Stock based compensation recorded for the year ended December 31, 2004 and the three months ended March 31, 2004 and March 31, 2005 was classified as follows:

		Three
		Months
	Year Ended	Ended
	December 31,	March 31,
	2004	2004	2005

		(unaudited)
	(Dollars in thousands)
Cost of revenue	$286	$—	$47
Product development	84	—	17
Selling, general and administrative	1,263	—	204

Total stock-based compensation expense	$1,633	$—	$268

(3)	The basic and diluted earnings per share calculations include adjustments to net (loss) income relating to preferred dividends earned, but not paid, and net income amounts allocated to the participating preferred stockholders in order to compute net (loss) income applicable to common stockholders in accordance with SFAS No. 128, “Earnings per Share” and EITF 03-6, “Participating Securities and the Two-Class Method under FASB No. 128.” For more detail, please see Note 2 to our historical consolidated financial statements.

(4)	Unaudited pro forma basic and diluted net income per share have been computed to give effect, even if antidilutive, to the issuance of all shares issuable upon automatic conversion of the redeemable convertible participating preferred stock into common stock upon the completion of this offering on an as-if converted basis for the year ended December 31, 2004 and the three months ended March 31, 2005.

(5)	EBITDA represents net (loss) income before interest expense (income), taxes, depreciation and amortization. We present EBITDA because we believe that EBITDA provides useful information regarding our operating results. We rely on EBITDA as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments. We believe EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA when reporting their results. In addition, our credit agreement uses EBITDA (with additional adjustments), in part, to measure our compliance with covenants such as interest coverage.

EBITDA has limitations as an analytical tool and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. EBITDA is a measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

The following table sets forth the reconciliation of EBITDA, a non-GAAP financial measure, to net income (loss), our most directly comparable financial measure in accordance with GAAP.

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(unaudited)
	(Dollars in thousands)
Net (loss) income	$(16,775)	$(3,289)	$11,253	$1,465	$2,069
Interest income	(179)	(75)	(54)	(11)	(53)
Interest expense	—	22	115	20	40
Tax expense (benefit)	—	72	(3,592)	213	1,560
Depreciation of property and equipment and amortization of capitalized software and website costs	10,101	7,278	4,349	1,198	891
Amortization of acquired identifiable intangibles	1,093	3,738	6,524	1,244	2,120

EBITDA	$(5,760)	$7,746	$18,595	$4,129	$6,627

(6)	We consider a dealer to be active as of a date if the dealer completed at least one revenue-generating transaction in our network during the most recently ended calendar month.

(7)	We consider a financing source to be active in our network as of a date if it is accepting credit application data electronically from dealers in our network.

(8)	Represents revenue generating transactions processed in our network in a given period.

(9)	Represents revenue generating subscriptions at the end of a given period.

(10)	The pro forma balance sheet data give effect only to the automatic conversion of all outstanding shares of redeemable convertible participating preferred stock into shares of common stock.

(11)	Working capital is defined as current assets less current liabilities.

RISK FACTORS
      You should carefully consider the risks described below, together with all of the other information in this prospectus, before deciding to invest in our common stock. The risks and uncertainties described below are those that we have identified as material. Risks and uncertainties not currently identifiable by us, or that we believe are immaterial, are not included below, but may also impair our business operations. If any of the events contemplated by the following discussion of risks should occur, our business, prospects, financial condition and results of operations may suffer. As a result, the trading price of our common stock could decline and you could lose part or all of your investment in our common stock.
Risks Relating to Our Business

We may be unable to continue to compete effectively in our industry.
      Competition in the automotive retail technology industry is intense. The indirect automotive retail finance industry is highly fragmented and is served by a variety of entities, including:

•	web-based automotive finance credit application processors, including CU Direct Corporation’s Credit Union Direct Lending (“CUDL”) and RouteOne LLC (“RouteOne”);

•	the proprietary credit application processing systems of the financing source affiliates of automobile manufacturers, including those provided by American Honda Finance Corp. and Volkswagen Credit;

•	dealer management system providers, including ADP, Inc. and The Reynolds and Reynolds Company;

•	automotive retail sales desking providers, including ADP, Inc. and Market Scan Information Systems, Inc.; and

•	vehicle configuration providers, including Automotive Information Center, Autodata Solutions Company and JATO Dynamics, Inc.
      We also compete with warranty and insurance providers, as well as software providers, among others, in the market for menu-selling products and services. Some of our competitors have longer operating histories, greater name recognition and significantly greater financial, technical, marketing and other resources than we do. Many of these competitors also have longstanding relationships with dealers and may offer dealers other products and services that we do not provide. As a result, these companies may be able to respond more quickly to new or emerging technologies and changes in customer demands or to devote greater resources to the development, promotion and sale of their products and services than we can to ours. We expect the market to continue to attract new competitors and new technologies, possibly involving alternative technologies that are more sophisticated and cost-effective than our technology. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures we face will not materially adversely affect our business, prospects, financial condition and results of operations.

Our computer systems and operations may be vulnerable to security breaches, disruptions or failures.
      Our success depends on the confidence of dealers, financing sources, the major credit reporting agencies and our other network participants in our ability to transmit confidential information securely over the Internet and our ability to operate our computer systems and operations without significant disruption or failure. We transmit substantial amounts of confidential information, including non-public personal information, over the Internet. Any failure to provide secure online products and services could have a material adverse effect on our business, prospects, financial condition and results of operations.
      Our products and services rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to achieve secure transmission of confidential information. Despite our focus on Internet security, we may not be able to stop unauthorized attempts to gain access to or disrupt the transmission of communications among dealers, financing sources, the major credit reporting agencies and other service and information providers. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments could result in a compromise or breach of the algorithms used by our products and services to protect certain data contained in our databases and the information being transferred.
      Although we generally limit warranties and liabilities relating to security in financing source and dealer contracts, third parties may seek to hold us liable for any losses suffered as a result of unauthorized access to their confidential information or non-public personal information. We may not have adequate insurance to cover these losses. We may be required to expend significant capital and other resources to protect against security breaches or to alleviate the problems caused. Moreover, concerns over the security of transactions conducted on the Internet and commercial online services, which may be heightened by any well-publicized compromise of security, may deter customers from using our products and services. Our security measures may not be sufficient to prevent security breaches, and failure to prevent security breaches could have a material adverse effect on our business, prospects, financial condition and results of operations.
      Our computer systems and operations are vulnerable to damage or interruption from natural disasters, such as fire, floods and hurricanes, power outages, telecommunications failures, network service outages and disruptions, “denial of service” attacks, computer viruses, break-ins, sabotage and other similar events beyond our control. The occurrence of a natural disaster or unanticipated problems at our facilities in New York or New Jersey or at any third-party facility we utilize could cause interruptions or delays in our business, loss of data or render us unable to provide our products and services. In addition, failure of a third-party facility to provide the data communications capacity required by us, as a result of human error, bankruptcy, natural disaster or other operational disruption, could cause interruptions to our computer systems and operations. The occurrence of any or all of these events could have a material adverse effect on our business, prospects, financial condition and results of operations.
      From time to time, we have experienced, and may experience in the future, network interruptions. These network interruptions may interfere with our ability to do business. Although we regularly back up data and take other measures to protect against data loss and system failures, there is still some risk that we may lose critical data or experience network failures.
      Our software may contain undetected errors, defects or bugs. Although we have not suffered significant harm from any errors or defects to date, we may discover significant errors or defects in the future that we may not be able to correct. Our products and services are integrated with products and systems developed by third parties. Complex third-party software programs may contain undetected errors or bugs when they are first introduced or as new versions are released. It is possible that errors will be found in our existing or future products and services or third-party products upon which our products and services are dependent, with the possible results of delays in or loss of market acceptance of our products and services, diversion of our resources, injury to our reputation, increased service and warranty expenses and payment of damages.

We may face increased competition from RouteOne and the captive financing source affiliates of the manufacturers that have formed RouteOne.
      Our network of financing sources does not include the captive financing sources affiliated with DaimlerChrysler AG, Ford Motor Company, General Motors Corporation or Toyota Motor Corporation, which have formed RouteOne to operate as a direct competitor of ours to serve their respective franchised dealers. RouteOne has the ability to offer its dealers access to captive or other financing sources that are not in our network. RouteOne was launched in November 2003, and officially re-launched in July 2004. Several independent financing sources, including some of the independent financing sources in our network, are participating on the RouteOne credit application processing and routing portal. Currently, we believe the RouteOne credit application processing and routing portal preferences the captive financing sources over the independent financing sources, which we believe has been a hindrance to its efforts to establish a comprehensive network of independent financing sources comparable to our network. However, if RouteOne increases the number of independent financing sources on its credit application processing and routing portal and/or offers products and services that better address the needs of our customers or offer our customers a lower cost alternative, our business, prospects, financial condition and results of operations could be materially adversely affected. In addition, if a substantial amount of our current customers migrate from our network to

RouteOne, our ability to sell additional products and services to, or earn transaction revenue from, these customers could diminish. RouteOne has repeatedly approached each of our largest financing source customers seeking to have them join the RouteOne credit application processing and routing portal. Certain of these financing sources, including those affiliated with JPMorgan, an underwriter in this offering, and several of our selling stockholders or their respective affiliates, have engaged, are engaged and/or may in the future engage, in discussions with RouteOne regarding their participation on the RouteOne credit application and routing portal.

We are dependent on several customers that are affiliates of our stockholders.
      We have historically earned a substantial portion of our total revenue from financing source customers that are affiliates of our stockholders. For the year ended December 31, 2004, $19.1 million, or 27%, and for the three months ended March 31, 2005, $6.2 million, or 26% of our total revenue was generated by the nine financing sources that are affiliates of our stockholders. Although each financing source customer is currently a party to an agreement with us, the obligations of the financing sources under these agreements are minimal and these financing source customers, like all of our other financing source customers, may terminate their agreements at the end of their respective terms or for uncured breach. They may also enter into, and in some cases may have already entered into, agreements with our competitors. None of these financing source customers is contractually or otherwise obligated to use our network exclusively. RouteOne has repeatedly approached each of these financing sources seeking to have them join the RouteOne credit application processing and routing portal. Some of our selling stockholders, including those affiliated with JPMorgan, an underwriter in this offering, have engaged, are engaged and/or in the future may engage, in discussions with RouteOne regarding their participation in the RouteOne credit application and routing portal.
      Five of the selling stockholders in this offering are affiliates of certain financing source customers. Each has the right to appoint a member to our board of directors, which will terminate upon the completion of this offering, although only one such selling stockholder currently has an appointed member on our board. Reduced involvement of these financing sources in our governance after this offering due to their loss of a right to designate a member of our board of directors, or the reduction in the level of their equity ownership in us as a result of their sale of our capital stock either pursuant to this offering or following the completion of this offering, may cause them to reduce or discontinue their use of our products and services, which could negatively impact the use of our network by our other customers. The cessation of, or a significant reduction in, participation in our network by these customers, or their participation in a competing business, may have a material adverse effect on our business, prospects, financial condition and results of operations.

Our failure or inability to execute any element of our business strategy could adversely affect our operations.
      Our business, prospects, financial condition and results of operations depend on our ability to execute our business strategy, which includes the following key elements:

•	selling additional products and services to our existing customers;

•	expanding our customer base;

•	expanding our product and service offerings; and

•	pursuing acquisitions and strategic alliances.
      We may not succeed in implementing a portion or all of our business strategy and, even if we do succeed, our strategy may not have the favorable impact on operations that we anticipate. Our success depends on our ability to execute our business plan, leverage our distribution channel and value proposition for dealers, financing sources and other service and information providers, offer a broad array of products and services, provide convenient, high-quality products and services, maintain our technological position and implement other elements of our business strategy.

      We may not be able to effectively manage the expansion of our operations or achieve the rapid execution necessary to fully avail ourselves of the market opportunity for our products and services. If we are unable to adequately implement our business strategy, our business, prospects, financial condition and results of operations could be materially adversely affected.

We have a very limited operating history and incurred significant net losses through 2003.
      We have a very limited operating history upon which you may evaluate our business and our prospects. We launched our business as DealerTrack, Inc. in February 2001. We will continue to encounter risks and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. In order to overcome these risks and difficulties, we must, among other things:

•	minimize security concerns;

•	increase and retain the number of financing sources and automotive dealers that are active in our network;

•	build brand recognition of our network among dealership employees;

•	prevent and respond quickly to service interruptions;

•	develop our technology, new products and services;

•	reduce the time involved in integrating new financing sources and other third parties into our network; and

•	continue to attract, hire, motivate and retain qualified personnel.
      If we fail to adequately address these risks and difficulties or fail in executing our business strategy, our business, prospects, financial condition and results of operations may be materially adversely affected.
      Our losses were $14.9 million, $16.8 million and $3.3 million for the years ended December 31, 2001, December 31, 2002 and December 31, 2003, respectively. For the year ended December 31, 2004, we reported net income of $11.3 million and for the three months ended March 31, 2005, we reported net income of $2.1 million.
      Our budgeted operating costs are based on the anticipated growth of our future revenue, which is based on our ability to retain existing automotive dealer and financing source customers, integrate new automotive dealer and financing source customers and launch the products and services we have under development. We may not, however, be able to forecast growth accurately due to our limited operating history. If we do not grow as anticipated and our expenditures are not reduced accordingly, our operating results could decline significantly, and we may not remain profitable.

Our quarterly revenue, operating results and profitability will vary from quarter to quarter, which may result in volatility in our stock price.
      Our quarterly revenue, operating results and profitability have varied in the past and are likely to continue to vary significantly from quarter to quarter. This may lead to volatility in our stock price. These fluctuations are due to several factors related to the number of transactions we process and to the number of subscriptions to our products and services, including:

•	the volume of new and used automobiles financed or leased by our participating financing source customers;

•	the timing, size and nature of our subscriptions;

•	the incurrence of marketing expenses in the first quarter in connection with the National Automotive Dealers’ Association’s (“NADA”) annual trade show;

•	the timing of introduction and market acceptance of new products, services or product enhancements by us or our competitors;

•	automobile manufacturers or their captive financing sources offering special incentive programs such as discount pricing or 0% financing;

•	unpredictable sales cycles;

•	the number of weekends, holidays and Mondays in a particular quarter;

•	the timing of our acquisitions of businesses, products and services;

•	product and price competition regarding our products and services and those of our participating financing sources;

•	changes in our operating expenses;

•	software bugs or other computer system or operation disruptions or failures; and

•	personnel changes and fluctuations in economic and financial market conditions.
      We believe that period-to-period comparisons of our results of operations are not necessarily meaningful. We cannot assure you that future revenue and results of operations will not vary substantially from quarter to quarter. It is also possible that in future quarters, our results of operations will be below the expectations of public market analysts, investors or our announced guidance. In either case, the price of our common stock could be materially adversely affected.

We may be unable to develop and bring products and services in development and new products and services to market in a timely manner.
      Our success depends in part upon our ability to bring to market the products and services that we have in development and offer new products and services that meet changing customer needs. The time, expense and effort associated with developing and offering these new products and services may be greater than anticipated. The length of the development cycle varies depending on the nature and complexity of the product, the availability of development, product management and other internal resources, and the role, if any, of strategic partners. If we are unable to develop and bring additional products and services to market in a timely manner, we could lose market share to competitors who are able to offer these additional products and services, which could also materially adversely affect our business, prospects, financial condition and results of operations.

Some vendors of software products used by automotive dealers, including certain of our competitors, are developing their software and using financial incentives to make it more difficult for our customers to use our products and services.
      Currently, some software vendors have developed software systems that are difficult to integrate with third-party products and services such as ours. Some software vendors also use financial or other incentives to encourage their customers to purchase such vendors’ proprietary complementary products and services. These obstacles could make it more difficult for us to compete with these vendors and could have a material adverse effect on our business, prospects, financial condition and results of operations. Further, we have agreements in place with various third-party software providers to facilitate integration between their software and our network, and we cannot assure you that each of these agreements will remain in place.

Economic trends that affect the automotive retail industry may have a negative effect on our business.
      Economic trends that negatively affect the automotive retail industry may adversely affect our business by reducing the number of financing source or automotive dealer customers that purchase our products and services or by reducing the amount that such customers spend on our products and services. Purchases of new automobiles are typically discretionary for consumers and may be affected by negative trends in the economy. A reduction in the number of automobiles purchased by consumers may adversely affect our financing source and dealer customers and lead to a reduction in transaction volumes and in spending by our financing source and automotive dealer customers on our subscription products and services. Any such reductions in transactions or subscriptions could have a material adverse effect on our business, prospects, financial condition and results of operations.

The indirect automotive financing and automotive retail industries are subject to extensive and complex federal and state regulation.
      We are directly and indirectly subject to various laws and regulations. Federal laws and regulations governing privacy of consumer information generally apply in the context of our business, such as the Gramm-Leach-Bliley Act (the “GLB Act”) and its implementing Regulation P, as well as the Fair Credit Reporting Act (the “FCRA”). If a financing source or dealer discloses consumer information provided through our system in violation of these or other laws, we may be subject to claims from such consumers or enforcement actions by state or federal regulators. We cannot predict whether such claims or enforcement actions will arise or the extent to which, if at all, we may be held liable.
      A majority of states have passed, or are currently contemplating, consumer protection, privacy, and data security laws or regulations that may relate to our business. The FCRA contains certain provisions that explicitly preempt some state laws to the extent the state laws seek to regulate certain specified areas, including the responsibilities of persons furnishing information to consumer reporting agencies. Unlike the FCRA, however, the GLB Act does not limit the ability of the states to enact privacy legislation that provides greater protections to consumers than those provided by the GLB Act. Some state legislatures or regulatory agencies have imposed, and others may impose, greater restrictions on the disclosure of consumer information than are already contained in the GLB Act and Regulation P. Any such legislation or regulation could adversely impact our ability to provide our customers with the products and services they require and that are necessary to make our products and services attractive to them. In the event that any state imposes additional statutory or regulatory requirements on us or our customers, we may be required to modify our business model in that state in a manner that may undermine our attractiveness to dealers and/or financing sources doing business in that state. Alternatively, if we determine that a given state’s requirements are overly burdensome or if we determine that our activities cannot be structured in a manner that does not implicate such requirements, we may elect to terminate operations in such state. Any of these circumstances could have a material adverse effect on our business, prospects, financial condition and results of operations.
      In the United States, the enforceability of electronic transactions is primarily governed by the Electronic Signatures in Global and National Commerce Act (“E-SIGN”), a federal law enacted in 2000 that largely preempts inconsistent state law, and the Uniform Electronic Transactions Act (“UETA”), a uniform state law that was finalized by the National Conference of Commissioners on Uniform State Laws (“NCCUSL”) in 1999 and has now been adopted by most states. Case law has generally upheld the use of electronic signatures in commercial transactions and in consumer transactions where proper notice is provided and consumer consent to electronic contracting is obtained. The Revised Uniform Commercial Code Section 9-105 (“UCC 9-105”), seeks to implement a regime to perfect security interests in electronic chattel paper. These laws impact the degree to which the financing sources in our network use our electronic contracting product. We believe that our electronic contracting product enables the perfection of a security interest in electronic chattel paper by meeting the transfer of “control” requirements of UCC 9-105. However, this issue has not been challenged in any legal proceeding. If a court were to find that our electronic contracting product is not sufficient to perfect a security interest in electronic chattel paper, or if existing laws were to change, our business, prospects, financial condition and results of operations could be materially adversely affected.
      Our ability to conduct, and our cost of conducting, business may be adversely affected by a number of legislative and regulatory proposals concerning aspects of the Internet, which are currently under consideration by federal, state, local and foreign governments and various courts. These proposals include, but are not limited to, the following matters: on-line content, user privacy, taxation, access charges, liability of third-party activities and jurisdiction. Moreover, we do not know how existing laws relating to these issues will be applied to the Internet. The adoption of new laws or the application of existing laws could decrease the growth in the use of the Internet, which could in turn decrease the demand for our products and services, increase our cost of doing business or otherwise have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, government restrictions on Internet content could slow the growth of Internet use and decrease acceptance of the Internet as a communications and commercial medium and thereby have a material adverse effect on our business, prospects, financial condition and results of operations.
      If a federal or state government or agency imposes additional legislative and/or regulatory requirements on us or our customers, or prohibits or limits our activities as currently structured, we may be required to modify or terminate our products and services in that jurisdiction in a manner which may undermine our attractiveness or availability to dealers and/or financing sources doing business in that jurisdiction.

We utilize certain key technologies from third parties and may be unable to replace those technologies if they become obsolete or incompatible with our products or services.
      Our proprietary on-demand software is designed to work in conjunction with certain software procured by third-party vendors, including Microsoft, Oracle and eOriginal. Any significant interruption in the supply of such third-party software could have a material adverse effect on our network unless and until we can replace the functionality provided by these products. In addition, we are dependent upon these third parties’ ability to enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. There can be no assurance that we would be able to replace the functionality provided by the third-party software currently incorporated into our products or services in the event that such software becomes obsolete or incompatible with future versions of our products or services or is otherwise not adequately maintained or updated. Any delay in or inability to replace any such functionality could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, delays in the release of new and upgraded versions of third-party software products could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be unable to adequately protect, and we may incur significant costs in defending, our intellectual property and other proprietary rights.
      Our success depends, in large part, on our ability to protect our intellectual property and other proprietary rights. We rely upon a combination of trademark, trade secret, copyright, patent and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, we attempt to protect our intellectual property and proprietary information by requiring our employees and consultants to enter into confidentiality, non-competition and assignment of inventions agreements. To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties might gain access to our proprietary information, develop and market products and services similar to ours, or use trademarks similar to ours. Existing U.S. federal and state intellectual property laws offer only limited protection. Moreover, the laws of Canada, and any other foreign countries in which we may market our products and services in the future, may afford little or no effective protection of our intellectual property. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, and we may not prevail. We are currently asserting our patent rights against RouteOne in a proceeding that challenges their system and method for credit application processing and routing. There can be no assurances that we will prevail in that proceeding or that the proceeding will not result in certain of our patent rights being deemed invalid. See “Business — Legal Proceedings.” The failure to adequately protect our intellectual property and other proprietary rights may have a material adverse effect on our business, prospects, financial condition and results of operations.
      We own the Internet domain names “dealertrack.com,” “alg.com,” “chrome.com,” “dealeraccess.com” and certain other domain names. The regulation of domain names in the United States and foreign countries may change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names, any or all of which may dilute the strength of our domain names. We may not acquire or maintain our domain names in all of the countries in which our websites may be accessed or for any or all of the top-level domain names that may be introduced. The relationship between regulations governing domain names and laws protecting intellectual property rights is unclear. Therefore, we may not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other intellectual property rights.

We could be sued for contract or product liability claims, and such lawsuits may disrupt our business, divert management’s attention or have an adverse effect on our financial results.
      We provide guarantees to subscribers of certain of our products and services that the data they receive through these products and services will be accurate. Additionally, general errors, defects or other performance problems in our products and services could result in financial or other damages to our customers. There can be no assurance that any limitations of liability set forth in our contracts would be enforceable or would otherwise protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors and omissions in excess of the applicable deductible amount. There can be no assurance that this coverage will continue to be available on acceptable terms or in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage for any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, litigation, regardless of its outcome, could result in substantial cost to us and divert management’s attention from our operations. Any contract liability claim or litigation against us could, therefore, have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, some of our products and services are business-critical for our financing source customers, and a failure or inability to meet a customer’s expectations could seriously damage our reputation and affect our ability to retain existing business or attract new business.

We have made strategic acquisitions in the past and intend to do so in the future. If we are unable to find suitable acquisitions or partners or to achieve expected benefits from such acquisitions or partnerships, there could be a material adverse effect on our business, prospects, financial condition and results of operations.
      Since 2001, we have acquired eight businesses. As part of our ongoing business strategy to expand product offerings and acquire new technology, we frequently engage in discussions with third parties regarding, and enter into agreements relating to, possible acquisitions, strategic alliances and joint ventures. There may be significant competition for acquisition targets in our industry, or we may not be able to identify suitable acquisition candidates or negotiate attractive terms for acquisitions. If we are unable to identify future acquisition opportunities, reach agreement with such third parties or obtain the financing necessary to make such acquisitions, we could lose market share to competitors who are able to make such acquisitions, which could have a material adverse effect on our business, prospects, financial condition and results of operations.
      Even if we are able to complete acquisitions or enter into alliances and joint ventures that we believe will be successful, such transactions are inherently risky. Significant risks to these transactions include the following:

•	integration and restructuring costs, both one-time and ongoing;

•	maintaining sufficient controls, policies and procedures;

•	diversion of management’s attention from ongoing business operations;

•	establishing new informational, operational and financial systems to meet the needs of our business;

•	losing key employees;

•	failing to achieve anticipated synergies, including with respect to complementary products or services; and

•	unanticipated and unknown liabilities.

      If we are not successful in completing acquisitions in the future, we may be required to reevaluate our acquisition strategy. We also may incur substantial expenses and devote significant management time and resources in seeking to complete acquisitions. In addition, we could use substantial portions of our available cash, including a portion of the net proceeds from this offering, to pay all or a portion of the purchase prices of future acquisitions.

Any acquisitions that we complete may dilute your ownership interest in us, may have adverse effects on our business, prospects, financial condition and results of operations and may cause unanticipated liabilities.
      Future acquisitions may involve the issuance of our equity securities as payment, in part or in full, for the businesses or assets acquired. Any future issuances of equity securities would dilute your ownership interests. Future acquisitions may also decrease our earnings or earnings per share and the benefits derived by us from an acquisition might not outweigh or might not exceed the dilutive effect of the acquisition. We also may incur additional indebtedness or suffer adverse tax and accounting consequences in connection with any future acquisitions. We incurred indebtedness to finance our recent acquisitions of Chrome, NAT and ALG and will incur significant interest expense until that indebtedness is repaid. In addition, our depreciation and amortization expense will increase materially as a result of the Chrome, NAT and ALG acquisitions, which were each recorded under the purchase method of accounting. See “Unaudited Combined Condensed Pro Forma Financial Information.” Future acquisitions may have similar or other adverse effects on our business, prospects, financial condition and results of operations.

We may not successfully integrate recent or future acquisitions.
      The integration of the Chrome, NAT and ALG acquisitions involves a number of risks and presents financial, managerial and operational challenges. In particular, we may have difficulty, and may incur unanticipated expenses related to, integrating management and personnel from Chrome, NAT and ALG with our management and personnel. Chrome and ALG earn revenue from the data they collect and generate in their respective businesses. If we are unable to integrate or sell such data in our other products and services, we will not be able to fully realize the business synergies we anticipate from these acquisitions. Several pre-existing customers of Chrome and ALG are also competitors or affiliates of competitors of ours. Some of these customers may elect to find alternative vendors instead of doing business with an affiliate of a competitor. For example, Chrome is party to a contract with General Motors Corporation, an affiliate of General Motors Acceptance Corporation, which has an ownership interest in RouteOne, that expires in 2006. For the year ended December 31, 2004 and the three months ended March 31, 2005, Chrome generated $6.5 million and $1.5 million, respectively, in revenue from General Motors Corporation pursuant to this contract. There can be no assurance that General Motors will renew this contract upon its expiration. Failure to successfully integrate the acquisitions of Chrome, NAT, ALG or any future acquisitions we may make, may have a material adverse effect on our business, prospects, financial condition and results of operations.

Restrictive covenants in our credit facilities may restrict our ability to pursue our business strategies.
      Our credit facilities contain restrictive covenants that limit our ability and our existing or future subsidiaries’ abilities, among other things, to:

•	access our, or our existing or future subsidiaries’, cash flow and value and, therefore, to pay interest and/or principal on our other indebtedness or to pay dividends on our common stock;

•	incur additional indebtedness;

•	issue preferred stock;

•	pay dividends or make distributions in respect of our, or our existing or future subsidiaries’, capital stock or to make certain other restricted payments or investments;

•	sell assets, including our capital stock;

•	enter into sale and leaseback transactions;

•	agree to payment restrictions;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our or the applicable subsidiary’s assets;

•	enter into transactions with our or the applicable subsidiary’s affiliates;

•	incur liens; and

•	designate any of our, or the applicable subsidiary’s, future subsidiaries as unrestricted subsidiaries.
      In addition, our credit facilities include other and more restrictive covenants and prohibit our subsidiaries from prepaying our other indebtedness while indebtedness under our credit facilities is outstanding. The agreements governing our credit facilities also require us and our subsidiaries to achieve specified financial and operating results and maintain compliance with specified financial ratios on a consolidated basis. Our and our subsidiaries’ ability to comply with these ratios may be affected by events beyond our control.
      The restrictions contained in the agreements governing our credit facilities could limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans and adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.
      A breach of any of these restrictive covenants or our inability to comply with the required financial ratios could result in a default under the agreements governing our credit facilities. If a default occurs, the lenders under our credit facilities may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable or prevent our subsidiaries from making distributions to us in order for us to make payments on our indebtedness, either of which could result in an event of default under such indebtedness. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under our credit facilities will also have the right to proceed against the collateral, including our available cash, granted to them to secure the indebtedness. If the indebtedness under our credit facilities were to be accelerated, we can make no assurances that our assets would be sufficient to repay in full that indebtedness and our other indebtedness. See “Description of Our Credit Facilities.”

We are dependent on our key management, direct sales force and technical personnel for continued success.
      We have grown significantly in recent years, and our management remains concentrated in a small number of key employees. Our future success depends to a significant extent on our executive officers and key employees, including members of our direct sales force and technology staff, such as our software developers and other senior technical personnel. We rely primarily on our direct sales force to sell subscription products and services to automotive dealers. We may need to hire additional sales, customer service, integration and training personnel in the near-term and beyond if we are to achieve revenue growth in the future. The loss of the services of any of these individuals or group of individuals could have a material adverse effect on our business, prospects, financial condition and results of operations.
      Competition for qualified personnel in the technology industry is intense and we compete for these personnel with other technology companies that have greater financial and other resources than we do. Our future success will depend in large part on our ability to attract, retain and motivate highly qualified personnel, and there can be no assurance that we will be able to do so. Any difficulty in hiring needed personnel could have a material adverse effect on our business, prospects, financial condition and results of operations.

If we fail to effectively manage our growth, our financial results could be adversely affected.
      We have expanded our operations rapidly in recent years. For example, net revenue increased from $11.7 million for the year ended December 31, 2002 to $38.7 million for the year ended December 31, 2003 and $70.0 million for the year ended December 31, 2004. Our growth may place a strain on our management team, information systems and other resources. Our ability to successfully offer products and services and implement our business plan requires adequate information systems and resources and oversight from our senior management. We will need to continue to improve our financial and managerial controls, reporting systems and procedures as we continue to grow and expand our business. As we grow, we must also continue to hire, train, supervise and manage new employees. We may not be able to hire, train, supervise and manage sufficient personnel or develop management and operating systems to manage our expansion effectively. If we are unable to manage our growth, our business, prospects, financial condition and results of operations could be adversely affected.

Claims that we or our technologies infringe upon the intellectual property or other proprietary rights of a third party may require us to incur significant costs, enter into royalty or licensing agreements or develop or license substitute technology.
      We may in the future be subject to claims that our technologies in our products and services infringe upon the intellectual property or other proprietary rights of a third party. In addition, the vendors providing us with technology that we use in our own technology could become subject to similar infringement claims. Although we believe that our products and services do not infringe any intellectual property or other proprietary rights, we cannot assure you that our products and services do not, or that they will not in the future, infringe intellectual property or other proprietary rights held by others. Any claims of infringement could cause us to incur substantial costs defending against the claim, even if the claim is without merit, and could distract our management from our business. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts, or obtain a license to continue to use the products and services that is the subject of the claim, and/or otherwise restrict or prohibit our use of the technology. There can be no assurance that we would be able to obtain a license on commercially reasonable terms from the third party asserting any particular claim, if at all, that we would be able to successfully develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license from another provider of suitable alternative technology to permit us to continue offering, and our customers to continue using, the products and services. In addition, we generally provide in our customer agreements for certain products and services that we will indemnify our customers against third-party infringement claims relating to technology we provide to those customers, which could obligate us to pay damages if the products and services were found to be infringing. Infringement claims asserted against us, our vendors or our customers may have a material adverse effect on our business, prospects, financial condition and results of operations.

We may need additional capital in the future, which may not be available to us, and if we raise additional capital, it may dilute your ownership in us.
      We may need to raise additional funds through public or private debt or equity financings in order to meet various objectives, such as:

•	acquiring businesses, technologies, products and services;

•	taking advantage of growth opportunities, including more rapid expansion;

•	making capital improvements to increase our capacity;

•	developing new services or products; and

•	responding to competitive pressures.
      Any debt incurred by us could impair our ability to obtain additional financing for working capital, capital expenditures or further acquisitions. Covenants governing any debt we incur would likely restrict our ability to take specific actions, including our ability to pay dividends or distributions on, or redeem or repurchase, our capital stock, enter into transactions with affiliates, merge, consolidate or sell our assets or make capital expenditure investments. In addition, the use of a substantial portion of the cash generated by our operations to cover debt service obligations and any security interests we grant on our assets could limit our financial and business flexibility.

      Any additional capital raised through the sale of equity or convertible debt securities may dilute your ownership percentage in us. Furthermore, any additional debt or equity financing we may need may not be available on terms favorable to us, or at all. If future financing is not available or is not available on acceptable terms, we may not be able to raise additional capital, which could significantly limit our ability to implement our business plan. In addition, we may issue securities, including debt securities, that may have rights, preferences and privileges senior to our common stock.

Our future success depends substantially on continued growth in the use of the Internet by automotive dealers and the indirect automotive finance industry.
      The Internet is a relatively new commercial marketplace for automotive dealers, particularly for their finance and insurance department managers, and may not continue to grow. The market for web-based automotive finance is rapidly evolving and the ultimate demand for and market acceptance of web-based automotive finance remains uncertain. Market acceptance of Internet automotive financing depends on financing sources’ and dealers’ willingness to use the Internet for general commercial and financial services transactions. Other critical issues concerning the commercial use of the Internet, including reliability, cost, ease of use and access and quality of service, may also impact the growth of Internet use by financing sources and dealers. Consequently, web-based automotive financing may not become as widely accepted as traditional methods of financing and electronic contracting may not become as widely accepted as paper contracting. In either case our business, prospects, financial condition and results of operations could be materially adversely affected. If Internet use by automotive dealers and financing sources does not continue to grow, dealers may revert to traditional methods of communication with financing sources, such as the fax machine, and thus, our business, prospects, financial condition and results of operations could be materially adversely affected.
      Additionally, to the extent the Internet’s technical infrastructure or security concerns adversely affect its growth, our business, prospects, financial condition and results of operations could be materially adversely affected. The Internet could also lose its commercial viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of activity or due to increased governmental regulation. Changes in or insufficient availability of telecommunication services could produce slower response times and adversely affect Internet use.

Economic, political and market factors beyond our control could reduce demand for our products and services.
      The indirect automotive retail finance industry is risky and volatile and is directly affected by many national and international factors beyond our control. Any of these factors may cause a substantial decline in credit application processing volume and demand for our other transaction and subscription products and services. These events could have a material adverse effect on our business, prospects, financial condition and results of operations. These factors include:

•	economic and political conditions in the United States and elsewhere;

•	concerns over inflation and weakening consumer confidence levels;

•	the level and volatility of interest rates; and

•	legislative and regulatory changes.

Risks Relating to this Offering

Risks relating to transactions and relationships with certain of our stockholders, the underwriters and their respective affiliates.

We are dependent on certain of our financing source customers. Several affiliates of these financing source customers are selling stockholders and an affiliate of one such selling stockholder is acting as an underwriter in this offering.
      We have historically earned a substantial portion of our total revenue from certain financing sources, affiliates of which are selling stockholders in this offering. See “Risk Factors — Risks Relating to Our Business — We are dependent on several of our customers that are affiliates of our stockholders.” In addition, we rely on our financing source customers to receive credit application and electronic contracting data from automotive dealers through our network. Five of these stockholders — ACF Investment Corp., Capital One Auto Finance, Inc., J.P. Morgan Partners (23A SBIC), LLC, Wells Fargo Small Business Investment Company, Inc. and WFS Web Investments — which are affiliates of certain of our financing source customers, have a right to appoint a member of our board of directors that will terminate upon the completion of this offering. None of these financing source customers are contractually or otherwise obligated to continue to use our network exclusively. Reduced involvement in our affairs by these financing sources after this offering due to their affiliates’ loss of a right to designate a member of our board of directors, or the reduction in the level of their affiliates’ equity ownership as a result of these affiliates selling shares of our common stock either as a part of or following the completion of this offering, may cause them to reduce or discontinue their use of our network and other services. This could negatively impact the use of our network by our other financing source and dealer customers. The loss of, or a significant reduction of, participation in our network by these financing source customers may have a material adverse effect on our business, prospects, financial condition and results of operations.
      Our financing source customers continue to receive credit applications and purchase retail installment sales and lease contracts directly from their dealer customers through traditional indirect financing methods, including via facsimile and other electronic means of communication, in addition to through our network. Many of our financing source customers are involved in other ventures as participants and/or as equity holders, and such ventures or newly created ventures may compete with us and our network now and in the future.
      Consortia have developed competing networks to ours, some of which are owned by various financing sources. These competing networks may offer some features that we do not currently offer. Furthermore, our financing source customers have made, and may in the future continue to make, investments in businesses that directly or indirectly compete with us, including, either individually or collectively, organizing or investing in separate companies similar to us for the purpose of competing with us or pursuing corporate opportunities that might be attractive to us. Accordingly, there can be no assurance that such financing source customers’ primary commitments will not be to one of our competitors.
      Currently, we process a substantial majority of the collective indirect automotive finance credit application volume for our financing source customers. Any reduction in the use of our network by our financing source customers would reduce the number of financing alternatives available to our dealer customers and could reduce our dealer customers’ use of our network. The occurrence of any of the foregoing may have a material adverse effect on our business, prospects, financial condition and results of operations.

Several of our financing source customers or their affiliates will beneficially own, in the aggregate, a significant portion of our outstanding common stock upon the completion of this offering. These customers may have strategic interests that differ from those of our other stockholders.
      Upon completion of this offering, several of our financing source customers or their affiliates will beneficially own, in the aggregate, approximately           % of our outstanding common stock (or approximately           % of our common stock if the underwriters’ over-allotment option to purchase additional shares is exercised in full). These financing source customers may have strategic interests that are different from ours and those of our other stockholders. For example, in their capacity as financing source customers, they would presumably favor lower credit application and electronic contracting fees. Furthermore, as participants, or potential participants, of competitive networks, they may decide to direct some or all of their business to one or more of our competitors. While these actions, if taken, would presumably reduce our revenue and our market capitalization, and, therefore, the value of their ownership position in us, there can be no assurance that they will not decide to take such actions for their own strategic or other reasons.
      We are not a party to any voting agreement with any of our stockholders, other than voting agreements that terminate upon the completion of this offering, and are not aware of any voting agreements among our financing source customers; however, they may enter into a voting agreement in the future or otherwise vote in a similar manner. To the extent that all of these financing source customers or their affiliates vote similarly, they will be able to determine decisions requiring approval by our stockholders. As a result, they or their affiliates may be able to:

•	control the composition of our board of directors through their ability to nominate directors and vote their shares to elect them;

•	control our management and policies; and

•	determine the outcome of significant corporate transactions, including changes in control that may be beneficial to other stockholders.
      As a result of these factors, we may be less likely to enter into relationships with competitors of our stockholders, which could impede our ability to expand our business and strengthen our competitive position. Furthermore, these factors could also limit stockholder value by preventing a change in control or sale of us.

A license agreement we have with a financing source customer that is also an affiliate of an underwriter in this offering restricts our ability to utilize the technology licensed under this agreement beyond the automotive finance industry.
      An affiliate of JPMorgan claims certain proprietary rights with respect to certain limited technology developed as of February 1, 2001. We have an exclusive, perpetual, irrevocable, royalty-free license throughout the world to use this technology in connection with the sale, leasing and financing of automobiles only, and the right to market, distribute and sub-license this technology solely to automotive dealerships, consumers and financing sources in connection with the sale, leasing and financing of automobiles only. The license agreement defines “automobile” as a passenger vehicle or light truck, snowmobiles, recreational vehicles, motorcycles, boats and other watercraft and commercial vehicles and excludes manufactured homes. We are limited in our ability to utilize the licensed technology beyond the automotive finance industry.

We intend to use a portion of the net proceeds of this offering to repay the term loan under our credit facilities entered into with several affiliates of the underwriters.
      Prior to the completion of this offering, an affiliate of JPMorgan owned more than 10% of our outstanding equity securities. In addition, we expect to use the net proceeds of this offering to repay the term loan under our credit facilities entered into with several affiliates of the underwriters. Therefore, these affiliates will receive a portion of the proceeds to us from this offering. See “Use of Proceeds.” Accordingly, this offering is being made in compliance with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. William Blair & Company, L.L.C. (“Blair”) has assumed the responsibilities of acting as a “qualified independent underwriter.” In such role, Blair has performed a due diligence investigation of us and participated in the preparation of this prospectus and the registration statement. The offering price of the shares of common stock will be no higher than the price recommended by Blair. See “Underwriting.”

The price of our common stock may be volatile.
      During the past several years, technology stocks listed on The NASDAQ National Market have experienced high levels of volatility and significant declines in value from their historic highs. The trading price of our common stock following this offering may fluctuate substantially. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. The fluctuations could cause you to lose part or all of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include, but are not limited to:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of companies in our industry;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	general economic conditions and trends;

•	major catastrophic events;

•	loss of one or more significant customers or strategic alliances;

•	sales of large blocks of our stock;

•	failure or disruption of our network;

•	developments or disputes concerning our patents or other proprietary rights;

•	significant acquisitions, strategic alliances, joint ventures or capital commitments by us or our competitors;

•	legal or regulatory matters, including legal decisions affecting the indirect automotive finance industry or involving the enforceability or order of priority of security interests of electronic chattel paper affecting our electronic contracting product; and

•	additions or departures of key employees.
      In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

If there are substantial sales of our common stock, our stock price could decline.
      If our stockholders sell large numbers of shares of our common stock or the public market perceives that stockholders might sell shares of common stock, the market price of our common stock could decline significantly. All of the shares being sold in this offering will be freely tradable without restriction or further registration under the U.S. federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).
      As of the date of this prospectus, after giving effect to this offering, we will have outstanding                      shares of common stock. The shares of common stock being sold in this offering may be resold in the public market immediately. The remaining                      shares, or           % of our outstanding shares after this offering, are currently restricted as a result of the application of securities laws or by virtue of lock-up agreements entered into with the underwriters in connection with this offering, but may be sold in the near future as set forth below.

Number of Shares and % of Total Outstanding	Date Available for Sale into Public Market

shares, or %	Beginning 90 days after the date of this prospectus, depending on the applicable requirements of the federal securities laws.
shares, or %	Beginning 180 days after the date of this prospectus due to lock-up agreements between the holders of these shares and the underwriters. However, JPMorgan and Lehman Brothers may waive the provisions of these lock-up agreements and allow these stockholders to sell their shares prior to the expiration of the 180-day lock-up period.
      Upon completion of this offering, subject to certain conditions, holders of an aggregate of approximately                      shares of common stock will have rights with respect to the registration of these shares of common stock with the Securities and Exchange Commission. If we register their shares of common stock following the expiration of their lock-up agreements entered into with the underwriters, they may sell these shares in the public market.
      Promptly following completion of this offering, we intend to register approximately 5,729,396 shares of common stock that are authorized for issuance under our stock plans. As of May 31, 2005, 3,550,446 shares were issuable upon exercise of outstanding options. Additionally, we intend to register approximately 1,500,000 shares of common stock that are authorized for issuance under our employee stock purchase plan. Once we register the shares authorized for issuance under our stock plans, they may be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and the restrictions imposed on our affiliates under Rule 144 under the Securities Act.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution in the book value of your shares.
      The assumed initial public offering price is substantially higher than the net tangible book value per share of our common stock. If you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will incur immediate and substantial dilution of $           per share, based on an assumed initial public offering price of $           per share. Further, investors purchasing common stock in this offering will contribute approximately           % of the total amount invested by stockholders since our inception, but will own only approximately           % of the shares of common stock outstanding. This dilution is due in large part to the fact that our earlier investors paid substantially less than the price of the shares being sold in this offering when they purchased their shares of our capital stock. You will experience additional dilution upon the exercise of stock options to purchase common stock and the issuance of restricted stock to our employees under our stock plans. In addition, we may utilize our common stock as consideration to fund future acquisitions, which could cause you to experience further dilution. See “Dilution.”

We have broad discretion in the use of a significant portion of the proceeds of this offering.
      A portion of the net proceeds that we receive from this offering will be used to repay the term loan under our credit facilities and the remainder, or “excess proceeds,” as determined by management in its sole discretion, will be used for general corporate purposes including working capital and capital expenditures, as well as for the possible acquisition of or investment in, companies, technologies, products, services or assets that we believe are complementary to our current or future business. However, we have not determined the specific allocation of the excess proceeds among the various uses described in this prospectus. Our management will have broad discretion over the use and investment of the excess proceeds, and, accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of the excess proceeds, with only limited information concerning management’s specific intentions. See “Use of Proceeds.”

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcomes of key transactions, including a change of control.
      Our stockholders that own more than 5% of our equity securities, directors and executive officers, and entities affiliated with them, beneficially owned approximately 92.0% of the outstanding shares of our equity securities as of May 31, 2005, and will beneficially own approximately           % of the outstanding shares of our common stock after this offering. Accordingly, these principal stockholders, directors and executive officers, and entities affiliated with them, if acting together, may be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

The requirements of being a public company may strain our resources and distract management.
      As a public company, we will incur significant legal, accounting, corporate governance and other expenses that we did not incur as a private company. We will be subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the NASDAQ Stock Market and other rules and regulations. These rules and regulations may place a strain on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. Sarbanes-Oxley requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We currently do not have an internal audit group. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, we will need to hire additional legal and accounting staff with appropriate public company experience and technical accounting knowledge and we cannot assure you that we will be able to do so in a timely fashion.
      These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Some provisions in our certificate of incorporation and by-laws may deter third parties from acquiring us.
      Our fifth amended and restated certificate of incorporation and our amended and restated by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including, but not limited to, the following:

•	our board of directors is classified into three classes, each of which serves for a staggered three-year term;

•	only our board of directors may call special meetings of our stockholders;

•	we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	our stockholders have only limited rights to amend our by-laws; and

•	we require advance notice for stockholder proposals.

      These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.
      In addition, we are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a publicly-held Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock, for a three-year period following the date that such stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control of our company that our stockholders might consider to be in their best interests.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “will,” “would” or the negative of such terms or other comparable terms or similar expressions. These statements are only predictions. You should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from the plans. In evaluating these statements, you should specifically consider various important factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.
      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or strategic alliances we may make. Except as may be required under the federal securities laws, we are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.
MARKET AND INDUSTRY DATA
      In this prospectus, we rely on and refer to information and statistics regarding the industries and the markets in which we compete. We obtained this information and these statistics from various third-party sources. We believe that these sources and the estimates contained therein are reliable, but have not independently verified them. Such information involves risks and uncertainties and is subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus.
REGISTERED TRADEMARKS
      We own federal registrations for several trademarks and service marks, including Dealer Track®, ALG®, Automotive Lease Guide®, The Chrome Standard®, Credit Connection®, CreditOnline® and PC CARBOOK®. We have applied for U.S. federal registrations for several marks and continue to register other trademarks and service marks as they are created. We believe we have the rights to trademarks and service marks that we use in conjunction with the operation of our business. This prospectus contains trade names, trademarks and service marks of other companies. These trade names, trademarks and service marks appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other parties’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of, these other parties.

USE OF PROCEEDS
      We estimate that the net proceeds to us from the sale of the primary shares of common stock in this offering will be approximately $           million, assuming an initial public offering price of $           per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise the over-allotment option, in full, we estimate that the net proceeds to us from such exercise will be approximately $           million. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.
      We are required to use up to 25% of the net offering proceeds to repay the $25.0 million term loan under our credit facilities and will use the remainder for general corporate purposes, including working capital and capital expenditures. In addition, we believe opportunities may exist to expand our current business through strategic alliances and select acquisitions and we may use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies, products, services or assets that we believe complement our current or future business. We currently do not have any definitive agreement in place with respect to any significant acquisitions or investments. However, we regularly engage in discussions with respect to potential transactions.
      Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, marketable securities.
      The term loan under our credit facilities matures on April 15, 2010. As of May 31, 2005, the term loan bore interest at an effective rate of 5.0%. We used the proceeds of the term loan to fund a portion of the Chrome, NAT and ALG acquisitions. For additional information on our credit facilities, see “Description of Our Credit Facilities.”
      The affiliates of the underwriters that are lenders under our credit facilities will receive a portion of the proceeds to us from this offering, which will be used to repay the term loan in an amount proportional to each lender’s respective outstanding loan amounts under the term loan. See “Underwriting.”
DIVIDEND POLICY
      We have never declared or paid any cash dividends on our common stock. We currently intend to retain earnings, if any, to finance the growth and development of our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, general business condition, restrictions contained in current or future debt agreements and other factors our board of directors deems relevant. The terms of our credit facilities also restrict us from paying cash dividends on our common stock under certain circumstances. See “Description of Our Credit Facilities.”

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2005 on:

•	an actual basis;

•	a pro forma basis giving effect to: (i) the acquisitions of Chrome and ALG and (ii) the closing of our credit facilities and the initial borrowings thereunder; and

•	a pro forma basis, as adjusted to reflect: (i) the issuance and sale of shares of common stock upon completion of this offering at an assumed initial public offering price of $ per share; (ii) the automatic conversion of our redeemable convertible participating preferred stock into an aggregate of 26,397,721 shares of common stock upon the completion of this offering; (iii) the filing of our fifth amended and restated certificate of incorporation to increase the number of our authorized capital stock to 175 million shares of common stock and 10 million shares of preferred stock and (iv) the application of the net proceeds of this offering to repay borrowings under the term loan of our credit facility.
      You should read the following table together with “Unaudited Combined Condensed Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of March 31, 2005

	(unaudited)
			Pro Forma,
	Actual	Pro Forma	as Adjusted

	(In thousands, except share and
	per share data)
Cash and cash equivalents	$18,680	$8,556	$

Total debt:
Credit facilities:
Revolving credit facility(1)	—	23,500
Term loan facility	—	25,000
Capital lease obligations	754	754

Total debt	754	49,254

Redeemable convertible participating preferred stock (2)	72,226	72,226

Stockholders’ (deficit) equity:
Preferred stock, par value $0.01 per share; no shares authorized and outstanding actual; no shares authorized and outstanding pro forma; 10,000,000 shares authorized, no shares outstanding pro forma, as adjusted	—	—
Common stock, par value $0.01 per share; 30,000,000 shares authorized, 522,740 outstanding actual; 30,000,000 shares authorized, 522,740 outstanding pro forma; 175,000,000 shares authorized and shares outstanding, pro forma, as adjusted	5	5
Additional paid-in-capital	9,420	9,420
Deferred stock-based compensation	(3,252)	(3,252)
Accumulated other comprehensive income	91	91
Accumulated deficit	(22,965)	(22,965)

Total stockholders’ (deficit) equity	(16,701)	(16,701)

Total capitalization	$56,279	$104,779	$

(1)	Total availability under our revolving credit facility will be $25.0 million on a pro forma, as adjusted basis.

(2)	Consists of our series A preferred stock, series A-1 preferred stock, series A-2 preferred stock, series B preferred stock, series B-1 preferred stock, series C preferred stock, series C-1 preferred stock, series C-2 preferred stock and series C-3 preferred stock.

DILUTION
      As of March 31, 2005, our net tangible book value was $28.2 million, or $53.96 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding before giving effect to this offering and the conversion of all outstanding shares of our redeemable convertible participating preferred stock.
      After giving effect to our sale of                     primary shares of common stock in this offering, at an assumed initial public offering price of $           per share (the mid-point of the price range set forth on the cover page of this prospectus), less estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the anticipated application of the proceeds from the offering, our net tangible book value as of March 31, 2005 would have been approximately $          , or $           per share. This represents an immediate increase in net tangible book value per share of $          to existing stockholders and immediate dilution in net tangible book value of $           per share to new investors purchasing our common stock in the offering at the assumed initial public offering price. Dilution per share to new investors is determined by subtracting net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates the per share dilution without giving effect to the over-allotment option granted to the underwriters:

As of
	March 31,	Pro Forma,
	2005	as Adjusted

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2005	$53.96
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering
Increase in net tangible book value per share attributable to conversion of all outstanding shares of redeemable convertible participating preferred stock
Net tangible book value per share after the offering

Dilution in net tangible book value per share to new investors		$

      If the underwriters exercise their over-allotment option in full, the net tangible book value per share after the offering would be $           per share, the increase in net tangible book value per share to existing stockholders would be $           per share and the dilution in net tangible book value to new investors would be $           per share.

      The following table gives effect to the conversion of all outstanding shares of redeemable convertible participating preferred stock into shares of common stock and summarizes, as of March 31, 2005, the differences between the number of shares of common stock purchased from us, the total cash consideration paid and the average price per share paid by our existing stockholders and by new investors in this offering. We have used the initial public offering price of $           per share (the mid-point of the price range set forth on the cover page of this prospectus), and have not deducted the underwriting discounts and commissions and other expenses of the offering:

				Total Cash
	Shares Purchased			Consideration			Average
							Price
	Number	Percent		Amount	Percent		per Share

Existing stockholders	26,397,721		%	$		%	$
New investors

Total		100%		$	100%		$

      The share data in the table above are based on shares outstanding as of May 31, 2005 and excludes:

•	3,550,446 shares of common stock issuable upon exercise of outstanding stock options under our 2001 Stock Option Plan and 2005 Incentive Award Plan at a weighted average exercise price of $5.97 per share, of which 997,593 options were exercisable; and

•	2,178,950 shares of common stock reserved for future issuance under our 2005 Incentive Award Plan.
      If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will be increased to or approximately % of the total number of shares of our common stock outstanding after this offering.

UNAUDITED COMBINED CONDENSED PRO FORMA FINANCIAL INFORMATION
      The following unaudited combined condensed pro forma financial information has been derived by the application of pro forma adjustments to the historical consolidated financial statements of DealerTrack Holdings, Inc. and its subsidiaries included elsewhere in this prospectus. The unaudited combined condensed pro forma balance sheet as of March 31, 2005 gives pro forma effect to the Chrome and ALG acquisitions, and the closing of our credit facilities and the initial borrowings thereunder, as if each had occurred on March 31, 2005. The unaudited pro forma statement of operations for the three months ended March 31, 2005 gives pro forma effect to the Chrome and ALG acquisitions, and the consummation of our credit facilities, as if each had occurred on January 1, 2004. The unaudited combined condensed pro forma statement of operations for the year ended December 31, 2004 gives pro forma effect to the LML, Chrome and ALG acquisitions, and the consummation of our credit facilities, as if each had occurred on January 1, 2004. The unaudited combined condensed pro forma balance sheet, as adjusted, as of March 31, 2005 gives pro forma effect to the Chrome and ALG acquisitions, the closing of our credit facilities and the initial borrowings thereunder, and this offering, including the application of proceeds therefrom, as if each occurred on March 31, 2005. The unaudited combined condensed pro forma statement of operations, as adjusted, for the fiscal year ended December 31, 2004 gives pro forma effect to the LML, Chrome and ALG acquisitions, the consummation of our credit facilities and this offering, including the application of proceeds therefrom (the “Transactions”), as if each had occurred on January 1, 2004. The unaudited combined condensed pro forma statement of operations, as adjusted, for the three months ended March 31, 2005 gives pro forma effect to the Chrome and ALG acquisitions, the consummation of our credit facilities and this offering, including the application of proceeds therefrom, as if each had occurred on January 1, 2004. We collectively refer to the adjustments relating to the LML, Chrome and ALG acquisitions, including the financing thereof, as the case may be, as the “Acquisition Adjustments” and the adjustments relating to this offering, including the use of proceeds therefrom, as the “Offering Adjustments.” The pro forma effect of the acquisition of GO BIG! Software, Inc. (“Go Big”) has not been included in the unaudited combined condensed pro forma financial information as it is not considered a significant acquisition. The adjustments, which are based upon available information and upon assumptions that management believes to be reasonable, are described in the accompanying notes. The unaudited combined condensed pro forma financial information is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the Transactions actually been consummated on the dates indicated and does not purport to be indicative of results of operations as of any future date or for any future period.
      The unaudited combined condensed pro forma financial information reflects that the acquisitions were recorded under the purchase method of accounting. Under the purchase method of accounting, the total purchase price, including direct acquisition costs, is allocated to the net assets acquired based upon estimates of the fair value of those assets and liabilities. Any excess purchase price is allocated to goodwill. The preliminary allocation of the purchase price of the Chrome and ALG acquisitions was based upon an estimate of the fair value of the acquired assets and liabilities in accordance with Statement of Financial Accounting Standard (SFAS) No. 141, “Business Combinations.” Currently, we are completing a fair value assessment of the acquired assets, liabilities and identifiable intangibles for each of Chrome and ALG and at the conclusion of the valuations, the purchase prices will be allocated accordingly.
      You should read our unaudited combined condensed pro forma financial information and the related notes hereto in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical consolidated financial statements and the related notes thereto, the historical consolidated financial statements of LML and the related notes thereto, the historical financial statements of Chrome and the related notes thereto and the historical combined financial statements of ALG and the related notes thereto, included elsewhere in this prospectus.

UNAUDITED COMBINED CONDENSED PRO FORMA BALANCE SHEET
As of March 31, 2005

				Pro Forma			Pro Forma, as Adjusted

	DealerTrack			Acquisition			Offering		Combined,
	Holdings, Inc.(1)	Chrome(1)	ALG(1)	Adjustments(2)		Combined	Adjustments		as Adjusted

	(Dollars in thousands)
ASSETS
Current assets	$43,009	$6,093	$2,421	$(16,385	)(a)	$35,138	$		$
Property and equipment, net and software and website development costs, net	6,349	977	259	(171	)(b)	7,414
Intangibles, net	14,537	185	—	56,820	(c)	71,542		—
Goodwill	12,781	—	—	—		12,781		—
Other assets	1,220	—	1,080	(1,037	)(d)	1,263

Total assets	$77,896	$7,255	$3,760	$39,227		$128,138	$		$

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities	$13,175	$2,355	$2,057	$(2,673	)(e)	$14,914	$		$
Deferred revenue	2,537	1,780	534	(2,314	)(f)	2,537
Long-term debt and capital lease obligations	754	3	—	48,500	(g)	49,257
Other long-term liabilities	5,905	—	—			5,905
Total redeemable convertible participating preferred stock	72,226	—	—			72,226
Total stockholders’ (deficit) equity	(16,701)	3,117	1,169	(4,286	)(h)	(16,701)

Total liabilities, redeemable convertible participating preferred stock and stockholders’ (deficit) equity	$77,896	$7,255	$3,760	$39,227		$128,138	$		$

See accompanying notes to the unaudited combined condensed pro forma balance sheet.

NOTES TO UNAUDITED COMBINED CONDENSED PRO FORMA BALANCE SHEET
(Dollars in thousands, except where noted otherwise)
      (1) Derived from the unaudited consolidated balance sheet of DealerTrack Holdings, Inc., the unaudited balance sheet of Chrome and the unaudited combined balance sheet of ALG, in each case, as of March 31, 2005.
      (2) The adjustments in this column reflect the acquisitions of substantially all the assets of Chrome and ALG for purchase prices (including estimated direct acquisition costs) of $20.3 million and $39.5 million, respectively, and the related borrowings under our credit facilities, as follows:

(a) The components of pro forma adjustment (a) are as follows:

Proceeds borrowed from our credit facilities in connection with the Chrome and ALG acquisitions	$48,500
Cash utilized in connection with the acquisition of Chrome	(20,325)
Cash utilized and notes payable issued in connection with the acquisition of ALG	(39,522)
Chrome purchase accounting adjustments in order to estimate the fair value of the assets acquired	(2,957)
ALG purchase accounting adjustments in order to estimate the fair value of the assets acquired	(1,983)
Adjustment for inter-company accounts receivable from us to ALG	(98)

Total of adjustment(a)	$(16,385)

(b) Pro forma adjustment (b) represents an estimated Chrome purchase accounting adjustment to write-down fixed assets to their estimated fair values.

(c) The components of pro forma adjustment (c) are as follows:

Allocation of Chrome excess purchase price over fair value of assets acquired, assuming acquisition date of March 31, 2005 (adjusted from the estimates in Note (4) to reflect what the excess purchase price would have been as of March 31, 2005.)	$17,706
Adjustment for Chrome intangibles that would not have been considered an acquired asset under purchase accounting	(150)
Allocation of ALG excess purchase price over fair value of assets acquired, assuming acquisition date of March 31, 2005 (adjusted from the estimates in Note (4) to reflect what the excess purchase price would have been as of March 31, 2005.)	39,264

Total of adjustment(c)	$56,820

(d) Pro forma adjustment (d) represents ALG’s investment in DealerTrack Holdings, Inc. capital stock that was not included in the assets acquired by us from ALG.

(e) The components of pro forma adjustment (e) are as follows:

Adjustment for inter-company liability from us to ALG	$(98)
Adjustment to exclude Chrome’s legal settlement liability since it was not included in the liabilities assumed by us from Chrome	(1,000)
Adjustment to exclude a note payable that ALG owes since it was not included in the liabilities assumed by us from ALG	(1,575)

Total of adjustment(e)	$(2,673)

(f) Pro forma adjustment (f) represents the purchase accounting adjustment to remove deferred revenue relating to both the Chrome and ALG acquisitions. Deferred revenue amounts related to Chrome and ALG were $1.8 million and $0.5 million, respectively.

(g) Pro forma adjustment (g) represents the proceeds borrowed under our credit facilities in the amount of $48.5 million in connection with the Chrome and ALG acquisitions.

(h) Pro forma adjustment (h) represents the elimination of the Chrome and ALG equity as we acquired substantially all the assets and assumed certain liabilities of those entities.

UNAUDITED COMBINED CONDENSED PRO FORMA STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

					Pro Forma				Pro Forma, as Adjusted
	DealerTrack
	Holdings,				Acquisition				Offering	Combined,
	Inc.(1)	LML(2)	Chrome(2)	ALG(2)	Adjustments(3)		Combined		Adjustments	as Adjusted

	(Dollars in thousands, except per share data)
Net revenue	$70,044	$18,509	$12,769	$7,829	$(16,979	)(4)	$92,172		$	$
Cost of revenue	29,665	3,047	2,214	3,127	18,503	(5)	56,556
Product development	2,256	—	2,129	—	—		4,385
Selling, general and administrative	30,401	11,619	6,940	2,388	(1,547	)(6)	49,801
Interest and other income (expense), net	(61)	(3,109)	(8)	(76)	523	(7)	(2,731)

Income (loss) before provision for income taxes	7,661	734	1,478	2,238	(33,412)		(21,301)
Benefit (provision) for income taxes	3,592	—	(34)	—	(3,558	)(12)	—			—

Net income (loss)	$11,253	$734	$1,444	$2,238	$(36,970)		$(21,301)		$	$

Basic net income (loss) per share applicable to common stockholders	$0.45						$(529.63	) (13)		$
Weighted average shares outstanding	40,219						40,219	(13)
Diluted net income (loss) per share applicable to common stockholders	$0.00						$(529.63	) (13)		$
Weighted average shares outstanding assuming dilution	25,790,375						40,219	(13)
See accompanying notes to the unaudited combined condensed pro forma statements of operations.

UNAUDITED COMBINED CONDENSED PRO FORMA STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2005

				Pro Forma				Pro Forma, as Adjusted
	DealerTrack
	Holdings,			Acquisition				Offering	Combined,
	Inc.(1)	Chrome(2)	ALG(2)	Adjustments(3)		Combined		Adjustments	as Adjusted

	(Dollars in thousands, except per share data)
Net revenue	$23,271	$2,999	$1,960	$(212	)(8)	$28,018		$	$
Cost of revenue	8,403	608	600	4,549	(9)	14,160
Product development	767	649	—	—		1,416
Selling, general and administrative	10,485	2,195	665	(604	)(10)	12,741
Interest and other income (expense), net	13	5	(21)	(606	)(11)	(609)

Income (loss) before provision for income taxes	3,629	(448)	674	(4,763)		(908)
Provision for income taxes	(1,560)	(9)	—	1,569	(12)	—

Net income (loss)	$2,069	$(457)	$674	$(3,194)		$(908)		$	$

Basic net income (loss) per share applicable to common stockholders	$0.08					$(1.77	) (13)		$
Weighted average shares outstanding	513,771					513,771	(13)
Diluted net income (loss) per share applicable to common stockholders	$0.00					$(1.77	) (13)		$
Weighted average shares outstanding assuming dilution	25,904,585					513,771	(13)
See accompanying notes to the unaudited combined condensed pro forma statements of operations.

NOTES TO UNAUDITED COMBINED CONDENSED PRO FORMA
STATEMENTS OF OPERATIONS
(Dollars in thousands, except where noted otherwise)
      (1) Derived from the audited consolidated statement of operations for DealerTrack for the year ended December 31, 2004. Also, derived from the unaudited consolidated statement of operations for DealerTrack for the three months ended March 31, 2005.
      (2) Derived from the audited consolidated statement of operations for LML for the seven months ended July 31, 2004, the audited statement of operations for Chrome for the year ended December 31, 2004 and the audited combined statement of operations for ALG for the year ended December 31, 2004. Also, derived from the unaudited statement of operations for Chrome for the three months ended March 31, 2005 and the unaudited combined statement of operations for ALG for the three months ended March 31, 2005.
      (3) Our unaudited combined condensed pro forma statement of operations for the year ended December 31, 2004 is presented as if the LML acquisition had been completed on January 1, 2004. The unaudited combined condensed pro forma statement of operations for the year ended December 31, 2004 combines our results of operations and LML’s for the seven months ended July 31, 2004, as the results of operations related to the assets we acquired and liabilities we assumed from LML for the period August 1, 2004 to December 31, 2004 are already in the DealerTrack results of operations.
      On August 1, 2004, we acquired substantially all the assets and certain liabilities of LML. The aggregate purchase price was $13.1 million (including direct acquisition costs of $0.3 million) in cash. $8.0 million of the purchase price (excluding direct acquisition costs) was payable at closing and the remaining payments of $4.8 million are payable as follows: $1.0 million, $1.0 million, $1.5 million and $1.3 million are payable on the first, second, third and fourth anniversaries of the effective date, respectively. Under the terms of the purchase agreement, we have future payment obligations if certain contingency increases in dealer subscribers are met through July 2008. The additional purchase consideration, if any, will be recorded as additional goodwill on our consolidated balance sheet when the contingency is resolved. The LML acquisition was recorded under the purchase method of accounting, resulting in the total purchase price being allocated to the assets acquired and liabilities assumed according to their estimated fair market values at the date of acquisition as follows:

Current assets	$177
Property and equipment	183
Intangible assets	10,140
Goodwill	8,089

Total assets acquired	18,589
Total liabilities assumed	(5,464)

Net assets acquired	$13,125

      We allocated amounts to intangible assets and goodwill based on independent fair value appraisals, which break down as follows: $7.2 million of the purchase price to customer contracts, $1.7 million to purchased technology and $1.2 million to a non-compete agreement. These intangibles are being amortized on a straight-line basis over two to five years based on each intangible’s estimated useful life. We also recorded $8.1 million in goodwill, which represents the remainder of the excess of the purchase price over the fair value of the net assets acquired.
      On May 10, 2005, we acquired substantially all the assets and certain liabilities of Chrome for a purchase price of $20.3 million (including direct acquisition costs of approximately $0.3 million) in cash. For the year ended December 31, 2004, Chrome had revenue of $12.8 million. The Chrome acquisition was recorded under the purchase method of accounting, resulting in the total purchase price being preliminarily allocated to the

NOTES TO UNAUDITED COMBINED CONDENSED PRO FORMA
STATEMENTS OF OPERATIONS — (Continued)
assets acquired and liabilities assumed according to their estimated fair market values at the date of acquisition as follows:

Current assets	$2,518
Property and equipment	912
Intangible assets	17,754

Total assets acquired	21,184
Total liabilities assumed	(859)

Net assets acquired	$20,325

      Currently, we are completing a fair value assessment of the acquired assets, liabilities and identifiable intangibles and at the conclusion of the valuation the purchase price will be allocated accordingly.
      On May 25, 2005, we acquired substantially all the assets and certain liabilities of ALG for a purchase price of $39.5 million (including direct acquisition costs of approximately $0.3 million) in cash and notes payable to ALG. Additional contingent consideration of $11.3 million may be paid upon certain future increases in revenue of Automotive Lease Guide (ALG), Inc. and another subsidiary through December 2009. We did not acquire the equity interest in us owned by ALG as part of the acquisition and DJR US, LLC, which was formerly known as Automotive Lease Guide (alg), LLC, remains one of our stockholders. This acquisition was recorded under the purchase method of accounting, resulting in the total purchase price being preliminarily allocated to the assets acquired and liabilities assumed according to their estimated fair market values at the date of acquisition as follows:

Current assets	$95
Property and equipment	259
Intangible assets	39,256

Total assets acquired	39,610
Total liabilities assumed	(88)

Net assets acquired	$39,522

      Currently, we are completing a fair value assessment of the acquired assets, liabilities and identifiable intangibles and at the conclusion of the valuation the purchase price will be allocated accordingly.
(4) The components of the pro forma adjustments to net revenue are as follows:

Reversal of LML factored revenue(a)	$(14,456)
Reversal of Chrome revenue(b)	(1,392)
Reversal of ALG revenue(b)	(371)
Elimination of intercompany revenue	(760)

Total of adjustment (4)	$(16,979)

(a)	LML, subsequent to the execution of certain arrangements with its customers, transferred the rights to the payment streams under supply and licensing arrangements with finance companies at a discount. The amounts received from the transferred contracts were then recorded as collateralized borrowings. The outstanding balance is reduced as LML recognized the revenue from these contracts ratably over the contract period (typically greater than 12 months). As of the acquisition date, we assumed the liability of servicing the transferred contracts, but not the cash associated with the transferred contracts. Assuming that we had purchased LML on January 1, 2004, we would not have had the right to any of the revenue recognized subsequent to January 1, 2004 for contracts that were transferred prior to January 1, 2004.

(b)	Adjustments represent the reversal of revenue recognized by Chrome and ALG relating to cash that was received prior to January 1, 2004, as such we would not have the right to any of that revenue as we would have never collected any of the cash.

NOTES TO UNAUDITED COMBINED CONDENSED PRO FORMA
STATEMENTS OF OPERATIONS — (Continued)
(5) The components of pro forma adjustment (5) are as follows:

Amortization expense for LML-acquired identifiable intangible assets using a three year life	$2,044
Elimination of intercompany expense	(760)
LML accrued servicing costs	(1,358	) (a)
Amortization expense for Chrome acquired identifiable intangible assets using a three year life	5,902
Amortization expense for ALG acquired identifiable intangible assets using a three year life	13,088
LML license royalties	(413	) (b)

Total of adjustment (5)	$18,503

(a)	Adjustment represents the incremental cost that we will incur as it relates to servicing the transferred contracts noted above in 4(a). Assuming that we purchased LML on January 1, 2004, the assumed liability for such contracts would have been recorded in purchase accounting and the costs would not have been recorded in the income statement.

(b)	Adjustment represents a royalty expense that LML paid to a related party for the license of certain technology. Assuming that we acquired LML on January 1, 2004, we would not have incurred any royalty expense relating to the license of certain technology, as this technology was acquired from the related party under the purchase agreement.
(6) Represents the pro forma adjustments made to record depreciation and amortization expense assuming that we acquired LML, Chrome and ALG on January 1, 2004, coupled with the reversal of Chrome legal expenses related to a lawsuit not assumed by us under the purchase agreement.
(7) Adjustment represents interest expense relating to accounting for the transferred contracts noted above in 4(a) and outstanding amounts on a line of credit for LML. Assuming we acquired LML on January 1, 2004, we would not have had the line of credit and not have had the effects of accounting for such contracts. Additionally, this amount represents the addition of the estimated annual interest expense on the borrowings under our credit facilities.
(8) Primarily represents the elimination of intercompany revenue.
(9) Primarily represents the quarterly amortization expense of acquired identifiable intangibles related to the Chrome and ALG acquisitions, offset by the elimination of intercompany cost of revenue.
(10) Represents the pro forma adjustments made to record depreciation and amortization expense assuming that we acquired Chrome and ALG on January 1, 2004, coupled with the reversal of Chrome legal expenses related to a lawsuit not assumed by us under the purchase agreement.
(11) Adjustment represents the addition of the estimated quarterly interest expense on the borrowings under our credit facilities.
(12) Adjustments represent the elimination of the deferred tax benefit originally recognized in the year ended December 31, 2004 and the elimination of the tax provision originally recognized in the three months ended March 31, 2005, both entries are due to the pro forma loss before provision for income taxes.
(13) The combined pro forma net loss for the year ended December 31, 2004 and for the three months ended March 31, 2005 (unaudited) is not required to be allocated to our preferred stockholders for purpose of computing the combined pro forma net loss per share under the two-class method as our preferred stockholders do not have an obligation to share in our net loss. In addition, for the year ended December 31, 2004 and the three months ended March 31, 2005 (unaudited), the effect of the potential exercise of stock options and conversion of preferred stock was not considered in the diluted pro forma earnings per share calculation since it would have been antidilutive.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
      The selected historical consolidated financial data as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 have been derived from our consolidated financial statements and related notes thereto included in this prospectus, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The selected historical consolidated financial data as of December 31, 2001 and December 31, 2002 and for the year ended December 31, 2001 have been derived from our audited consolidated financial statements and related notes thereto, which are not included in this prospectus, which have also been audited by PricewaterhouseCoopers LLP. The selected historical consolidated financial data as of March 31, 2005 and for each of the three-month periods ended March 31, 2004 and March 31, 2005 have been derived from our unaudited consolidated financial statements and related notes thereto included in this prospectus. These unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. In the opinion of management, the unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.
      We completed several acquisitions during the periods presented below, the operating results of which have been included in our historical results of operations from the respective acquisition dates. These acquisitions have significantly affected our revenue, results of operations and financial condition. Accordingly, the results of operations for the periods presented may not be comparable due to these acquisitions.
      The following data should be read in conjunction with “Unaudited Combined Condensed Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

						Three Months Ended
	Year Ended December 31,					March 31,

	2000(1)	2001	2002	2003	2004	2004	2005

	(unaudited)
						(unaudited)
	(In thousands, except per share amounts)
Consolidated Statements of Operations Data:
Net revenue	$—	$1,338	$11,711	$38,679	$70,044	$15,376	$23,271
(Loss) income from operations	(1,304)	(14,953)	(16,954)	(3,270)	7,722	1,687	3,616
(Loss) income before provision for income taxes	(1,304)	(14,919)	(16,775)	(3,217)	7,661	1,678	3,629
Net (loss) income	$(1,304)	$(14,919)	$(16,775)	$(3,289)	$11,253	$1,465	$2,069
Basic net (loss) income per share applicable to common stockholders(2)	—	—	$(23,334.99)	$(1,000.30)	$0.45	$0.07	$0.08
Diluted net (loss) income per share applicable to common stockholders(2)	—	—	$(23,334.99)	$(1,000.30)	$0.00	$0.00	$0.00
Average shares outstanding	—	—	1,009	3,288	40,219	13,689	513,771
Average shares outstanding assuming dilution	—	—	1,009	3,288	25,790,375	24,778,816	25,904,585
Pro forma basic net income per share (unaudited)(3)					$0.43		$0.08
Pro forma diluted net income per share (unaudited)(3)					$0.41		$0.08
Pro forma weighted average shares outstanding (unaudited)					26,437,940		26,911,492
Pro forma weighted average shares outstanding assuming dilution (unaudited)					27,422,969		27,537,179

	As of December 31,
						As of
	2000(1)	2001	2002	2003	2004	March 31, 2005

	(unaudited)
	(unaudited)
	(In thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$1,791	$16,311	$13,745	$16,790	$21,753	$18,680
Working capital(4)	1,781	15,138	13,444	15,640	23,390	26,755
Total assets	2,434	34,746	25,865	46,643	76,681	77,896
Capital lease obligations	—	—	—	1,100	886	754
Total redeemable convertible participating preferred stock	—	46,002	53,226	72,226	72,226	72,226
Accumulated deficit	(1,304)	(16,223)	(32,997)	(36,287)	(25,034)	(22,965)
Total stockholders’ equity (deficit)	3,697	(13,594)	(32,747)	(33,608)	(20,001)	(16,701)

(1)	We are a Delaware corporation formed in August 2001 in connection with the combination of DealerTrack, Inc., which commenced operations in February 2001, and webalg, inc., which commenced operations in April 2000. This combination was accounted for under the provisions of SFAS No. 141, which requires entities under common control to present the results of operations for those entities for the periods ended December 31, 2000 and December 31, 2001 as if the business combination occurred on April 1, 2000.

(2)	The basic and diluted earnings per share calculations include adjustments to net (loss) income relating to preferred dividends earned, but not paid, and net income amounts allocated to the participating preferred stockholders in order to compute net (loss) income applicable to common stockholders in accordance with SFAS No. 128, “Earnings per Share” and EITF 03-6, “Participating Securities and the Two-Class Method under FASB No. 128.” For more detail, please see Note 2 to our historical consolidated financial statements.

(3)	Pro forma basic and diluted net income per share have been computed to give effect, even if antidilutive, to the issuance of all shares issuable upon automatic conversion of the redeemable convertible participating preferred stock into common stock upon the completion of this offering on an as-if converted basis for the year ended December 31, 2004 and the three months ended March 31, 2005.

(4)	Working capital is defined as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes thereto included in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, which could cause actual results to differ materially from management’s expectations. Certain factors that may cause such a difference, include, but are not limited to, those discussed under the section entitled “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”
Overview
      DealerTrack is a leading provider of on-demand software solutions for the automotive retail industry in the United States. We utilize the Internet to link automotive dealers with banks, finance companies, credit unions and other financing sources, and other service and information providers, such as the major credit reporting agencies. We have established a network of active relationships with over 20,000 automotive dealers, including over 80% of all franchised dealers; over 140 financing sources, including the 20 largest independent financing sources in the United States and eight captive financing sources; and a number of other service and information providers to the automotive retail industry. Our credit application processing product enables dealers to automate and accelerate the indirect automotive financing process by increasing the speed of communications between these dealers and their financing sources. We have leveraged our leading market position in credit application processing to address other inefficiencies in the automotive retail industry value chain. Our proven network of over 20,000 dealers provides a competitive advantage for distribution of our on-demand software and data solutions. Our integrated subscription-based software products and services enable our automotive dealer customers to receive valuable consumer leads, compare various financing and leasing options and programs, sell insurance and other aftermarket products, document compliance with certain laws and execute financing contracts electronically. In addition, we offer data and other products and services to various industry participants, including lease residual value and automobile configuration data.
Revenue
      Transaction Services Revenue. Transaction revenue consists of revenue earned from our financing source customers for each credit application or electronic contract submitted to them. Additionally, we earn transaction fees from dealers or credit report providers for each fee-bearing credit report accessed by dealers.
      Subscription Services Revenue. Subscription revenue consists of recurring fees paid to us by dealers (generally on a monthly basis) for use of our on-demand products and services, which enable those automotive dealer customers to obtain valuable consumer leads, compare various financing and leasing options and programs, sell insurance and other aftermarket products and execute financing contracts electronically.
      Over the last three years, we have derived an increasing percentage of our net revenue from subscription fees. For the year ended December 31, 2002, we derived approximately 3.5% of our net revenue from subscription fees, for the year ended December 31, 2003, we derived approximately 10.6% of our net revenue from subscription fees and for the year ended December 31, 2004, we derived approximately 24.3% of our net revenue from subscription fees. We expect that we will derive an increasing percentage of our net revenue from subscription fees in future years.
Cost of Revenue and Operating Expenses
      Cost of Revenue. Cost of revenue primarily consists of expenses related to running our network infrastructure (including Internet connectivity and data storage), customer training, depreciation associated with computer equipment, compensation and related benefits for network personnel, amounts paid to third parties pursuant to contracts under which a portion of certain revenue is owed to those third parties (“revenue share”), allocated overhead and amortization associated with capitalization of software. We allocate overhead such as rent and occupancy charges, employee benefit costs and non-network related depreciation expense to all departments based on headcount, as we believe this to be the most accurate measure. As a result, a portion of general overhead expenses is reflected in our cost of revenue and each operating expense category.
      Product Development Expenses. Product development expenses consist primarily of compensation and related benefits, consulting fees and other operating expenses associated with our product development departments. The product development departments perform research and development, enhance and maintain existing products, and provide quality assurance.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of compensation and related benefits, facility costs and professional services fees for our sales, marketing and administrative functions. As a public company our expenses and administrative burden will increase, including significant legal, accounting and other expenses that we did not incur as a private company. For example, we will need to revise the roles and duties of our board committees, adopt additional internal controls and disclosure controls and procedures and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws, including the addition of new personnel.
Acquisitions
      We have grown our business since inception through a combination of organic growth and acquisitions. The operating results of each business acquired have been included in our consolidated financial statements from the respective dates of acquisition.
      On May 25, 2005, we acquired substantially all the assets and certain liabilities of ALG. ALG’s products and services provide lease residual value data for new and used leased automobiles and guidebooks and consulting services related thereto, to manufacturers, financing sources, investment banks, automobile dealers and insurance companies. We intend to combine ALG’s lease residual value data with our other products and services to allow us to aggregate automotive industry information and report the aggregated information to dealers, financing sources and other industry participants. The purchase price was $39.5 million (including direct acquisition costs of approximately $0.3 million) in cash and notes payable to ALG. Additional consideration of up to $11.3 million may be paid contingent upon certain future increases in revenue of Automotive Lease Guide (ALG), Inc. and another of our subsidiaries through December 2009. We did not acquire the equity interest in us owned by ALG as part of this acquisition and DJR US, LLC, which was formerly known as Automotive Lease Guide (alg), LLC, remains one of our stockholders. For the year ended December 31, 2004, ALG had revenue of $7.8 million.
      On May 23, 2005, we acquired substantially all the assets and certain liabilities of NAT. NAT’s products and services streamline and automate many traditionally time-consuming and error-prone manual processes of administering aftermarket products, such as extended service contracts, guaranteed asset protection coverage, theft deterrent devices and credit life insurance. We intend to add NAT’s products and services to our suite of solutions in order to enhance our menu-selling offering and to add insurance and other aftermarket providers to our network. The purchase price was $8.7 million (including direct acquisition costs of approximately $0.2 million) in cash. For the year ended December 31, 2004, NAT had revenue of $3.2 million.
      On May 10, 2005, we acquired substantially all the assets and certain liabilities of Chrome. Chrome’s products and services collect, standardize and enhance raw automotive data and deliver it in a format that is easy to use and tailored to specific industry requirements. Chrome’s products and services enable dealers, manufacturers, financing sources, Internet portals, consumers and insurance companies to configure, compare, and price automobiles on a standardized basis. This provides more accurate valuations for both consumer trade-ins and dealer used automobile inventory. We intend to integrate Chrome’s products and services into our network to create an expanded subscription product offering for our dealer customers. The purchase price was $20.3 million (including direct acquisition costs of approximately $0.3 million) in cash. For the year ended December 31, 2004, Chrome had revenue of $12.8 million.
      On January 1, 2005, we purchased substantially all the assets of Go Big. This acquisition expanded our products and services offering to include an electronic menu selling tool to our automotive dealers. The purchase price was approximately $1.2 million (including direct acquisition costs of approximately $0.1 million) in cash. Under the terms of our purchase agreement, additional consideration of up to $2.3 million may be paid contingent upon certain unit sale increases through December 2006. For the year ended December 31, 2004, Go Big had revenue of $1.2 million.
      On August 1, 2004, we purchased substantially all the assets and certain liabilities of LML. This acquisition provided us with a significant enhancement to the capability of our network by allowing us to begin to offer dealers a more comprehensive solution to compare various financing and leasing options and programs. The aggregate purchase price was $13.1 million (including direct acquisition costs of $0.3 million) in cash. $8.0 million of the purchase price (exclusive of direct acquisition costs) was payable at closing and the remaining payment of $4.8 million is payable as follows: $1.0 million, $1.0 million $1.5 million and $1.3 million are payable on the first, second, third and fourth anniversaries of the effective date, respectively. Under the terms of our purchase agreement, we have certain additional future contingent payment obligations if certain increases in subscribers to these desking products are met through July 2008. The additional purchase consideration, if any, will be recorded as additional goodwill on our consolidated balance sheet when the contingency is resolved.
      On January 1, 2004, we acquired 100% of the outstanding common stock of dealerAccess Inc., whose wholly-owned Canadian subsidiary, dealerAccess Canada Inc., offers credit application processing and credit bureau products and services similar to ours. This acquisition expanded our dealer and financing source customer base to Canada. The aggregate purchase price was $3.1 million (including direct acquisition costs of $0.2 million) in cash.
      On March 19, 2003, we acquired 100% of the outstanding common stock of Credit Online, Inc., which offered credit application processing and credit bureau products and services similar to ours. This acquisition expanded our dealer and financing source customer base in the United States and allowed us to secure agreements with other service providers, including agreements for dealer management system integration and credit bureau delivery to automotive dealers. We have determined, based on independent fair value appraisals, the aggregate purchase price was $19.7 million (including direct acquisition costs of $0.7 million). The consideration paid consisted of 4,449,856 shares of our series A-2 preferred stock valued at $14.2 million, and 1,483,285 shares of our series C-3 preferred stock valued at $4.8 million.

Acquisition Related Amortization Expense
      All of the acquisitions described above have been recorded under the purchase method of accounting, pursuant to which the total purchase price, including direct acquisition costs, is allocated to the net assets acquired based upon estimates of the fair value of those assets. Any excess purchase price is allocated to goodwill. For the Chrome and ALG acquisitions we have preliminarily allocated purchase price to the acquired assets, liabilities and identifiable intangibles. Presently, we are completing a fair value assessment of the assets, liabilities and identifiable intangibles acquired in the Chrome, NAT and ALG transactions and, at the conclusion of those assessments, the purchase prices will be allocated based on our final determination of the fair value of the net assets acquired. Because we expect that a significant amount of the purchase price in these acquisitions will be allocated to identifiable intangibles (primarily customer lists, acquired technology and non-competition agreements), we expect to experience a significantly higher level of amortization expense in the first two to five years following these acquisitions as these identifiable intangibles are amortized.
Critical Accounting Policies and Estimates
      Our management’s discussion and analysis of our financial condition and results of our operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the amounts reported for assets, liabilities, revenue, expenses and the disclosure of contingent liabilities. A summary of our significant accounting policies is more fully described in note 2 to our consolidated financial statements included elsewhere in this prospectus.

      Our critical accounting policies are those that we believe are both important to the portrayal of our financial condition and results of operations and that involve difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The estimates are based on historical experience and on various assumptions about the ultimate outcome of future events. Our actual results may differ from these estimates in the event unforeseen events occur or should the assumptions used in the estimation process differ from actual results.
      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition
      Transaction Services Revenue. Transaction services revenue consists of revenue derived from the receipt of credit application data by financing sources, from financing contracts executed using our electronic contracting product and from providing automobile dealers the ability to access customer credit reports.
      We offer our web-based service to financing sources for the electronic receipt of credit application data and contract data for automobile financing transactions in consideration for a transaction fee. This service is sold based upon contracts that include fixed and determinable prices and that do not include the right of return or other similar provisions or significant post service obligations. Credit application and electronic contracting processing revenue is recognized on a per transaction basis, after customer receipt and when collectibility is reasonably assured. Set-up fees charged to the financing sources for establishing connections, if any, are recognized ratably over the expected customer relationship period of three or four years, depending on the type of customer.
      Our credit report service provides our dealer customers the ability to access credit reports from several major credit reporting agencies or resellers online. We sell this service based upon contracts with the customer or credit report provider, as applicable that include fixed and determinable prices and that do not include the right of return or other similar provisions or other significant post service obligations. We recognize credit report revenue on a per transaction basis, when services are rendered and when collectibility is reasonably assured. We offer these credit reports on both a reseller and an agency basis. We recognize revenue from all but one provider of credit reports on a net basis due to the fact that we are not considered the primary obligor, and recognize revenue gross with respect to one of the providers as we have the risk of loss and are considered the primary obligor in the transaction.
      Subscription Services Revenue. We derive revenue from subscription fees paid by customers who can access our on-demand and other products and services. These services are typically sold based upon contracts that include fixed and determinable prices and that do not include the right of return or other similar provisions or significant post service obligations. We recognize revenue from such contracts ratably over the contract period. We recognize set-up fees, if any, ratably over the expected customer relationship of three or four years, depending on the type of customer. For contracts that contain two or more products or services, we recognize revenue in accordance with the above policy using relative fair value.
      Our revenue is presented net of a provision for sales credits, which are estimated based on historical results, and established in the period in which services are provided.

Allowance for Doubtful Accounts
      We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The amount of the allowance account is based on historical experience and our analysis of the accounts receivable balance outstanding. While credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, additional allowances may be required which would result in an additional expense in the period that this determination was made.

Goodwill, Other Intangibles and Long-lived Assets
      We record as goodwill the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired. Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), requires goodwill to be tested for impairment annually as well as when an event or change in circumstance indicates an impairment may have occurred. Goodwill is tested for impairment using a two-step approach. The first step tests for impairment by comparing the fair value of our one reporting unit to our carrying amount to determine if there is potential goodwill impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill of the reporting unit is less than its carrying value.
      For purposes of performing the impairment test for goodwill as required by SFAS No. 142, we operate under one operating segment and one reporting unit. We estimate the fair value of this reporting unit using a discounted cash flow analysis and/or applying various market multiples. From time to time an independent third-party valuation expert may be utilized to assist in the determination of fair value. Determining the fair value of a reporting unit is judgmental and often involves the use of significant estimates and assumptions, such as cash flow projections and discount rates. Our estimate of the fair value of the reporting unit was in excess of its carrying value during 2002, 2003 and 2004. We perform the annual goodwill impairment test as of October 1 of every year.
      Long-lived assets, including fixed assets and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset’s recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value. The determination of future cash flows as well as the estimated fair value of long-lived assets involves significant estimates on the part of management. In order to estimate the fair value of a long-lived asset, we may engage a third party to assist with the valuation. If there is a material change in economic conditions or other circumstances influencing the estimate of our future cash flows or fair value, we could be required to recognize impairment charges in the future.
      We evaluate the remaining useful life of our intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining estimated amortization period. If events and circumstances were to change significantly, such as a significant decline in the financial performance of our business, we could incur a significant non-cash charge to our income statement.

Income Taxes
      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-Based Compensation
      We apply the intrinsic value recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), and related interpretations and comply with the disclosure provisions of statement of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), as amended by SFAS No. 148, “Accounting for Stock Based Compensation — Transition and Disclosure” (SFAS No. 148). Under APB 25, compensation expense is recognized over the vesting period to the extent that the fair market value of the underlying stock on the date of grant exceeds the exercise price of the employee stock option. The calculation of the intrinsic value of a stock award is based on management’s estimate of the fair value of our common stock. Changes in this estimate could have a material impact on stock compensation expense in our consolidated financial statements.
      The deemed fair value of our common stock for accounting purposes was based on contemporaneous valuations performed by an independent third party and management, and approved by the board of directors. The valuations considered a number of factors, including:

•	Business risks we faced and key company milestones;

•	Comparable company and industry analysis; and

•	Anticipated initial public offering price per share and the timing of the initial public offering.
Results of Operations
      The following table sets forth, for the periods indicated, the selected consolidated statements of operations data expressed as a percentage of revenue:

					Three Months
					Ended
	Year Ended December 31,				March 31,

	2002	2003		2004	2004		2005

	(% of revenue)
Consolidated Statements of Operations Data:
Net revenue(1)	100.0%	100.0%		100.0%	100.0%		100.0%
Operating costs and expenses:
Cost of revenue	150.0%	65.6%		42.4%	44.4%		36.1%
Product development	17.9%	4.0%		3.2%	3.1%		3.3%
Selling, general and administrative	76.9%	38.9%		43.4%	41.5%		45.1%

Total operating costs and expenses	244.8%	108.5%		89.0%	89.0%		84.5%

(Loss) income from operations	(144.8)%	(8.5)%		11.0%	11.0%		15.5%
Interest income	1.5%	0.2%		0.1%	0.0%		0.2%
Interest expense	0.0%	(0.0)%		(0.2)%	(0.1)%		(0.2)%

(Loss) income before provision for income taxes	(143.3)%	(8.3)%		10.9%	10.9%		15.6%
(Provision) benefit for income taxes	0.0%	(0.2	) %	5.1%	(1.4	) %	(6.7)%

Net (loss) income	(143.3)%	(8.5)%		16.0%	9.5%		8.9%

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

	(% of revenue)
(1) Related party revenue	69.9%	35.5%	27.2%	28.6%	26.4%
Related party cost of revenue	1.7%	10.3%	4.7%	6.5%	3.4%
Three Months Ended March 31, 2004 and 2005

Revenue
      Total net revenue increased $7.9 million, or 51%, from $15.4 million for the three months ended March 31, 2004 to $23.3 million for the three months ended March 31, 2005.
      Transaction Services Revenue. Transaction services revenue increased $4.2 million, or 35%, from $12.2 million for the three months ended March 31, 2004 to $16.4 million for the three months ended March 31, 2005. The increase in transaction services revenue was primarily the result of increased transactions processed through our network from approximately 8.2 million transactions for the three months ended

March 31, 2004 to approximately 13.2 million transactions for the three months ended March 31, 2005. The increased volume of transactions processed was the result of the increase in financing source customers active in our network from 62 as of March 31, 2004 to 110 as of March 31, 2005, the increase in automobile dealers active in our network from 17,427 as of March 31, 2004 to 20,109 as of March 31, 2005 and an increase in volume from existing customers. We consider a financing source to be active in our network as of a date if it is accepting credit application data electronically from dealers in our network. We consider a dealer to be active as of a date if the dealer completed at least one revenue-generating transaction using our network during the most recently ended calendar month.
      Subscription Services Revenue. Subscription services revenue increased $3.2 million, or 109%, from $3.0 million for the three months ended March 31, 2004 to $6.2 million for the three months ended March 31, 2005. The increase in subscription services revenue was primarily the result of increased total subscriptions under contract from 4,258 as of March 31, 2004 to 9,825 as of March 31, 2005. The increase in total subscriptions was primarily due to new subscription customers, selling additional subscription products and services to existing customers and our acquisition of LML.

Cost of Revenue and Operating Expenses
      Cost of Revenue. Cost of revenue increased $1.6 million, or 23%, from $6.8 million for the three months ended March 31, 2004 to $8.4 million for the three months ended March 31, 2005. The $1.6 million increase was primarily the result of increased compensation and related benefit costs of $0.7 million due to overall headcount additions in network personnel and revenue share of $0.5 million.
      Product Development Expenses. Product development expenses increased $0.3 million, or 59%, from $0.5 million for the three months ended March 31, 2004 to $0.8 million for the three months ended March 31, 2005. The $0.3 million increase was primarily the result of increased compensation and related benefit costs due to overall headcount additions for the three months ended March 31, 2005.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $4.1 million, or 64%, from $6.4 million for the three months ended March 31, 2004 to $10.5 million for the three months ended March 31, 2005. The $4.1 million increase in selling, general and administrative expenses was primarily the result of increased compensation and related benefit costs of approximately $1.8 million due to overall headcount additions and the recognition of $0.3 million stock-based compensation expenses for the three months ended March 31, 2005, $0.3 million related to travel and marketing related expenses, $0.7 million in professional service fees, and $0.4 million in transition service fees paid for certain ongoing services performed under contract by the selling parties of the acquired entities following the completion of the acquisition.

Provision for Income Taxes
      The provision for income taxes recorded for the three months ended March 31, 2004 of $0.2 million consisted primarily of $59,000 of federal alternative minimum tax and $0.2 million of state and local taxes on taxable income. The provision for income taxes recorded for the three months ended March 31, 2005 of $1.6 million consisted primarily of $1.3 million of federal and $0.3 million of state and local taxes on taxable income. The effective tax rate reflects the impact of the applicable statutory rate for federal and state income tax purposes for the period shown.
Years Ended December 31, 2003 and 2004

Revenue
      Total net revenue increased $31.4 million, or 81%, from $38.7 million for the year ended December 31, 2003 to $70.0 million for the year ended December 31, 2004.
      Transaction Services Revenue. Transaction services revenue increased $19.1 million, or 59%, from $32.7 million for the year ended December 31, 2003 to $51.8 million for the year ended December 31, 2004. The $19.1 million increase in transaction services revenue was primarily the result of the acquisition of

dealerAccess on January 1, 2004 and an increase in the volume of transactions processed through our network from approximately 23.0 million transactions in 2003 to approximately 34.0 million transactions in 2004. The increased volume of transactions was the result of the increase in financing source customers from 55 as of December 31, 2003 to 94 as of December 31, 2004, the increase in automobile dealers active in our network from 15,999 as of December 31, 2003 to 19,150 as of December 31, 2004 and an increase in the volume of transactions from existing customers.
      Subscription Services Revenue. Subscription services revenue increased $12.9 million, or 314%, from $4.1 million for the year ended December 31, 2003 to $17.0 million for the year ended December 31, 2004. The increase in subscription services revenue was primarily the result of our acquisition of LML in August 2004, a full year of subscription services revenue for products and services acquired in the Credit Online transaction, compared to approximately nine months in the year ended December 31, 2003, and increased total subscriptions under contract from 3,030 as of December 31, 2003 to 7,705 as of December 31, 2004. The increase in total subscriptions was primarily due to a net increase in total customers and selling additional products and services to existing customers.

Cost of Revenue and Operating Expenses
      Cost of Revenue. Cost of revenue increased $4.3 million, or 17%, from $25.4 million for the year ended December 31, 2003 to $29.7 million for the year ended December 31, 2004. The $4.3 million increase was primarily the result of increased compensation and related benefit costs of approximately $2.0 million due to increased network personnel headcount, revenue share of approximately $2.6 million, website and disaster recovery, hosting, customer call center, internet connectivity and network infrastructure of approximately $0.6 million, offset by a decrease in depreciation and amortization of $1.0 million and $0.2 million decrease in fees paid to a credit reporting agency for reselling its credit reports.
      Product Development Expenses. Product development expenses increased $0.7 million, or 47%, from $1.5 million for the year ended December 31, 2003 to $2.2 million for the year ended December 31, 2004. The $0.7 million increase was primarily the result of increased compensation and related benefit costs due to overall headcount additions.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $15.4 million, or 102%, from $15.0 million for the year ended December 31, 2003 to $30.4 million for the year ended December 31, 2004. The $15.4 million increase in selling, general and administrative expenses was primarily the result of increased compensation and related benefit costs of approximately $6.3 million due to overall headcount additions, the recognition of $1.3 million stock-based compensation expense, $1.8 million related to travel and marketing related expenses, $2.3 million in professional service fees, $0.8 million in depreciation expense, and $1.3 million in transition service fees paid for certain ongoing services performed under contract by the selling parties of the acquired entities subsequent to the completion of the acquisition.

Benefit (provision) for Income Taxes
      The benefit for income taxes recorded for the year ended December 31, 2004 of $3.6 million consisted primarily of the reversal of a deferred tax valuation allowance in the amount of $4.7 million during the three months ended December 31, 2004 offset by $0.3 million of federal alternative minimum tax and approximately $0.8 million of state and local taxes on taxable income. The reversal of the deferred tax valuation allowance was based on a number of factors, including our profits for the year ended December 31, 2004 and the level of projected future earnings based on current operations. Based on these factors, we believe that it is more likely than not that we will generate sufficient taxable income in the future to be able to utilize a portion of our deferred tax asset outstanding as of December 31, 2004. As a result, we have reversed $5.9 million of the valuation allowance in the three months ended December 31, 2004, recognizing $4.7 million as a benefit to our provision for income taxes, and $1.2 million as an adjustment to goodwill. The goodwill adjustment was necessary since that portion of the reversal relates to net operating losses acquired but not recognized at the date of acquisition of Credit Online Inc. As of December 31, 2004, a valuation allowance of $3.3 million has been maintained against the remaining acquired tax benefits. If the tax benefit is subsequently recognized, the valuation allowance reversal will be recorded against goodwill.
      The overall effective tax rate for the year ended December 31, 2003 was impacted by the adjustment for non-deductible goodwill and increases in the valuation allowance. For the year ended December 31, 2004, the effective tax rate was significantly impacted by the release of the valuation allowance.
Years Ended December 31, 2002 and 2003

Revenue
      Total net revenue increased $27.0 million, or 230%, from $11.7 million for the year ended December 31, 2002 to $38.7 million for the year ended December 31, 2003.
      Transaction Services Revenue. Transaction services revenue increased $21.5 million, or 192%, from $11.2 million for the year ended December 31, 2002 to $32.7 million for the year ended December 31, 2003. The increase in transaction services revenue was primarily the result of an increase in the volume of transactions processed through our network from approximately 6.9 million transactions in 2002 to approximately 23.0 million transactions in 2003. The increased volume of transactions processed resulted from the acquisition of Credit Online in March 2003 and the increase in financing source customers from 21 as of December 31, 2002 to 55 as of December 31, 2003, the increase in automobile dealers active on the network from 12,752 as of December 31, 2002 to 15,999 as of December 31, 2003 and an increase in the volume of transactions from existing customers.
      Subscription Services Revenue. Subscription services revenue increased $3.7 million, or 909%, from $0.4 million for the year ended December 31, 2002 to $4.1 million for the year ended December 31, 2003. The increase in subscription services revenue resulted from the acquisition of Credit Online in March 2003 and increased total subscriptions under contract from 317 as of December 31, 2002 to 3,030 as of December 31, 2003. The increase in total subscriptions was primarily due to a net increase in total customers and selling additional products and services to existing customers.

Cost of Revenue and Operating Expenses
      Cost of Revenue. Cost of revenue increased $7.8 million, or 44%, from $17.6 million for the year ended December 31, 2002 to $25.4 million for the year ended December 31, 2003. The $7.8 million increase was primarily the result of increased compensation and related benefit costs of approximately $2.0 million due to increased network personnel headcount, revenue share of approximately $2.5 million, website hosting, customer call center, internet connectivity and network infrastructure of approximately $2.0 million, and approximately $0.6 million relating to fees paid to a credit reporting agency for reselling its credit reports.
      Product Development Expenses. Product development expenses decreased $0.6 million, or 27%, from $2.1 million for the year ended December 31, 2002 to $1.5 million for the year ended December 31, 2003. The $0.6 million decrease was primarily the result of a decrease in website amortization expense.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $6.0 million, or 67%, from $9.0 million for the year ended December 31, 2002 to $15.0 million for the year ended December 31, 2003. The $6.0 million increase in selling, general and administrative expenses was primarily the result of increased compensation and related benefit costs of approximately $3.5 million due to overall headcount additions, $0.5 million increase in bad debt expense, and approximately $1.1 million related to travel and marketing related expenses.

Quarterly Results of Operations
      The following table presents our unaudited quarterly consolidated results of operations for the nine quarters ended March 31, 2005. The unaudited quarterly consolidated information has been prepared substantially on the same basis as our audited consolidated financial statements. You should read the following tables presenting our quarterly consolidated results of operations in conjunction with our audited consolidated financial statements for our full years and the related notes included elsewhere in this prospectus. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair statement of our consolidated financial position and operating results for the quarters presented. The operating results for any quarters are not necessarily indicative of the operating results for any future period.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(unaudited)
	(In thousands, except for per share data)
2005
Net revenue	$23,271
Operating income	3,616
Net income	2,069
Basic net income per share applicable to common stockholders	0.08
Diluted net income per share applicable to common stockholders	0.00
Basic weighted average common shares outstanding	513,771
Diluted weighted average common shares outstanding	25,904,585
2004
Net revenue	$15,376	$16,833	$18,734	$19,101
Operating income	1,687	1,238	2,865	1,932
Net income	1,465	994	2,478	6,316
Basic net income per share applicable to common stockholders	0.07	0.04	0.10	0.25
Diluted net income per share applicable to common stockholders	0.00	0.00	0.00	0.00
Basic weighted average common shares outstanding	13,689	13,689	36,116	96,806
Diluted weighted average common shares outstanding	24,778,816	25,365,821	25,900,146	26,327,582
2003
Net revenue	$6,430	$9,897	$11,182	$11,170
Operating (loss) income	(2,199)	(1,311)	(150)	390
Net (loss) income	(2,181)	(1,303)	(145)	340
Basic net (loss) income per share applicable to common stockholders	(2,161.55)	(1,291.38)	(143.71)	0.01
Diluted net (loss) income per share applicable to common stockholders	(2,161.55)	(1,291.38)	(143.71)	0.00
Basic weighted average common shares outstanding	1,009	1,009	1,009	10,050
Diluted weighted average common shares outstanding	1,009	1,009	1,009	24,775,177

Liquidity and Capital Resources
      Historically, our primary source of liquidity has been cash flow from operations and cash and assets received from financing activities. We received equity investments and issued equity for acquisitions between February 2001 and March 2003 in an aggregate carrying amount of $72.2 million, net of issuance costs. Our current stockholders and their affiliates have no obligation to make future investments in our business. Our principal liquidity requirements have been for working capital, acquisitions, capital expenditures and general corporate purposes.
      Going forward, our liquidity requirements will continue to be for working capital, acquisitions, capital expenditures and general corporate purposes. Our budgeted capital expenditures for 2005 are $7.2 million and we expect to make similar capital expenditures in 2006. We expect to finance our future liquidity needs through cash flow from operations and borrowings under the revolving credit facility under our credit facilities. As of June 30, 2005, we had $6.5 million of availability under our revolving credit facility.
      As of March 31, 2005, we had $18.7 million of cash and cash equivalents and $26.8 million in working capital, as compared to $21.8 million of cash and cash equivalents and $23.4 million in working capital as of December 31, 2004.
      The following table sets forth the components for the following periods:

				Three Months
	Year Ended December 31,			Ended March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands)
Net cash (used in) provided by operating activities	$(7,006)	$8,483	$17,162	$(297)	$(1,846)
Net cash used in investing activities	(2,791)	(5,343)	(12,424)	(774)	(2,062)
Net cash provided by (used in) financing activities	7,230	(95)	125	(51)	840

Operating Activities
      Cash used in operating activities for the three months ended March 31, 2004 was attributable to net income of $1.5 million, an increase in operating assets of $3.3 million primarily resulting from an increase in accounts receivable due to an overall increase in revenue offset by depreciation and amortization of $2.4 million and a decrease in accounts payable and accrued expenses of $1.5 million. Cash used in operating activities for the three months ended March 31, 2005 was primarily attributable to net income of $2.1 million, an increase in operating assets of $5.5 million offset by depreciation and amortization of $3.0 million and a decrease in accounts payable and accrued expenses of $2.1 million.
      Cash used in operating activities for the year ended December 31, 2002 was attributable to net loss of $16.8 million, an increase in operating assets of $2.1 million primarily resulting from an increase in accounts receivable due to an overall increase in revenue offset by depreciation and amortization of $11.2 million and an increase in accounts payable and accrued expenses of $0.5 million. Cash provided by operating activities for the year ended December 31, 2003 was primarily attributable to a net loss of $3.3 million, an increase in operating assets of $3.2 million primarily resulting from an increase in accounts receivable due to an overall increase in revenue offset by depreciation and amortization of $11.0 million, an increase in the allowance for doubtful accounts and sales returns of $0.4 million, an increase in accounts payable and accrued expenses of $1.6 million, deferred revenue and other current liabilities of $1.0 million, and other long-term liabilities of $1.0 million. Cash provided by operating activities for the year ended December 31, 2004 was primarily attributable to net income of $11.3 million, which includes a reversal of a deferred tax asset valuation of $4.7 million, an increase in operating assets of $4.9 million primarily resulting from an increase in accounts receivable due to an overall increase in revenue offset by depreciation and amortization of $10.9 million, and an increase in accounts payable, accrued expenses of $2.4 million.

Investing Activities
      Cash used in investing activities for the three months ended March 31, 2004 was attributable to capital expenditures of $0.3 million, an increase in capitalized software and website development costs of $0.5 million. Cash used in investing activities for the three months ended March 31, 2005 was attributable to capital expenditures of $0.2 million, increase in capitalized software and website development costs of $0.7 million, and payment for an acquisition of $1.1 million.
      Cash used in investing activities for the year ended December 31, 2002 was attributable to capital expenditures of $0.4 million, increase in capitalized software and website development costs of $3.2 million offset by funds released from restriction and proceeds from the sale of property and equipment of $0.8 million. Cash used in investing activities for the year ended December 31, 2003 was attributable to capital expenditures of $0.5 million, increase in capitalized software and website development costs of $1.9 million and advance payment for an acquisition of $2.9 million. Cash used in investing activities for the year ended December 31, 2004 was attributable to capital expenditures of $1.8 million, an increase in capitalized software and website development costs of $2.3 million, payments for acquired assets of $7.4 million and funds released from escrow to third parties and other restricted cash of $1.0 million.

Financing Activities
      Cash provided by financing activities for the three months ended March 31, 2005 was attributable to the receipt of cash proceeds from the exercise of employee stock options of $1.0 million.
      Cash provided by financing activities for the year ended December 31, 2002 was attributable to the issuance of 2,119,851 shares of Series C-1 preferred stock and 139,924 shares of Series C-2 preferred stock for net cash proceeds of $6.7 million and $0.5 million, respectively. Cash used in financing activities for the year ended December 31, 2003 was attributable to principal payments on capital lease obligations of $0.1 million. Cash provided by financing activities for the year ended December 31, 2004 was attributed to the receipt of proceeds from the exercise of employee stock options of $0.6 million offset by principal payments on capital lease obligations of $0.5 million.
Contractual Obligations
      The following table summarizes our contractual obligations as of December 31, 2004:

		Less Than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(In thousands)
Capital lease obligations	$886	$494	$392	$—	$—
Operating lease obligations	12,101	1,059	3,203	2,161	5,678
Payments due to acquirees	4,800	1,000	2,540	1,260	—

Total contractual cash obligation	$17,787	$2,553	$6,135	$3,421	$5,678

Credit Facilities
      On April 15, 2005, we and one of our subsidiaries, DealerTrack, Inc., entered into credit facilities comprised of a $25.0 million revolving credit facility and a $25.0 million term loan facility at interest rates of LIBOR plus 150 basis points or prime plus 50 basis points. Proceeds from borrowings under the term loan facility were used to fund a portion of the Chrome, NAT and ALG acquisitions. The revolving credit facility is available for general corporate purposes (including acquisitions), subject to certain conditions. As of June 30, 2005, we had $6.5 million available for additional borrowings under this revolving credit facility. The revolving credit facility matures on April 15, 2008 and the term loan facility matures on April 15, 2010. We are required to use up to 25% of the proceeds of any equity issuance and 100% of the proceeds of a debt issuance or disposition to repay the term loan under our credit facilities.

      Our credit facilities contain restrictive covenants that limit our ability and our existing or future subsidiaries’ abilities, among other things, to:

•	access our, or our existing or future subsidiaries’, cash flow and value and, therefore, to pay interest and/or principal on our other indebtedness or to pay dividends on our common stock;

•	incur additional indebtedness;

•	issue preferred stock;

•	pay dividends or make distributions in respect of our, or our existing or future subsidiaries’, capital stock or to make certain other restricted payments or investments;

•	sell assets, including our capital stock;

•	enter into sale and leaseback transactions;

•	agree to payment restrictions;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our or the applicable subsidiary’s assets;

•	enter into transactions with our or the applicable subsidiary’s affiliates;

•	incur liens; and

•	designate any of our, or the applicable subsidiary’s, future subsidiaries as unrestricted subsidiaries.
      In addition, our credit facilities include other and more restrictive covenants and prohibit our subsidiaries from prepaying our other indebtedness while indebtedness under our credit facilities is outstanding. The agreements governing our credit facilities also require us and our subsidiaries to achieve specified financial and operating results and maintain compliance with specified financial ratios on a consolidated basis. Our and our subsidiaries’ ability to comply with these ratios may be affected by events beyond our control.
      Our credit facilities contain the following affirmative covenants, among others: delivery of financial statements, reports, accountants’ letters, budgets, officers’ certificates and other information requested by the lenders; payment of other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the lenders to inspect property and books and records; notices of defaults, bankruptcies and other material events; and compliance with laws. See “Description of Our Credit Facilities.”
Off-Balance Sheet Arrangements
      We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Seasonal and Other Trends
      The volume of new and used automobiles financed or leased by our participating financing source customers, special promotions by automobile manufacturers and the level of indirect financing by captive finance companies not available in our network impact our business. We expect that our operating results in the foreseeable future may be significantly affected by these and other seasonal and promotional trends in the indirect automotive finance market. Also, we incur significant marketing expenses and anticipate higher subscription sales rates in the first quarter in connection with the NADA’s annual industry trade show. In addition, the volume of transactions in our network generally is greater on Saturdays and Mondays and, in particular, most holiday weekends.

Effects of Inflation
      Our monetary assets, consisting primarily of cash, cash equivalents and receivables, and our non-monetary assets, consisting primarily of intangible assets and goodwill, are not affected significantly by inflation. We believe that replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our expenses, which may not be readily recoverable in the prices of products and services we offer.
Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exposure
      Our earnings are affected by fluctuations in the value of the U.S. dollar as compared with the Canadian dollar. We only have operations located in and provide services to customers in the U.S. and Canada. Foreign currency fluctuations have not had a material effect on our operating results or financial condition. Our exposure is mitigated, in part, by the fact that we incur certain operating costs in the same foreign currencies in which revenue is denominated. The foreign currency exposure that does exist is limited by the fact that the majority of transactions are paid according to our standard payment terms, which are generally short-term in nature.

Interest Rate Exposure
      As of June 30, 2005, we had $43.5 million of borrowings outstanding under our credit facilities. Our borrowings under our credit facilities bear interest at a variable rate equal to LIBOR plus a margin of 1.5%. Accordingly, our earnings and cash flow are affected by changes in interest rates. Assuming the borrowings outstanding remain consistent, expense for a full quarter would have been $0.5 million and assuming a 0.125 percentage point increase in the average interest rate under these borrowings, we estimate that our interest expense for a quarter would increase by approximately $15,000.
Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment” (SFAS No. 123R). This standard amends SFAS No. 123 and concludes that services received from employees in exchange for stock-based compensation results in a cost to the employer that must be recognized in the consolidated financial statements. The cost of such awards should be measured at fair value at the date of grant. SFAS No. 123R provides public companies with a choice of transition methods to implement the standard. We anticipate applying the modified prospective method whereby we would recognize compensation cost for the unamortized portion of unvested awards outstanding at the effective date of SFAS No. 123R (January 1, 2006 for us). Such cost will be recognized in our consolidated financial statements over the remaining vesting period. The adoption of this standard is currently expected to reduce our 2006 earnings by approximately $0.2 million, based upon outstanding options as of March 31, 2005.

BUSINESS
Overview
      We are a leading provider of on-demand software and data solutions for the automotive retail industry in the United States. We utilize the Internet to link automotive dealers with banks, finance companies, credit unions and other financing sources, and other service and information providers, such as the major credit reporting agencies. We have established a network of active relationships with over 20,000 automotive dealers, including over 80% of all franchised dealers; over 140 financing sources, including the 20 largest independent financing sources in the United States and eight captive financing sources; and a number of other service and information providers to the automotive retail industry. Our credit application processing product enables dealers to automate and accelerate the indirect automotive financing process by increasing the speed of communications between these dealers and their financing sources. We have leveraged our leading market position in credit application processing to address other inefficiencies in the automotive retail industry value chain. Our proven network of over 20,000 dealers provides a competitive advantage for distribution of our on-demand software and data solutions. Our integrated subscription-based software products and services enable our automotive dealer customers to receive valuable consumer leads, compare various financing and leasing options and programs, sell insurance and other aftermarket products, document compliance with certain laws and execute financing contracts electronically. In addition, we offer data and other products and services to various industry participants, including lease residual value and automobile configuration data.
      We began our principal business operations in February 2001 with the introduction of our credit application processing product to address inefficiencies in the automotive financing process. Since then, we have substantially increased the number of participants in our network and have introduced new products and services through our internal product development efforts as well as through acquisitions. As a result, we have increased our total addressable market by enhancing our offering of subscription products and our data and reporting capabilities, and expanding our network of relationships. We have grown, and believe we will continue to grow, our revenue significantly faster than our costs and expenses, which generates operating leverage. For example, our revenue increased $31.3 million, or 81%, to $70.0 million for the year ended December 31, 2004 from $38.7 million for the year ended December 31, 2003. Costs and expenses for the same period increased $20.4 million, or 49%, to $62.3 million from $41.9 million.
Market Opportunity

Automotive Retail Industry
      The automotive retail industry is the largest consumer retail market in the United States with total sales of approximately $714 billion in 2004, according to NADA. The U.S. automotive retail industry consists primarily of approximately 21,640 franchised dealers and approximately 50,000 independent dealers, according to NADA and CNW Marketing Research, Inc. (“CNW”), respectively. Franchised dealers sell a particular manufacturer’s new automobiles as well as used automobiles from multiple manufacturers, while independent dealers primarily purchase and sell used automobiles. In 2004, approximately 47.6 million new and used automobiles were sold retail in the United States, of which approximately 70% were sold by franchised dealers, according to CNW.
      The automotive retail industry is mature yet highly fragmented. In 2004, the 50 largest dealer groups generated less than 15% of total industry sales, with much of the remainder attributable to smaller regional and local dealerships. Increased competition and easier access to invoice prices for consumers on the Internet have negatively impacted dealer profit margins on sales of new automobiles in recent years. In 2004, dealers generated average profit margins of just 1.3% and 2.9% from new and used automobile sales, respectively, according to CNW. In response to the reduced margins available from vehicle sales, dealers have focused on the wide range of other products and services they offer, including financing and insurance (“F&I”) products. F&I is generally the largest profit center within a dealership. In addition, dealers continually seek to improve profitability by making their operations more efficient and improving consumer loyalty in order to capture a higher share of their aftermarket parts and services needs.

Automotive Retail Industry Value Chain
      The following diagram illustrates the four primary stages of the automotive retail industry value chain:
Automotive Retail Industry Value Chain

Stage	Description

Pre-Sales Marketing and Prospecting:	• Dealers generate and consolidate new leads of potential automotive purchasers through various sources, including advertising in newspapers, radio, television, direct mail and the Internet.
• In 2004, franchised dealers spent approximately $8.3 billion on advertising, of which the Internet accounted for 6.7%, up from 5.3% in 2003, according to NADA.
Sales:	• Dealer sales personnel assist the consumer’s purchasing decision by presenting available models and purchasing options.
• Dealers frequently utilize technology products and services to assist in the sales process and improve the percentage of prospective consumers that purchase automobiles.
Finance and Insurance:
Financing	• Dealers assist a majority of automotive consumers in obtaining financing through various financing and leasing sources.
• Dealers execute the contract and ancillary agreements with the consumer for any finance or lease transactions.
Insurance and Other Aftermarket Sales	• Dealers sell optional insurance and other aftermarket products, such as extended vehicle service contracts, credit protection insurance and prepaid service contracts.
Parts and Service:	• Dealers provide service and repair work and replacement parts to maintain customers’ automobiles.
      Pre-Sales Marketing and Prospecting. Traditionally, dealers had limited ability to predict which consumers were most likely to purchase an automobile. They have advertised in broad media channels, including newspapers, radio, television, direct mail and over the Internet, to attract consumers to the dealership. In 2004, franchised dealers spent $8.3 billion on advertising, according to NADA. In order to target and qualify consumers more directly and efficiently, dealers increasingly utilize lead management processes and technology products and services.
      Sales. The sales stage generally begins when a dealer identifies a prospective consumer at the dealership, over the phone or on the Internet, and ends with the sale. After a prospective consumer enters the dealership, the salesperson typically reviews the various models currently available and discusses the options available for each model. While the salesperson negotiates the basic parameters of the purchase, a sales manager typically orders a credit report on the prospective consumer. The dealer needs a “permissible purpose” in order to order a credit report. Consumers with stronger credit scores have an easier time purchasing the automobiles they are interested in and qualifying for various finance and lease options. Consumers with weaker credit scores may only be able to purchase automobiles for which they qualify for financing. For these consumers, the sales process may begin with an analysis of the amount of financing available to them.

      Financing and Insurance. Automotive financing has become an important source of revenue for dealers. Approximately 70% of retail automotive consumers obtain financing to purchase an automobile, either indirectly through the dealership or directly themselves. We estimate that approximately 70–75% of these automobile financings utilize the indirect channel and the remainder utilize the direct channel (i.e., the consumer applies directly to the financing source and the financing source delivers the funds directly to the consumer). In indirect financings, the dealer submits the consumer’s credit application information to one or multiple financing sources to obtain approval for the financing. Once an acceptable approval is obtained, the dealer will typically extend the financing to the consumer itself and then resell the financing contract to the financing source on terms profitable for the dealer.
      In 2003, we believe approximately 44% of indirect automotive financings were extended by banks, credit unions and other specialty automotive finance companies not owned or controlled by automobile manufacturers, which we refer to as “independent” or “non-captive” financing sources. Some of the largest non-captive automotive financing companies, as measured by finance and lease originations, include JP Morgan Chase Bank, N.A., Citizens Financial Group, Inc., Banc of America Auto Finance Corp., WFS Financial, Inc., Wells Fargo & Company and Capital One Auto Finance, Inc. and their respective affiliates. The remaining indirect automotive financings were extended by financing sources owned or controlled by automobile manufacturers, which we refer to as “captive” financing sources. The largest captive financing sources include Chrysler Financial Corporation, Ford Motor Credit Corporation, General Motors Acceptance Corporation, Nissan Motor Acceptance Corporation and Toyota Financial Services and their affiliates.
      Insurance, such as credit protection insurance and other aftermarket products, such as extended vehicle service contracts, has become an important source of revenue for automotive dealers. During the automotive sales and financing process, dealers typically offer a variety of optional insurance and other aftermarket products to consumers prior to completing the sale. While most expenses associated with the purchase and ownership of an automobile, such as finance or lease payments, are predictable and recurring, a long-term disability event or an unforeseen automobile maintenance expense can increase the consumer’s risk of defaulting under the finance contract. In order to reduce the risk of this potential default, many consumers purchase extended vehicle service contracts and/or credit protection insurance. In 2004, 34.1% of new automobile sales included an extended warranty or service contract, according to NADA.
      Parts and Service. Parts and service revenue are accounting for a growing percentage of a dealer’s profit. Automotive retailers generate parts and service revenue primarily from repair orders for parts and related labor paid directly by consumers, reimbursement from manufacturers and others under extended vehicle service contracts and pre-paid maintenance contracts. The dealer’s performance of ongoing service and maintenance is one of the strongest lead sources of future automotive sales and repeat dealership business. Many automotive dealers are focused on increasing consumer loyalty in order to capture a higher share of the profitable aftermarket revenue and to increase the likelihood of repeat business.

Inefficient Legacy Processes
      Traditionally, the workflow processes in each stage of the automotive retail value chain have been paper intensive and/or performed on stand-alone legacy systems, resulting in inefficiencies. The inefficiencies inherent in traditional workflow processes are particularly noteworthy in the F&I process. Dealers traditionally relied upon the fax and mail delivery method for processing their financing and insurance offerings. This method produced lengthy processing times and increased the cost of assisting the consumer to obtain financing or insurance. For example, legacy paper systems required the consumer to fill out a paper credit application for the financing sources to which he or she applied. The dealer then faxed the credit application to each financing source and awaited a series of return faxes. When a financing source approved the consumer’s credit application, the consumer manually signed a paper finance or lease contract with the dealer, who then delivered it with ancillary documents to the financing source via overnight courier. The financing source then manually checked the contract for any errors or omissions and if the contract and ancillary documents were accurate and complete, the financing source paid the dealer for the assignment of the contract. The cumbersome nature of this process could limit the range of options available to consumers and delay the availability of financing. In addition, dealers consulting out-of-date paper program catalogues may not have been aware of all of the insurance programs and other aftermarket sales opportunities available for them to offer the consumer.
      In an effort to address the inefficiencies in the traditional workflow processes, dealers have employed technology to manage their businesses. For example, dealers have made significant investments in dealership management system (“DMS”) software to streamline their back office functions, such as accounting, inventory, communications with manufacturers, parts and service, and employing customer relationship management (“CRM”) software to track consumer behavior and maintain active post-sale relationships with consumers to increase aftermarket sales and future automobile sales. However, these DMS and CRM software systems typically reside within the physical dealership and have not historically been fully integrated with each other, resulting in new inefficiencies. For example, many DMS and CRM systems require additional manual entry of consumer information and manual tracking of consumer behavior at multiple points along the retail value chain. These inefficiencies slow the sales and customer management process, as different and sometimes contradictory information is recorded on separate systems. In addition, key information about the consumer may not be provided to the salesperson on the sales floor although it may exist on one of the dealer’s systems.
Our Solution
      Our suite of integrated web-based software products and services addresses many of the existing inefficiencies in the automotive retail industry value chain. We believe our solutions deliver benefits to our dealer customers, financing source customers and other service and information providers.

Dealers
      We offer franchised and non-franchised, independent automotive dealers an integrated suite of web-based sales and finance solutions that significantly shorten financing processing times, allowing them to spend more time selling automobiles and aftermarket products. Our automated, web-based credit application processing product allows automotive dealers to originate and route their consumers’ credit application information. This product has eliminated the need to fax a paper application to each financing source to which a consumer applies. Once a consumer’s information is entered into our system, dealers can distribute the credit application data electronically to one or multiple financing sources and obtain credit decisions quickly and efficiently. Our credit application processing product integrates easily with other widely used dealer software systems, further streamlining the F&I process.
      We also offer dealers a suite of subscription products and services that complements our credit application processing product and allows them to integrate and better manage their business processes across the automotive retail industry value chain. We offer a product that provides a valuable pre-sales marketing and prospecting tool by providing a secure credit application on a dealer’s website for a consumer to enter his or her own credit information. We offer other products and services that allow the dealer to compare deal configurations from multiple financing and leasing sources on a real-time basis. We also offer a product that allows dealers and consumers to complete finance contracts electronically, which a dealer can transmit to participating financing sources for funding, further streamlining the financing process and reducing transactional costs for both dealers and financing sources. Additionally, we offer a product that allows dealers to consistently present consumers the full array of insurance and other aftermarket product options they offer. Our products and services, when used together, form a seamless sales and finance solution that easily integrates with other widely used software systems. As of March 31, 2005, an aggregate of 9,825 of our existing product subscriptions have been purchased by approximately 6,400 of the over 20,000 dealers active on our network.

Financing Sources
      Our on-demand credit application processing and electronic contracting products eliminate expensive and time-consuming inefficiencies in legacy paper systems, and thereby decrease financing sources’ costs of originating loans or leases. We believe our solutions significantly streamline the financing process and improve the efficiency and/or profitability of each financing transaction. We electronically transmit complete credit application and contract data, reducing costs and errors and improving efficiency for both prime and non-prime financing sources.
      We also believe that our credit application processing product enables our financing source customers to increase credit originations. Our network is configured to enable our financing source customers to connect easily with dealers with whom they can establish new business relations. We believe that financing sources that utilize our solution experience a significant competitive advantage over financing sources that rely on the legacy paper fax process.

Other Service and Information Providers
      Our web-based solutions enable third-party service and information providers to deliver their products and services more broadly and efficiently, which increases the value of our integrated solutions to our dealer customers. We offer our third-party service and information providers a secure and efficient means of delivering their data to our dealer and financing source customers. For example, the credit reporting agencies can provide dealers with consumers’ credit reports electronically and integrate the delivery of the prospective consumers’ credit reports with our credit application processing and other products. Used car value guide providers, such as NADA and Kelley Blue Book Co., Inc. (“Kelley Blue Book”), have been integrated with our web-based solutions, allowing them to develop incremental subscription revenue streams without increased publishing costs.
Our Competitive Strengths
      We believe that the following strengths provide us with competitive advantages in the marketplace:
      Leading Market Position. We currently have active relationships with over 20,000 automotive dealers, including over 80% of all franchised dealers; over 140 financing sources, including the 20 largest independent financing sources in the United States and eight captive financing sources; and a number of other service and information providers. Currently, a substantial majority of our financing source customers’ collective indirect credit application volume is processed through our network. We believe we are also the market leader in desking, electronic contracting and residual value data for the automotive finance industry. Our network of relationships combined with our market leading positions provide us with significant competitive advantages, including our ability to maximize cross-selling opportunities for our products and services to all of our customers and to expand the wide range of new participants in our network. For example, our new subsidiaries, Chrome Systems, Inc. and Automotive Lease Guide (ALG), Inc., will be better able to market and distribute their products and services through our network. We believe that customers who regularly use one of our solutions are more inclined to use one or more of our other solutions.
      Flexible Web-Based Delivery Model. We believe that our software as a service model is a superior method of delivering products and services to our customers. Our customers are able to access our highly specialized applications on-demand rather than incurring the expense and difficulty of installing and maintaining them independently. In addition, our open architecture facilitates integration with certain existing systems of our automotive dealer customers, financing sources and other service and information providers. We believe our flexible web-based delivery model enhances our customers’ operating efficiency and reduces their total operating costs.
      Broad and Integrated Suite of Solutions. Our broad range of integrated on-demand software products and services improves our customers’ operating efficiency in the pre-sales marketing and prospecting, sales and finance and insurance stages of the automotive retail industry value chain. We believe that none of our competitors currently offer a comparable suite of integrated solutions and that the breadth of our existing solutions provides us with a competitive advantage.
      Independent Network. Our web-based network is independent and does not give any one financing source preference over any other financing source. Each dealer sees its individualized list of available financing sources listed alphabetically, based on our proprietary matching process, and can transmit credit application information simultaneously to multiple financing sources selected by them. Financing sources’ responses to requests for financing through our network are presented back to the dealer in their order of response. We believe that this neutral approach makes our network more appealing to both automotive dealers and financing sources than captive alternatives that favor financing sources owned or controlled by one or more automobile manufacturers.
      Proven Acquisition Strategy. We have augmented the growth of our business by successfully completing strategic acquisitions. In executing our acquisition strategy, we have focused on identifying businesses that we believe will increase our market share or that have products, services and technology that are complementary to our product and service offerings. We believe that our success in completing these acquisitions and integrating them into our business has allowed us to maintain our leadership position in the industry, enhance our network of relationships and accelerate our growth.
Our Growth Strategy
      Our growth strategy is to leverage our position as a leading provider of on-demand software solutions to the U.S. automotive retail industry. Key elements of our growth strategy are:
      Sell Additional Products and Services to Our Existing Customers. We believe that we are well-positioned to increase the number of products and services purchased by our existing customers. Many of our subscription-based products and services were recently introduced to our customers, and we believe there are opportunities to increase the sales of these products and services to dealers and financing sources. We believe that a significant market opportunity exists for us to sell additional products and services to the approximately 70% of our over 20,000 active dealer customers that utilize our credit application processing product, but have not yet purchased one or more of our subscription-based products or services. Similarly, the over 140 financing sources that utilize our credit application product represent a market opportunity for us to sell our electronic contracting solution, which approximately 10% of our financing source customers have implemented to date.
      Expand Our Customer Base. We intend to increase our market penetration by expanding our automotive dealer and financing source customer base through the efforts of our direct sales force. Although we currently enjoy active relationships with over 80% of all franchised dealers, currently less than 5% of the approximately 50,000 independent dealerships in the United States are active in our network. We believe that we are well positioned to increase the number of these active dealer relationships. While we currently have over 140 active financing source customers, we will focus on adding the captive financing affiliates of foreign automotive manufacturers, as well as select regional banks, financing companies and other financing sources to our network. We also intend to increase the number of other service and information providers in our network by adding, among others, insurance and other aftermarket service providers.
      Expand Our Product and Service Offerings. We expect to expand our suite of products and services to address the evolving needs of our customers. We have identified a number of opportunities to leverage our network of relationships and our core competencies to benefit dealers, financing sources and other service and information providers. For example, we believe there are opportunities to generate additional revenue from insurance and other aftermarket providers by allowing their products and services to be accessed and offered in our network. We also see opportunities to generate additional revenue by aggregating automotive industry information we have collected and offering reporting of the aggregated information to dealers, financing sources and other industry participants.
      Pursue Acquisitions and Strategic Alliances. We intend to continue to grow and advance our business through acquisitions and strategic alliances. We believe that acquisitions and strategic alliances will allow us to enhance our product and service offerings, sell new products using our network, improve our technology and/or increase our market share.
Products and Services
      We offer a broad suite of integrated solutions for the U.S. automotive retail industry. We typically charge for our products and services on either a transaction and/or subscription basis as indicated below.

Segment	Products and Services	Subscription/Transaction

Pre-Sales Marketing and Prospecting:	• ALG Residual Value Guides*	• Subscription
	• Chrome Carbook®*	• Subscription
	• PC Carbook®*	• Subscription
	• WebsitePlustm	• Subscription

Sales:	• Chrome Inventory Searchtm*	• Subscription
	• Credit Reports	• Transaction
	• DeskLinktm	• Subscription
	• FinanceWizardtm	• Subscription

Finance and Insurance:

Financing	• BookOut	• Subscription
	• ToolKittm (includes our credit application processing product)	• Transaction

Aftermarket Sales:	• DealerTrack eMenutm	• Subscription

Contracting:	• DealTransfertm	• Subscription
	• eContracting	• Subscription and Transaction

Data and Reporting:	• ActivityReportstm	• Subscription
	• ALG Data Services*	• Subscription
	• Chrome New Vehicle Data*	• Subscription
	• Chrome VIN Search Data*	• Subscription

*	Products and services not included in our consolidated results of operations, as these products and services were not acquired until after March 31, 2005.
     We charge dealers a subscription fee for each of our products and services, other than our credit application processing product and Credit Reports. We charge a transaction fee to our financing source customers for each credit application submitted to them and for each financing contract executed via our eContracting product. We charge a transaction fee to the dealer or credit report provider for each fee-bearing Credit Report accessed by dealers.

Pre-Sales Marketing and Prospecting
      ALG Residual Value Guides — ALG Residual Value Guides are the industry standard for the residual value forecasting of vehicles. New car residual values are available in a national percentage guide, as well as regional dollar guides. Financing sources and dealers use ALG Residual Guidebooks as the basis to create leasing programs for new and used automotive leases. We charge our financing source customers, dealer customers and other industry participants subscription fees to use this product.
      Chrome Carbook® and PC Carbook® — Chrome Carbook and PC Carbook provide automotive specification and pricing information. These products enable dealers, financial institutions and consumers to specify and price both new and used automobiles online, which helps promote standardized information among these parties and facilitates the initial contact between buyer and seller. We charge our dealer customers and other industry participants subscription fees to use this product.
      WebsitePlustm — WebsitePlus enables visitors to a dealer’s website to submit credit application data online that the dealer can then access by logging onto our network. This product provides dealers with valuable consumer leads. It also expedites the sales and finance process because the dealer does not need to re-enter the consumer’s credit information when the consumer enters the dealership. We charge our dealer customers subscription fees to use this product.

Sales
      Chrome Inventory Searchtm — Chrome Inventory Search is a web-based automobile locator solution that enables automobile buyers and sellers to search inventory belonging to a single dealer or dealer group, using detailed specifications or selection criteria. Dealers can use this product to order specific automobiles quickly from manufacturers and search their inventory for automobiles to meet a specific consumer’s need. We charge our dealer customers subscription fees to use this product.
      Credit Reports — With Credit Reports, dealers can electronically access a consumer’s credit reports from each of Equifax Inc., Experian Information Solutions, Inc., TransUnion LLC and First American CREDCO, the leading credit reporting agencies. The dealer can use the consumer’s credit report to determine an appropriate automobile and financing package for that particular consumer. We charge our dealer customers or credit report providers transaction fees each time a fee-bearing Credit Report is accessed by dealers.
      DeskLinktm — With DeskLink, dealers can search the hundreds of current financing source programs in our database within seconds to find the current financing or lease that is best for a consumer and the most profitable for themselves. We charge our dealer customers subscription fees to use this product.
      FinanceWizardtm — FinanceWizard assists dealers in finding financing for consumers with low credit scores, while maximizing their own profit. In addition, dealers can quickly pre-qualify prospective consumers and then match the best financing source program against their available inventory. We charge our dealer customers subscription fees to use this product.

Finance and Insurance
      BookOut — With BookOut, a dealer can quickly and easily look up used automobile values by year/make/model or vehicle identification number for use in the credit application process. We currently offer separate BookOut subscriptions for data provided by Kelley Blue Book and NADA. We expect to offer a BookOut subscription for data provided by Black Book National Auto Research during 2005. This product facilitates the financing process by providing dealers with reliable valuation information about the relevant automobile. We charge our dealer customers subscription fees to use this product.
      DealerTrack eMenutm — DealerTrack eMenu allows dealers to consistently present consumers the full array of insurance and other aftermarket product options they offer in a menu format. The product also creates an auditable record of the disclosures to consumers during the aftermarket sales process, helping to reduce dealers’ potential legal risks. We charge our dealer customers subscription fees to use this product.
      DealTransfertm — DealTransfer permits dealers to transfer transaction information directly between select dealer management systems and our ToolKit product with just a few mouse clicks. This allows dealers to avoid reentering transaction information once the information is on any of the dealer’s systems. We charge our dealer customers subscription fees to use this product.
      eContracting — Our eContracting product allows dealers to obtain electronic signatures and transmit contracts and contract information electronically to financing sources that subscribe to eContracting. eContracting increases the speed of the automotive financing process by replacing the cumbersome paper contracting process with an efficient electronic process. We charge our dealer customers subscription fees to use this product and our participating financing source customers transaction fees for each contract that we transmit electronically to them via this product.
      ToolKittm — ToolKit facilitates the online credit application process by enabling dealers to transmit a consumer’s credit application information to one or multiple financing sources and obtain credit decisions quickly and efficiently. Generally, our dealer customers maintain active relationships with numerous financing sources. We offer each financing source customer the option to provide other value added services to dealers that facilitate the financing process, including dealer reserve statements, payoff quotes, prospect reports for consumers nearing the end of their current loan or lease and reports of current financing rates and programs. We charge our financing source customers transaction fees for each credit application dealers transmit to them through this product.

Data and Reporting
      ActivityReportstm — ActivityReports provides dealers with reports about their F&I operations such as summaries of applications by type, term, amount and income, summaries of application statuses and approval ratios by financing source, credit score range or user, summaries of applications, statuses and the contract booking ratios by financing source, summaries of credit report activity by provider and score range and summaries of credit applications and credit reports by user. We charge our dealer customers subscription fees to use this product.
      Chrome New Vehicle Data — Chrome New Vehicle Data identifies base automobile prices, as well as the standard and optional equipment available on particular automobiles. Dealers provide Chrome’s data on their websites and financing sources use the data in making financing decisions. We charge our dealer and financing source customers subscription fees to use this product.
      Chrome VIN Search Data — Chrome VIN Search Data assists a dealer in identifying an individual or group of automobiles by using vehicle identification numbers (“VINs”). VIN Search Data facilitates sales of a dealer’s used automobile inventory by ensuring accurate valuations for both consumer trade-ins, as well as the dealer’s used automobile inventory. We charge our dealer customers subscription fees to use this product.
      ALG Data Services — ALG is the primary provider of vehicle residual value data to automotive industry participants, including manufacturers, banks and other financing sources, desking software companies and automotive websites. We charge industry participants subscription fees for these data services.
International
      Through our subsidiary, dealerAccess Canada Inc., we are a leading provider of on-demand credit application processing services to the indirect automotive finance industry in Canada. We currently provide our Canadian customers with only our credit application processing product. We believe we have the potential in the future to provide our Canadian customers with an integrated suite of products and services similar to that which we offer our domestic customers. In 2004, our Canadian operations generated less than 10% of our revenue.
Sales and Marketing

Direct Sales
      Our sales force is divided into two separate groups: one focused on financing sources and one focused on dealers. Both groups focus on increasing subscriptions for our subscription-based products and services and the implementation and usage of our transaction-based products and services. The financing source group also focuses on adding more financing sources to our network. Our sales teams strive to increase products and services purchased by existing customers and to expand the range of services we provide our customers. Our sales force covers all 50 states in the United States and consisted of 75 full-time employees as of May 31, 2005.

Marketing
      Our marketing strategy is to establish our brand as the leading on-demand automotive sales and finance network. Our marketing programs include a variety of advertising, events and public relations activities targeted at key executives and other decision makers within the automotive retail industry, such as:

•	participation in, and sponsorship of, user conferences, trade shows and industry events;

•	using our website to offer our service and to provide product and company information;

•	cooperative marketing efforts with financing sources and other partners, including joint press announcements, joint trade show activities, channel marketing campaigns and joint seminars;

•	hosting events to publicize our products and services to existing customers and prospects;

•	facsimile, direct mail and email campaigns; and

•	advertising in automotive trade magazines and other periodicals.
Customer Service and Training

Customer Service
      We believe superior customer support is important to retaining and expanding our customer base. We have a comprehensive technical support program to assist our customers in maximizing the value they get from our products and services and solving any problems or issues with our service. We provide telephone support, e-mail support and online information about our products and services. Our outsourced customer service group handles general customer inquiries, such as questions about resetting passwords, how to subscribe to products and services, the status of product subscriptions and how to use our products and services, and is available to customers by telephone, e-mail or over the web. Telephone support is provided by technical support specialists on our team, who are extensively trained in the use of our solutions. Our customer service team consisted of 20 full-time employees as of May 31, 2005.

Training
      We believe that dealership employees often require specialized training to take full advantage of our solutions. We have developed an extensive training program for our dealers. We believe that this training is important to enhancing the DealerTrack brand and reputation and increasing utilization of our products and services. Training is conducted via telephone, the Internet and in person at the dealership. In training our dealers, we emphasize utilizing our network to help them increase profitability and efficiencies.
Customers
      Currently, our primary customers are dealers and financing sources. Our network of financing sources includes the largest national prime, near prime and non-prime financing sources; regional and local banks and credit unions. As of May 31, 2005, we had over 140 electronically connected financing sources. The top 20 independent financing sources in the United States and eight automotive captive finance companies are among our customers. Our captive financing source customers are Hyundai Motor Finance Company, Infiniti Financial Services, Kia Motors Finance, Nissan Motor Acceptance Corporation, Mitsubishi Motors Credit of America, Inc., Subaru of America, Inc, Southeast Toyota Finance and Suzuki Financial Services. As of May 31, 2005, we had over 20,000 automotive dealers actively using our network, including over 80% of the franchised dealers in the United States. Our top dealer group customers in fiscal year 2004 included AutoNation Inc., United Auto Group Inc., Sonic Automotive Inc., Van Tuyl Inc. and Group 1 Automotive Inc. The subscription agreements with our dealers typically run for one to three years, with one year automatic extensions. Our initial product subscription agreements with our financing source customers typically run for two to three years with one year automatic extensions. Our top financing source customers in fiscal year 2004 included AmeriCredit Financial Services, Inc., Capital One Auto Finance, Inc., Centrix Financial, LLC, Chase Auto Finance, CitiFinancial Auto, Citizens Financial Group, Inc., HSBC Auto Finance, Triad

Financial Corporation, Wells Fargo & Company, Wells Fargo Financial, Inc. and WFS Financial, Inc. No customer represented more than 10% of our revenue in fiscal year 2004.
Competition
      The market for sales and finance solutions in the U.S. automotive retail industry is highly competitive, fragmented and subject to changing technology, shifting customer needs and frequent introductions of new products and services. Our current principal competitors include:

•	web-based automotive finance credit application processors, including CUDL and RouteOne;

•	proprietary finance credit application processing systems, including those used and provided to dealers by American Honda Finance Corp. and Volkswagen Credit;

•	dealer management system providers, including ADP, Inc. and The Reynolds and Reynolds Company;

•	automotive retail sales desking providers, including ADP, Inc. and Market Scan Information Systems, Inc.; and

•	vehicle configuration providers, including Autodata Solutions Company, Automotive Information Center and JATO Dynamics, Inc.
      We also compete with warranty and insurance providers, as well as software providers, among others, in the market for menu-selling products and services. We believe that we compete favorably with our competitors on the basis of our extensive network of relationships, our on-demand delivery platform, our distribution capability and our broad and integrated suite of products and services. We also believe that our neutral approach makes our network more appealing to both automotive dealers and financing sources than captive alternatives that favor financing sources owned or controlled by one or more automobile manufacturers. However, some of our competitors may be able to devote greater resources to the development, promotion and sale of their products and services than we can to ours, which could allow them to respond more quickly than we can to new technologies and changes in customer needs. In particular, RouteOne, a joint venture formed and controlled by Chrysler Financial Corporation, Ford Motor Credit Corporation, General Motors Acceptance Corporation and Toyota Financial Services, enjoys relationships with these and other affiliated captive financing sources, which are not part of our network. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development and customer support.
Technology
      Our technology platform is robust, flexible and extendable and is designed to be integrated with a variety of other technology platforms. We believe our open architecture is fully scaleable and designed for high availability, reliability and security. Product development expense for the years ended December 31, 2002, 2003 and 2004 was $2.1 million, $1.5 million and $2.3 million, respectively. Product development expense for the three months ended March 31, 2005 was $0.8 million. Our technology includes the following primary components:

Web-Based Interface
      Dealer and financing source customers access our on-demand application products and services through an easy-to-use web-based interface. Our web-based delivery method gives us control over our applications and permits us to make modifications at a single central location. We can easily add new functions and deliver new products to our customers by centrally updating our software on a regular basis, without adding new architecture.

Partner Integration
      We believe that our on-demand model is a uniquely suited method of delivering our products and services to our customers. Our customers can access our highly specialized applications on-demand, avoiding the expense and difficulty of installing and maintaining them independently. Our financing source integration and partner integration use XML encoded messages. We are a member of both STAR (Standards for Technology in Automotive Retail) and AFSA (American Financial Services Association) and are committed to supporting published standards as they evolve.

Infrastructure
      Our technology infrastructure is hosted externally and consists of a production site and a disaster recovery site. We believe that the production site is fully redundant with no single point of major failure. Our customers depend on the availability and reliability of our products and services and we employ system redundancy in order to minimize system downtime.

Security
      We maintain high security standards with a layered firewall environment. Our communications are secured using secure socket layer 128-bit encryption. We employ an intrusion detection system operating both externally to our website (outside the firewall), as well as internally. Our firewalls and intrusion detection system are both managed and monitored continuously by an independent security management company. We also utilize a commercial software solution to securely manage user access to all of our applications. All incoming traffic must be authenticated before it is authorized to be passed on to the application. Once a user has been authorized, access control to specific functions within the site is performed by the application. Our access control system is highly granular and includes the granting and revocation of user permissions to functions on the site.
      We maintain a certification from TruSecure Corporation, a leading industry security certification body. This certification program entails a comprehensive evaluation of our security program, including extensive testing of our website’s perimeter defenses. As a result of this process, recommendations are made and implemented. The certification program requires continual monitoring and adherence to critical security policies and practices.
Government Regulation
      The indirect automotive financing and automotive retail industries are subject to extensive and complex federal and state regulation. Our customers, such as banks, finance companies, savings associations, credit unions and other financing sources, and automotive dealers, operate in markets that are subject to rigorous regulatory oversight and supervision. Our customers must ensure that our products and services work within the extensive and evolving regulatory requirements applicable to them, including those under the Truth in Lending Act, the GLB Act and Regulation P and the Federal Trade Commission’s (“FTC”) Safeguards Rule, the Equal Credit Opportunity Act, the regulations of the Federal Reserve Board, the FCRA, and other state and local laws and regulations. In addition, entities such as the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Office of Thrift Supervision, the National Credit Union Administration and the FTC have the authority to promulgate rules and regulations that may impact our customers, which could place additional demands on us.
      The role of our products and services in assisting our customers’ compliance with these requirements depends on a variety of factors, including the particular functionality, the interactive design, and the classification of the customer. We are not a party to the actual financing and lease transactions that occur in our network. Our financing source and automotive dealer customers must assess and determine what is required of them under applicable laws and regulations and are responsible for ensuring that our network conforms to their regulatory needs. We generally do not make representations to customers regarding their applicable regulatory requirements, and rely on each of our customers to identify its regulatory issues and respond appropriately.
      Consumer Privacy and Data Security Laws. Consumer privacy and data security laws on the federal and state levels govern the privacy of consumer information generally and may apply to our business in our capacity as a service provider for regulated financial institutions and automotive dealers that are subject to the FTC’s Privacy of Consumer Financial Information Regulations and Safeguards Rule.

      These laws and regulations restrict our customers’ ability to share nonpublic personal consumer information with non-affiliated companies, as well as with affiliates under certain circumstances. They also require certain standards for information security plans and operations, including standards for consumer information protection and disposal. If a financing source or dealer discloses consumer information provided through our network in violation of these laws, regulations or applicable privacy policies, we may be subject to claims from such consumers or enforcement actions by state or federal regulatory authorities.
      Legislation is pending on the federal level and in most states that could impose additional duties on us relating to the collection, use or disclosure of consumer information, as well as obligations to secure that information or provide notices in the event of an actual or suspected unauthorized access to or use of information contained within our system. The FTC and federal banking regulators have also issued regulations requiring regulated financial institutions to obtain certain assurances and contractual protections relating to the security and disposal of information maintained by service providers such as us.
      While we believe our current business model is consistent with existing laws and regulations, emerging case law and regulatory enforcement initiatives, as well as the passage of new laws and regulations, may limit our ability to use information to develop additional revenue streams in the future.
      Fair Credit Reporting Act. The FCRA imposes limitations on the collection, distribution and use of consumer report information and imposes various requirements on providers and users of consumer reports and any information contained in such reports. Among other things, the FCRA limits the use and transfer of information that would otherwise be deemed a consumer report under the FCRA, and imposes certain requirements on providers of information to credit reporting agencies and resellers of consumer reports with respect to ensuring the accuracy and completeness of the information and assisting consumers who dispute information on their consumer reports or seek to obtain information involving theft of their identity. The use of such information in violation of the FCRA could, among other things, result in a provider of information or reseller of consumer reports being deemed a consumer reporting agency, which would subject the provider or reseller to all of the compliance requirements applicable to consumer reporting agencies contained in the FCRA. While we believe we have structured our business so that we will not be considered to be a consumer reporting agency, we may in the future determine that it is necessary for us to become a consumer reporting agency due to changing legal standards, customer needs, or for competitive reasons. If we are deemed to be, or elect to treat ourselves as, a consumer reporting agency, our operating costs would increase, which could adversely affect our business, prospects, financial condition and results of operations.
      State Laws and Regulations. The GLB Act and the FCRA contain provisions that preempt some state laws to the extent the state laws seek to regulate the distribution and use of consumer information. The GLB Act does not limit states’ rights to enact privacy legislation that provides greater protections to consumers than those provided by the GLB Act. The FCRA generally prohibits states from imposing any requirements with respect only to certain specified matters and it is possible that some state legislatures or agencies may limit the ability of businesses to disclose consumer information beyond the limitations provided for in the GLB Act or the FCRA.
      Revised Uniform Commercial Code Section 9-105, E-SIGN and UETA. In the U.S., the enforceability of electronic transactions is primarily governed by E-SIGN, a federal law enacted in 2000 that largely preempts inconsistent state law, and the UETA, a uniform state law that was finalized by the NCCUSL in 1999 and has been adopted by most states. Case law has generally upheld the use of electronic signatures in commercial transactions and in consumer transactions where proper notice is provided and consumer consent to electronic contracting is obtained. The Revised Uniform Commercial Code Section 9-105 seeks to implement a regime to perfect security interests in electronic chattel paper. These laws impact the degree to which the financing sources in our network use our eContracting product. We believe that our eContracting product enables the perfection of a security interest in electronic chattel paper by meeting the transfer of “control” requirements of UCC 9-105. However, this issue has not been challenged in any legal proceeding. If a court were to find that our electronic contracting product is not sufficient to perfect a security interest in electronic chattel paper, or if existing laws were to change, our business, prospects, financial condition and results of operations could be materially adversely affected.

      Internet Regulation. We are subject to federal, state and local laws applicable to companies conducting business on the Internet. Today, there are relatively few laws specifically directed towards online services. However, due to the increasing popularity and use of the Internet and online services, laws and regulations may be adopted with respect to the Internet or online services covering issues such as online contracts, user privacy, freedom of expression, pricing, fraud liability, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Proposals currently under consideration with respect to Internet regulation by federal, state, local and foreign governmental organizations include, but are not limited to, the following matters: on-line content, user privacy, restrictions on email communications, data security requirements, taxation, access charges, liability for third-party activities such as unauthorized database access, and jurisdiction. Moreover, we do not know how existing laws relating to these issues will be applied to the Internet and whether federal preemption of state laws will apply.
Intellectual Property
      Our success depends, in large part, on our intellectual property and other proprietary rights. We rely on a combination of patent, copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements and other methods to protect our intellectual property and other proprietary rights. In addition, we license technology from third parties.
      We have been issued three United States utility patents and have patent applications pending in the United States, Canada and Europe. Two of the utility patents relate, among other things, to a system and method for credit application processing and routing. We have both registered and unregistered copyrights on aspects of our technology. We have a U.S. federal registration for the mark “Dealer Track”. We also have U.S. federal registrations and pending registrations for several additional marks we use and claim common law rights in other marks we use. We also have filed some of these marks in foreign jurisdictions. The duration of our various trademark registrations varies by mark and jurisdiction of registration. In addition, we rely, in some circumstances, on trade secrets law to protect our technology, in part by requiring confidentiality agreements from our corporate partners, employees, consultants, advisors and others.
      In addition to our efforts to register our intellectual property, we believe that factors such as the technological and creative skills of our personnel, new service developments, frequent enhancements and reliability with respect to our services are essential to establishing and maintaining a technology and market leadership position.
Facilities
      Our headquarters are located in Lake Success, New York, where we lease approximately 40,000 square feet of office space. Our principal properties, all of which are leased, are described below:

		Approximate	Lease/Sublease
Use	Property Location	Square Feet	Expiration Date

Corporate headquarters	Lake Success, NY	40,000	November 5, 2014
Chrome Systems, Inc.	Portland, OR	16,300	August 31, 2008
DealerTrack Aftermarket Services, Inc.	Rosemont, IL	8,300	June 30, 2010
Automotive Lease Guide (ALG), Inc.	Santa Barbara, CA	8,200	June 14, 2007
DealerTrack Aftermarket Services, Inc.	Longwood, FL	7,300	January 1, 2009
dealerAccess Canada Inc.	Richmond Hill, Ontario	5,000	April 30, 2008

Employees
      As of May 31, 2005, we had a total of 499 employees. None of our employees is represented by a labor union. We have not experienced any work stoppages and believe that our relations with our employees are good.
Legal Proceedings
      From time to time, we are a party to litigation matters arising in connection with the normal course of our business, none of which is expected to have a material adverse effect on us. In addition to the litigation matters arising in connection with the normal course of our business, we are party to the litigation described below.
      On January 28, 2004, we filed suit against RouteOne in the United States District Court for the Eastern District of New York. Our complaint seeks declaratory and injunctive relief, as well as damages, against RouteOne for infringement of two patents owned by DealerTrack, Inc. which relate to a system and method for credit application processing and routing. Our complaint also seeks relief for RouteOne’s acts of copyright infringement, circumvention of technological measures and common law fraud and unfair competition. Fact discovery is substantially completed and expert discovery is beginning.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth certain information about our executive officers and directors upon completion of this offering.

Name	Age	Position

Mark F. O’Neil	47	Chairman of the Board, President and Chief Executive Officer
Robert J. Cox III	39	Senior Vice President, Chief Financial Officer and Treasurer
Charles J. Giglia	54	Senior Vice President, and Chief Information Officer — DealerTrack, Inc.
Eric D. Jacobs	38	Senior Vice President, General Counsel and Secretary
Vincent Passione	43	President — DealerTrack, Inc.
Mary Cirillo-Goldberg	58	Lead Director
Daniel E. Berce(1)	51	Director
Steven J. Dietz	42	Director
Thomas R. Gibson	62	Director
James David Power III	74	Director
Howard L. Tischler	51	Director

(1)	Mr. Berce will resign from the board of directors immediately prior to the completion of this offering.
      Mark F. O’Neil has served as our Chairman of the Board, President and Chief Executive Officer since May 2005 and has served as a member of the board of directors since August 2001. From August 2001 to May 2005, Mr. O’Neil served as our Chief Executive Officer and President. From February 2001 to May 2005, Mr. O’Neil served as President, and he continues to serve as Chairman of the Board, Chief Executive Officer and a director of DealerTrack, Inc. Mr. O’Neil began his career at Intel Corporation, where he first developed knowledge of the technology industry. He subsequently worked for McKinsey & Co. before moving to the automotive industry in the late 1980’s. His experience in the automotive industry includes serving as President of Ertley MotorWorld, a dealer group based in Pennsylvania. From this traditional retail dealer group, Mr. O’Neil went on to co-found and lead the development and rollout of CarMax, Inc., a publicly-traded used automobile retailer. From June 2000 through January 2001, Mr. O’Neil was President and Chief Operating Officer of Greenlight.com, an online automotive sales website. Mr. O’Neil holds a BS in Industrial Engineering from Worcester Polytechnic Institute and an MBA from Harvard Business School.
      Robert J. Cox III has served as our Senior Vice President, Chief Financial Officer and Treasurer since November 2004. From May 2002 to October 2004, Mr. Cox was our Vice President of Finance and Treasurer, from January 2002 to April 2002, Mr. Cox served as our Vice President of Finance, Treasurer and Secretary, from August 2001 to December 2001, Mr. Cox served as our Director of Finance, Treasurer and Secretary, and from June 2001 to July 2001, Mr. Cox served as Director of Finance, Treasurer and Secretary for DealerTrack, Inc. In 1998, Mr. Cox joined Triton International, Inc., a facilities-based provider of wireless and wire-line telecommunications products, as its Executive Vice President and Chief Financial Officer and left in January 2001. Triton filed a bankruptcy petition under Chapter 7 of the Bankruptcy Code on August 29, 2001. In 1991, he joined Green Stamp America, Inc., a real estate investment company, as their Controller and was elevated to the position of Chief Financial Officer in 1996. Mr. Cox began his career at KPMG LLP in the audit practice. Mr. Cox holds a BS in Accounting from St. Bonaventure University and an MBA from the Columbia University Graduate School of Business and is a CPA.
      Charles J. Giglia has served as Senior Vice President and Chief Information Officer of DealerTrack, Inc. since January 2003. From February 2001 until January 2003 he served as Vice President and Chief

Information Officer of DealerTrack, Inc. Mr. Giglia was a Vice President of the Chase Manhattan Bank, responsible for Internet development in its Diversified Consumer Services business, before joining DealerTrack. Prior to that, from 1980 to 1995, he served as online delivery group project manager with responsibility for managing multiple service delivery applications. Mr. Giglia holds a BS in Computer Science with a minor in Business and an MBA in Management Information Systems, both from the New York Institute of Technology.
      Eric D. Jacobs has served as our Senior Vice President, General Counsel and Secretary since January 2004. From April 2002 to December 2003, Mr. Jacobs served as our Vice President, General Counsel and Secretary. From August 1998 to April 2002, Mr. Jacobs was an associate at the international law firm of O’Melveny & Myers LLP where he specialized in general corporate and securities law. Prior to becoming an attorney, Mr. Jacobs was an audit manager at KPMG LLP. Mr. Jacobs holds a BS in Business Administration with a major in Accounting, magna cum laude, from Rider University and a JD, with honors, from the Rutgers School of Law-Newark, and is a CPA.
      Vincent Passione has served as President of DealerTrack, Inc. since May 2005. From September 2003 to May 2005 he served as its Executive Vice President and Chief Operating Officer. From August 1999 until he joined DealerTrack, Mr. Passione served as Chief Executive Officer of OnMoney.com, a financial management web site, and President of Ameritrade’s Institutional Client Division’s new custodial platform, “Ameritrade Connection.” Prior to joining OnMoney.com, Mr. Passione spent six years at Citigroup in a variety of positions, including as the Chief Operations Officer for Citi f/i (now Citibank Online) and Chief Technology Officer for Citigroup’s U.S. Consumer Bank. Mr. Passione has a BS in computer science, cum laude, from New York Polytechnic Institute.
      Mary Cirillo-Goldberg has served as lead director of DealerTrack since May 2005 and as a director of DealerTrack since December 2002. Since September 2003, Ms. Cirillo-Goldberg has served as an advisor to Hudson Ventures, a venture capital fund. Ms. Cirillo-Goldberg served as the Chairman and Chief Executive Officer of OPCENTER, LLC, a privately held company that provides help desk, e-commerce and network operations services, from March 2000 to September 2003. From June 1997 through March 2000, she served as Executive Vice President and Managing Director of Bankers Trust Corporation. Ms. Cirillo-Goldberg currently serves as a director of Health Care Property Investors, Inc. and The Thomson Corporation, which are both publicly held, GlobalServe, Inc., which is privately held, and several non-profit organizations, and on the advisory boards of numerous non-profit organizations.
      Daniel E. Berce has served as a director of DealerTrack since October 2004, pursuant to the stockholders’ agreement. Mr. Berce has been President of AmeriCredit Corp. since April 2003 and a director since 1990. Mr. Berce served as Vice Chairman and Chief Financial Officer of AmeriCredit Corp. from November 1996 to April 2003 and Executive Vice President, Chief Financial Officer and Treasurer from November 1994 until November 1996. Mr. Berce is also a director of Curative Health Services, Inc. and AZZ Incorporated, both publicly held companies.
      Steven J. Dietz has served as a director of DealerTrack since April 2002, pursuant to the stockholders’ agreement. Mr. Dietz is employed by GRP Management Services, Inc., a private equity firm and affiliate of GRP II, L.P., GRP II Partners, L.P. and GRP II Investors, L.P., where he has been a Vice President since 1996 when the firm was created. Prior to 1996, Mr. Dietz served as a Senior Vice President in the investment banking division of the Donaldson, Lufkin & Jenrette Securities Company. Mr. Dietz also serves as a director of several privately held companies. Mr. Dietz served as a director and member of the audit committee of Garden.com from 1998 until January 2001, when the company’s securities were no longer registered pursuant to Section 12 of the Exchange Act. Mr. Dietz holds a BS in Finance from the University of Colorado.
      Thomas R. Gibson has served as a director of DealerTrack since June 2005. From 1994 to 2003, Mr. Gibson served as Chairman of Asbury Automotive Group, one of the nation’s largest automotive retailers. He was also Asbury’s Chief Executive Officer between 1994 and 1999, as well as Interim Chief Executive Officer for a portion of 2001. Prior to joining Asbury, he served as President and Chief Operating Officer of Subaru of America, Inc. and as Director of Marketing Operations and General Manager of Import Operations for Chrysler. Mr. Gibson began his career in 1967 with Ford Motor Company and held key marketing and field management positions in both the Lincoln-Mercury and Ford divisions. He also serves on the board of directors of IKON Office Solutions. Mr. Gibson is a graduate of DePauw University and holds an MBA from Harvard University.
      James David Power III has served as a director of DealerTrack since June 2002. Mr. Power has spent more than 35 years at, is a founder of, and from 1996 until April 2005 served as the Chairman of the Board of, J.D. Power and Associates, a marketing information firm. Mr. Power also serves as a director of IMPCO Technologies, Inc., a public company, which supplies alternative fuel products to the transportation, industrial and power generation industries. In 1992, Mr. Power was a recipient of the Automotive Hall of Fame’s Distinguished Service Citation, awarded each year to seven of the industry’s most accomplished leaders. He holds honorary doctorate degrees from College of the Holy Cross, California Lutheran University, California State University, Northridge and College Misericordia. He also serves as an adjunct professor of marketing at California State University, Northridge. Mr. Power holds a BA from the College of the Holy Cross and an MBA from The Wharton School of Finance at the University of Pennsylvania.
      Howard L. Tischler has served as a director of DealerTrack since March 2003, pursuant to the stockholders’ agreement. Mr. Tischler is employed by The First American Corporation (“First American”) where he serves as President and Chief Executive Officer of First American Credit Management Solutions, Inc. (“CMSI”) as well as President of Teletrack, Inc. He joined CMSI in 1999 as President and Chief Executive Officer of CMSI’s subsidiary, Credit Online, which was acquired by DealerTrack in March 2003. Upon the acquisition of CMSI by First American in 2001, Mr. Tischler assumed the additional role of President and Chief Executive Officer of CMSI. Prior to 1999, Mr. Tischler was a co-founder and President of Intelus Corporation, a privately held company, which provides document management systems for the financial and healthcare marketplaces. Mr. Tischler currently serves on the Engineering Advisory Board at George Washington University. He holds a BS degree in Mathematics from the University of Maryland and an MS degree in Engineering and Operations Research from George Washington University.
Board of Directors
      Our fourth amended and restated certificate of incorporation authorizes a board of directors consisting of at least three, but no more than eleven members. Currently, we have seven members on our board of directors, and upon completion of this offering, we expect our board of directors will consist of seven members, a majority of whom will be independent as defined under NASDAQ Marketplace Rule 4200(a)(15).
      We expect to elect one more additional independent director, prior to the completion of this offering, who will also serve on the audit committee. Mr. Berce, who was elected to our board pursuant to a provision in our stockholders’ agreement, has agreed to resign from the board immediately prior to the completion of this offering. Our stockholders’ agreement will automatically terminate immediately prior to the completion of this offering.
      In accordance with the terms of our fifth amended and restated certificate of incorporation and amended and restated by-laws, which will become effective upon completion of this offering, our board of directors will be divided into three classes equal in size to the extent possible (class I, class II and class III), with each class serving staggered three-year terms. Upon the completion of this offering, the members of our board will be divided into these three classes as follows:

•	the class I directors will be Messrs. Power and Tischler, and their terms will expire at the annual meeting of stockholders to be held in 2006;

•	the class II directors will be Mr. Dietz and the director we expect to elect prior to the completion of this offering, and their terms will expire at the annual meeting of stockholders to be held in 2007; and

•	the class III directors will be Ms. Cirillo-Goldberg and Messrs. Gibson and O’Neil, and their terms will expire at the annual meeting of stockholders to be held in 2008.
      Our fifth amended and restated certificate of incorporation will also provide that the authorized number of directors is as set out in the by-laws, which may be changed by resolution of our board of directors or stockholders who hold 75% of the voting power of our outstanding capital stock. The affirmative vote of the holders of 75% or more of our voting stock will be required to remove a director for cause. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors and the limitations on the removal of our directors may have the effect of delaying or preventing changes in the control of us or our management.
      Each executive officer is elected or appointed by, and serves at the discretion of, the board of directors. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. There are no family relationships among any of our directors or executive officers.
Board Committees
      Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The members of each committee are appointed by the board of directors and serve one-year terms.
      Audit Committee. We have an audit committee consisting of Messrs. Dietz and Gibson, and, when elected, the independent director we expect to elect prior to the completion of this offering. Mr. Dietz chairs the committee. The board of directors has determined that each member of the audit committee is independent and that Mr. Dietz is an audit committee financial expert, as defined by SEC rules, and has financial sophistication, in accordance with the applicable NASDAQ listing standards.
      The audit committee assists our board of directors in its oversight and evaluation of:

•	the integrity of our financial statements;

•	the independent registered public accounting firm’s qualifications and independence; and

•	the performance of our independent registered public accounting firm.
      The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent registered public accounting firm and for overseeing their work. All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.
      Compensation Committee. We have a compensation committee consisting of Ms. Cirillo-Goldberg and Messrs. Gibson and Power. Ms. Cirillo-Goldberg chairs the committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	reviewing and recommending approval of compensation of our executive officers;

•	administering our stock incentive and employee stock purchase plans; and

•	reviewing and making recommendations to our board of directors with respect to incentive compensation and equity plans.
      The board of directors has determined that each member of the compensation committee is independent in accordance with the applicable NASDAQ listing standards.
      Nominating and Corporate Governance Committee. We have a nominating and corporate governance committee consisting of Ms. Cirillo-Goldberg and Mr. Power. Ms. Cirillo-Goldberg chairs the committee. The purpose of the nominating and corporate governance committee is to:

•	identify and recommend nominees for election to our board of directors;

•	review our Code of Business Conduct and Ethics; and

•	oversee the evaluation of our board.

      The board of directors has determined that each member of the nominating and corporate governance committee is independent in accordance with the applicable NASDAQ listing standards.
Compensation Committee Interlocks and Insider Participation
      All decisions regarding the base salaries of our executive officers for the fiscal year ended December 31, 2004 were made by our board of directors after recommendation by our compensation committee, which at the time consisted of Michael R. Barrington, Steven J. Dietz and David R. Lawson. All decisions regarding the bonuses of our executive officers for the fiscal year ended December 31, 2004 were made by our board of directors after recommendation by our compensation committee, which at the time consisted of Daniel E. Berce, Steven J. Dietz and David R. Lawson. All of these compensation committee members were subsequently replaced by Ms. Cirillo-Goldberg and Messrs. Gibson and Power. Mr. Lawson resigned from the board of directors on May 26, 2005. Mr. Dietz is currently chair of the audit committee.
      None of our executive officers serves, or during the fiscal year ended December 31, 2004 served, as a member of the compensation committee, or other committee serving an equivalent function. None of the current or former members of our compensation committee has ever been an employee of DealerTrack.
Director Compensation
      We reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors or any committee of the board of directors. During the year ended December 31, 2004, our non-employee directors did not receive separate compensation for services rendered as directors. Effective July 1, 2005, each of our non-employee directors, other than Mr. Berce, will receive an annual retainer fee of $25,000, an additional $10,000 if they chair the audit committee and an additional $5,000 if they chair the compensation committee. Directors, other than Mr. Berce, will receive a fee of $2,000 for each board meeting attended, with a cap of $8,000 for the year ending December 31, 2005. Directors, other than Mr. Berce, will receive a fee of $2,000 for each committee meeting attended, with the audit and compensation committee chairs receiving $2,500 for each committee meeting attended. For the year ending December 31, 2005, the fees for attending committee meetings are capped at $16,000 for audit committee meetings, $15,000 for compensation committee meetings and $4,000 for nominating and corporate governance committee meetings. Directors, other than Mr. Berce, will receive a $1,000 fee for each meeting they participate in telephonically. No director who also serves as an employee receives separate compensation for services rendered as a director. Upon completion of this offering, we will have six non-employee directors on our board of directors: Messrs. Dietz, Power, Tischler and Gibson, Ms. Cirillo-Goldberg and a director we expect to elect prior to completion of this offering. Ms. Cirillo-Goldberg will serve as our lead independent director.
      We have granted the following stock options under our 2001 Stock Option Plan and our 2005 Incentive Award Plan to the following non-employee directors as of May 31, 2005:

Name of Director	Number of Shares	Date of Grant

Mary Cirillo-Goldberg	6,250	January 30, 2003
	50,000	May 26, 2005
James David Power III	6,250	June 18, 2002
	50,000	May 26, 2005
Howard L. Tischler	40,000	May 26, 2005
Steven J. Dietz	40,000	May 26, 2005
Thomas R. Gibson	40,000	May 26, 2005
      During the year ended December 31, 2004, we did not grant any stock options to the non-employee members of our board of directors. Each of our non-employee directors, other than Mr. Berce, was granted 3,500 shares of restricted common stock on May 26, 2005 except for Mr. Gibson who was granted 3,500 shares of restricted common stock on June 29, 2005. The vesting commencement date for this restricted common stock is July 1, 2005 and this restricted common stock will vest in three equal annual installments.

      In May 2005, our board of directors adopted, and our stockholders approved, our 2005 Incentive Award Plan, which permits our board of directors to grant equity awards to our non-employee directors. Pursuant to the 2005 Incentive Award Plan, our board of directors has adopted a resolution providing that each non-employee director will automatically receive an option to purchase 30,000 shares of our common stock upon his or her appointment to our board of directors. These options will vest in three equal installments commencing on the first anniversary of the date of grant, subject to the non-employee director’s continued service as a director. Subject to an annual evaluation, which evaluation shall be overseen by our nominating and corporate governance committee, each non-employee director will automatically receive an annual grant of 3,500 shares of restricted common stock at each year’s annual meeting after which he or she will continue to serve as a director. The restricted common stock will vest in three equal annual installments commencing on the first anniversary of the grant date, subject to the non-employee director’s continued service as a director. Each non-employee director stock option will terminate on the earlier of ten years from the date of grant and three months after the recipient ceases to serve as a director, except in the case of death or disability, in which event the option will terminate one year from the date of the director’s death or disability. The exercise price of all of these options will equal the fair market value of our common stock on the date of grant. The formula-based option and restricted stock awards for non-employee directors will remain in effect unless and until our board of directors adopts a subsequent resolution that amends or terminates such formula.
      In May 2005, our board of directors adopted our Directors’ Deferred Compensation Plan. The Directors’ Deferred Compensation Plan is a non-qualified retirement plan. The Directors’ Deferred Compensation Plan allows our non-employee directors to elect to defer certain of the fees they would otherwise be entitled to receive for services rendered as directors. Amounts deferred under the Directors’ Deferred Compensation Plan are general liabilities of DealerTrack and are represented by bookkeeping accounts maintained on behalf of the participants. Such accounts are deemed to be invested in share units that track the value of our common stock. Distributions will generally be made to a participant either following the end of the participant’s service on our board, following a change of control if so elected, or over a fixed period of time elected by the participant prior to the deferral. Distributions will generally be made in the form of shares of our common stock. Our Directors’ Deferred Compensation Plan is intended to comply with Section 409A of the Code.
      Mr. O’Neil did not receive any compensation during the fiscal year ended December 31, 2004 for services rendered as a director. Mr. O’Neil’s compensation for service as our President and Chief Executive Officer is described in “Executive Compensation.”
      The non-employee directors are also covered by the Stock Ownership and Retention Plan, which is described in more detail below.

Executive Compensation
      The following table sets forth the total compensation accrued for the year ended December 31, 2004 for our president and chief executive officer and each of our four other most highly compensated executive officers who earned at least $100,000 and who served as executive officers as of December 31, 2004. We collectively refer to these five individuals as our “named executive officers.”
Summary Compensation Table

						Long-Term
						Compensation
		Annual Compensation
						Restricted	Securities
				Other Annual		Stock	Underlying	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Compensation ($)		Awards ($)	Options (#)	Compensation ($)

Mark F. O’Neil	2004	450,000	557,201	—		—	581,953	—
Chairman of the Board, President and Chief Executive Officer
Robert J. Cox III	2004	216,060	129,636	68,317	(1)	—	120,625	—
Senior Vice President, Chief Financial Officer and Treasurer
Charles J. Giglia	2004	238,947	133,810	—		—	135,625	—
Senior Vice President and Chief Information Officer — DealerTrack, Inc.
Eric D. Jacobs	2004	225,655	135,393	15,624	(2)	—	120,000	—
Senior Vice President, General Counsel and Secretary
Vincent Passione	2004	350,000	237,195	26,676	(2)	—	118,000	—
President — DealerTrack, Inc.

(1)	Relocation allowance.

(2)	Temporary housing paid by us.

Option Grants in Last Fiscal Year
      The following table contains information regarding grants of options to purchase shares of our common stock pursuant to our 2001 Stock Option Plan to our named executive officers during the year ended December 31, 2004. The potential realizable value set forth in the last column of the table is calculated based on the term of the option at the time of grant, which is ten years. This value is based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date of grant until their expiration date, assuming a fair market value equal to an assumed initial public offering price of $          , minus the applicable exercise price. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future price of the common stock on the date on which the options are exercised.

					Potential Realizable
					Value at Assumed
					Annual Rate of Stock
	Number of	Percentage of Total			Price Appreciation
	Securities	Options Granted to	Exercise		for Option Term(3)
	Underlying	Employees in	Price per	Expiration
Name	Options Granted	Fiscal Year(1)	Share(2)	Date	5%	10%

Mark F. O’Neil	414,953		$2.80	05/2014
	167,000	31.80%	$2.80	08/2014
Robert J. Cox III	55,625		$2.80	05/2014
	65,000	6.59%	$2.80	08/2014
Charles J. Giglia	45,625		$2.80	05/2014
	90,000	7.41%	$2.80	08/2014
Eric D. Jacobs	70,000		$2.80	01/2014
	50,000	6.56%	$2.80	08/2014
Vincent Passione	15,000		$2.80	01/2014
	103,000	6.45%	$2.80	08/2014

(1)	Based on an aggregate of 1,829,650 shares subject to options granted to our employees in 2004, including the named executive officers.

(2)	The exercise price per share was determined to be equal to the fair market value per share of our common stock as valued by our board of directors on the date of grant.

(3)	Amounts represent hypothetical gains that could be achieved for stock options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date stock options are granted. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock on the date on which the stock options are exercised.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table sets forth information for each of the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as the value of unexercised in-the-money options, as of December 31, 2004. There was no public trading market for our common stock as of December 31, 2004. Accordingly, we have calculated the value of the unexercised in-the-money options at fiscal year-end on the basis of an assumed fair market value of our common stock as of December 31, 2004 equal to the assumed initial public offering price of $           per share, less the aggregate exercise price.

      The following table also sets forth information for each of the named executive officers regarding stock options exercised in 2004 and stock options held as of December 31, 2004. These options were granted under our 2001 Stock Option Plan.

			Number of
			Securities Underlying		Value of Unexercised
			Unexercised Options		In-The-Money Options
	Shares		at Fiscal Year-End(1)		at Fiscal Year-End(2)
	Acquired on	Value
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Mark F. O’Neil	—	—	521,814	535,080
Robert J. Cox III	—	—	45,766	119,260
Charles J. Giglia	—	—	56,639	144,611
Eric D. Jacobs	—	—	35,506	125,497
Vincent Passione	79,285	—	19,777	303,938

(1)	This table does not include additional 315,000 options granted to the named executive officers in the aggregate on May 26, 2005.

(2)	The value of unexercised in-the-money options has been calculated using the assumed initial public offering price of $ per share, less the exercise price of the option, multiplied by the number of shares underlying the options. Share numbers are based on exercisability as of December 31, 2004.
Employment Agreements
      Each of our named executive officers has entered into a written employment agreement with us that governs the terms and conditions of his employment. With respect to the named executive officers, each employment agreement provides:

•	The initial term of employment is through June 30, 2007, and will automatically be extended for additional one-year periods unless either party notifies the other of non-extension at least 60 days prior to the end of a term.

•	The minimum annual base salary for each of the named executive officers is as follows:

Mark F. O’Neil	$476,000
Robert J. Cox III	$250,000
Charles J. Giglia	$250,000
Eric D. Jacobs	$250,000
Vincent Passione	$370,000

•	Each named executive officer is eligible to receive an annual performance-based cash bonus. Each year, the amount of such bonus, if any, is determined based upon our performance relative to certain performance benchmark targets.

•	Each named executive officer is prohibited from competing with us or soliciting our employees or customers during the term of his employment and for a period of two years thereafter.

•	In the event that a named executive officer’s employment is terminated by us without “cause” or by the executive for “good reason,” the named executive officer will be entitled to continue to participate in our health and welfare benefit plans for a period of one year following termination and to continue to be paid his base salary for a period of two years following termination. Additionally, the named executive officer shall be entitled to receive a pro rata annual bonus based on the percentage of the year worked through the date of termination. Notwithstanding the foregoing, in no event will any named executive officer be entitled to receive any such payment or benefits after he or she violates any non-compete or other restrictive covenant.

•	In the event that a named executive officer’s employment is terminated by us without “cause” or by the executive for “good reason,” the named executive officer shall be credited with twenty-four months of accelerated vesting with respect to any options or other equity-based awards granted under the 2001 Stock Option Plan or 2005 Incentive Award Plan. Upon a change of control, the named executive officer shall automatically be credited with thirty-six months of accelerated vesting with respect to any options or other equity-based awards granted under the 2001 Stock Option Plan or 2005 Incentive Award Plan. Further, in the event that, within twelve months following a change of control, a named executive officer’s employment is terminated, he experiences a material negative change in his compensation or responsibilities or he is required to be based at a location more than 50 miles from his current work location, any remaining unvested options or other equity-based awards granted under the 2001 Stock Option Plan or 2005 Incentive Award Plan shall become fully vested.

Stock Plans

2001 Stock Option Plan
      Our 2001 Stock Option Plan was adopted by our board of directors and approved by our stockholders on August 10, 2001, and amended by our board of directors on December 28, 2001, January 30, 2003 and January 30, 2004. A maximum of 3,300,000 options to purchase shares of common stock were originally authorized for issuance pursuant to the plan, and 2,178,950 options were outstanding as of May 31, 2005. As of May 26, 2005, our 2005 Incentive Award Plan replaced our 2001 Stock Option Plan, and no more options will be granted under our 2001 Stock Option Plan. No outstanding option granted under the 2001 Stock Option Plan shall be exercisable during the 180-day period immediately following the date of this prospectus. The purpose of the 2001 Stock Option Plan has been to further our growth and success by enabling our directors, officers, employees, advisors, and independent consultants or independent contractors to acquire shares of our common stock, thereby increasing their personal interest in our growth and success, and to provide a means of rewarding outstanding performance by such persons to us. All options granted under the 2001 Stock Option Plan have been non-qualified stock options (“NSOs”).
      Administration. The board of directors or the compensation committee of the board of directors may administer the grant of stock options and, subject to the provisions of the 2001 Stock Option Plan, determine the terms and conditions of each award. Each option granted under the 2001 Stock Option Plan is evidenced by a written option agreement.
      Expiration of Stock Options. Unless otherwise specified in the applicable option or employment agreement, all options granted under the 2001 Stock Option Plan shall terminate upon the first to occur of (i) the 10-year anniversary of the date on which the option is granted, (ii) the three-month anniversary of the date on which the option holder ceases to be a director, officer, employee, advisor, independent consultant or independent contractor to DealerTrack or one of its subsidiaries (a “Termination Event”), unless the Termination Event is a result of death or disability, or “for cause” (as defined in the 2001 Stock Option Plan), (iii) the 12-month anniversary of a Termination Event, if the Termination Event is due to the option holder’s death or disability, (iv) the date of a Termination Event, if the Termination Event is “for cause”, (v) on the effective date of a dissolution, winding-up or liquidation of DealerTrack, a reorganization, merger or consolidation in which DealerTrack is not the surviving corporation, or a sale of all or substantially all of the capital stock or assets of DealerTrack to another person or entity unless such change of control involves the assumption by another entity of outstanding options or the substitution for such options of new options, as described below, (vi) the date on which the option is assigned or transferred, unless such assignment or transfer is permitted by the 2001 Stock Option Plan, and (vii) the expiration of the option exercise period or the occurrence of an event, each as specified in the applicable option or employment agreement.
      Assignability. No option granted under the 2001 Stock Option Plan is assignable or otherwise transferable by the option holder, except back to DealerTrack or by will, the laws of descent and distribution or by gift, or if the option holder becomes disabled.
      Stock Option Exercise Price. The exercise price at which each share of common stock subject to an option granted under the 2001 Stock Option Plan may be purchased is determined at the time the option is granted; provided, however, that such price will in no event be less than 85% (or 110%, with respect to options granted to 10% stockholders of DealerTrack) of the fair market value on the date of grant of such common stock. The form of payment for the shares of common stock under the 2001 Stock Option Plan is determined by the board of directors and set forth in the applicable option agreement. In addition, the options granted to certain of our employees have accelerated vesting provisions.
      Change of Control. In connection with a change of control, each holder of an option outstanding at such time will be given (i) written notice of such transaction at least 20 days prior to its proposed effective date (as specified in such notice) and (ii) an opportunity, during the period commencing with delivery of such notice and ending 10 days prior to such proposed effective date, to exercise the option to the full extent to which such option would have been exercisable by the option holder at the expiration of such 20-day period. The foregoing provisions are not applicable in connection with a transaction involving the assumption of outstanding options by, or the substitution for such options of new options covering the stock of, the surviving, successor or purchasing entity, or a parent corporation or subsidiary corporation of those entities (as defined in Sections 424(e) and (f), respectively of the Code), with appropriate adjustments as to the number, kind and option prices of the stock subject to such options.
      Amendment and Termination. Except with respect to options then outstanding, the 2001 Stock Option Plan expires on the first to occur of (i) August 10, 2011 and (ii) the date as of which the board of directors, in its sole discretion, determines that the 2001 Stock Option Plan will terminate. The board has the authority to amend, suspend or terminate the 2001 Stock Option Plan, subject to stockholder approval of certain amendments.

2005 Incentive Award Plan
      In May 2005, our board of directors adopted, and our stockholders approved, our 2005 Incentive Award Plan. The principal purpose of the 2005 Incentive Award Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards. The 2005 Incentive Award Plan provides for a variety of such awards, including NSOs, incentive stock options (“ISOs”) (within the meaning of Section 422 of the Code), stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards, or other stock-based awards. 3,100,000 shares of common stock are reserved for issuance under the 2005 Incentive Award Plan, as well as shares of common stock that remain available for future option grants under our 2001 Stock Option Plan, which totaled 79,800 on May 31, 2005 and any shares underlying any existing grants under our 2001 Stock Option Plan that are forfeited. 1,000,850 options were outstanding as of May 31, 2005. The maximum number of shares which may be subject to awards granted under the 2005 Incentive Award Plan to any individual in any fiscal year is 750,000.
      Administration. The 2005 Incentive Award Plan is administered by our board of directors, unless and until the board delegates administration to the compensation committee or other applicable committee of the board. Upon the completion of this offering, the 2005 Incentive Award Plan will be administered by a compensation committee. The compensation committee may delegate administration to one or more members of the board of directors. The board of directors, or the compensation committee when so empowered, has the power to interpret the 2005 Incentive Award Plan and to adopt such rules for the administration, interpretation and application of the 2005 Incentive Award Plan according to its terms. The board of directors or the compensation committee may also delegate to one or more of our officers the power to designate which of our non-officer employees shall receive stock awards, and the number of shares of common stock that will be subject to each award, subject to a maximum aggregate number of shares specified by the board of directors or the compensation committee at the time the delegation to the officers is made. However, the board of directors may not delegate to the compensation committee or otherwise, the power to grant stock awards to independent directors.

      Grant of Awards. Certain employees, consultants and directors are eligible to be granted awards under the 2005 Incentive Award Plan. The board of directors, or the compensation committee when so empowered, determines:

•	which employees, consultants, and directors are to be granted awards;

•	the type of award that is granted;

•	the number of shares subject to the awards; and

•	terms and conditions of such award, consistent with the 2005 Incentive Award Plan. The board of directors, or the compensation committee when so empowered, has the discretion, subject to the limitations of the 2005 Incentive Award Plan and applicable laws, to grant ISOs, NSOs, stock bonuses and rights to acquire restricted stock (except that only our employees may be granted ISOs).
      Limitation on ISO Treatment. Even if an option is designated as an ISO, no option will qualify as an ISO if the aggregate fair market value of the stock (as determined as of the date of grant) with respect to all of a holder’s ISOs exercisable for the first time during any calendar year under the 2005 Incentive Award Plan exceeds $100,000. Any option failing to qualify as an ISO will be deemed to be an NSO.
      Stock Option Exercise Price. The exercise price at which each share of common stock subject to an option granted under the 2005 Incentive Award Plan is determined at the time the option is granted, subject to the following rules:

•	in the case of ISOs and NSOs, the per share option exercise price shall not be less than 100% of the fair market value of shares of our common stock on the grant date; and

•	for any persons owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of our capital stock or of any of our subsidiaries, the per share exercise price shall be not less than 110% of the fair market value of the shares of our common stock on the grant date. The fair market value of a share of our common stock as of a given date will be determined in good faith by the board of directors or compensation committee when so empowered.
      Expiration of Stock Options. The term of an option is set by the board of directors, or the compensation committee when so empowered, subject to the following conditions: (1) no option term shall be longer than ten years from the date of grant; and (2) the option term for an ISO granted to a person owning more than 10% of the total combined voting power of all classes of our capital stock shall not exceed five years from the date of grant. Upon termination of an outstanding option holder’s services with us, the holder may exercise his or her options within the period of time specified in the option grant, to the extent that the options were vested at the time of termination. Options granted under the 2005 Incentive Award Plan must be exercised within one year if the holder’s services are terminated due to death or disability, or by the date of expiration of the option as set forth in the option or employment agreement, whichever is earlier.
      Other Equity Awards. In addition to stock options, the board of directors, or compensation committee, when so empowered, may also grant to certain employees, consultants and directors stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards, or other stock-based awards, with such terms and conditions as the board of directors (or, if applicable, the compensation committee) may, subject to the terms of the 2005 Incentive Award Plan, establish. Under the 2005 Incentive Award Plan, performance-based stock awards are intended to comply with the requirements of Section 162(m) of the Code and its underlying regulations, in order to allow these awards, when payable, to be fully tax deductible by us.
      Adjustments of Awards. If the compensation committee determines that a stock dividend, stock split, combination, merger, consolidation, spin-off, recapitalization or other change in our capitalization affects our common stock in a manner that causes dilution or enlargement of benefits or potential benefits under the 2005

Incentive Award Plan, then the board of directors or compensation committee, as applicable, may appropriately and equitably adjust:

•	the aggregate number of, and kind of, shares of our common stock subject to the 2005 Incentive Award Plan;

•	the number of, and kind of, shares of our common stock subject to the outstanding awards;

•	the price per share of our common stock upon exercise of outstanding options; and

•	the terms and conditions of any outstanding awards, including the financial or other performance targets specified in each option agreement for determining the exercisability of options.
      Change in Control. In connection with any change in control (as defined in the 2005 Incentive Award Plan), except as may otherwise be provided in any applicable award or employment agreement, unless awards granted pursuant to the 2005 Incentive Award Plan are converted, assumed or replaced by the successor entity, the awards will automatically become fully vested and exercisable and all forfeiture restrictions with respect to such awards shall lapse prior to the consummation of the change in control. In addition, with respect to any awards, in connection with any change in control (or other unusual or nonrecurring transaction affecting us or our consolidated financial statements), the board of directors or compensation committee, as applicable, in its sole discretion, may:

•	provide for the termination of any award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of such change in control or other transaction;

•	purchase any outstanding awards for a cash amount or replace outstanding awards with other rights or property;

•	provide that after the occurrence of the transaction, the award cannot vest, be exercised or become payable;

•	provide that only for a specified period of time after such transaction, an award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the 2005 Incentive Award Plan or the applicable award agreement; or

•	provide that each outstanding option shall be assumed or substituted for an equivalent award, right or property by any successor corporation.
      Any such action may be effectuated by the board of directors or compensation committee either by the terms of the applicable award agreement or by action of the board of directors or compensation committee taken prior to the change in control.
      Amendment and Termination. The board of directors, or the compensation committee when so empowered, is generally authorized to adopt, amend and rescind rules relating to the administration of the 2005 Incentive Award Plan, and to amend, suspend and terminate the 2005 Incentive Award Plan. We have attempted to structure the 2005 Incentive Award Plan in a manner such that remuneration attributable to stock options and other awards will not be subject to the deduction limitation contained in Section 162(m) of the Code. However, we must generally obtain approval of our stockholders: (i) to increase the number of shares of our common stock that may be issued under the 2005 Incentive Award Plan; (ii) to extend the limit on the period during which options may be granted; or (iii) to the extent required by applicable law, rule or regulation (including any applicable NASD rule).

Employee Stock Purchase Plan
      Purpose. In May 2005, our board of directors adopted, and our stockholders approved, our Employee Stock Purchase Plan (the “ESPP”). The purpose of the ESPP is to assist our employees in purchasing shares of common stock from us at a discounted purchase price.

      Duration and Eligibility. The ESPP will become effective on the date on which we file a registration statement on Form S-8 with respect to the ESPP. The first offering period shall be the later of January 1, 2006 or the first day of the second calendar month following the calendar month in which the effective date occurs. The ESPP shall terminate ten years after the date on which the stockholders initially approve the ESPP or such earlier date as determined by our board of directors. An employee must work at least 20 hours per week and be employed customarily by us for at least five months in a calendar year in order to participate. Those employees that complete their first five months of employment at a date later than the effective date of the ESPP will be eligible to enroll in the ESPP at the beginning of the next option period.
      Administration. The ESPP is administered by our compensation committee, although our compensation committee may delegate administration to one or more of our officers.
      Stock Subject to the Employee Stock Purchase Plan. Shares of common stock delivered under the ESPP will be authorized but unissued shares or reacquired shares. The total number of shares of common stock reserved and available for distribution under the ESPP is 1,500,000. No fees, commissions or other charges will be payable by a plan participant in connection with the purchase of the shares from us in accordance with the ESPP.
      Price. For employees eligible to participate on the first date of an offering period, the purchase price of shares of common stock under the ESPP will be 85% of the fair market value of the shares on the date of purchase.
      Method of Payment. Shares of common stock purchased under the ESPP will be paid for by payroll deductions in an amount designated by the employee, but not exceeding 20% of the employee’s total compensation (consisting of base salary, bonuses, overtime and commissions). The amounts so deducted will be paid to us and the number of shares of common stock purchased by each participating employee will be credited to an account established for the employee.
      Termination. An employee’s participation in the ESPP and purchases of common stock thereunder will terminate, and no additional purchases of common stock under the ESPP will be made on behalf of such employee, as follows:

•	upon the effective date of the employee’s written notice electing to cease payroll deductions and withdraw from the ESPP delivered to the compensation committee;

•	immediately upon an employee’s withdrawal from the ESPP or termination of employment; or

•	upon the termination of the ESPP by our board of directors.
      Upon the termination of an employee’s employment or the termination of the ESPP all amounts held in an employee’s account (less amounts previously used to purchase shares of common stock on behalf of the participant) will be refunded to the employee, without interest.
      Issuance of Common Stock; Resale Restrictions. Each employee will have rights as a stockholder with respect to any shares purchased under the ESPP as of the date such shares are credited to the employee’s account. At any time after such shares are credited to an employee’s account, the participating employee may direct the future handling of the shares (including their sale or transfer). No special restrictions on resale will be applicable to shares of common stock acquired under the ESPP, other than securities laws and regulations of general application, including those relating to insider trading and short-swing profit.
      Taxation. Our obligation to deliver shares of common stock under the ESPP, in whole or in part, will be subject to each participating employee’s satisfaction of any and all applicable federal, state and local income and employment tax withholding obligations.
      Non-Transferability. A participating employee or former employee or the legal representative of such employee or former employee, may not assign or transfer, except by the laws of descent and distribution, any option, election to purchase shares of common stock, funds in an account or any other interest under the ESPP or under any account, nor may any other voluntary or involuntary sale, pledge, anticipation, alienation, encumbrance, garnishment or attachment, be made or be recognized. During a participating employee’s lifetime, the right to make purchases under the ESPP may be exercised only by such employee.
      Amendment, Modification or Termination. We may amend, suspend or terminate the ESPP at any time, in our sole discretion, provided that the ESPP may not be amended to increase the maximum number of shares of common stock subject to the ESPP or change the designation or class of employees eligible to participate under the ESPP without approval of our stockholders within twelve months before or after any such amendment is made by the board of directors.

Stock Ownership and Retention Program
      In May 2005, our board of directors adopted a Stock Ownership and Retention Program. Under the Stock Ownership and Retention Program, if an officer or a non-employee director has not attained the minimum equity interest requirements described below, his or her ability to sell shares of common stock received upon the exercise of options is limited, without the compensation committee’s prior permission. Executive officers must agree to participate in the Stock Ownership and Retention Program to be eligible to receive options or stock awards. All of our current executive officers have agreed to participate in the Stock Ownership and Retention Program.
      Each officer and non-employee director must attain the minimum equity interest requirement for that individual by the fifth anniversary of the later of the completion of this offering or the date that such individual commenced services to us as an employee or director, as applicable. Until the officer or non-employee director achieves the minimum equity interest requirement specified under the Stock Ownership and Retention Program, the executive or non-employee director must retain at least 25% of all shares of common stock acquired upon exercise of vested options (net of shares used to pay for the exercise price and taxes resulting from such exercise). The minimum equity interest requirement provides that the combined value of the common stock and restricted stock held by the officer or non-employee director, each valued at the then-current market price of our common stock, must be equal to or greater than a designated multiple of the officer’s annual base salary or the non-employee director’s annual retainer. The multiples are six times for our President or Chief Executive Officer, two times for each Senior Vice President of us or our subsidiaries, two times for each President or Chief Executive Officer of any of our subsidiaries, and four times for each non-employee director. Once the officer or non-employee director has achieved the minimum equity interest requirement, and for so long as the officer or non-employee director maintains that level of investment, the officer or non-employee director may sell any stock acquired upon exercise of vested options.

Senior Executive Incentive Bonus Plan
      In May 2005, our board of directors adopted, and our stockholders approved, our Senior Executive Incentive Bonus Plan. The Senior Executive Incentive Bonus Plan is a performance-based incentive bonus plan under which our designated key executives, including our executive officers, are eligible to receive bonus payments with respect to a specified period (for example, our fiscal year). Bonuses are payable under the Senior Executive Incentive Bonus Plan upon the attainment of pre-established performance goals. Such performance goals may relate to one or more corporate business criteria with respect to us or any of our subsidiaries, including but not limited to: net income (loss) (either before or after interest, taxes, depreciation and/or amortization), sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, without limitation, operating cash flow and free cash flow), return on capital, return on assets (including, without limitation, return on net assets), return on stockholders’ equity, economic value added, stockholder returns, return on sales, gross or net profit margin, productivity, expenses, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share, price per share of equity securities, market share and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease, or as compared to results of a peer group.
      The Senior Executive Incentive Bonus Plan is intended to provide an incentive for superior work and to motivate covered key executives toward even higher achievement and business results, to tie their goals and interests to those of ours and our stockholders and to enable us to attract and retain highly qualified executives. The Senior Executive Incentive Bonus Plan will be administered by the compensation committee. The compensation committee will select the participants in the Senior Executive Incentive Bonus Plan and the performance goals to be utilized with respect to the participants, establish the bonus formulas for of each participant’s annual bonus, and certify whether the performance goals have been met with respect to a given performance period. We may amend or terminate the Senior Executive Incentive Bonus Plan at any time in our sole discretion. Any amendments to the Senior Executive Incentive Bonus Plan will require stockholder approval only to the extent required by applicable law, rule or regulation.
Employees’ Deferred Compensation Plan
      In May 2005, our board of directors adopted our Employees’ Deferred Compensation Plan. The Employees’ Deferred Compensation Plan is a non-qualified retirement plan. The Employees’ Deferred Compensation Plan allows a select group of our management or highly compensated employees to elect to defer certain bonuses that would otherwise be payable to the employee. Amounts deferred under the Employees’ Deferred Compensation Plan are general liabilities of DealerTrack and are represented by bookkeeping accounts maintained on behalf of the participants. Such accounts are deemed to be invested in share units that track the value of our common stock. Distributions will generally be made to a participant following the participant’s termination of employment or other separation from service, following a change of control if so elected, or over a fixed period of time elected by the participant prior to the deferral. Distributions will generally be made in the form of shares of our common stock. Our Employees’ Deferred Compensation Plan is intended to comply with Section 409A of the Code.
401(k) Plan
      In January 2001, DealerTrack, Inc. implemented a 401(k) Plan covering certain employees. The 401(k) Plan has been amended several times, including to provide for the coverage of employees from companies that we have acquired. Currently, there is an up to one month waiting period for our employees over the age of 18 to participate in the 401(k) plan. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 20% of their base salary and commissions or the prescribed annual limit ($14,000 in 2005) and contribute these amounts to the 401(k) Plan. We currently make contributions to the 401(k) Plan on behalf of eligible employees. Currently, we may make a matching contribution equal to a percentage of an eligible employee’s elective deferral contributions. Under our 401(k) Plan we may also make an additional matching contribution after the end of the plan year for all eligible employees and a qualified nonelective contribution each plan year. The maximum match for any employee in 2005 will be $5,250. Employees become 20% vested in our matching contributions after two years of service, and increase their vested percentages by an additional 20% for each year of additional service for the next two years and then after five years of service become fully vested. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees or by us to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the 401(k) Plan employee salary deferrals in selected investment options. During the year ended December 31, 2002, 2003 and 2004, we contributed approximately $0.2 million, $0.2 million and $0.3 million, respectively, to the 401(k) Plan.
Limitation of Liability and Indemnification of Officers and Directors
      Our fifth amended and restated certificate of incorporation that will be in effect upon completion of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Except to the extent such exemption from liability is not permitted under the Delaware General Corporation Law, our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.
      Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
      In addition, our by-laws provide that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.
      In addition to the indemnification provided for in our amended and restated by-laws, we have entered into separate indemnification agreements with each of our directors and executive officers which are broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request, and require us to obtain directors’ and officers’ insurance if available on reasonable terms. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
      At present, there is no pending litigation or proceeding, involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.
      We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of a defense, settlement or payment of a judgment in some circumstances.
Rule 10b5-1 Trading Plans
      Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession or aware of material, nonpublic information relating to DealerTrack.

RELATED PARTY TRANSACTIONS
      Set forth in this section is information concerning transactions with our related parties and with our promoters. Our related parties include our directors, executive officers and holders of more than five percent of the outstanding shares of our voting securities. Our promoters, who may also be referred to as our founders or organizers, are ACF Investment Corp., an affiliate of AmeriCredit Financial Services, Inc., J.P. Morgan Partners (23A SBIC), LLC (“J.P. Morgan Partners”), an affiliate of JPMorgan Chase & Co., whose affiliate J.P. Morgan Securities Inc., is an underwriter in this offering, and Wells Fargo Small Business Investment Company, Inc. (“Wells Fargo SBIC”), an affiliate of Wells Fargo & Company.
Five Percent Stockholders and Promoters

Overview
      After giving effect to this offering, affiliates of nine of our financing source customers will each own more than five percent of the outstanding shares of our common stock. Such financing source customers and affiliates are:

•	AmeriCredit Financial Services, Inc., which owns shares of our common stock through its affiliate ACF Investment Corp.;

•	Capital One Auto Finance, Inc. which owns shares of our common stock in its own name and Onyx Acceptance Corporation, which owns shares of our common stock in through its affiliate Capital One Auto Finance, Inc.;

•	JPMorgan Chase Bank, N.A., which does business through Chase Auto Finance as three financing sources, Chase Custom Finance (previously Bank One, N.A.), Chase Prime and Subaru Motor Finance, owns shares of our common stock through its affiliate J.P. Morgan Partners;

•	Wells Fargo & Company, which owns shares of our common stock through its affiliates Wells Fargo Financial, Inc. and Wells Fargo Small Business Investment Company, Inc., and Wells Fargo Financial, Inc., which owns shares of our common stock in its own name; and

•	WFS Financial, Inc., which owns shares of our common stock through its affiliate WFS Web Investments.
      Immediately prior to the completion of this offering, affiliates of these financing sources in the aggregate will beneficially own 62.0% of our capital stock. Immediately after the completion of this offering and the automatic conversion of our outstanding shares of preferred stock, we expect that such affiliates in the aggregate will beneficially own           % (          % if the underwriters over-allotment option is exercised in full) of our common stock. See “Principal and Selling Stockholders.”
Transactions with Five Percent Stockholders that Have Financing Source Affiliates
      We have entered into agreements with each of the automotive financing source affiliates of our 5% stockholders. Each has agreed to subscribe to and use our network to receive credit application data and transmit credit decisions electronically. Each agreement sets forth the responsibilities of each party with respect to the development of the interface between our computer system and the financing source customers’ credit processing system and the terms and conditions governing our operation of and each financing source customers’ subscription to and use of our system.
      Under these agreements, the automotive financing source affiliates of our stockholders have “most favored nation” status, granting each of them the right to no less favorable pricing terms for our products and services than those granted by us to other financing sources, subject to limited exceptions. The agreements of the automotive financing source affiliates of our stockholders also restrict our ability to terminate such agreements.

ACF Investment Corp.
      Acquisition of Securities. In February 2001, ACF Investment Corp. purchased 1,118,750 shares of DealerTrack, Inc. series B preferred stock at a price of $8.00 per share, for aggregate proceeds of approximately $9.0 million. In July 2001, ACF Investment Corp. purchased a convertible promissory note in an aggregate principal amount of $5.0 million from DealerTrack, Inc. The note bore interest at 8.00% per annum, compounded annually. In connection with our reorganization in August 2001, ACF Investment Corp. received 1,118,750 shares of our series B preferred stock in exchange the 1,118,750 shares of its DealerTrack, Inc. series B preferred stock it then held. In December 2001, ACF Investment Corp. received 1,347,051 shares of our series C preferred stock upon the automatic conversion of its outstanding DealerTrack, Inc. convertible promissory note, of which an aggregate of approximately $5.2 million in principal and accrued interest were due on such date.
      Current Equity Ownership. ACF Investment Corp. will own an aggregate of                      shares, or           %, of our common stock immediately after this offering. See “Principal and Selling Stockholders.”
      Financing Source Customer. AmeriCredit Financial Services, Inc., an affiliate of ACF Investment Corp., is one of our financing source customers. For the year ended December 31, 2002, $3.4 million (28.6% of our total revenue), for the year ended December 31, 2003, $3.6 million (9.2% of our total revenue), for the year ended December 31, 2004, $4.3 million (6.2% of our total revenue) and for the three months ended March 31, 2005, $1.3 million (5.6% of our total revenue) were generated by AmeriCredit Financial Services, Inc.
      Director. Daniel E. Berce, President of AmeriCredit Corp., an affiliate of ACF Investment Corp., has served as our director since October 2004 and Michael R. Barrington, a former President and Chief Executive Officer of AmeriCredit Corp., served as our director from August 2001 to October 2004 pursuant to our stockholders’ agreement. After the completion of this offering, ACF Investment Corp. will no longer have the right to appoint a director to our board of directors. Neither Mr. Barrington nor Mr. Berce has received any compensation from us in connection with his service as a director other than the reimbursement of incurred expenses.

Capital One Auto Finance, Inc.
      Acquisition of Securities. In December 2001, Capital One Auto Finance, Inc. purchased 1,565,665 shares of our series C preferred stock at a price of $3.832 per share, for aggregate proceeds of approximately $6.0 million.
      Current Equity Ownership. Capital One Auto Finance, Inc. will own an aggregate of                      shares, or           %, of our common stock immediately after this offering. See “Principal and Selling Stockholders.”
      Financing Source Customers. Capital One Auto Finance, Inc. and Onyx Acceptance Corporation, an affiliate of Capital One Auto Finance, Inc., are two of our financing source customers. For the year ended December 31, 2002, $1.6 million (13.3% of our total revenue), for the year ended December 31, 2003, $2.1 million (5.6% of our total revenue), for the year ended December 31, 2004, $4.0 million (5.8% of our total revenue) and for the three months ended March 31, 2005, $1.6 million (6.7% of our total revenue) were generated by Capital One Auto Finance, Inc. and Onyx Acceptance Corporation, while it has been an affiliate of Capital One Auto Finance, Inc.
      Director. David R. Lawson, President and Chief Executive Officer of Capital One Auto Finance, Inc., served as our director from December 2001 to May 2005 pursuant to our stockholders’ agreement. After the completion of this offering, Capital One Auto Finance, Inc. will no longer have the right to appoint a director to our board of directors. Mr. Lawson has not received any compensation from us in connection with his service as a director other than the reimbursement of incurred expenses.

J.P. Morgan Partners
      Acquisition of Securities. In April 2000, ALG.com LLC was formed by J.P. Morgan Partners and Automotive Lease Guide (alg), LLC, with each becoming a member with a 50% LLC interest. In June 2001, 25,000,000 shares of webalg, inc.’s series A preferred stock were issued to J.P. Morgan Partners in exchange for its 50% LLC interest in ALG.com LLC.
      In February 2001, 2,000,000 shares of DealerTrack, Inc. series A preferred stock and 1,250,000 shares of DealerTrack, Inc. series B preferred stock were issued to J.P. Morgan Partners in exchange for contributed property valued at $26.0 million, consisting of intellectual property rights, equipment, software and shares of existing DealerTrack, Inc. common stock.
      In June and July 2001, J.P. Morgan Partners purchased a total of three convertible promissory notes in an aggregate principal amount of $1.0 million from webalg, inc. The notes bore interest at 8.00% per annum, compounded annually.
      In connection with our reorganization in August 2001, J.P. Morgan Partners received: (i) 624,630 shares of our series B-1 preferred stock in exchange for 25,000,000 shares of webalg, inc. series A preferred stock, (ii) 2,000,000 shares of our series A preferred stock in exchange for 2,000,000 shares of DealerTrack, Inc. series A preferred stock and (iii) 1,250,000 shares of our series B preferred stock in exchange for 1,250,000 shares of DealerTrack, Inc. series B preferred stock.
      In October 2001, J.P. Morgan Partners purchased a convertible promissory note in an aggregate principal amount of $2.0 million from us. The note bore interest at 8.00% per annum, compounded annually.
      In December 2001, J.P. Morgan Partners received 801,870 shares of our series C preferred stock upon the automatic conversion of its outstanding webalg, inc. convertible promissory notes and DealerTrack convertible promissory note, of which an aggregate of approximately $3.1 million in principal and accrued interest were due on such date.
      Current Equity Ownership. J.P. Morgan Partners will own an aggregate of                      shares, or           %, of our common stock immediately after this offering. See “Principal and Selling Stockholders.”
      Financing Source Customers. JPMorgan Chase Bank, N.A., which does business through Chase Auto Finance as three of our financing sources, Chase Custom Finance, Chase Prime and Subaru Motor Finance, is an affiliate of JPMorgan Partners. For the year ended December 31, 2002, $1.6 million (13.7% of our total revenue), for the year ended December 31, 2003, $2.7 million (6.9% of our total revenue), for the year ended December 31, 2004, $3.6 million (5.2% of our total revenue) and for the three months ended March 31, 2005, $1.1 million (4.8% of our total revenue) were generated by Chase Auto Finance. We also provide web interface hosting services for Chase Auto Finance.
      License Agreement. We license certain limited technology from an affiliate of J.P. Morgan Partners under the terms of a royalty-free, perpetual license. The license agreement restricts our ability to use this technology outside of the automotive finance industry.
      Consulting Services. In February 2001, DealerTrack, Inc. entered into an agreement for consulting services with Chase Auto Finance for continued business support. Total fees paid for consulting services under this agreement for the year ended December 31, 2004 were approximately $0.2 million.
      Banking and Insurance. Since February 2001, JPMorgan Chase Bank, N.A. (successor by merger to Bank One, N.A.) has provided us with commercial banking and investment management services and from February 2001 through March 2005, JPMorgan Chase Bank, N.A. provided us with insurance-related products and services.
      Director. Carty Y.K. Chock, a principal of J.P. Morgan Partners, an affiliate of JPMorgan, served as our director from February 2001 to May 2005 and Norman Buchan, President of Chase Auto Finance, an affiliate of JPMorgan, until March 2005, served as our director from February 2001 to March 2005 pursuant to our stockholders’ agreement. Neither of these directors received any compensation from us in connection with his service as a director other than the reimbursement of incurred expenses. After the completion of this offering, J.P. Morgan Partners will no longer have the right to appoint a director to our board of directors.
      Underwriting and Credit Facilities. J.P. Morgan Securities, Inc., an affiliate of J.P. Morgan Partners, is one of the underwriters of this offering. In addition, JPMorgan Chase Bank, N.A. is the administrative agent and letter of credit issuing bank and a lender under our credit facilities.

Wells Fargo Small Business Investment Company, Inc. and Wells Fargo Financial, Inc.
      Acquisition of Securities. In February 2001, Wells Fargo SBIC purchased 1,250,000 shares of DealerTrack, Inc. series B preferred stock at a price of $8.00 per share, for aggregate proceeds of $10.0 million. In connection with our reorganization in August 2001, Wells Fargo SBIC received 1,250,000 shares of our series B preferred stock in exchange for its 1,250,000 shares of DealerTrack, Inc. series B preferred stock.
      In December 2001, Wells Fargo Financial, Inc. purchased 391,416 shares of our series C preferred stock at a price of $3.832 per share, for aggregate proceeds of $1.5 million.
      Current Equity Ownership. Wells Fargo & Company and its affiliates will own an aggregate of                      shares, or           %, of our common stock immediately after this offering. See “Principal and Selling Stockholders.”
      Financing Source Customers. Wells Fargo & Company and Wells Fargo Financial, Inc., are both financing source customers of ours. Wells Fargo & Company, Wells Fargo Financial, Inc. and Wells Fargo SBIC are affiliates of each other. For the year ended December 31, 2002, $0.8 million (6.8% of our total revenue), for the year ended December 31, 2003, $3.2 million (8.2% of our total revenue), for the year ended December 31, 2004, $4.3 million (6.2% of our total revenue) and for the three months ended March 31, 2005, $1.3 million (5.4% of our total revenue) were generated by Wells Fargo & Company and Wells Fargo Financial, Inc. We also provide web interface hosting services for Wells Fargo & Company.
      Director. Louis M. Cosso, the Auto Finance group head of the Diversified Product Group of Wells Fargo & Company, served as our director from March 2003 to May 2005 and Richard T. Schliesmann, the former head of the Diversified Financial Group of the Business Banking and Consumer Lending Group of Wells Fargo & Company, was a director between August 2001 and March 2002, each pursuant to our stockholders’ agreement. Neither of these directors has received any compensation from us in connection with his service as a director other than the reimbursement of incurred expenses. After the completion of this offering, Wells Fargo SBIC will no longer have the right to appoint a director to our board of directors.

WFS Web Investments
      Acquisition of Securities. In December 2001, WFS Web Investments purchased 1,565,665 shares of our series C preferred stock at a price of $3.832 per share, for aggregate proceeds of approximately $6.0 million.
      Current Equity Ownership. WFS Web Investments will own an aggregate of                      shares, or           %, of our common stock immediately after this offering. See “Principal and Selling Stockholders.”
      Financing Source Customer. WFS Financial, Inc, an affiliate of WFS Web Investments, is one of our financing source customers. For the year ended December 31, 2002, $0.9 million (7.6% of our total revenue), for the year ended December 31, 2003, $1.7 million (4.4% of our total revenue), for the year ended December 31, 2004, $1.9 million (2.8% of our total revenue) and for the three months ended March 31, 2005 $0.6 million (2.4% of our total revenue) were generated by WFS Financial, Inc.
      Director. Thomas A. Wolfe, President of WFS Web Investments, served as our director from December 2001 to May 2005 pursuant to our stockholders’ agreement. Mr. Wolfe has not received any compensation from us in connection with his service as a director other than the reimbursement of incurred expenses. After the completion of this offering, WFS Web Investments will no longer have the right to appoint a director to our board of directors.
Transactions with Other Five Percent Stockholders

First American Credit Management Solutions, Inc.
      Acquisition of Securities. In March 2003, we issued an aggregate of (i) 4,449,856 shares of series A-2 preferred stock, of which 4,071,618 shares were issued to First American Credit Management Solutions, Inc. (“CMSI”) and 378,238 shares were issued to ADP, Inc., and (ii) 1,483,285 shares of series C-3 preferred stock, of which 1,357,206 shares were issued to First American Credit Management Solutions, Inc. and 126,079 shares were issued to ADP, Inc., in exchange for 103.4423 and 9.6033 shares of common stock of Credit Online, Inc. held by CMSI and ADP, Inc., respectively, which shares of common stock represented 100% of the outstanding shares of common stock of Credit Online, Inc.
      Current Equity Ownership. CMSI will own an aggregate of                      shares, or           %, of our common stock immediately after this offering. See “Principal and Selling Stockholders.”
      Joint Marketing Agreement. We are a party with First American CREDCO (“CREDCO”), a division of First American Real Estate Solutions, LLC, DealerTrack, Inc. and Credit Online, Inc. to a Joint Marketing Agreement, dated as of March 19, 2003, and amended as of December 1, 2004, under which automotive dealers may use our web-based network to, among other things, electronically access a CREDCO credit report on a prospective customer. We earn revenue from CREDCO on a per transaction basis, each time a report is accessed. The total revenue and accounts receivable from CREDCO as of and for the years ended December 31, 2003 and December 31, 2004, and the three months ended March 31, 2005 were $0.4 million, $0.6 million and $0.2 million, and $0.1 million, $0.2 million and $0.2 million, respectively.
      Under the Joint Marketing Agreement, we have agreed not to compete with CREDCO in the transmission of consumer credit reports to our automobile dealer customers.
      CreditReportPlus Agreement. We are party to an agreement with CreditReportPlus, LLC, an affiliate of CMSI, under which our dealer customers will be provided Credit Report Plus as our preferred provider of certain functionality related to credit reports. For the year ended December 31, 2004, there were no revenue or expenses associated with this agreement.
      CMSI Agreements. We are party to agreements with CMSI, an affiliate of First American Corporation, under which CMSI provides us with certain customer support and hosting services. Additionally, we use CMSI’s software product eValuate as a verification tool with respect to data services and contract data. The total amount of expense and accrued expenses to CMSI as of and for the years ended December 31, 2003, December 31, 2004 and the three months ended March 31, 2005 were $2.2 million, $0.8 million and $13,880 and $0.2 million, $0.1 million and $0.1 million, respectively.
      Non-Competition Agreement. As part of our acquisition of Credit Online, Inc. from CMSI, we entered into a non-competition agreement with CMSI and The First American Corporation under which we have agreed not to compete in the single financing source credit origination and/or credit decisioning system business and CMSI has agreed not to compete in the multi-financing source credit application processing business and other related businesses defined in the agreement.
      Director. Howard L. Tischler, President and Chief Executive Officer of CMSI, has been our director since March 2003 pursuant to our stockholders’ agreement. After the completion of this offering, First American Corporation will no longer have the right to appoint a director to our board of directors. Mr. Tischler received 40,000 stock options and 3,500 shares of restricted common stock from us on May 26, 2005, pursuant to our 2005 Incentive Award Plan. Prior to May 26, 2005, Mr. Tischler had not received any compensation from us in connection with his service as a director other than the reimbursement of incurred expenses.

GRP II, L.P., GRP II Investors, L.P. and GRP II Partners, L.P.
      Acquisition of Securities. In April 2002, we issued 2,119,851 shares of series C-1 preferred stock, at a purchase price of approximately $3.54 per share for aggregate proceeds of $7,500,000, to GRP II, L.P., GRP II Partners, L.P. and GRP II Investors, L.P.
      Current Equity Ownership. GRP II, L.P., GRP II Investors, L.P. and GRP II Partners, L.P. will own an aggregate of                      shares, or           %, of our common stock immediately after this offering. See “Principal and Selling Stockholders.”
      Director. Steven J. Dietz, a Vice President of GRP Management Services, Inc., an affiliate of GRP II, L.P., GRP II Investors, L.P. and GRP II Partners, L.P., has been our director since April 2002 pursuant to our stockholders’ agreement. After the completion of this offering, GRP II, L.P., GRP II Investors, L.P. and GRP II Partners, L.P., collectively, will no longer have the right to appoint a director to our board of directors. Mr. Dietz received 40,000 stock options and 3,500 shares of restricted common stock from us on May 26, 2005, pursuant to our 2005 Incentive Award Plan. Prior to May 26, 2005, Mr. Dietz had not received any compensation from us in connection with his service as a director other than the reimbursement of incurred expenses.
Transactions with Management
      In December 2002, we issued an aggregate of 139,924 shares of series C-2 preferred stock, of which 33,921 shares were issued to Mark F. O’Neil, our Chairman of the Board, President and Chief Executive Officer, 7,067 shares were issued to Robert J. Cox III, our Senior Vice President, Chief Financial Officer and Treasurer, 70,669 shares were issued to Mary Cirillo-Goldberg, a director, and 28,267 shares were issued to Janet Clarke, a former Vice President of DealerTrack, Inc., at a purchase price of approximately $3.54 per share, for aggregate proceeds of $495,000 in cash and incurred issuance costs related to the offering of $10,334.
Stockholders’ Agreement
      We are party with all of our stockholders and subsidiaries to a fourth amended and restated stockholders’ agreement, dated as of March 19, 2003, and further amended as of May 26, 2005. The stockholders’ agreement currently provides:

•	that our board of directors will contain no fewer than three members and no more than eleven members, with two members designated by J.P. Morgan Partners, one member designated by Wells Fargo SBIC, one member designated by Capital One Auto Finance, Inc., one member designated by WFS Web Investments, one member designated by ACF Investment Corp., one member designated by The First American Corporation, one member collectively designated by GRP II, L.P., GRP II Partners, L.P. and GRP II Investors, L.P., one member who shall be our chief executive officer, and two members who are not officers of DealerTrack to be designated by ACF Investment Corp., J.P. Morgan Partners and Wells Fargo SBIC, subject to certain veto rights by other stockholders;

•	for restrictions on the stockholder parties’ transferability of our capital stock;

•	rights to compel management stockholders, upon their death or termination of employment with us, to sell shares of our capital stock held by such management stockholders, exercisable first by us, then by certain investor parties to the stockholders’ agreement as designated by us;

•	rights of first refusal with respect to certain proposed sales by the stockholder parties of our capital stock, exercisable first by us, then by certain stockholder parties to the stockholders’ agreement;

•	rights of co-sale with respect to certain proposed sales by preferred stockholder parties of our capital stock, exercisable by certain stockholder parties to the stockholders’ agreement;

•	preemptive rights with respect to issuances, sales or exchanges of certain securities (but excluding, among other things, the shares issued in this offering) by us, exercisable by certain stockholder parties to the stockholders’ agreement; and

•	put rights requiring us and/or certain stockholder parties to the stockholders’ agreement to purchase all of our capital stock held by certain other stockholder parties to the stockholders’ agreement.
      The stockholders’ agreement will terminate immediately prior to the completion of this offering.
Registration Rights
      Upon the completion of this offering, holders of an aggregate of approximately                      shares of our common stock (or approximately                      shares if the underwriters’ exercise their over-allotment option in full), will have the right to require us to register their shares under the Securities Act. These rights are provided under the terms of a registration rights agreement between us and these holders. See “Description of Capital Stock — Registration Rights.”

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth information regarding beneficial ownership of our common stock as of May 31, 2005 and as adjusted to reflect the sale of the shares of common stock in this offering (assuming no exercise of the underwriters’ over-allotment option) by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our named executive officers and directors;

•	all directors and executive officers as a group; and

•	each of the selling stockholders, which consists of the individuals and entities shown as having shares being offered in this offering.
      The percentage of ownership indicated before this offering is based on 27,155,825 shares of common stock outstanding on May 31, 2005, which assumes the automatic conversion of all outstanding shares of redeemable convertible participating preferred stock. The percentage of ownership indicated after this offering is based on                      shares, including the shares offered by this prospectus.
      Information with respect to beneficial ownership has been furnished by each director, executive officer, beneficial owner of more than 5% of our common stock or selling stockholder. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership for that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after May 31, 2005 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing the percentage ownership for any other person.
      The address for those individuals for whom an address is not otherwise indicated is c/o DealerTrack Holdings, Inc., 1111 Marcus Avenue, Suite M04, Lake Success, New York 11042.

	Shares Beneficially				Shares Beneficially
	Owned Before Offering			Number of	Owned After Offering
				Shares Being
Name and Address of Beneficial Owner	Number		Percent	Offered	Number	Percent

More than 5% Stockholders:
JPMorgan Chase & Co. and related entities	7,223,065	(1)	26.6
1221 Avenue of the Americas
39th Floor
New York, New York 10020-1080
The First American Corporation and related entities	5,428,824	(2)	20.0
1 First American Way
Santa Ana, California 92707
AmeriCredit Corp. and related entities	3,402,813	(3)	12.5
801 Cherry Street, Suite 3900
Fort Worth, Texas 76102
Wells Fargo & Company and related entities	2,498,373	(4)	9.2
420 Montgomery Street
San Francisco, California 94104
GRP II, L.P. and related entities	2,237,399	(5)	8.2
2121 Avenue of the Stars
Suite 1630
Los Angeles, California 90067

	Shares Beneficially				Shares Beneficially
	Owned Before Offering			Number of	Owned After Offering
				Shares Being
Name and Address of Beneficial Owner	Number		Percent	Offered	Number	Percent

Capital One Auto Finance, Inc. and related entities	1,832,756	(6)	6.8
8000 Jones Branch Drive
19055-0300
McLean, Virginia 22102
WFS Financial, Inc. and related entities	1,832,756	(7)	6.8
23 Pasteur
Irvine, California 92618
Other Selling Stockholders:
DJR US, LLC (formerly known as Automotive Lease Guide (alg), LLC)	1,296,668		4.8
4187 Cresta Avenue
Santa Barbara, California 93110
Directors and Executive Officers:
Mark F. O’Neil	724,503	(5)(8)	2.6
Robert J. Cox III	85,052	(9)	*
Charles J. Giglia	82,458	(10)	*
Eric D. Jacobs	73,984	(11)	*
Vincent Passione	157,498	(12)	*
Mary Cirillo-Goldberg	90,837	(13)	*
Daniel E. Berce	—	(3)	—
Steven J. Dietz	3,500	(5)(14)	*
Thomas R. Gibson	—		—
James David Power III	19,750	(15)	*
Howard L. Tischler	3,500	(2)(16)	*
All directors and executive officers as a group (11 persons)	1,241,082		4.5

*	indicates less than 1%

(1)	Consists of 7,223,065 shares of common stock issuable upon the automatic conversion of preferred stock upon the completion of this offering held by J.P. Morgan Partners. The sole member of J.P. Morgan Partners is JP Morgan SBIC Holdings, LLC (“JPM-Holdings”), the sole member of which is J.P. Morgan Capital, L.P. (“JPM-Capital”), the general partner of which is J.P. Morgan Capital Management Company, L.P. (“JPM-Management LP”), the general partner of which is J.P. Morgan Capital Management Company, L.L.C. (“JPM-Management LLC”). JPMP Capital Corp. (“JPMP Capital”) is a wholly-owned subsidiary of JPMorgan Chase & Co. (“JPMC”). Each of JPM-Holdings, JPM-Capital, JPM-Management LP, JPM-Management LLC, JPMP Capital and JPMC may be deemed beneficial owners of the shares held by JPM-SBIC, however, each disclaims beneficial ownership except to the extent of its pecuniary interest.

J.P. Morgan Partners will enter into a voting trust agreement at the closing of this offering with an independent, unaffiliated trust company, pursuant to which J.P. Morgan Partners will deposit most of its shares of our common stock into a voting trust. Generally, the voting trustee will vote such shares on a pro rata basis proportionate to all other votes actually cast. Under the voting trust agreement, J.P. Morgan Partners (i) may dispose or direct the disposition of its shares to certain eligible transferees (generally, non-affiliates of JPMC) and (ii) has the right to receive all dividends and distributions paid on its shares, except any such dividends and distributions paid or made in the form of shares of our common stock, which shall be held by the voting trustee under the voting trust.

(2)	Consists of 5,428,824 shares of common stock issuable upon the automatic conversion of preferred stock upon the completion of this offering held by CMSI, a wholly-owned subsidiary of First American Real Estate Solutions LLC (“First American Real Estate”). The members of First American Real Estate are First American Real Estate Information Services, Inc., First American Appraisal Services, Inc., First American Appraisal Consulting Services, Inc., First American Credco, Inc., First American Field Services, Inc., First American Flood Data Services, Inc., First American Property Services, Inc., First American Real Estate Tax Service, Inc., Pasco Enterprises, Inc., Prime Credit Reports, Inc., Property Financial Services of New England, Inc., Docs Acquisition Corp., Strategic Mortgage Services, Inc. (Texas) and Experian Information Solutions, Inc. Each of the members of First American Real Estate may be deemed beneficial owners of the shares held by CMSI, however, each disclaims beneficial ownership except to the extent of its pecuniary interest. Mr. Howard L. Tischler is President and Chief Executive Officer of CMSI. Mr. Tischler disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. First Advantage Corporation (“First Advantage”) has entered into a definitive agreement to purchase the companies and assets comprising the credit information segment of The First American Corporation, pursuant to which The First American Corporation will transfer all of its shares in CMSI, our stockholder, to First Advantage, if certain conditions are met.

(3)	Consists of 3,402,813 shares of common stock issuable upon the automatic conversion of preferred stock upon the completion of this offering held by ACF Investment Corp. (“ACF”). ACF is a wholly-owned subsidiary of AmeriCredit Corp. Mr. Daniel E. Berce is President and a director of Americredit Corp. Mr. Berce disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.

(4)	Consists of (i) 2,040,185 shares of common stock issuable upon the automatic conversion of preferred stock upon the completion of this offering held by Wells Fargo SBIC and (ii) 458,188 shares of common stock issuable upon the automatic conversion of preferred stock upon the completion of this offering held by Wells Fargo Financial, Inc. (“Wells Fargo Financial”). Wells Fargo Financial and Wells Fargo SBIC are each indirect subsidiaries of Wells Fargo & Company.

(5)	Consists of (i) 2,039,915 shares of common stock issuable upon the automatic conversion of preferred stock upon the completion of this offering held by GRP II, L.P. (“GRP II”), (ii) 145,582 shares of common stock issuable upon the automatic conversion of preferred stock upon the completion of this offering held by GRP II Investors, L.P. (“GRP II Investors”) and (iii) 51,902 shares of common stock issuable upon the automatic conversion of preferred stock upon the completion of this offering held by GRP II Partners, L.P. (“GRP II Partners”). GRPVC, L.P. (“GRPVC”) is the general partner of each of GRP II and GRP II Partners and GRP Management Services Corp. (“GRP Management Services”) is the general partner of GRPVC. Merchant Capital, Inc. is the general partner of GRP II Investors and is in turn an indirect wholly-owned subsidiary of Credit Suisse/ First Boston, Inc. Mr. Dietz is Vice President of GRP Management Services. Mr. Dietz disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares. Monique O’Neil, the wife of our Chairman of the Board, President and CEO, Mr. O’Neil, is a limited partner of GRP II Partners. Through this partnership interest, she has an indirect economic interest in approximately 1,164 shares of our common stock.

(6)	Consists of 1,832,756 shares of common stock issuable upon the automatic conversion of preferred stock upon the completion of this offering held by Capital One Auto Finance, Inc.

(7)	Consists of 1,832,756 shares of common stock issuable upon the automatic conversion of preferred stock upon the completion of this offering held by WFS Web Investments, which is a wholly-owned subsidiary of WFS Financial, Inc.

(8)	Includes 435,382 shares which Mr. O’Neil has the right to acquire within 60 days after May 31, 2005 upon the exercise of stock options. Also includes 30,000 shares of restricted common stock which Mr. O’Neil was granted on May 26, 2005. Monique O’Neil, the wife of Mr. O’Neil, is a limited partner of GRP II Partners. Through this partnership interest, she has an indirect economic interest in approximately 1,164 shares of our common stock.

(9)	Includes 59,016 shares which Mr. Cox has the right to acquire within 60 days after May 31, 2005 upon the exercise of stock options. Also includes 10,000 shares of restricted common stock which Mr. Cox was granted on May 26, 2005.

(10)	Includes 77,458 shares which Mr. Giglia has the right to acquire within 60 days after May 31, 2005 upon the exercise of stock options. Also includes 5,000 shares of restricted common stock which Mr. Giglia was granted on May 26, 2005.

(11)	Includes 33,984 shares which Mr. Jacobs has the right to acquire within 60 days after May 31, 2005 upon the exercise of stock options. Also includes 10,000 shares of restricted common stock which Mr. Jacobs was granted on May 26, 2005.

(12)	Includes 63,213 shares which Mr. Passione has the right to acquire within 60 days after May 31, 2005 upon the exercise of stock options. Also includes 15,000 shares of restricted common stock which Mr. Passione was granted on May 26, 2005.

(13)	Includes 16,250 shares which Ms. Cirillo-Goldberg has the right to acquire within 60 days after May 31, 2005 upon the exercise of stock options and 3,500 shares of restricted common stock which Ms. Cirillo-Goldberg was granted on May 26, 2005.

(14)	Includes 3,500 shares of restricted common stock which Mr. Deitz was granted on May 26, 2005.

(15)	Includes 16,250 shares which Mr. Power has the right to acquire within 60 days after May 31, 2005 upon the exercise of stock options and 3,500 shares of restricted common stock which Mr. Power was granted on May 26, 2005.

(16)	Includes 3,500 shares of restricted common stock which Mr. Tischler was granted on May 26, 2005.

DESCRIPTION OF CAPITAL STOCK
General Matters
      Immediately prior to the effectiveness of our fifth amended and restated certificate of incorporation, we had the authority to issue the following total number of shares of capital stock:

•	30,000,000 shares of common stock, of which 670,917 shares were outstanding; and

•	21,185,000 shares of redeemable convertible participating preferred stock, of which 21,003,180 shares were outstanding.
      As of May 31, 2005, we had outstanding options to purchase 3,550,446 shares of common stock at a weighted average exercise price of $5.97 per share under our 2001 Stock Option Plan and our 2005 Incentive Award Plan.
      Upon the completion of this offering, all of the outstanding shares of our redeemable convertible participating preferred stock will automatically convert into a total of 26,397,721 shares of our common stock. Upon effectiveness of our fifth amended and restated certificate of incorporation, our authorized capital stock will consist of:

•	175,000,000 shares of common stock, par value $0.01 per share, and

•	10,000,000 shares of preferred stock, par value $0.01 per share.
      We are selling                      shares of common stock in this offering (                    if the underwriters exercise their over-allotment option in full) and the selling stockholders are selling                      shares of common stock in this offering (                    if the underwriters’ exercise their over-allotment option in full).
      The following summary describes the material provisions of our capital stock. We urge you to read our fifth amended and restated certificate of incorporation and our amended and restated by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part.
      Certain provisions of our fifth amended and restated certificate of incorporation and our amended and restated by-laws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.
Common Stock
      All holders of shares of common stock are entitled to the same rights and privileges. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.
      In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
      Under the terms of our fifth amended and restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval.

Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.
      The purpose of authorizing our board of directors to issue preferred stock and determine the rights and preferences of such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the completion of this offering, there will be no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.
      The following chart reflects the redeemable convertible participating preferred stock prior to its automatic conversion into common stock upon completion of this offering:

	Number of	Liquidation	Designated Preferred
	Shares	Preference	Dividends, If Any
Series of Preferred Stock	Outstanding	(per Share)	(per Share)

A	2,000,000	$8.0000	$1.0921
A-1	624,630	$8.0000	$0.9402
A-2	4,449,856	$10.2400	—
B	3,618,750	$8.0000	$1.0921
B-1	624,630	$8.0000	$0.9402
C	5,942,254	$3.8322	$0.3093
C-1	2,119,851	$3.5380	$0.1962
C-2	139,924	$3.5380	$0.0209
C-3	1,483,285	$10.2400	—
Anti-Takeover Provisions
      Section 203 of the Delaware General Corporation Law. We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
      Classified Board of Directors. Our fifth amended and restated certificate of incorporation divides our board of directors into three classes with staggered three-year terms. In addition, our fifth amended and restated certificate of incorporation and our amended and restated by-laws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% or more of our shares of capital stock present in person or by proxy and entitled to vote. Under our fifth amended and restated certificate of incorporation and amended and restated by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.
      Stockholder Action by Written Consent. Our fifth amended and restated certificate of incorporation and our amended and restated by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may be taken by written action in lieu of a meeting only if previously approved by the board.
      Special Meetings of Stockholders. Our fifth amended and restated certificate of incorporation and our amended and restated by-laws also provide that, except as otherwise required by law, special meetings of the stockholders may only be called by our board of directors.
      Advance Notice Requirements for Stockholder Proposals and Director Nominations. In addition, our amended and restated by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.
      Amendment of Certificate of Incorporation or By-laws. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our amended and restated by-laws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 75% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes which all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our fifth amended and restated certificate of incorporation described in the prior two paragraphs.
Registration Rights
      Upon the completion of this offering, holders of an aggregate of                      shares (or                      shares if the underwriters exercise their over-allotment option in full) of our common stock will have the right to require us to register these shares under the Securities Act under certain circumstances.
      These registration rights are contained in our fourth amended and restated registration rights agreement, dated March 19, 2003, among DealerTrack Holdings, Inc., ACF Investment Corp., ADP, Inc., Capital One Auto Finance, Inc., DJR US, LLC, (formerly known as Automotive Lease Guide (alg), LLC), First American Credit Management Solutions, Inc., GRP II, L.P., GRP II Investors, L.P., GRP II Partners, L.P., J.P. Morgan Partners (23A SBIC), LLC, Wells Fargo Financial, Inc., Wells Fargo Small Business Investment Company, Inc., WFS Web Investments, Janet Clarke, Robert J. Cox III, Mary Cirillo-Goldberg and Mark F. O’Neil which provides for:

•	an unlimited number of piggyback registrations pursuant to which we are required to register sales of a holder’s shares under the Securities Act when we undertake a public offering either on our own behalf or on behalf of another stockholder, subject to the discretion of the managing underwriter of the offering to decrease the amount that holders may register, with priority given, in the case of a public offering undertaken on our own behalf, first to the shares to be sold by us, then to shares to be sold by the holders exercising these piggyback registration rights, and then to all other shares and, in the case of a public offering on behalf of another stockholder, first to the shares to be sold by such stockholder, then to shares to be sold by us, and then to all other shares,

•	two demand registrations pursuant to which we are required to register sales of a holder’s shares under the Securities Act that would result in aggregate net proceeds of at least $30,000,000, subject to certain rights to delay up to 180 days the filing or effectiveness of any such registration statements; and

•	one registration on Form S-3 (or equivalent short-form registration statement) per year pursuant to which we are required to register sales of a holder’s shares under the Securities Act, subject to the aggregate market value (at the time of a holder’s request) of the shares registered by such holder being no less than $5,000,000.

      Registration of any shares of common stock would result in such shares becoming freely tradeable without restriction under the Securities Act immediately upon effectiveness of such registration.
      Generally, we have agreed to pay all expenses of any registration pursuant to the registration rights agreement, except that underwriters’ discounts and commissions shall be borne pro rata by the parties selling shares pursuant to the applicable registration statement.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is Wachovia Bank, National Association.
The NASDAQ National Market
      We expect our common stock to be quoted on The NASDAQ National Market under the symbol “TRAK.”

SHARES ELIGIBLE FOR FUTURE SALE
      Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options after any restrictions on sale lapse, or the perception that such sales could occur, could adversely affect the market price of our common stock.
      Upon completion of this offering,                      shares of common stock will be outstanding, including the issuance of                      shares of common stock offered by us and assuming no exercise of options outstanding after                     , 2005. All                      shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.
      All of the remaining                      shares of common stock were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Of these shares,                      will be subject to lock-up agreements, described in “Underwriting,” on the date of this prospectus. Upon expiration of the lock-up agreements, these shares will become eligible for sale in the public market pursuant to Rule 144(k), Rule 144 or Rule 701, as described below.

Approximate Number of
Shares Eligible for
Relevant Dates	Future Sale	Comment

On the date of this prospectus		Freely tradeable shares sold in this offering
90 days after the date of this prospectus		Shares not subject to lock-up agreements; shares saleable under Rules 144, 144(k) or 701
180 days after the date of this prospectus		All shares subject to lock-up agreements released; shares saleable under Rules 144, 144(k) or 701
Rule 144
      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering, or

•	the average weekly trading volume of the common stock on The NASDAQ National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
      Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or current public information requirements of Rule 144. Therefore, unless otherwise restricted, shares eligible for resale pursuant to Rule 144(k) may be sold immediately upon the completion of this offering. The Securities Act defines affiliates to be persons that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, DealerTrack Holdings, Inc. These persons typically include our executive officers and directors.
Rule 701
      In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us (or we issue shares to) in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering, without having to comply with the holding period requirements of Rule 144.
      The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement but subject to the manner of sale, notice filing, volume limitation and current public information requirements of Rule 144.
Lock-up Agreements
      The holders of substantially all of our currently outstanding stock have agreed that, subject to certain exceptions described in “Underwriting,” without the prior written consent of J.P. Morgan Securities Inc. and Lehman Brothers Inc. on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus, subject to certain extensions, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.
      The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock-up” restrictions described above will, subject to certain limited exceptions, continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.
      Furthermore, certain stockholders who purchased shares from us upon exercise of stock options have similarly agreed not to sell any of their shares for a period of 180 days after the date of this prospectus.
Registration Rights
      Upon the completion of this offering, the holders of an aggregate of approximately                      shares (or                      shares if the underwriters exercise their over-allotment option in full) of our common stock will have the right to require us to register these shares under the Securities Act under certain circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. For more information regarding these registration rights, see “Description of Capital Stock — Registration Rights.”
Stock Options
      As of May 31, 2005, we had outstanding options to purchase 3,550,446 shares of common stock at a weighted average exercise price of $5.97 per share. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding stock options together with options and other awards issuable pursuant to our ESPP, 2001 Stock Option Plan and 2005 Incentive Award Plan.

DESCRIPTION OF OUR CREDIT FACILITIES
General
      On April 15, 2005, we and DealerTrack, Inc. entered into credit facilities with J.P. Morgan Securities Inc. and Lehman Brothers Inc., as joint book-runners, J.P. Morgan Securities Inc., Lehman Brothers Inc. and Wachovia Securities Inc., as arrangers, JPMorgan Chase Bank, N.A., as administrative agent and letter of credit issuing bank, Lehman Commercial Paper Inc., as syndication agent, and Wachovia Bank, National Association, as documentation agent.
      Our credit facilities consist of a revolving credit facility and a term loan facility. The revolving credit facility is comprised of commitments in a total principal amount of $25.0 million, which facility is available for general corporate purposes (including acquisitions), subject to certain conditions. As of June 30, 2005, the principal amount borrowed under this facility was $18.5 million and we had $6.5 million available for additional borrowings under this revolving credit facility. The term loan facility is comprised of commitments in a total principal amount of $25.0 million, which facility is available for acquisitions only, subject to certain conditions. As of May 31, 2005, the principal amount borrowed under this facility was $25.0 million. The revolving credit facility will mature on April 15, 2008 and the term loan facility will mature on April 15, 2010.
Guarantees
      The obligations under our credit facilities are secured and unconditionally and irrevocably guaranteed jointly and severally by each of our existing and future direct and indirect domestic operating subsidiaries.
Interest Rates and Fees
      Our credit facilities bear interest, at our option, at either:

•	a base rate used by JPMorgan Chase Bank, plus 0.50%; or

•	a eurodollar rate on deposits for one, two, three or six-month periods, plus 1.50%.
      In addition to paying interest on outstanding principal amounts under our revolving credit facility, we are required to pay a commitment fee to the lenders equal to a rate per annum of 0.325% of the unused commitments under our revolving credit facility, which fee is payable quarterly in arrears.
Security Interests
      Borrowings under our credit facilities, the guarantees described above and obligations under certain hedging agreements and cash management agreements are secured by a first priority security interest in:

•	all present and future shares of the capital stock of or other equity interests of each of our present and future subsidiaries; in the case of any foreign subsidiary or permitted excluded domestic non-operating subsidiary, such pledge shall be limited to 66% of the common equity of such subsidiary;

•	substantially all of the present and future personal property and assets of ours, DealerTrack, Inc. and each subsidiary guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, fixtures, bank accounts, general intangibles, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds and cash (subject to certain exceptions set forth in the guarantee and security agreement); and

•	all proceeds and products of the property and assets described in the previous two bullet points.
Mandatory and Optional Repayment
      We are required to make scheduled principal repayments with respect to the term loan facility each quarter, commencing December 31, 2005. Subject to exceptions for reinvestment of proceeds and other exceptions and materiality thresholds, we are required to prepay outstanding loans under the $25.0 million term loan facility with the net proceeds of certain asset dispositions, casualty events, incurrences of certain debt and issuances of certain equity, including up to 25% of the net proceeds to us from this offering.
      We may voluntarily prepay the term loan facility or reduce commitments under the credit facilities, in whole or in part, subject to minimum reduction amounts. If we prepay loans that bear interest at a eurodollar rate for one, two, three or six-month periods, plus 1.50% other than at the end of an applicable interest period, we will be required to reimburse lenders for their redeployment costs.
Covenants
      Our credit facilities contain restrictive covenants that limit our ability and our existing or future subsidiaries’ abilities, among other things, to:

•	access our, or our existing or future subsidiaries’, cash flow and value and, therefore, to pay interest and/or principal on our other indebtedness or to pay dividends on our common stock;

•	incur additional indebtedness;

•	issue preferred stock;

•	pay dividends or make distributions in respect of our, or our existing or future subsidiaries’, capital stock or to make certain other restricted payments or investments;

•	sell assets, including our capital stock;

•	enter into sale and leaseback transactions;

•	agree to payment restrictions;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our or the applicable subsidiary’s assets;

•	enter into transactions with our or the applicable subsidiary’s affiliates;

•	incur liens; and

•	designate any of our, or the applicable subsidiary’s, future subsidiaries as unrestricted subsidiaries.
      In addition, our credit facilities include other and more restrictive covenants and prohibit our subsidiaries from prepaying our other indebtedness while indebtedness under our credit facilities is outstanding. The agreements governing our credit facilities also require us and our subsidiaries to achieve specified financial and operating results and maintain compliance with specified financial ratios on a consolidated basis. Our and our subsidiaries’ ability to comply with these ratios may be affected by events beyond our control.
      Our credit facilities contain the following affirmative covenants, among others: delivery of financial statements, reports, accountants’ letters, budgets, officers’ certificates and other information requested by the lenders; payment of other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the lenders to inspect property and books and records; notices of defaults, bankruptcies and other material events; and compliance with laws.
Events of Default
      Our credit facilities specify certain events of default, including, among others: nonpayment of principal when due; nonpayment of interest, fees or other amounts after a three business day grace period; inaccuracy of representations and warranties; violation of certain covenants (subject, in the case of certain of these covenants, to a grace period); cross-default; bankruptcy events; certain ERISA events; material judgments; and a change in control, as defined by our credit facilities.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
      The following is a summary of certain United States federal income tax consequences relating to the purchase, ownership and disposition of our common stock by a non-U.S. holder as of the date hereof. This discussion does not address all aspects of United States federal income taxes that may be relevant to a non-U.S. holder of common stock. For example, in the case of a non-U.S. holder that is a partnership, the United States tax consequences of holding and disposing of our common stock may be affected by determinations made at the partner level. This discussion also does not address foreign, state and local tax consequences. Special rules may apply to certain non-U.S. holders, such as insurance companies, tax-exempt organizations, banks, financial institutions, dealers in securities, holders of securities held as part of a “straddle,” “hedge” or “conversion transaction,” “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies” and corporations that accumulate earnings to avoid United States federal income tax, that are subject to special treatment under the Code. Such persons should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and these authorities may be repealed, revoked or modified with retroactive effect so as to result in United States federal income tax consequences different from those discussed below.
      Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.
      As used in this section, a “U.S. holder” of common stock means a holder that is (1) a citizen or resident of the United States, (2) a corporation or partnership created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless in the case of a partnership, United States Treasury regulations provide otherwise, (3) an estate the income of which is subject to United States federal income taxation regardless of its source and (4) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A “non-U.S. holder” is a holder that is not a U.S. holder.
      An individual may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens.
Dividends
      As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, then dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, a non-U.S. holder must properly file with the payor an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder, are not subject to withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid will be required to satisfy applicable certification and other requirements and may be required to obtain a United States taxpayer identification number.
      A non-U.S. holder of common stock eligible for a reduced rate of United States withholding tax may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the “IRS”).
Gain on Disposition of Common Stock
      A non-U.S. holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (1) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder, (2) in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met or (3) we are or have been a “U.S. real property holding corporation” within the meaning of Section 897 of the Code for United States federal income tax purposes within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period.
      A non-U.S. holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).
      We believe we are not and do not anticipate becoming a “U.S. real property holding corporation” for United States federal income tax purposes.
Information Reporting and Backup Withholding
      We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
      A non-U.S. holder may be subject to backup withholding unless applicable certification requirements are met.
      Payment of the proceeds of a sale of common stock within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. However, payment of the proceeds of a sale of common stock conducted through certain United States related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.
      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING
      J.P. Morgan Securities Inc. and Lehman Brothers Inc. are the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, have severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock opposite their names below:

Underwriters	Number of Shares

J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Wachovia Capital Markets, LLC.
William Blair & Company, L.L.C.
SG Cowen & Co., LLC.

Total

      The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are committed to purchase all the common shares offered by us and the selling stockholders, other than those shares covered by the over-allotment option described below, if they purchase any shares.
      The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per Share		Total

	No Exercise	Full Exercise	No Exercise	Full Exercise

Us	$	$	$	$
Selling stockholders	$	$	$	$
      We estimate that the total expenses of this offering that are payable by us, excluding underwriting discounts and commissions, will be approximately $           million.
      The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $           per share to certain other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary shares in excess of 5% of the shares of common shares offered in this offering.
      We have granted the underwriters an option to buy up to an aggregate of                     additional common shares and the selling stockholders have granted to the underwriters an option to purchase up to an aggregate of                     additional common shares, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters have 30 days from the date of this prospectus to exercise this option. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase approximately the same percentage of additional common shares which the number of shares to be purchased by it shown in the table found above bears to the total number of shares offered hereby. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common shares offered hereby.
      The offering of the common shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of common shares in whole or in part.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.
      We, subject to certain limited exceptions, and our executive officers, directors and other stockholders and optionholders owning substantially all of our shares have agreed not to, without the prior written consent of J.P. Morgan Securities Inc. and Lehman Brothers Inc., (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, our executive officers, directors and other stockholders and optionholders owning substantially all of our shares have agreed not to make any demand for or exercise any right with respect to, the registration of any shares of common shares or any security convertible into or exercisable or exchangeable for common shares, during the period ending 180 days after the date of this prospectus.
      The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock-up” restrictions described above will, subject to certain limited exceptions, continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.
      A total of                      shares are subject to the lock-up restrictions described above.
      We expect the common shares to be approved for quotation on The NASDAQ National Market, subject to notice of issuance, under the symbol “TRAK.”
      Persons participating in the offering may engage in transactions, including over-allotments, syndicate covering transactions, stabilizing bids, or imposition of penalty bids, that may have the effect of stabilizing or maintaining above, or otherwise affecting, the market price of the common shares at a level from that which might otherwise prevail in the open market.
      A syndicate covering transaction is a bid for or the purchase of the common shares on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with the offering. The underwriters may create a syndicate short position by making short sales of the common shares and may purchase common shares on the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common shares than they are required to purchase in this offering. Short sales can be either covered or naked. Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in the offering. Naked short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common shares in the open market after pricing that could adversely affect investors who purchase in this offering. If the underwriters create a syndicate short position, they may choose to reduce or cover this position by either exercising all or part of the over-allotment option to purchase additional shares of common shares from us or by engaging in syndicate covering transactions. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing securities in the open market. The underwriters must close out any naked short position by purchasing securities in the open market. In determining the source of common shares to close out the covered short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the over-allotment option.

      A stabilizing bid is a bid for or the purchase of common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of common shares. A penalty bid is an arrangement that permits the representatives to reclaim the selling concession from an underwriter or a syndicate member for the common shares purchased by the underwriters in a syndicate covering transaction and therefore have not been effectively placed by the underwriter or syndicate member.
      These transactions may be effected on The NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time. Similar to other purchase activities, these activities may have the effect of preventing or retarding a decline in the market price of common shares. As a result, the price of common shares may be higher than the price that might otherwise exist in the open market.
      We have been advised by the representatives that they currently intend to make a market in the common shares; however, the representatives are not obligated to do so and may discontinue any such market-making without notice at any time. In addition, because J.P. Morgan Securities Inc. may be deemed to be an affiliate of ours prior to JPM-SBIC’s entry into a voting trust agreement with an independent, unaffiliated trust company on or around the completion of this offering, this prospectus may be used by J.P. Morgan Securities Inc. and its affiliates in connection with offers and sales of the common shares in market-making transactions from the date of this prospectus until                     , 2005.
      Affiliates of J.P. Morgan Securities Inc. will own                      shares of our outstanding common shares after giving effect to this offering. See “Related Party Transactions” and “Principal and Selling Stockholders.”
      In the ordinary course of their business, the underwriters or their affiliates have engaged, are engaged and may in the future engage in investment banking, financial advisory and/or commercial banking transactions with us, our affiliates and significant stockholders. JPMorgan Chase Bank, N.A. is a lender and acts as administrative agent and letter of credit issuing bank under our credit facilities. Lehman Commercial Paper Inc. is a lender and acts as syndication agent under our credit facilities. In addition, Wachovia Bank, National Association is a lender and acts as documentation agent under our credit facilities. See “Summary — Transactions and Relationships with Certain of the Underwriters and Their Affiliates” and “Description of Our Credit Facilities.”
      Prior to the completion of this offering, an affiliate of J.P. Morgan Securities Inc. owned more than 10% of our outstanding equity and therefore J.P. Morgan Securities Inc. may be deemed to have a “conflict of interest” with us under Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules. Because of that conflict of interest and because affiliates of J.P. Morgan Securities Inc., Lehman Brothers Inc. and Wachovia Capital Markets, LLC are each lenders under the term loan facility of our credit facilities and will collectively receive more than 10% of the net proceeds of this offering due to the required repayment of the term loan facility by us, this offering is being conducted in accordance with the applicable provisions of Rule 2720. Rule 2720 requires that the initial public offering price of the common shares be no higher than that recommended by a “qualified independent underwriter” as such term is defined by Rule 2720. Accordingly, William Blair & Company, L.L.C. is assuming the responsibilities of acting as the qualified independent underwriter in pricing this offering and conducting due diligence. The initial public offering price of the common shares will be no higher than the price recommended by William Blair & Company, L.L.C. We have agreed to indemnify William Blair & Company, L.L.C. for acting as qualified independent underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that William Blair & Company, L.L.C. may be required to make for these liabilities.
      Prior to this offering, there has been no public market for our common shares. We and the underwriters, including the “qualified independent underwriter,” negotiated the initial public offering price. In determining the initial public offering price, we and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

•	the history of and prospects for our industry;

•	an assessment of our management;

•	our present operations;

•	the trend of our revenue and earnings; and

•	our earnings prospects.
      We and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we nor the underwriters can assure investors that an active trading market will develop for the common shares or that the common shares will trade in the public market at or above the initial public offering price.
Directed Share Program
      At our request, the underwriters have reserved for sale at the initial public offering price up to                      shares offered hereby for officers, directors, employees and certain other persons associated with us, including certain employees of customers and vendors. Participants in this program will agree that they will not, directly or indirectly, sell, transfer, assign, pledge or hypothecate any shares for a period of at least            days from the date of this prospectus and will comply with any other applicable rules imposed by NASD Regulation, Inc. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the shares to such persons. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

LEGAL MATTERS
      The validity of the shares of common stock offered hereby has been passed upon for us by Latham & Watkins LLP, New York, New York. Davis Polk & Wardwell, New York, New York is counsel for the underwriters in connection with this offering.
EXPERTS
      The consolidated financial statements of DealerTrack Holdings, Inc. and subsidiaries as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The combined financial statements of Automotive Lease Guide (alg), LLC and Automotive Lease Guide (alg) Canada, Inc. as of December 31, 2003 and 2004 and for each of the two years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The financial statements of Chrome Systems Corporation as of December 31, 2004 and for the year ended December 31, 2004 have been included in this prospectus in reliance upon the report of KPMG LLP, an independent auditor, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of dealerAccess Inc. as of October 31, 2003 and for the year then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of LLDG Operating Company (formerly known as Lease Marketing, Ltd.) as of July 31, 2004 and for the seven months ended July 31, 2004 and as of and for the year ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the U.S. Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered hereby. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. When we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. Each statement in this prospectus shall be deemed qualified in its entirety by this reference.
      You may read the registration statement, the related exhibits and the other materials we file with the Commission at its public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of those documents at prescribed rates by writing to the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file with the Commission. The site’s address is www.sec.gov.
      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, accordingly, will file periodic reports, proxy statements and other information with the Commission. Our periodic reports, proxy statements and other information will be available for inspection and copying at the Commission’s public reference rooms and on the Commission’s website.

INDEX TO FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULE

Report of Independent Registered Public Accounting Firm
To the Board of Directors and
Stockholders of DealerTrack Holdings, Inc.
In our opinion, the accompanying consolidated financial statements as listed in the accompanying index present fairly, in all material respects, the financial position of DealerTrack Holdings, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with the standards of the Public Company Accounting Oversight Board (United States). In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Melville, New York
July 26, 2005

DEALERTRACK HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,			Pro forma at
			March 31,	March 31,
	2003	2004	2005	2005

			(Unaudited)
	(In thousands, except share and per share
	amounts)
ASSETS
Current assets
Cash and cash equivalents	$16,790	$21,753	$18,680	$18,680
Accounts receivable — related party	1,565	2,379	4,065	4,065
Accounts receivable, net of allowances of $616, $699 and $1,113 (unaudited) at December 31, 2003, 2004 and March 31, 2005, respectively	3,421	6,255	8,960	8,960
Prepaid expenses and other current assets	1,052	2,778	3,666	3,666
Deferred tax asset	—	7,675	7,240	7,240
Restricted cash	133	577	398	398

Total current assets	22,961	41,417	43,009	43,009
Property and equipment, net	2,586	2,849	2,657	2,657
Software and website developments costs, net	2,938	3,423	3,692	3,692
Intangible assets, net	9,881	15,474	14,537	14,537
Goodwill	5,128	12,781	12,781	12,781
Restricted cash	50	590	590	590
Advance payment for acquisition	2,885	—	—	—
Other assets	214	147	630	630

Total assets	$46,643	$76,681	$77,896	$77,896

LIABILITIES, REDEEMABLE CONVERTIBLE PARTICIPATING PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accounts payable	$955	$3,093	$3,690	$3,690
Accounts payable — related party	1,070	712	478	478
Accrued compensation and benefits	2,717	4,299	1,941	1,941
Accrued other	1,010	6,926	7,024	7,024
Deferred revenue	1,173	2,416	2,537	2,537
Deferred taxes	—	42	42	42
Capital leases payable	396	539	542	542

Total current liabilities	7,321	18,027	16,254	16,254

Capital leases payable — long-term	704	347	212	212
Due to LML	—	3,520	3,547	3,547
Other long-term liabilities	—	2,562	2,358	2,358

Total liabilities	8,025	24,456	22,371	22,371

Commitments and contingencies (Note 14)
Redeemable convertible participating preferred stock
Series A (liquidation preference of $15,937 at December 31, 2003, 2004 and March 31, 2005)	1,677	1,677	1,677	—
Series A-1 (liquidation preference of $5,746 at December 31, 2003, 2004 and March 31, 2005)	2,394	2,394	2,394	—
Series A-2 (liquidation preference of $15,000 at December 31, 2003, 2004 and March 31, 2005)	14,250	14,250	14,250	—
Series B (liquidation preference of $28,836 at December 31, 2003, 2004 and March 31, 2005)	19,986	19,986	19,986	—
Series B-1 (liquidation preference of $5,746 at December 31, 2003, 2004 and March 31, 2005)	532	532	532	—
Series C (liquidation preference of $24,610 at December 31, 2003, 2004 and March 31, 2005)	21,413	21,413	21,413	—
Series C-1 (liquidation preference of $7,916 at December 31, 2003, 2004 and March 31, 2005)	6,739	6,739	6,739	—
Series C-2 (liquidation preference of $498 at December 31, 2003, 2004 and March 31, 2005)	485	485	485	—
Series C-3 (liquidation preference of $5,000 at December 31, 2003, 2004 and March 31, 2005)	4,750	4,750	4,750	—

Total redeemable convertible participating preferred stock	72,226	72,226	72,226	—

Stockholders’ (deficit) equity
Common stock, $0.01 par value; 30,000,000 shares authorized; 13,689, 177,925 and 522,740 shares outstanding at December 31, 2003, 2004 and March 31, 2005 (unaudited), respectively	—	2	5	269
Additional paid-in capital	2,679	8,451	9,420	81,382
Deferred stock-based compensation	—	(3,520)	(3,252)	(3,252)
Accumulated other comprehensive income (foreign currency)	—	100	91	91
Accumulated deficit	(36,287)	(25,034)	(22,965)	(22,965)

Total stockholders’ (deficit) equity	(33,608)	(20,001)	(16,701)	55,525

Total liabilities, redeemable convertible participating preferred stock and stockholders’ (deficit) equity	$46,643	$76,681	$77,896	$77,896

The accompanying notes are an integral part of these financial statements.

DEALERTRACK HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands, except per share amounts)
Revenue
Net revenue(1)	$11,711	$38,679	$70,044	$15,376	$23,271
Operating costs and expenses
Cost of revenue(1)(2)	17,556	25,362	29,665	6,820	8,403
Product development(2)	2,101	1,539	2,256	483	767
Selling, general and administrative(2)	9,008	15,048	30,401	6,386	10,485

Total operating costs and expenses	28,665	41,949	62,322	13,689	19,655
(Loss) income from operations	(16,954)	(3,270)	7,722	1,687	3,616
Interest income	179	75	54	11	53
Interest expense	—	(22)	(115)	(20)	(40)

(Loss) income before provision for income taxes	(16,775)	(3,217)	7,661	1,678	3,629
(Provision) benefit for income taxes, net	—	(72)	3,592	(213)	(1,560)

Net (loss) income	$(16,775)	$(3,289)	$11,253	$1,465	$2,069

Basic net (loss) income per share applicable to common stockholders(3)	$(23,334.99)	$(1,000.30)	$0.45	$0.07	$0.08
Diluted net (loss) income per share applicable to common stockholders(3)	$(23,334.99)	$(1,000.30)	$0.00	$0.00	$0.00
Weighted average shares outstanding	1,009	3,288	40,219	13,689	513,771
Weighted average shares outstanding assuming dilution	1,009	3,288	25,790,375	24,778,816	25,904,585

Pro forma basic net income per share (unaudited)(3)			$0.43		$0.08
Pro forma diluted net income per share (unaudited)(3)			$0.41		$0.08
Pro forma average shares outstanding (unaudited)			26,437,940		26,911,492
Pro forma average shares outstanding assuming dilution (unaudited)			27,422,969		27,537,179

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands)
(1) Related party revenue	$8,191	$13,717	$19,070	$4,391	$6,152
Related party cost of revenue	199	3,985	3,306	1,003	782

(2)	Stock-based compensation recorded for the year ended December 31, 2004 and the three months ended March 31, 2004 and 2005 was classified as follows (in thousands):

		Three Months Ended
	Year Ended	March 31,
	December 31,
	2004	2004	2005

		(Unaudited)
	(In thousands)
Cost of revenue	$286	$—	$47
Product development	84	—	17
Selling, general and administrative	1,263	—	204

Total stock-based compensation	$1,633	$—	$268

(3)	See note (2) for earnings per share calculations
The accompanying notes are an integral part of these financial statements.

DEALERTRACK HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Three Months
	Year Ended			Ended
	December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands)
Cash flows from operating activities
Net (loss) income	$(16,775)	$(3,289)	$11,253	$1,465	$2,069
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation and amortization	11,194	11,016	10,873	2,442	3,011
Deferred tax (benefit) provision	—	—	(4,679)	—	435
Amortization of deferred compensation	—	—	1,633	—	268
Allowance for doubtful accounts and credits	75	380	44	14	215
(Loss) gain on sale of property and equipment	(4)	—	(33)	4	(17)
Amortization of deferred interest	—	—	45	—	27
Changes in operating assets and liabilities, net of effects of acquisitions
Trade accounts receivable	(1,397)	615	(2,285)	(1,817)	(2,918)
Accounts receivable — related party	(591)	(2,518)	(814)	(1,427)	(1,686)
Prepaid expenses and other current assets	(144)	(1,294)	(1,808)	(68)	(903)
Accounts payable and accrued expenses	478	599	2,763	(1,840)	(1,906)
Accounts payable — related party	48	1,023	(316)	378	(234)
Deferred revenue and other current liabilities	138	1,034	914	380	506
Other long-term liabilities	—	935	(456)	—	(203)
Other assets	(28)	(18)	28	172	(510)

Net cash (used in) provided by operating activities	(7,006)	8,483	17,162	(297)	(1,846)

Cash flows from investing activities
Capital expenditures	(395)	(542)	(1,825)	(330)	(248)
Funds released from escrow and other restricted cash	520	12	(984)	—	179
Capitalized software and web site development costs	(3,192)	(1,928)	(2,302)	(508)	(721)
Proceeds from sale of property and equipment	276	—	5	5	18
Cash acquired in purchase of subsidiary	—	—	59	59	—
Payment for net assets acquired	—	—	(7,377)	—	(152)
Payment for purchase of subsidiary, net of cash acquired	—	—	—	—	(1,138)
Advance payment for acquisition	—	(2,885)	—	—	—

Net cash used in investing activities	(2,791)	(5,343)	(12,424)	(774)	(2,062)

Cash flows from financing activities
Principal payments on capital lease obligations	—	(146)	(496)	(51)	(132)
Proceeds from the exercise of employee stock options	6	51	621	—	972
Net proceeds from issuance of convertible
Series C-1 preferred stock	6,739	—	—	—	—
Net proceeds from issuance of convertible
Series C-2 preferred stock	485	—	—	—	—

Net cash provided by (used in) financing activities	7,230	(95)	125	(51)	840

Net (decrease) increase in cash and cash equivalents	(2,567)	3,045	4,863	(1,122)	(3,068)
Effect of exchange rate changes on cash and cash equivalents	—	—	100	(3)	(5)
Beginning of period	16,312	13,745	16,790	16,790	21,753

End of period	$13,745	$16,790	$21,753	$15,665	$18,680

Supplemental disclosure
Non cash investing and financing activities:
Assets acquired under capital leases	$—	$1,247	$280	$—	$—
Preferred stock issued in conjunction with acquisition of subsidiary	—	19,000	—	—	—
Cash paid for:
Income taxes	2	11	1,071	135	700
Interest	—	22	115	20	40
The accompanying notes are an integral part of these financial statements.

DEALERTRACK HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT AND
COMPREHENSIVE (LOSS) INCOME FOR EACH OF THE THREE YEARS IN THE
PERIOD ENDED DECEMBER 31, 2004 AND THE THREE MONTHS ENDED MARCH 31, 2005

					Accumulated
	Common Stock		Additional	Deferred	Other		Total	Comprehensive
			Paid-In	Stock-Based	Comprehensive	Accumulated	Stockholders’	(Loss)
	Shares	Amount	Capital	Compensation	Income	Deficit	Deficit	Income

	(In thousands, except share and per share amounts)
Balance as of December 31, 2001	—	$—	$2,622	$—	$—	$(16,223)	$(13,601)
Exercise of stock options	1,009	—	6	—	—	—	6	—
Net loss	—	—	—	—	—	(16,775)	(16,775)	$(16,775)

Comprehensive loss								$(16,775)

Balance as of December 31, 2002	1,009	—	2,628	—	—	(32,998)	(30,370)
Exercise of stock options	12,680	—	51	—	—	—	51	—
Net loss	—	—	—	—	—	(3,289)	(3,289)	$(3,289)

Comprehensive loss								$(3,289)

Balance as of December 31, 2003	13,689	—	2,679	—	—	(36,287)	(33,608)
Exercise of stock options	164,236	2	619	—	—	—	621	—
Foreign currency translation adjustment	—	—	—	—	100	—	100	100
Deferred stock-based compensation	—	—	5,153	(5,153)	—	—	—	—
Stock-based compensation expense	—	—	—	1,633	—	—	1,633	—
Net income	—	—	—	—	—	11,253	11,253	$11,253

Comprehensive income								$11,353

Balance as of December 31, 2004	177,925	2	8,451	(3,520)	100	(25,034)	(20,001)
Exercise of stock options (unaudited)	344,815	3	969	—	—	—	972	—
Foreign currency translation adjustment (unaudited)	—	—	—	—	(9)	—	(9)	(9)
Stock-based compensation expense (unaudited)	—	—	—	268	—	—	268	—
Net income (unaudited)	—	—	—	—	—	2,069	2,069	$2,069

Comprehensive income (unaudited)								$2,060

Balance as of March 31, 2005 (unaudited)	522,740	$5	$9,420	$(3,252)	$91	$(22,965)	$(16,701)

The accompanying notes are an integral part of these financial statements.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Business Description
      We are a leading provider of on-demand software solutions for the automotive retail industry in the United States. We utilize the Internet to link automotive dealers with banks, finance companies, credit unions and other financing sources, and other service and information providers, such as the major credit reporting agencies. Our credit application processing product enables dealers to automate and accelerate the indirect automotive financing process by increasing the speed of communications between these dealers and their financing sources. Our integrated subscription-based software products and services enable our automotive dealer customers to receive valuable consumer leads, compare various financing and leasing options and programs, sell insurance and other aftermarket products, document compliance with certain laws and execute financing contracts electronically. In addition, we offer data and other products and services to various industry participants, including lease residual value and automobile configuration data.
      We began our principal business operations in February 2001 with the introduction of our credit application processing product to address inefficiencies in the automotive financing process. Since then, we have substantially increased the number of participants in our network and have introduced new products and services through our internal product development efforts, as well as through acquisitions. As a result, we have increased our total addressable market by enhancing our offering of subscription products and our data and reporting capabilities, and expanding our network of relationships.

2.	Summary of Significant Accounting Policies
      The consolidated financial statements of DealerTrack Holdings, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Presentation
      The accompanying consolidated financial statements include the accounts of DealerTrack Holdings, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Unaudited Interim Financial Statements
      The accompanying unaudited interim consolidated balance sheet as of March 31, 2005, the consolidated statements of operations for the three months ended March 31, 2004 and 2005, the consolidated statements of cash flows for the three months ended March 31, 2004 and 2005, and the consolidated statement of stockholders’ equity and comprehensive income for the three months ended March 31, 2005 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. In our opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for fair statement of the periods presented. The unaudited results for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for any subsequent quarterly or annual financial period, including for the year ending December 31, 2005.

Unaudited Pro Forma Information
      Upon closing of the planned initial public offering, each of the outstanding shares of redeemable convertible participating preferred stock will convert into shares of common stock. The pro forma balance sheet and the pro forma basic and diluted net income per share reflect the conversion of all the outstanding shares of redeemable convertible participating preferred stock into common stock. The pro forma balance sheet does not give effect to the offering proceeds.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reclassifications
      Certain items from prior years have been reclassified to conform to the current year presentation.

Use of Estimates
      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.
      On an on-going basis, we evaluate our estimates, including those related to accounts receivable allowance, fair value of acquired intangible assets and goodwill, useful lives of intangible assets and property and equipment and capitalized software, deemed value of common stock for the purposes of determining stock-based compensation (see below), and income taxes, among others. We base our estimates on historical experience and on other various assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.
      Our board of directors determines the fair market value of our common and preferred stock in the absence of a public market for these shares. For purposes of financial accounting for employee stock-based compensation and issuing preferred stock in acquisitions, management has applied hindsight within each year to arrive at deemed values for the shares underlying the options that are higher than the fair market values assigned by the board. These deemed fair values were determined based on a number of factors, including input from independent valuation firms, our historical and forecasted operating results and cash flows, and comparisons to publicly-held companies. The deemed values were used to determine the amount of stock-based compensation recognized related to stock options and preferred stock issuances in acquisitions.

Revenue Recognition
      Transaction Services Revenue. Transaction services revenue consists of revenue derived from the receipt of credit application data by financing sources, from financing contracts executed using our electronic contracting product and from providing automotive dealers the ability to access customer credit reports.
      We offer web-based service to financing sources for the electronic receipt of credit application data and contract data for automotive financing transactions in consideration for a transaction fee. This service is sold based upon contracts that include fixed and determinable prices and that do not include the right of return or other similar provisions or significant post service obligations. Credit application and electronic contracting processing revenue is recognized on a per transaction basis, after customer receipt and when collectibility is reasonably assured. Set-up fees charged to the financing sources for establishing connections, if any, are recognized ratably over the expected customer relationship period of three or four years, depending on the type of customer.
      Our credit report service provides our dealer customers the ability to access credit reports from several major credit reporting agencies or resellers online. We sell this service based upon contracts with the customer or report provider, as applicable, that include fixed and determinable prices and that does not include the right of return or other similar provisions or other significant post service obligations. We recognize credit report revenue on a per transaction basis, when services are rendered and when collectibility is reasonably assured. We offer these credit reports on both a reseller and an agency basis. We recognize revenue from all but one provider of credit reports on a net basis due to the fact that we are not considered the primary obligor, and recognize revenue gross with respect to one of the providers as we have the risk of loss and are considered the primary obligor in the transaction.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Subscription Services Revenue. We derive revenue from subscriptions paid by customers who can access our on-demand and other products and services. These services are typically sold based upon annual contracts that include fixed and determinable prices and that do not include the right of return or other similar provisions or significant post service obligations. We recognize revenue from such contracts ratably over the contract period. We recognize set-up fees, if any, ratably over the expected customer relationship of three or four years, depending on the type of customer. For contracts that contain two or more products or services, we recognize revenue in accordance with the above policy using relative fair value.
      Our revenue is presented net of a provision for sales credits, which is estimated based on historical results, and established in the period in which services are provided.

Cash and Cash Equivalents
      Cash and cash equivalents represent cash and highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Translation of Non-U.S. Currencies
      We have maintained business operations in Canada since January 1, 2004. The translation of assets and liabilities denominated in foreign currency into U.S. dollars are made at the prevailing rate of exchange at the balance sheet date. Revenue, costs and expenses are translated at the average exchange rates during the period. Translation adjustments are reflected in accumulated other comprehensive income on our consolidated balance sheets, while gains and losses resulting from foreign currency transactions are included in our consolidated statements of operations. Amounts resulting from foreign currency transactions were not material for the year ended December 31, 2004 and the three months ended March 31, 2004 and 2005 (unaudited).

Allowance for Doubtful Accounts
      We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The amount of the allowance account is based on historical experience and our analysis of the accounts receivable balance outstanding. While credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, additional allowances may be required which would result in an additional expense in the period that this determination was made.

Property, Equipment and Depreciation
      Fixed assets are stated at cost less accumulated depreciation, which is provided for by charges to income over the estimated useful lives of the assets using the straight-line method. Maintenance and repairs are charged to operating expenses as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to income.

Software and Website Development Costs and Amortization
      We account for the costs of computer software developed or obtained for internal use in accordance with American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” We capitalize costs of materials, consultants and payroll and payroll-related costs incurred by employees involved in developing internal use computer software. Costs incurred during the preliminary project and post-implementation stages are charged to

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
expense. Software and website development costs are amortized on a straight-line basis over estimated useful lives ranging from two to three years. Capitalized software and website development costs were $19.5 million, $21.7 million and $24.8 million as of December 31, 2002, 2003 and 2004, respectively. Capitalized software and website development costs were $25.5 million as of March 31, 2005 (unaudited). Amortization expense totaled $8.7 million, $5.6 million and $2.7 million for the years ended December 31, 2002, 2003 and 2004, respectively. Amortization expense totaled $0.8 million and $0.5 million for the three months ended March 31, 2004 and 2005 (unaudited), respectively.

Goodwill, Other Intangibles and Long-lived Assets
      We record as goodwill the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired. Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), requires goodwill to be tested for impairment annually as well as when an event or change in circumstance indicates an impairment may have occurred. Goodwill is tested for impairment using a two-step approach. The first step tests for impairment by comparing the fair value of our one reporting unit to their carrying amount to determine if there is a potential goodwill impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill of the reporting unit is less than its carrying value.
      For purposes of performing the impairment test for goodwill as required by SFAS No. 142, we operate under one operating segment and one reporting unit. We estimate the fair value of this reporting unit using a discounted cash flow analysis and/or applying various market multiples. From time to time an independent third-party valuation expert may be utilized to assist in the determination of fair value. Determining the fair value of a reporting unit is judgmental and often involves the use of significant estimates and assumptions. Our estimate of the fair value of the reporting unit was in excess of its carrying value during 2002, 2003 and 2004. We perform the annual goodwill impairment test on October 1st of every year.
      Long-lived assets, including fixed assets and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset’s recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value. The determination of future cash flows as well as the estimated fair value of long-lived assets involves significant estimates on the part of management. In order to estimate the fair value of a long-lived asset, We may engage a third party to assist with the valuation. If there is a material change in economic conditions or other circumstances influencing the estimate of future cash flows or fair value, we could be required to recognize impairment charges in the future.
      We evaluate the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining estimated amortization period.

Income Taxes
      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advertising Expenses
      We expense the cost of advertising and promoting our services as incurred. Such costs are included in selling, general and administrative expenses in the consolidated statements of operations and totaled $25,366, $0.2 million and $0.4 million for the years ended December 31, 2002, 2003 and 2004, respectively. Advertising expense totaled $0.1 million and $0.1 million for the three months ended March 31, 2004 and 2005 (unaudited), respectively.

Concentration of Credit Risk
      Our financial instruments, which potentially subject us to concentration of credit risk, consist primarily of accounts receivable. We maintain an allowance for uncollectible accounts receivable based on expected collectibility and perform ongoing credit evaluations of our customers’ financial condition. For the year ended December 31, 2002, net revenue from three related party customers, A, B and C, accounted for 29%, 13% and 13%, respectively, of our total net revenue. For the year ended December 31, 2003, net revenue from one related party customer, A, accounted for 10% of our total net revenue. For the year ended December 31, 2004 and the three months ended March 31, 2004 and 2005 (unaudited), respectively, no customer accounted for more that 10% of our total net revenue.
      Our revenue is generated from customers associated with the automotive industry.

Net (Loss) Income per Share
      We compute net (loss) income per share in accordance with SFAS No. 128, “Earnings per Share” and EITF 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128.” Under the provisions of SFAS No. 128, basic earnings per share are computed by dividing the net (loss) income applicable to common stockholders by the weighted average number of shares of our common stock outstanding for the period. Diluted earnings per share are calculated based on the weighted average number of shares of common stock plus the diluted effect of potential common shares.
      Our preferred stockholders are entitled to participate in dividends and earnings when, and if, dividends are declared on our common stock. As such, we calculated net (loss) income per share using the two-class method. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common stockholders and preferred stockholders based on their respective rights to receive dividends. Losses are not allocated to our preferred stockholders for purposes of computing net (loss) income per share under the two-class method because our preferred stockholders do not have contractual obligations to share in the losses of the Company.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table sets forth the computation of basic and diluted net (loss) income:

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands, except share and per share amounts)
Numerator:
Net (loss) income	$(16,775)	$(3,289)	$11,253	$1,465	$2,069
Preferred dividends(a)	(6,770)	—	—	—	—
Amount allocated to participating preferred stockholders under two-class method	—	—	(11,235)	(1,464)	(2,027)

Net (loss) income applicable to common stockholders	$(23,545)	$(3,289)	$18	$1	$42

Denominator:
Weighted average common stock outstanding (basic)	1,009	3,288	40,219	13,689	513,771
Common equivalent shares from options to purchase common stock	—	—	985,029	—	625,687
Common equivalent shares from conversion of preferred stock	—	—	24,765,127	24,765,127	24,765,127
Weighted average common stock outstanding (diluted)	1,009	3,288	25,790,375	24,778,816	25,904,585

Basic net (loss) income per share applicable to common stockholders	$(23,334.99)	$(1,000.30)	$0.45	$0.07	$0.08

Diluted net (loss) income per share applicable to common stockholders	$(23,334.99)	$(1,000.30)	$0.00	$0.00	$0.00

     (a) Our preferred stockholders had the right to accumulate dividends up to and until December 31, 2002. The preferred dividends represent the dividend which accrued to the preferred stockholders in 2002. As of March 31, 2005, we have not declared or paid any dividends. Dividends which are not paid in cash will be payable upon a Liquidity Event (as defined in the certificate of incorporation, as amended) and/or when actually converted into common stock (See Note 9). As these events were not probable as of March 31, 2005, we were not required to record the dividends in our balance sheet. However, the dividends must be deducted in the net (loss) income per share calculations in the period in which they were earned by the preferred stockholders.
     Due to the net loss applicable for common stockholders for the years ended December 31, 2002 and 2003, the effect of the potential exercise of stock options and conversion of preferred stock was not considered in the diluted earnings per share calculation since it would have been antidilutive. The following is a summary of the securities outstanding during the respective periods that have been excluded from the diluted net (loss) income per share calculation because the effect would have been antidilutive:

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Stock options	1,498,961	1,581,893	5,624	1,813,200	88,200
Preferred stock	24,765,127	24,765,127	—	—	—

Total	26,264,088	26,347,020	5,624	1,813,200	88,200

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited Pro Forma Net Income per Share
      Unaudited pro forma basic and diluted net income per share have been computed to give effect, even if antidilutive, to the issuance of all shares issuable upon automatic conversion of the redeemable convertible participating preferred stock into common stock upon the completion of our initial public offering on an as-if-converted basis for the year ended December 31, 2004 and the three months ended March 31, 2005.
      The following table sets forth the computation of pro forma basic and diluted net income attributable to common stockholders per share:

	Year Ended	Three Months Ended
	December 31, 2004	March 31, 2005

	(Unaudited)
	(In thousands, except per share amounts)
Numerator:
Net income	$11,253	$2,069

Denominator:
Weighted average common stock outstanding	40,219	513,771
Add: conversion of redeemable convertible participating preferred stock	26,397,721	26,397,721

Total weighted average shares outstanding used in basic pro forma net income per share	26,437,940	26,911,492
Dilutive effect of stock options	985,029	625,687

Total weighted average shares outstanding used in diluted pro forma net income per share	27,422,969	27,537,179
Pro forma basic net income per share	$0.43	$0.08

Pro forma diluted net income per share	$0.41	$0.08

Stock Based Compensation
      We have elected under the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), to account for our employee stock options in accordance with Accounting Principle Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), using the intrinsic value approach to measure compensation expense, if any. Companies that account for stock-based compensation arrangements for its employees under APB No. 25 are required by SFAS No. 123 to disclose the pro forma effect on net (loss) income as if the fair value based method prescribed by SFAS No. 123 had been applied. We plan to continue to account for stock-based compensation using the provisions of APB No. 25 and have adopted the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.”
      The deemed fair value of the common stock for accounting purposes was based on contemporaneous valuations performed by an independent third party and management, and approved by the board of directors. The valuations considered a number of factors including:

•	business risks we faced and key company milestones;

•	comparable company and industry analysis; and

•	anticipated initial public offering price per share and the timing of the initial public offering.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Option valuation models require the input of highly subjective assumptions including the expected life of the option and the expected stock price volatility. Changes in the assumption could have a material impact on the computation of stock-based compensation.
      The fair market value of each option grant for all years presented has been estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

				Three Months
	Year Ended			Ended
	December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Expected Life (in years)	5	5	5	5	5
Risk-free interest rate	4.96%	3.17%	3.62%	3.29%	3.92%
Expected volatility	0%	0%	0%	0%	0%
Expected dividend yield	0%	0%	0%	0%	0%
      The volatility of our common stock underlying the employee options was not considered because our equity was not publicly traded in any period presented.
      Using the Black-Scholes Option Pricing Model, the estimated weighted average fair value of an option to purchase one share of common stock granted during 2002, 2003 and 2004 was $0.66, $0.41 and $3.42, respectively. The estimated weighted average fair value of an option to purchase one share of common stock granted during the three months ended March 31, 2004 and 2005 (unaudited) was $0.42 and $1.60, respectively.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table illustrates the effect on net (loss) income and net (loss) income per share as if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based awards for the periods indicated:

				Three Months
	Year Ended December 31,			Ended March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands, except per share amounts)
Net (loss) income	$(16,775)	$(3,289)	$11,253	$1,465	$2,069
Add: Stock-based compensation expense included in reported net (loss) income, net of taxes	—	—	931	—	152
Deduct: Preferred dividends(a)	(6,770)	—	—	—	—
Deduct: Stock-based compensation expense under the fair value method, net of taxes	(327)	(341)	(1,295)	(65)	(239)
Deduct: Amounts allocated to participating preferred stockholders under two-class method(a)	—	—	(10,871)	(1,399)	(1,942)

Pro forma net (loss) income applicable to common stockholders	$(23,872)	$(3,630)	$18	$1	$40

Basic net (loss) income per share applicable to common stockholders
As reported	$(23,334.99)	$(1,000.30)	$0.45	$0.07	$0.08
Pro forma	$(23,659.07)	$(1,104.01)	$0.44	$0.06	$0.08
Diluted net (loss) income per share applicable to common stockholders
As reported	$(23,334.99)	$(1,000.30)	$0.00	$0.00	$0.00
Pro forma	$(23,659.07)	$(1,104.01)	$0.00	$0.00	$0.00
     (a) Refer to Net (Loss) Income per Share sub-section in Note 2 for additional information.
     The effects of applying SFAS No. 123 in the pro forma net (loss) income disclosure are not likely to be representative of the effects on pro forma disclosure in the future.

New Accounting Standard
      In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment” (SFAS No. 123R). This standard amends SFAS No. 123 and concludes that services received from employees in exchange for stock-based compensation result in a cost to the employer that must be recognized in the consolidated financial statements. The cost of such awards should be measured at fair value at the date of grant. SFAS No. 123R provides public companies with a choice of transition methods to implement the standard. We anticipate applying the modified prospective method whereby we would recognize compensation cost for the unamortized portion of unvested awards outstanding at the effective date of SFAS No. 123R (January 1, 2006 for us). Such cost will be recognized in our consolidated financial statements over the remaining vesting period. The adoption of this standard is currently expected to reduce our 2006 earnings by approximately $0.2 million (unaudited), based upon outstanding options as of March 31, 2005.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Business Combinations

GO BIG! Software, Inc.
      On January 1, 2005, we acquired substantially all the assets and certain liabilities of GO BIG! Software, Inc. (“Go Big”). This acquisition expanded our products and services offering to provide an electronic menu-selling tool to automotive dealers.
      The aggregate purchase price was approximately $1.2 million in cash (including direct acquisition costs of approximately $50,000). Under the terms of the purchase agreement, we have future contingent payment obligations of $2.3 million if certain incremental licenses of the underlying software are sold between January 1, 2005 and December 31, 2006. The additional purchase consideration, if any, will be recorded as additional goodwill on our consolidated balance sheet when the contingency is resolved.
      This acquisition was recorded under the purchase method of accounting, resulting in the total purchase price being allocated to the assets acquired and liabilities assumed according to their estimated fair market values at the date of acquisition as follows (in thousands):

Current assets	$43
Intangible assets	1,183

Total assets acquired	1,226
Total liabilities assumed	(55)

Net assets acquired	$1,171

      Currently, we are completing a fair value assessment of the identifiable intangible assets and at the conclusion of the assessment the excess purchase price will be further allocated.
      The results of Go Big were included in our Consolidated Statement of Operations from the date of the acquisition.

Lease Marketing, Ltd.
      On August 1, 2004, we acquired substantially all the assets and certain liabilities of Lease Marketing, Ltd. and its subsidiaries (collectively “LML”). This acquisition provided us with a significant enhancement to the capability of our network by allowing us to begin to offer dealers a more comprehensive solution to compare various financing and leasing options and programs.
      The aggregate purchase price was $13.1 million in cash (including direct acquisition costs of approximately $0.3 million). $8.0 million of the purchase price (excluding direct acquisition costs) was payable at closing and the remaining payment of $4.8 million is payable as follows: $1.0 million, $1.0 million, $1.5 million and $1.3 million are payable on the first, second, third and fourth anniversaries of the effective date, respectively. Under the terms of the purchase agreement, we have future contingent payment obligations if certain increases in subscribers to these desking products are met through July 2008. The additional purchase consideration, if any, will be recorded as additional goodwill on our consolidated balance sheet when the contingency is resolved.
      As part of the LML purchase agreement, we retained $8.0 million of the purchase price to be distributed on behalf of the owners of LML. As of December 31, 2004 and March 31, 2005 amounts remaining are $0.6 million and $0.4 million (unaudited), respectively and are restricted to our use.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      This acquisition was recorded under the purchase method of accounting, resulting in the total purchase price being allocated to the assets acquired and liabilities assumed according to their estimated fair market values at the date of acquisition as follows (in thousands):

Current assets	$177
Property and equipment	183
Intangible assets	10,140
Goodwill	8,089

Total assets acquired	18,589
Total liabilities assumed	(5,464)

Net assets acquired	$13,125

      We allocated the amounts to intangible assets and goodwill based on independent fair value appraisals as follows: approximately $7.2 million of the purchase price has been allocated to customer contracts, $1.7 million to purchased technology and $1.2 million to a non-compete agreement. These intangibles are being amortized on a straight-line basis over two to five years based on each intangible’s estimated useful life. We also recorded approximately $8.1 million in goodwill, which represents the remainder of the excess of the purchase price over the fair value of the net assets acquired.
      The results of LML were included in our Consolidated Statement of Operations from the date of the acquisition.

dealerAccess Inc.
      On January 1, 2004, we acquired 100% of the outstanding common stock of dealerAccess Inc. (“dealerAccess”), a company whose wholly-owned subsidiary, dealerAccess Canada Inc., an Ontario, Canada corporation, offers credit application processing and credit bureau products and services similar to ours. This acquisition expanded our dealer and financing source customer base to Canada.
      The aggregate purchase price was $3.1 million in cash (including direct acquisition costs of approximately $0.2 million).
      This acquisition was recorded under the purchase method of accounting, resulting in the total purchase price being allocated to the assets acquired and liabilities assumed according to their estimated fair market values at the date of acquisition as follows (in thousands):

Current assets	$698
Property and equipment	522
Intangible assets	1,977
Goodwill	746

Total assets acquired	3,943
Total liabilities assumed	(837)

Net assets acquired	$3,106

      We allocated the amounts to intangible assets and goodwill based on fair value appraisals as follows: approximately $1.9 million of the purchase price has been allocated to customer contracts and $0.1 million to a non-compete agreement. The amounts allocated to customer contracts and the non-compete agreement are being amortized on a straight-line basis over two years. We also recorded approximately $0.7 million in

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
goodwill, which represents the remainder of the excess of the purchase price over the fair value of the net assets acquired.
      The results of dealerAccess were included in our Consolidated Statement of Operations from the date of the acquisition.

Credit Online, Inc.
      On March 19, 2003, we acquired 100% of the outstanding common stock of Credit Online, Inc., which offered credit application processing and credit bureau products and services similar to ours. This acquisition expanded our dealer and financing source customer base in the United States and allowed us to secure agreements with other service providers, including agreements for dealer management system integration and credit bureau delivery to automotive dealers.
      The aggregate purchase price was $19.7 million (including direct acquisition costs of approximately $0.7 million). The consideration paid consisted of 4,449,856 shares of our Series A-2 Preferred Stock valued at $14.2 million, and 1,483,285 shares of our Series C-3 Preferred Stock valued at $4.8 million.
      This acquisition was recorded under the purchase method of accounting, resulting in the total purchase price being allocated to the assets acquired and liabilities assumed according to their estimated fair market values at the date of acquisition as follows (in thousands):

Current assets	$1,332
Property and equipment	613
Intangible assets	13,000
Goodwill	5,128

Total assets acquired	20,073
Total liabilities assumed	(324)

Net assets acquired	$19,749

      We allocated the amounts to intangible assets and goodwill based on independent fair value appraisals as follows: approximately $9.4 million of the purchase price has been allocated to customer contracts, $1.7 million to purchased technology and patents, $1.0 million to a non-compete agreement, and $0.9 million to partner agreements. These intangibles are being amortized on a straight-line basis over two to five years based on each intangible’s estimated useful life. We also recorded approximately $5.1 million in goodwill, which represents the remainder of the excess of the purchase price over the fair value of the net assets acquired.
      In December 2004, we determined that a portion of previously unrecognized deferred tax assets acquired in this acquisition could be recognized and accordingly, recorded a $1.2 million adjustment against goodwill during the three months ended December 31, 2004 (see Note 12).
      The results of Credit Online were included in our Consolidated Statement of Operations from the date of the acquisition.

Unaudited Pro Forma Summary of Operations
      The accompanying unaudited pro forma summary presents consolidated results of operations for DealerTrack as if the acquisitions of LML and dealerAccess had been completed on January 1, 2003. The pro

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
forma information does not necessarily reflect the actual results that would have been achieved, nor is it necessarily indicative of our future consolidated results.

	Year Ended December 31,

	2003	2004

	(unaudited)
	(In thousands, except per
	share data)
Net revenue	$50,370	$74,097
Net (loss) income applicable to common stockholders	$(32,153)	$970
Basic net (loss) income per share applicable to common stockholders	$(9,778.79)	$0.39

4.	Related Party Transactions

Service Agreement with Related Parties — Financing Sources
      We have entered into agreements with each of the automotive financing source affiliates of our stockholders. Each has agreed to subscribe to and use our network to receive credit application data and transmit credit decisions electronically. Under these agreements, the automotive financing source affiliates of our stockholders have “most favored nation” status, granting each of them the right to no less favorable pricing terms for our products and services than those granted by us to other financing sources, subject to limited exceptions. The agreements of the automotive financing source affiliates of our stockholders also restrict our ability to terminate such agreements.
      The total amount of revenue and accounts receivable from these related parties as of and for the years ended December 31, 2002, 2003 and 2004 were $8.2 million, $13.2 million and $18.1 million, and $0.9 million, $1.5 million and $2.2 million, respectively. The total amount of net revenue and accounts receivable from these related parties as of and for the three months ended March 31, 2004 and 2005 (unaudited) were $4.3 million and $5.9 million, and $2.7 million and $3.9 million, respectively. Refer to note 1, Concentration of Credit Risk, for information regarding the significance of the related party revenue.
      In connection with an eContracting subsidy program, subject to compliance with certain conditions, we will pay development costs up to $150,000, marketing costs for agreed upon projects in connection with promoting participation in eContracting up to a maximum amount of $50,000 and a one-time utilization incentive payment of $50,000 to certain automotive financing source affiliates of our stockholders. When utilized, amounts paid for development costs and utilization incentives will be recorded against revenue. Amounts paid for marketing costs will be recorded to selling, general and administrative expenses. During 2004, we paid $0.5 million for development costs and utilization incentives and $0.1 million for marketing costs to related parties.
      We have entered into agreements with certain automotive finance affiliates of our stockholders whereby we share a portion of our eContracting subscription revenue with each such party. The total amounts of expense and accrued expenses to these related parties as of and for the year ended December 31, 2002, 2003 and 2004 were $6,656, $53,952 and $0.1 million, and $2,206, $5,082 and $97,803, respectively. The total amounts of expense and accrued expenses to these related parties as of and for the three months ended March 31, 2004 and 2005 (unaudited) were $28,346 and $36,551, and $23,374 and $52,965, respectively.

Service Agreements with Related Parties
      During 2003, we entered into an agreement with a stockholder who is a service provider for automotive dealers. Automotive dealer customers may subscribe to a product that, among other things, permits the electronic transfer of customer credit application data between our network and the related party’s dealer systems. We share a portion of the revenue earned from automobile dealer subscriptions for this product, with this related party, subject to certain minimums. The total amount of expense and accrued expenses to this

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
related party as of and for the years ended December 31, 2003 and 2004 were $1.5 million and $1.9 million, and $1.0 million and $0.4 million, respectively. The total amounts of expense and accrued expenses to this related party as of and for the three months ended March 31, 2004 and 2005 (unaudited) were $0.5 million and $0.5 million, and $1.1 million and $0.2 million, respectively.
      During 2003, we entered into several agreements with stockholders or their affiliates that are service providers for automotive dealers. Automotive dealers may utilize our network to access customer credit reports provided by these related parties. We earn revenue, subject to certain maximums, from these related parties for each credit report that is accessed using our web-based service. The total amounts of net revenue and accounts receivable from these related parties as of and for the years ended December 31, 2003 and 2004 were $0.5 million and $0.9 million, and $0.1 million and $0.2 million, respectively. The total amounts of net revenue and accounts receivable from these related parties as of and for the three months ended March 31, 2004 and 2005 (unaudited) were $0.1 million and $0.3 million, and $0.2 million and $0.3 million, respectively.

Operating Agreements with Related Parties
      We entered into several operating agreements with affiliates of stockholders under which we rented space within a data center, received customer support and other administrative services and contracted for consulting services through those related parties. The total amounts paid under these agreements were $0.2 million, $2.4 million and $1.0 million for the years ended December 31, 2002, 2003 and 2004, respectively. The total amounts paid under these agreements were $0.6 million and $0.1 million for the three months ended March 31, 2004 and 2005 (unaudited), respectively.
      Additionally, we maintain commercial banking and insurance brokerage relationships with an affiliate of a stockholder.

License Agreements with Related Parties
      We hold certain perpetual licenses to utilize software and use certain data provided by a stockholder. These licenses are an integral part of our business. The total amounts of expense and accrued expenses to this related party as of and for the years ended December 31, 2002, 2003 and 2004 were $16,603, $0.1 million and $0.4 million, and $9,776, $34,463 and $49,953, respectively, The total amounts of expense and accrued expenses to this related party as of and for the three months ended March 31, 2004 and 2005 (unaudited) were $39,338 and $0.2 million, and $39,612 and $0.1 million, respectively.

5.	Property and Equipment
      Property and equipment are recorded at cost and consist of the following (in thousands):

	Estimated	December 31,
	Useful Life			March 31,
	(Years)	2003	2004	2005

				(Unaudited)
Computer equipment	3	$6,046	$7,633	$7,883
Office equipment	5	540	739	739
Furniture and fixtures	5	355	442	439
Leasehold improvements	5-7	73	123	123

		7,014	8,937	9,184
Less: Accumulated depreciation and amortization		(4,428)	(6,088)	(6,527)

		$2,586	$2,849	$2,657

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Depreciation and amortization expense related to property and equipment was approximately $1.4 million, $1.8 million and $1.7 million for the years ended December 31, 2002, 2003 and 2004, respectively. Depreciation and amortization expense related to property and equipment was approximately $0.4 million and $0.4 million for the three months ended March 31, 2004 and 2005 (unaudited), respectively.

6.	Intangible Assets
      Intangible assets principally are comprised of customer contracts, licenses, patents, non-competition agreements and other. At December 31, the gross book value, accumulated amortization and amortization periods of the intangible assets were as follows (in thousands):

	December 31, 2003		December 31, 2004
					Amortization
	Gross Book	Accumulated	Gross Book	Accumulated	Period
	Value	Amortization	Value	Amortization	(Years)

Customer contracts	$9,400	$(2,555)	$18,472	$(7,845)	2-3
Patents/technology	1,700	(266)	3,420	(964)	2-5
Non-compete agreement	1,000	(157)	2,325	(513)	5
Licenses	2,016	(2,016)	—	—	2
Other	900	(141)	900	(321)	5

Total	$15,016	$(5,135)	$25,117	$(9,643)

      At March 31, 2005 (unaudited), the gross book value, accumulated amortization and amortization periods of the intangible assets were as follows (in thousands):

	March 31, 2005
			Amortization
	Gross Book	Accumulated	Period
	Value	Amortization	(Years)

	(Unaudited)
Customer contracts	$19,655	$(9,496)	2-3
Patents/technology	3,420	(1,264)	2-5
Non-compete agreement	2,325	(637)	5
Other	900	(366)	5

Total	$26,300	$(11,763)

      The amortization expense charged to income was $1.1 million in 2002, $3.7 million in 2003 and $6.5 million in 2004. The amortization charged to income was $1.2 million and $2.1 million for the three months ended March 31, 2004 and 2005 (unaudited), respectively.
      Amortization expense that will be charged to income for the subsequent five years is estimated, based on the December 31, 2004 book value, to be $8.1 million in 2005, $4.5 million in 2006, $2.4 million in 2007, $0.4 million in 2008 and $0.1 million in 2009.

7.	Goodwill
      The change in carrying amount of goodwill in 2003 is as follows (in thousands):

Balance at January 1, 2003	$—
Acquisition of Credit Online (see Note 3)	5,128

Balance at December 31, 2003	$5,128

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The changes in the carrying amount of goodwill in 2004 and for the three months ended March 31, 2005 (unaudited) are as follows (in thousands):

Balance at January 1, 2004	$5,128
Acquisition of dealerAccess (see Note 3)	746
Acquisition of LML (see Note 3)	8,089
Recognition of acquired tax benefits related to Credit Online (see Note 12)	(1,182)

Balance at December 31, 2004 and as of March 31, 2005 (unaudited)	$12,781

8.	Other Accrued Liabilities
      Following is a summary of the components of other accrued liabilities (in thousands):

	December 31,	December 31,	March 31,
	2003	2004	2005

			(Unaudited)
Professional fees	$406	$603	$979
Insurance	43	75	224
Equipment	—	825	—
Relocation and recruitment	48	212	—
Taxes	60	77	425
Customer deposits	—	2,989	2,978
Revenue share	225	209	320
Accrued servicing costs	—	1,364	1,146
Deferred acquisition costs	—	—	410
Other	228	572	542

Total other accrued liabilities	$1,010	$6,926	$7,024

9.	Redeemable Convertible Participating Preferred Stock
      As of December 31, 2004 and March 31, 2005 (unaudited), our certificate of incorporation, as amended, authorized 21,185,000 shares of $.01 par value preferred stock and designated 2,000,000 shares as Series A Preferred Stock, 3,625,000 as Series B Preferred Stock, 625,000 shares as Series A-1 Preferred Stock, 625,000 shares as Series B-1 Preferred Stock, 6,000,000 shares as Series C Preferred Stock, 2,125,000 shares as Series C-1 Preferred Stock, 250,000 shares as Series C-2 Preferred Stock, 4,450,000 shares as Series A-2 Preferred Stock and 1,485,000 shares as Series C-3 Preferred Stock. These classes of preferred stock are convertible under certain circumstances.

Reverse Stock Split
      On March 19, 2003, each eight shares of common stock issued and outstanding was combined, reclassified and changed into one share of common stock. Similarly, each eight shares of issued and outstanding Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock were combined, reclassified and changed into one share of preferred stock of their respective series. In lieu of any fractional interests in shares of preferred stock or common stock, stockholders of those fractional shares are entitled to receive cash payment representing the fair value of that fractional share. All amounts due for fractional shares have been paid out. Amounts paid

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
were insignificant. All share information has been restated in the consolidated financial statements to reflect this stock split.

Series A Preferred Stock and Series B Preferred Stock
      On February 1, 2001, we issued an aggregate of 2,000,000 and 3,618,750 shares of Series A Preferred Stock and Series B Preferred Stock, respectively. Of these amounts 2,000,000 shares of Series A Preferred Stock and 1,250,000 shares of Series B Preferred Stock were issued to the founder in exchange for contributed assets valued at $9.9 million consisting primarily of capitalized software and fixed assets transferred from a related party. As the transfer was determined to be between entities under common control on the date of transfer, the assets were recorded by us at the related party’s net carrying value. The remaining 2,368,750 shares of Series B Preferred Stock were issued to third parties for $19.0 million in cash and incurred issuance costs related to the offering of $32,283.

Series A-1 Preferred Stock and Series B-1 Preferred Stock
      On August 10, 2001, in connection with the acquisition of webalg, inc., we issued 624,630 and 624,630 shares of Series A-1 Preferred Stock and Series B-1 Preferred Stock, respectively, in exchange for all of the outstanding shares of webalg.

Series C Preferred Stock
      On December 28, 2001, we issued 5,942,254 shares of Series C Preferred Stock in exchange for $13.5 million and the conversion of convertible promissory notes of $9.3 million, inclusive of $0.3 million in interest, issued or assumed during 2001 by us.

Series C-1 Preferred Stock
      On April 22, 2002, we issued 2,119,851 shares of Series C-1 Preferred Stock to new investors in exchange for $7.5 million in cash and incurred issuance costs related to the offering of $0.8 million.

Series C-2 Preferred Stock
      On December 4, 2002, we issued 139,924 shares of Series C-2 Preferred Stock to certain members of our management and certain directors in exchange for $495,000 in cash and incurred issuance costs related to the offering of $10,334.

Series A-2 Preferred Stock and Series C-3 Preferred Stock
      On March 19, 2003, in connection with the acquisition of Credit Online (see Note 3), we issued 4,449,856 and 1,483,285 shares of Series A-2 Preferred Stock and Series C-3 Preferred Stock, respectively, in exchange for all of the outstanding capital stock of Credit Online.
      Each series of preferred stock had the following features:

Dividends
      As of December 31, 2004 and March 31, 2005 (unaudited), each share of preferred stock (other than the Series A-2 Preferred Stock and the Series C-3 Preferred Stock issued in conjunction with the Credit Online acquisition) (see Note 2) had the right to dividends up to and until December 31, 2002, at a rate of 8% per annum of the Adjusted Cost (as defined in the certificate of incorporation, as amended), such dividends to be paid when, as and if declared by our board of directors. Dividends which are not paid in cash will accrue and compound and will be payable upon a Liquidity Event and/or when actually converted into common stock.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The preferred stock will participate in any and all payments on the common stock on an as-converted basis. Notwithstanding the foregoing, no dividends shall be declared and paid in cash on any shares of common stock unless and until (a) all accrued and unpaid dividends declared but unpaid on the preferred stock have been paid, and (b) a like dividend has been declared and paid on the preferred stock. No dividends shall be declared and paid in cash on any shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock or Series B-1 Preferred Stock unless and until all accrued and unpaid dividends declared but unpaid on the Series C Preferred Stock, the Series C-1 Preferred Stock and the Series C-2 Preferred Stock have been paid. As amended with the issuance of the Series C-1 Preferred Stock on April 22, 2002, no dividends may be declared or paid to any class of capital stock until the occurrence of a Qualified Public Offering (as defined in the certificate of incorporation, as amended) or Liquidity Event in which the holders of Series C Preferred Stock and Series C-1 Preferred Stock receive cash or freely tradable securities equal to four times their original investment. Cumulative dividends on the Series A Preferred Stock, the Series B Preferred Stock, the Series A-1 Preferred Stock, the Series B-1 Preferred Stock, the Series C Preferred Stock, the Series C-1 Preferred Stock and the Series C-2 Preferred Stock are $2.5 million, $4.6 million, $0.6 million, $0.6 million, $1.8 million, $0.4 million and $2,930, respectively, at December 31, 2002, 2003, 2004 and March 31, 2005 (unaudited).

Liquidation Preference
      Upon the occurrence of a Liquidity Event, the holders of Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock will be entitled to receive, in preference to holders of common stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock and Series B-1 Preferred Stock, an amount equal for each share to the price per share, plus in the case of each share, any and all dividends accrued but unpaid thereon. The Series B Preferred Stock and the Series B-1 Preferred Stock will be junior to Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and the Series C-3 Preferred Stock and will have priority over the Series A Preferred Stock, the Series A-1 Preferred Stock, the Series A-2 Preferred Stock and the common stock. The Series A Preferred Stock, Series A-1 Preferred Stock and the Series A-2 Preferred Stock will be junior to the Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and the Series C-3 Preferred Stock, the Series B Preferred Stock and the Series B-1 Preferred Stock and senior to the common stock.

Alternative Liquidation Preference
      Prior to the conversion of all series of Preferred Stock as described below, the Series A Preferred Stock, the Series A-1 Preferred Stock, the Series A-2 Preferred Stock, the Series B Preferred Stock and the Series B-1 Preferred Stock (collectively, “the Alternative Liquidation Stock”) shall be entitled to an Alternative Liquidation Preference including dividends of $5.1 million, $2.4 million, $4.8 million, $10.1 million and $2.4 million, respectively at December 31, 2003 and 2004 and March 31, 2005 (unaudited). The Alternative Liquidation Stock will subsequently participate with the Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock and with common stock with respect to any of our remaining assets.

Voting
      Each share shall entitle the holder thereof to one vote per share after taking into account any anti-dilution adjustments. The consent of holders owning, in the aggregate, more than seventy-five percent (75%) of the common stock owned by all holders of preferred stock outstanding at such time, determined on an as-converted basis, voting separately as a class, will be required for certain events as such events are provided in our existing certificate of incorporation.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Anti-Dilution Adjustments
      The Conversion Price (as defined in the certificate of incorporation, as amended) will be subject to adjustment (i) on a weighted average basis to prevent dilution as a result of the issuance of additional equity at a purchase price less than the then-applicable Conversion Price, and (ii) on a pro rata basis in the event of a stock dividend, stock split, or similar event. Conversion Price adjustments are subject to customary exceptions as provided in the existing certificate of incorporation.

Conversion
      Each share of preferred stock is convertible at any time and from time to time, at the option of each holder, into the number of shares of common stock equal to the quotient obtained by dividing (a) the Series A Preference Amount, the Series B Preference Amount, the Series A-1 Preference Amount, the Series B-1 Preference Amount, the Series C Preference Amount, the Series C-1 Preference Amount, the Series C-2 Preference Amount, the Series A-2 Preference Amount or the Series C-3 Preference Amount (as each is defined in the certificate of incorporation, as amended), as the case may be, by (b) the conversion price, as adjusted for any anti-dilution adjustments described above. The preferred stock will automatically convert upon the closing of a firm commitment underwritten public offering with net proceeds of at least $20.0 million and a per-share price of at least $10.6128 (subject to adjustment for (i) stock splits, combinations, reclassifications and the like, and (ii) an adjustment to the price per share as defined).
      The Conversion Cost (as defined in the certificate of incorporation, as amended) (as adjusted for stock splits) as of December 31, 2004 and March 31, 2005 for the Series A Preferred Stock, the Series B Preferred Stock, the Series A-1 Preferred Stock and the Series B-1 Preferred Stock was $5.6800. The conversion cost for the Series C Preferred Stock, the Series C-1 Preferred Stock and the Series C-2 Preferred Stock was $3.5380 and the Series A-2 Preferred Stock and Series C-3 Preferred Stock was $10.2400.

Put Provision
      In the event we have not had a Liquidity Event or a Qualified Public Offering, and so long as the original purchasers of Series C-1 Preferred Stock own 85% of such stock that was originally purchased by such stockholders and that the Series C-1 Preferred Stock have a fair market value of at least $30 million on such date, at any time after April 15, 2007 and prior to April 15, 2008, our stockholders’ agreement, as amended, grants the holders of the Series C-1 Preferred Stock the right to request us to purchase the outstanding Series C-1 Preferred Stock at the then fair market value. The determination of fair market value of the Series C-1 Shares is to be performed by an independent valuation approved by the Series C-1 stockholders.

10.	Common Stock
      As of December 31, 2004 and March 31, 2005 (unaudited), our certificate of incorporation, as amended, authorized 30,000,000 shares of common stock. Approximately 29,700,000 shares of common stock were reserved for issuance upon the conversion of the Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock and Series C-2 Preferred Stock and Series C-3 Preferred Stock and upon the issuance of shares of common stock in connection with our 2001 Stock Option Plan.

11.	401(k) Plan
      During 2001, we established a 401(k) Plan, which covers substantially all full-time employees meeting certain age and length of service requirements in accordance with section 401(k) of the Internal Revenue Code. Under the provisions of the 401(k) Plan, we make matching contributions equal to a percentage of the qualifying portion of the employee’s voluntary contribution, as well as an additional matching contribution at

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
year end and a nonelective contribution. Contributions under such plans for the years ended December 31, 2002, 2003 and 2004 were $0.2 million, $0.2 million and $0.3 million, respectively.

12.	Income Taxes
      The components of our income (loss) before income taxes are as follows (in thousands):

	Year Ended December 31,

	2002	2003	2004

United States	$—	$(3,217)	$7,856
Foreign	—	—	(195)

	$—	$(3,217)	$7,661

      The provision (benefit) for income taxes consists of the following (in thousands):

	Year Ended December 31,

	2002	2003	2004

Current tax provision:
Federal	$—	$—	$301
State and local	—	72	787
Foreign	—	—	(1)

Total current tax provision	—	72	1,087

Deferred tax benefit:
Federal	—	—	(3,691)
State and local	—	—	(988)

Total deferred tax benefit	—	—	(4,679)

Provision (benefit) for income taxes, net	$—	$72	$(3,592)

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted tax rates in effect in the year in which the differences are expected to reverse. A summary of the tax effects of the temporary differences is as follows (in thousands):
      The total provision for income taxes for the year ended December 31, 2004 does not reflect the utilization of a deferred tax asset of $0.4 million related to net operating loss carryforwards acquired from Credit Online Inc. This benefit was reflected as an adjustment to goodwill since it relates to the recognition of a deferred tax asset that was not recognized on the date of acquisition of Credit Online Inc. in March 2004. As of

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, all of the remaining deferred tax asset related to the acquired net operating losses is offset by a valuation allowance.

	December 31,

	2003	2004

Net operating loss carryforwards	$15,345	10,626
Capitalized software and web site development	(999)	(1,231)
Depreciation and amortization	112	168
Deferred compensation	—	702
Acquired intangibles	(3,118)	(2,174)
Tax credits	—	381
Other	320	652

Net deferred tax assets	11,660	9,124
Deferred tax asset valuation allowance	(11,660)	(3,263)

	$—	$5,861

      For the year ended December 31, 2004, the deferred tax asset valuation was reversed by $8.4 million. Included in this reversal is a $4.7 million benefit to our provision for income taxes, a $1.2 million adjustment to goodwill relating to a net operating loss acquired but not recognized at the date of acquisition of Credit Online in March 2003, coupled by a change in deferred tax assets of $2.5 million.
      Included in the December 31, 2004 deferred tax asset of $7.7 million is an offsetting deferred tax liability of $1.8 million.
      As of December 31, 2004, we had net operating loss carryforwards of $24.7 million for federal and state income tax purposes. The utilization of $10.0 million of these loss carryforwards may be subject to limitation under Section 382 of the Internal Revenue Code. These losses are available to reduce future taxable income and expire in varying amounts beginning 2018.
      The valuation allowance of $16.1 million as of December 31, 2003 consisted primarily of net operating loss carryforwards. Based on a number of factors, including our profits for the year ended December 31, 2004, and the level of projected future earnings based on current operations, we believe that it is more likely than not that we will generate sufficient taxable income in the future to be able to utilize a portion of our deferred tax asset as of December 31, 2004. As such, we have reversed that portion of our valuation allowance in the amount of $5.9 million during the three months ended December 31, 2004. $4.7 million of the reversal was recognized as a benefit to our income tax provision and $1.2 million of the reversal relates to an acquired tax benefit, which was not recognized at the acquisition date of Credit Online, Inc., as a valuation allowance was established against the deferred tax asset at such time. As a result, the reversal of the valuation allowance during the three months ended December 31, 2004 is recorded against goodwill. A valuation allowance has been established against the remaining $3.3 million of acquired tax benefit as of December 31, 2004. If this benefit is subsequently recognized, the reversal will be recorded against goodwill.
      The difference in income tax expense between the amount computed using the statutory federal income tax rate and our effective tax rate is primarily due to state taxes, permanent differences and the change in the valuation allowance.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The analysis of the effective tax rate for 2002, 2003 and 2004 is as follows:

	Year Ended December 31,

	2002	2003	2004

Pre-tax book income	34.0%	34.0%	34.0%
State taxes		2.2%	(2.5%)
Valuation allowance and other	(34.0)%	(38.4)%	(78.4%)

Total	0.0%	(2.2)%	(46.9%)

13.	Stock Option Plan

2001 Stock Option Plan
      On August 10, 2001, we adopted the 2001 Stock Option Plan, as amended. As of December 31, 2004, there were 3,300,000 shares of our common stock reserved for issuance to employees, directors and consultants.
      Options granted under the 2001 Stock Option Plan may be incentive stock options (ISOs) or non-qualified stock options (NSOs). ISOs may only be granted to employees. Our board of directors determines fair value and the period over which options become exercisable, however, except in the case of options granted to officers, directors and consultants, options shall become exercisable at a rate of not less than 20% per year over five years from the date the options are granted. The exercise price of ISOs and NSOs shall be no less than 100% and 85%, respectively, of the fair market value per share of our common stock on the grant date. If an individual owns stock representing more than 10% of the outstanding shares, the exercise price of each option shall be at least 110% of fair market value of the common stock, as determined by our board of directors.
      Options granted generally vest over a period of four years from the vesting commencement date, expire ten years from the date of grant and terminate, to the extent unvested, on the date of termination, and to the extent vested, generally at the end of the three-month period following termination of employment.

Stock Reissuance Program
      On or prior to October 31, 2003, 34 of our employees elected to tender 372,575 options to purchase shares of common stock under the 2001 Stock Option Plan in exchange for new options to purchase shares of common stock under the 2001 Stock Option Plan.
      The new options were granted on May 3, 2004, which was at least six months and one day following the date of cancellation of the old options. The terms of the new options were to be substantially the same as the tendered options, with the exception of the exercise price and vesting period. The exercise price was at the fair market value of the common stock on the grant date as determined in good faith by our board of directors. The vesting period remained the same as the originally tendered option grant date.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes the activity under our 2001 Stock Option Plan:

		Weighted-
	Number of	Average
	Shares	Exercise Price

Balance as of December 31, 2001	488,115	$7.6345
Options Granted	1,050,056	$3.0059
Options Exercised	(1,009)	$6.0000
Options Cancelled	(38,201)	$3.6356

Balance as of December 31, 2002	1,498,961	$4.4951
Options Granted	700,747	$2.8000
Options Exercised	(12,681)	$4.0517
Options Cancelled	(605,134)	$6.1547

Balance as of December 31, 2003	1,581,893	$3.1129
Options Granted	1,829,650	$2.8000
Options Exercised	(164,236)	$3.7778
Options Cancelled	(308,537)	$3.0544

Balance as of December 31, 2004	2,938,770	$2.8871
Options Granted	89,100	$9.0000
Options Exercised	(344,815)	$2.8212
Options Cancelled	(31,184)	$4.5097

Balance as of March 31, 2005 (unaudited)	2,651,871	$3.0819

      The number of options exercisable as of December 31, 2002 and 2003 was 301,210 and 565,692, respectively.
      The following table summarizes information concerning currently outstanding and exercisable options by four ranges of exercise prices as of December 31, 2004:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
	Number	Remaining	Average	Number	Average
Range of Exercise Price	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$2.80	2,404,167	8.5283	$2.80	714,366	$2.80
$3.12	509,072	6.0360	$3.12	386,220	$3.12
$6.00	19,907	1.4356	$6.00	19,734	$6.00
$8.00	5,624	3.1392	$8.00	5,264	$8.00

	2,938,770			1,125,584

14.	Commitments and Contingencies

Operating Leases
      We lease our office space and various office equipment under cancelable and noncancelable operating leases which expire on various dates through December 31, 2015. Total rent expense under operating leases was $0.5 million, $0.7 million and $1.0 million for the years ending December 31, 2002, 2003 and 2004, respectively.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Future minimum rental payments under the noncancelable operating leases are as follows (in thousands):

Years Ending December 31,

2005	$1,059
2006	1,187
2007	987
2008	1,029
2009	1,073
Thereafter	6,766

$12,101

Capital Leases
      The following is an analysis of the leased property under capital leases by major property class (in thousands):

	As of December 31,

	2003	2004

Computer equipment	$1,247	$1,526
Less: Accumulated depreciation	(117)	(588)

	$1,130	$938

      The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2004 (in thousands):

Years Ending December 31,

2005	$665
2006	515
Thereafter	—

Total minimum lease payments	$1,180

Less: Amount representing estimated executory costs (such as taxes, maintenance, and insurance), including profit thereon, included in total minimum lease payments	(246)

Net minimum lease payments	934
Less: Amount representing interest	(48)

Present value of net minimum lease payments	$886

Commitments
      Pursuant to employment or severance agreements with certain employees, we have a commitment to pay severance of approximately $2.2 million as of December 31, 2004 in the event of termination without cause, as defined in the agreements (see Note 16).
      We are a party to a variety of agreements pursuant to which we may be obligated to indemnify the other party with respect to breach of contract, infringement and other matters. Typically, these obligations arise in the context of agreements entered into by us, under which we customarily agree to hold the other party harmless against losses arising from breaches of representations. In these circumstances, payment by us is generally conditioned on the other party making a claim pursuant to the procedures specified in the particular agreement, which procedures typically allow us to challenge the other party’s claims. Further, our obligations under these agreements may be limited to indemnification of third party claims only and limited in terms of time and/ or amount. In some instances, we may have recourse against third parties for certain payments made by us.

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      It is not possible to predict the maximum potential amount of future payments under these or similar agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement. To date, we have not been required to make any such payment. We believe that if we were to incur a loss in any of these matters, it is not probable that such loss would have a material effect on our business or financial condition. It is possible, however, that such loss could have a material impact on our results of operations in an individual reporting period.

Legal Proceedings
      From time to time, we are a party to litigation matters arising in connection with the normal course of our business, none of which is expected to have a material adverse effect on us. In addition to the litigation matters arising in connection with the normal course of our business, we are party to the litigation described below.
      On January 28, 2004, we filed suit against RouteOne LLC in the United States District Court for the Eastern District of New York. Our complaint seeks declaratory and injunctive relief, as well as damages against RouteOne LLC for infringement of two patents owned by DealerTrack, Inc. which relate to a system and method for credit application processing and routing. Our complaint also seeks relief for RouteOne’s acts of copyright infringement, circumvention of technological measures and common law fraud and unfair competition. The case is still in the discovery stage.

15.	Segment Information
      In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” segment information is being reported consistent with our method of internal reporting. In accordance with SFAS No. 131, operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We have one reportable segment under SFAS No. 131. For enterprise-wide disclosure, we are organized primarily on the basis of service lines. Based on the nature and class of customer, as well as the similar economic characteristics, our product lines have been aggregated for disclosure purposes. We earn substantially all of our revenue in the United States. Revenue earned outside of the United States is less than 10% of our total net revenue.
      Supplemental disclosure of revenue by service type is as follows (in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Transaction services revenue	$11,196	$32,655	$51,769	$12,220	$16,439
Subscription services revenue	407	4,107	16,992	2,982	6,219
Other	108	1,917	1,283	174	613

Total net revenue	$11,711	$38,679	$70,044	$15,376	$23,271

16.	Subsequent Events

Credit Facilities
      On April 15, 2005, we and one of our subsidiaries, DealerTrack, Inc., entered into credit facilities comprised of a $25.0 million revolving credit facility and a $25.0 million term loan facility at interest rates of LIBOR plus 150 basis points or prime plus 50 basis points. Proceeds from borrowings under the credit facilities were used to fund a portion of the Chrome Systems Corporation (“Chrome”), North American Advanced Technology, Inc, and its affiliates (“NAT”) and Automotive Lease Guide (alg), LLC and

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Automotive Lease Guide (alg) Canada, Inc. (“ALG”) acquisitions. The revolving credit facility is available for general corporate purposes (including acquisitions), subject to certain conditions. As of June 30, 2005, we had $6.5 million available for additional borrowings under the revolving credit facility and no availability under the term loan facility. The revolving credit facility matures on April 15, 2008 and the term loan facility matures on April 15, 2010. We are required to use up to 25% of the proceeds of any equity issuance and 100% of the proceeds of a debt issuance or disposition to repay the term loan under our credit facilities.
      Our credit facilities contain restrictive covenants that limit our ability and our existing or future subsidiaries’ abilities, among other things, to:

•	access our, or our existing or future subsidiaries’, cash flow and value and, therefore, to pay interest and/or principal on our other indebtedness or to pay dividends on our common stock;

•	incur additional indebtedness;

•	issue preferred stock;

•	pay dividends or make distributions in respect of our, or our existing or future subsidiaries’, capital stock or to make certain other restricted payments or investments;

•	sell assets, including our capital stock;

•	enter into sale and leaseback transactions;

•	agree to payment restrictions;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our or the applicable subsidiary’s assets;

•	enter into transactions with our or the applicable subsidiary’s affiliates;

•	incur liens; and

•	designate any of our, or the applicable subsidiary’s, future subsidiaries as unrestricted subsidiaries.

      In addition, our credit facilities include other and more restrictive covenants and prohibit our subsidiaries from prepaying our other indebtedness while indebtedness under our credit facilities is outstanding. The agreements governing our credit facilities also require us and our subsidiaries to achieve specified financial and operating results and maintain compliance with specified financial ratios on a consolidated basis. Our and our subsidiaries’ ability to comply with these ratios may be affected by events beyond our control.
      Our credit facilities contain the following affirmative covenants, among others: delivery of financial statements, reports, budgets, officers’ certificates and other information requested by the lenders; payment of other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the lenders to inspect property and books and records; notices of defaults, litigation and other material events; and compliance with laws.

Recent Acquisitions

Automotive Lease Guide (alg), LLC and Automotive Lease Guide (alg) Canada, Inc.
      On May 25, 2005, we acquired substantially all the assets and certain liabilities of ALG for a purchase price of $39.5 million (including direct acquisition costs of approximately $0.3 million) in cash and notes payable to ALG. Additional consideration of $11.3 million may be paid contingent upon certain future increases in revenue of Automotive Lease Guide (ALG), Inc. and another of our subsidiaries through December 2009. We did not acquire the equity interest in us owned by ALG as part of the acquisition and DJR US, LLC, which was formerly known as Automotive Lease Guide (alg), LLC, remains one of our stockholders. ALG’s products and services provide lease residual value data for new and used leased automobiles and guidebooks and consulting services related thereto, to manufacturers, financing sources,

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
investment banks, automobile dealers and insurance companies. We intend to combine ALG’s lease residual value data with our other products and services to allow us to aggregate automotive industry information and report the aggregated information to dealers, financing sources and other industry participants. This acquisition was recorded under the purchase method of accounting, resulting in the total purchase price being preliminarily allocated to the assets acquired and liabilities assumed according to their estimated fair market values at the date of acquisition as follows:

Current assets	$95
Property and equipment	259
Intangible assets	39,256

Total assets acquired	39,610
Total liabilities assumed	(88)

Net assets acquired	$39,522

      Currently, we are completing a fair value assessment of the acquired assets, liabilities and identifiable intangibles and at the conclusion of the valuation the purchase price will be allocated accordingly.

North American Advanced Technology, Inc.
      On May 23, 2005, we acquired substantially all the assets and certain liabilities of NAT. NAT’s products and services streamline and automate many traditionally time-consuming and error-prone manual processes of administering aftermarket products, such as extended service contracts, guaranteed asset protection coverage, theft deterrent devices and credit life insurance. We intend to add NAT’s products and services to our suite of solutions in order to enhance our menu-selling offering and to add insurance and other aftermarket providers to our network. The purchase price was approximately $8.7 million (including direct acquisition costs of approximately $0.2 million) in cash. For the year ended December 31, 2004, NAT had revenue of approximately $3.2 million. Currently, we are completing a fair value assessment of the acquired assets, liabilities and identifiable intangibles and at the conclusion of the assessment the purchase price will be allocated accordingly.

Chrome Systems Corporation
      On May 10, 2005, we acquired substantially all the assets and certain liabilities of Chrome for a purchase price of $20.3 million (including direct acquisition costs of approximately $0.3 million) in cash. For the year ended December 31, 2004, Chrome had revenue of $12.8 million. Chrome’s products and services enable dealers, manufacturers, financing sources, Internet portals, consumers and insurance companies to configure, compare, and price automobiles on a standardized basis. This provides more accurate valuations for both consumer trade-ins and dealer used automobile inventory. We intend to integrate Chrome’s products and services into our network to create an expanded subscription product offering for our dealer customers. This acquisition was recorded under the purchase method of accounting such that the total purchase price has been preliminarily allocated to the assets acquired and liabilities assumed according to their fair market value at the date of acquisition as follows:

Current assets	$2,518
Property and equipment	912
Intangible assets	17,754

Total assets acquired	21,184
Total liabilities assumed	(859)

Net assets acquired	$20,325

DEALERTRACK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Currently, we are completing a fair value assessment of the acquired assets, liabilities and identifiable intangibles and at the conclusion of the valuation the purchase price will be allocated accordingly.

2005 Incentive Award Plan
      On May 26, 2005, our board of directors adopted, and our stockholders approved, our 2005 Incentive Award Plan. 3,100,000 shares of common stock are reserved for issuance under the 2005 Incentive Award Plan, as well as shares of common stock that remain available for future option grants under our 2001 Stock Option Plan, which totaled 79,800 on May 31, 2005, and any shares underlying any existing grants under our 2001 Stock Option Plan that are forfeited. The maximum number of shares which may be subject to awards granted under the 2005 Incentive Award Plan to any individual in any fiscal year is 750,000. On May 26, 2005, our board of directors granted an aggregate of 1,000,850 options, at an exercise price of $12.92, and an aggregate of 101,000 shares of restricted common stock to our officers and directors pursuant to the 2005 Incentive Award Plan.

Employee Stock Purchase Plan
      On May 26, 2005, our board of directors adopted, and our stockholders approved, our Employee Stock Purchase Plan (the “ESPP”). The ESPP will become effective on the date on which we file a registration statement on Form S-8 with respect to the ESPP. The total number of shares of common stock reserved and available for distribution under the ESPP is 1,500,000. For employees eligible to participate on the first date of an offering period, the purchase price of shares of common stock under the ESPP will be 85% of the fair market value of the shares on the date of purchase.

Employees’ Deferred Compensation Plan
      On May 26, 2005, our board of directors adopted our Employees’ Deferred Compensation Plan. The Employees’ Deferred Compensation Plan is a non-qualified retirement plan. The Employees’ Deferred Compensation Plan allows a select group of our management or highly compensated employees to elect to defer certain bonuses that would otherwise be payable to the employee. Amounts deferred under the Employees’ Deferred Compensation Plan are general liabilities of DealerTrack and are represented by bookkeeping accounts maintained on behalf of the participants. Such accounts are deemed to be invested in share units that track the value of our common stock. Distributions will generally be made to a participant following the participant’s termination of employment or other separation from service, following a change of control if so elected, or over a fixed period of time elected by the participant prior to the deferral. Distributions will generally be made in the form of shares of our common stock. Our Employees’ Deferred Compensation Plan is intended to comply with Section 409A of the Internal Revenue Code.

Commitments
      Subsequent to December 31, 2004, we amended certain employment and/or severance agreements with certain employees. As of the date of this report, we have a commitment to pay severance of approximately $7.4 million in the event of termination of certain employees without cause, as defined in the applicable agreements.

DEALERTRACK HOLDINGS, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Additions
	Beginning of	Charged to			Balance at
Description	Period	Expenses	Deductions		End of Period

	(In thousands)
As of December 31, 2002:
Allowance for doubtful accounts	$—	87	—		$87
Allowance for sales credits	$—	—	—		$—
Deferred tax valuation allowance	$5,205	6,414	—		$11,619
As of December 31, 2003:
Allowance for doubtful accounts	$87	555	(95)		$547
Allowance for sales credits	$—	69	—		$69
Deferred tax valuation allowance	$11,619	41			$11,660
As of December 31, 2004:
Allowance for doubtful accounts	$547	299	(206)		$640
Allowance for sales credits	$69	139	(149)		$59
Deferred tax valuation allowance	$11,660	—	(8,397	)(1)	$3,263

(1)	For the year ended December 31, 2004, the deferred tax asset valuation was reversed by $8.4 million. Included in this reversal is a $4.7 million benefit to our provision for income taxes, a $1.2 million adjustment to goodwill relating to a net operating loss acquired but not recognized at the date of acquisition of Credit Online in March 2003, coupled by a change in deferred tax assets of $2.5 million. Refer to footnote 12 for additional information.

Report of Independent Auditors
To the Owners of Automotive Lease Guide, LLC and
Automotive Lease Guide Canada, Inc.
      In our opinion, the accompanying combined balance sheets and the related combined statements of operations, changes in equity and cash flows present fairly, in all material respects, the combined financial position of Automotive Lease Guide, LLC, a California limited liability company and Automotive Lease Guide Canada, Inc., an S Corporation (the “Company”) at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
San Francisco, CA
July 22, 2005

AUTOMOTIVE LEASE GUIDE
Combined Balance Sheets

		December 31,
	March 31,
	2005	2004	2003

	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$1,058,102	$634,830	$1,631,550
Accounts receivable	1,267,658	1,514,728	1,550,955
Inventory	48,823	—	—
Prepaid expenses — current	46,515	52,851	25,997

Total current assets	2,421,098	2,202,409	3,208,502

Property and equipment, net	259,221	286,472	341,112
Noncurrent assets
Prepaid expenses — noncurrent	43,125	48,750	—
Investments	1,036,956	1,036,956	1,036,956

Total noncurrent assets	1,080,081	1,085,706	1,036,956

Total assets	$3,760,400	$3,574,587	$4,586,570

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and other accrued liabilities	$274,396	$187,568	$276,945
Accrued salaries and other benefits	207,589	34,492	60,554
Deferred revenue	459,328	624,230	449,007
Note payable — related party	1,575,000	1,575,000	1,575,000

Total current liabilities	2,516,313	2,421,290	2,361,506
Deferred revenue	75,000	86,250	—

Total noncurrent liabilities	75,000	86,250	—
Common stock, par value $0.01 per share; 1,000,000 shares authorized; 100,000 shares issued	1,000	1,000	1,000
Retained earnings	1,168,087	1,066,047	2,224,064

Total liabilities and owners’ equity	$3,760,400	$3,574,587	$4,586,570

The accompanying notes are an integral part of the financial statements.

AUTOMOTIVE LEASE GUIDE
Combined Statements of Operations

	Three Months Ended
	March 31,		Year Ended December 31,

	2005	2004	2004	2003

	(Unaudited)
Revenue	$1,959,627	$1,637,220	$7,828,644	$8,590,242
Cost of sales	600,196	739,264	3,126,566	3,389,175

Gross profit	1,359,431	897,956	4,702,078	5,201,067
Selling, general and administrative expenses	665,037	526,586	2,388,383	2,483,475

Income from operations	694,394	371,370	2,313,695	2,717,592

Other income (expense)
Interest income (expense)	(20,520)	(18,892)	(75,582)	(71,644)
Impairment of investment	—	—	—	(613,499)
Foreign currency gain	—	—	—	10,081

Total other income (expense)	(20,520)	(18,892)	(75,582)	(675,062)

Net income	$673,874	$352,478	$2,238,113	$2,042,530

The accompanying notes are an integral part of the financial statements.

AUTOMOTIVE LEASE GUIDE
Combined Statements of Changes in Equity

	Common	Retained
	Stock	Earnings	Total Equity

Balance at January 1, 2003	$1,000	$2,671,075	$2,672,075
Net income	—	2,042,530	2,042,530
Distributions	—	(2,489,541)	(2,489,541)

Balance at December 31, 2003	1,000	2,224,064	2,225,064
Net income	—	2,238,113	2,238,113
Distributions	—	(3,396,130)	(3,396,130)

Balance at December 31, 2004	$1,000	$1,066,047	$1,067,047

Net income (unaudited)	—	673,874	673,874
Distributions (unaudited)	—	(571,834)	(571,834)

Balance at March 31, 2005 (unaudited)	$1,000	$1,168,087	$1,169,087

The accompanying notes are an integral part of the financial statements.

AUTOMOTIVE LEASE GUIDE
Combined Statements of Cash Flows

	Three Months Ended		Year Ended December 31,

	2005	2004	2004	2003

	(Unaudited)
Cash flows from operating activities
Net income	$673,874	$352,478	$2,238,113	$2,042,530
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	27,251	32,648	168,945	155,771
Impairment of investment	—	—	—	613,499
Foreign currency gain	—	—	—	(10,081)
Changes in
Accounts receivable	247,070	371,466	36,227	107,684
Inventory	(48,823)	(46,654)	—	—
Prepaid expenses	11,961	6,156	(75,604)	1,133
Accounts payable and other accrued liabilities	259,925	59,985	(115,439)	2,892
Deferred revenue	(176,152)	(132,985)	261,473	(53,143)

Net cash provided by operating activities	995,106	643,094	2,513,715	2,860,285

Cash flows from investing activities
Proceeds from hedge, net	—	—	—	78,081
Purchase of property and equipment	—	(15,868)	(114,305)	(78,426)

Net cash used by investing activities	—	(15,868)	(114,305)	(345)

Cash flows from financing activities
Owner withdrawals	(571,834)	(1,610,626)	(3,396,130)	(2,489,541)

Net cash used by financing activities	(571,834)	(1,610,626)	(3,396,130)	(2,489,541)

Net change in cash and cash equivalents	423,272	(983,400)	(996,720)	370,399
Cash and cash equivalents
Beginning of period	634,830	1,631,550	1,631,550	1,261,151

End of period	$1,058,102	$648,150	$634,830	$1,631,550

Supplemental disclosures of cash flow information
Cash paid during the year for interest	$21,656	$19,688	$78,752	$88,349
Cash paid during the year for franchise taxes	$11,790	$—	$11,790	$11,790
The accompanying notes are an integral part of the financial statements.

AUTOMOTIVE LEASE GUIDE
NOTES TO COMBINED FINANCIAL STATEMENTS

1.	Business and Organization
      Automotive Lease Guide (the Company) consists of Automotive Lease Guide, LLC, a California limited liability company and Automotive Lease Guide Canada, Inc. (an S Corporation). The entities are owned by common ownership under the same percentage ownership between the partners. The companies are owned by three members owning 63%, 31% and 6% of the companies, respectively. ALG’s products and services provide lease residual value data for new and used leased automobiles and guidebooks and consulting services related thereto, to manufacturers, financing sources, investment banks, automobile dealers and insurance companies.

2.	Summary of Significant Accounting Policies

Basis of Presentation
      The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Both entities use the US dollar as their functional currency.

Principles of Combination
      The combined financial statements include the accounts and operations of Automotive Lease Guide, LLC and Automotive Lease Guide Canada, Inc. All material balances and transactions between the combined entities have been eliminated.

Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Interim Financial Statements
      The accompanying unaudited interim combined balance sheet as of March 31, 2005, the combined statements of operations for the three months ended March 31, 2005 and 2004, the combined statement of changes in equity for the three months ended March 31, 2005, and the combined statements of cash flows for the three months ended March 31, 2005 and 2004 are unaudited. These unaudited interim combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States. In our opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for fair presentation of the periods presented. The unaudited results for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for any subsequent quarterly or annual financial period, including for the year ending December 31, 2005.

Income Taxes
      No federal income tax provision has been included in the financial statements since income or loss for limited liability companies and S corporations are required to be reported by the respective members on their income tax returns. The Company pays state franchise tax based on gross revenue for the LLC and a 1.5% tax on Canadian taxable income for the S corporation.

AUTOMOTIVE LEASE GUIDE
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Comprehensive Income
      The Company does not have any transactions which would require them to record comprehensive income.

Cash and Cash Equivalents
      Cash and cash equivalents consist of cash on hand and in checking and savings accounts.

Credit risk
      Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash balances and trade receivables. The Company maintains cash balances at a single financial institution. The Company generally does not require collateral on trade receivables. At December 31, 2004 and 2003, no significant concentrations of credit risk exist.

Property and Equipment
      Property and equipment are stated at cost less accumulated depreciation and amortization. The double-declining balance method is used to depreciate the cost of property and equipment. Useful lives by asset category are as follows:

Computer equipment	5 years
Software	3 - 5 years
Furniture and office equipment	5 - 7 years
Leasehold improvements	7 years
      The useful life for leasehold improvements is the lesser of the life of the asset or the life of the lease. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation or amortization, with any resulting gain or loss included in the Statement of Operations.
      All internally developed software is capitalized in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. All research and development costs are expensed as incurred.

Fair value of financial instruments
      The fair value of cash, accounts receivable, other assets, and accounts payable and accrued expenses as reflected in the financial statements approximate their carrying value at December 31, 2004 and December 31, 2003, respectively.

Forward Hedges
      The Company entered into a foreign exchange forward solely for hedging purposes, whether or not it qualified for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Company did not meet the requirements for gain/(loss) deferral under SFAS No. 133 and accordingly, the Company used marked to market accounting. Under the marked to market approach, the gain or loss on the forward contract is recognized in income at the end of each period and upon settlement. Amounts to be paid/received under these agreements are recognized as a foreign exchange gain or loss in the Statement of Operations.

AUTOMOTIVE LEASE GUIDE
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Inventory
      The Company capitalizes direct costs directly attributable to the time incurred in determining the residual values for the guidebooks which are issued for two months. All amounts capitalized are expensed upon delivery date of the product to the customer. The costs incurred in association with these projects are recorded in costs of sales in the Statement of Operations.

Impairment of Long-Lived Assets
      The Company assesses long-lived assets for impairment whenever there is an indication that the carrying amount of the asset may not be recoverable. With respect to its investments, the Company makes its estimate of fair value by considering recent investee equity transactions, discounted cash flow analyses and balance sheet liquidation values. If the fair value of the investments dropped below the carrying amount, management considers several factors when determining whether an other-than-temporary decline in market value has occurred including the length of the time and the extent to which the market value has been below cost, the financial condition and near-term prospects of the issuer, the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value, and other factors influencing the fair market value, such as general market conditions.

Accounts Receivable and Revenue Recognition
      Revenue is recognized upon determination of a fixed or determinable fee, pervasive evidence of an arrangement exists, collectibility of the fee is reasonably assured, and delivery has occurred or services provided. Revenue is recognized in the period that the subscription or service is provided. Advanced billings for advanced listings are recorded as deferred revenue and recognized pro rata as fulfilled over the terms of the applicable agreement.
      The Company follows Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables” for revenue recognition of revenues derived from a single contract that contains multiple products or services. For multiple element arrangements, the Company believes it has only a single unit of accounting for all such arrangements noted.
      The Company has not recorded an allowance for doubtful accounts. The Company recorded write-offs of $24,434 and $6,567 in 2004 and 2003, respectively. The Company did not record any write-offs for the three months ended March 31, 2005 (unaudited).

3.	Property and Equipment
      Property and equipment consist of the following:

		December 31,
	March 31,
	2005	2004	2003

	(Unaudited)
Computer equipment	$276,628	$276,628	$237,008
Software	239,438	239,438	172,422
Furniture and office equipment	174,349	174,349	166,680
Leasehold improvements	177,815	177,815	177,815

	868,230	868,230	753,925
Less accumulated depreciation	(609,009)	(581,758)	(412,813)

Total property and equipment	$259,221	$286,472	$341,112

AUTOMOTIVE LEASE GUIDE
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Depreciation and amortization expense was $168,945 and $155,771 for 2004 and 2003, respectively. Depreciation and amortization expense was $27,251 and $32,648 for the three months ended March 31, 2005 and 2004 (unaudited), respectively.

4.	Investments
      On August 10, 2001, the Company sold their 50% investment in webalg, inc., a joint venture with J.P. Morgan Partners LLC, to DealerTrack Holdings, Inc. (“DealerTrack”). In connection with the sale of the investment, the Company received consideration of 624,630 shares of DealerTrack Series A-1 Preferred Stock. Additionally, on December 28, 2001, the Company purchased from DealerTrack, 270,587 shares of Series C Preferred Stock in exchange for the conversion of a convertible note, including interest, for cash consideration of approximately $1.1 million. The total investment represents a 5% interest in DealerTrack and is accounted for under the cost-method of accounting.
      In connection with services provided during the joint venture with webalg, inc. the Company’s chief executive officer holds stock options in DealerTrack.
      On April 25, 2002, the Company entered into an agreement to purchase a 25% interest in a German Company, Bahr & Fess Forecasts GmbH, for approximately $0.6 million, including approximately $0.1 million in acquisition costs. The 25% interest was accounted for under the equity-method of accounting with an equity loss of approximately $12,000 for 2002. During 2003, the Company determined due to consecutive years of losses by Bahr & Fess and future projected losses that the carrying amount of the equity-method investment in Bahr & Fess was impaired on a basis that was other than temporary. The Company recorded an impairment charge of approximately $613,499 in 2003.

5.	Related Party Transactions
      The majority owner loaned the Company $1,575,000, which is payable on demand with quarterly interest payments at 1% above the average Wall Street Journal prime rate. Interest amounts paid in 2004 and 2003 were $78,752 and $88,349 respectively, with amounts owed of $21,656 and $19,688 at December 31, 2004 and 2003, respectively.
      The Company is renting a facility from the same majority owner, which is used for printing. This lease is month-to-month at $3,000 a month. Amounts paid to the owner in 2004 and 2003 were $36,000 each year with $0 owed at year end.
      The Company recognized revenue from DealerTrack and its subsidiaries of $1,017,072 and $709,839 for 2004 and 2003, respectively. The Company recognized revenue from DealerTrack and its subsidiaries of $258,388 and $202,195 for the three months ended March 31, 2005 and 2004 (unaudited), respectively.

6.	Financial Instruments
      The Company used a derivative financial instrument to modify its exposure to market risks from changes in foreign exchange rates. The Company does not hold or enter into financial instruments for speculative trading purposes.
      The Company entered into a forward contract on euros with a bank on May 30, 2002. The forward contract was for a notional amount of 584,000 euros to be settled on February 14, 2003. Also, the Company recognized an additional gain of $10,801 upon settlement in the foreign exchange gain line item in the combined Statement of Operations.

AUTOMOTIVE LEASE GUIDE
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

7.	401(k) Plan
      The Company adopted a 401(k) plan that covers all employees who have obtained twenty-one years of age and worked for the Company at least two months. Employees may contribute up to 15% of compensation. The Company’s contribution to the plan is determined each year at the discretion of the owners. The plan allows both discretionary and bonus contributions. Employer contributions in 2004 and 2003 were $6l,911 and $67,l51, respectively. In 2003 and 2004, the employer contribution was 100% of the employee contribution.

8.	Commitments and Contingencies
      The Company leases office space in Santa Barbara, California. The term of the lease is for seven years effective March 1, 2000, and calls for monthly rent of $14,686, adjusted annually for CPI. As part of the lease, the Company also pays monthly common area expenses.
      The Company is leasing a commercial printer and a computer to operate the printer, under non-cancelable operating leases. The leases are for five years and expire in May 2007. The total monthly rent and maintenance contract is $12,126.
      Total rent expense for 2004 and 2003 was $218,789 and $199,994 respectively.
      Minimum future lease payments on operating leases are as follows:

2005	$321,230
2006	325,416
2007	138,912

Total minimum future rent payments	$785,558

9.	Subsequent Event
      On May 25, 2005, DealerTrack acquired substantially all the assets and liabilities of ALG for a purchase price of approximately $39.2 million in cash, deferred purchase costs, and a note payable of $1.8 million to ALG. There is contingent consideration of $11.3 million to be paid by DealerTrack in the event certain future increases in revenue of ALG and another subsidiary of DealerTrack are achieved.

Independent Auditors’ Report
The Board of Directors
Chrome Systems Corporation:
      We have audited the accompanying balance sheet of Chrome Systems Corporation (a Delaware corporation) as of December 31, 2004, and the related statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chrome Systems Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Portland, Oregon
March 25, 2005, (except for the matter
     discussed in Note 12, for which the
     date is April 15, 2005)

CHROME SYSTEMS CORPORATION
Balance Sheets

	March 31,	December 31,
	2005	2004

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,689,088	3,003,494
Accounts receivable, less allowance for doubtful accounts of $49,312 in 2005 and $50,000 in 2004	1,846,777	1,821,010
Prepaid expenses	362,928	241,500
Other current assets	1,194,342	235,845

Total current assets	6,093,135	5,301,849
Property and equipment, net	977,017	908,415
Other assets	184,497	186,266

Total assets	$7,254,649	6,396,530

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$148,447	59,696
Accrued expenses	2,206,367	1,140,328
Current portion of capital lease obligations	2,790	12,314
Deferred revenue	1,780,466	1,610,005

Total current liabilities	4,138,070	2,822,343
Commitments and contingencies
Stockholders’ equity:
Convertible preferred stock, Series A, $0.001 par value. Authorized, issued, and outstanding 6,315,788 shares (liquidation preference of $2,999,999)	6,316	6,316
Convertible preferred stock, Series B, $0.001 par value. Authorized 27,000,000 shares; issued and outstanding 12,792,400 shares (liquidation preference of $21,875,004)	12,792	12,792
Common stock, $0.001 par value. Authorized 120,000,000 shares; issued and outstanding 18,248,139 shares	18,248	18,248
Additional paid-in capital	26,390,368	26,390,368
Accumulated deficit	(23,311,145)	(22,853,537)

Total stockholders’ equity	3,116,579	3,574,187

Total liabilities and stockholders’ equity	$7,254,649	6,396,530

See accompanying notes to financial statements.

CHROME SYSTEMS CORPORATION
Statements of Operations

	Three Months Ended
	March 31		Year Ended
			December 31,
	2005	2004	2004

	(Unaudited)	(Unaudited)
Revenues	$2,998,631	2,921,444	12,769,257
Cost of revenues	607,815	577,344	2,214,083

Gross profit	2,390,816	2,344,100	10,555,174
Operating expenses:
Research and development	649,349	534,834	2,129,484
Sales and marketing	720,891	616,877	2,325,861
General and administrative	1,473,914	1,166,105	4,613,649

Total operating expenses	2,844,154	2,317,816	9,068,994

Income (loss) from operations	(453,338)	26,284	1,486,180
Other income (expense):
Interest income	7,305	1,578	10,423
Interest expense	(2,275)	(13,965)	(18,858)
Other, net	—	—	45

Total other income (expense)	5,030	(12,387)	(8,390)

Income (loss) before income taxes	(448,308)	13,897	1,477,790
Income tax provision	(9,300)	—	(33,574)

Net (loss) income	$(457,608)	13,897	1,444,216

See accompanying notes to financial statements.

CHROME SYSTEMS CORPORATION
Statements of Stockholders’ Equity
Three months ended March 31, 2005 (unaudited) and year ended December 31, 2004

	Series A		Series B
	Preferred Stock		Preferred Stock		Common Stock		Additional
							Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance as of December 31, 2003	6,315,788	$6,316	12,792,400	$12,792	18,246,889	$18,247	26,389,994	(24,297,753)	2,129,596
Exercise of stock options					1,250	1	374	—	375
Net income	—	—	—	—	—	—	—	1,444,216	1,444,216

Balance as of December 31, 2004	6,315,788	6,316	12,792,400	12,792	18,248,139	18,248	26,390,368	(22,853,537)	3,574,187
Net loss (unaudited)	—	—	—	—	—	—	—	(457,608)	(457,608)

Balance as of March 31, 2005 (unaudited)	6,315,788	$6,316	12,792,400	$12,792	18,248,139	$18,248	26,390,368	(23,311,145)	3,116,579

See accompanying notes to financial statements.

CHROME SYSTEMS CORPORATION
Statements of Cash Flows

	Three Months Ended
	March 31		Year Ended
			December 31,
	2005	2004	2004

	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(457,608)	13,897	1,444,216
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	116,363	124,544	479,787
(Increase) decrease in:
Accounts receivable	(25,767)	12,568	(256,892)
Prepaid expenses	(121,428)	3,481	(17,725)
Other assets	(956,728)	61,099	(28,830)
Increase (decrease) in:
Accounts payable and accrued expenses	1,154,790	312,066	353,959
Deferred revenue	170,461	(70,650)	46,283

Net cash provided by (used in) operating activities	(119,917)	457,005	2,020,798

Cash flows from investing activities:
Purchases of property and equipment	(184,965)	(87,236)	(591,076)

Net cash used in investing activities	(184,965)	(87,236)	(591,076)

Cash flows from financing activities:
Repayments of capital lease obligations	(9,524)	(10,031)	(64,786)
Proceeds from issuance of common stock	—	—	375

Net cash used in financing activities	(9,524)	(10,031)	(64,411)

Net decrease in cash and cash equivalents	(314,406)	359,738	1,365,311
Cash and cash equivalents at beginning of year	3,003,494	1,638,183	1,638,183

Cash and cash equivalents at end of year	$2,689,088	1,997,921	3,003,494

Cash paid during the year for interest	$2,275	13,965	18,858
Cash paid during the year for income taxes	9,300	—	65,184
See accompanying notes to financial statements.

CHROME SYSTEMS CORPORATION
Notes to Financial Statements
Summary of Significant Accounting Policies

(a)	Nature of Operations
      Chrome Systems Corporation (the Company) develops and distributes vehicle configuration and pricing information software to customers throughout the United States and Canada.

(b)	Concentration of Credit Risk
      The Company grants credit to its customers which are primarily internet portals, credit unions, and automotive manufactures or dealerships. The Company had receivables of $1,005,925 from one customer at December 31, 2004. The Company generated revenues of $6,474,238 during 2004 from this same customer.

(c)	Cash and Cash Equivalents
      For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(d)	Accounts Receivable
      Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience.

(e)	Fair Value of Financial Instruments
      The Company’s financial instruments consist of accounts receivable, accounts payable, and capital lease obligations. For the periods presented, the fair value of the Company’s financial instruments approximate their carrying value.

(f)	Property and Equipment
      Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, principally three to seven years. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the lease. Expenditures for repairs and maintenance are charged to current operations and costs related to renewals and improvements that add significantly to the useful life of an asset are capitalized.

(g)	Revenue Recognition
      The Company recognizes revenue in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition. New and renewal software subscription revenue is deferred upon invoicing the customer and is recognized ratably over the term of the subscription agreement. Service revenues are recognized as the related services are performed. Transaction fees are recognized when earned.

(h)	Software Development Costs
      Development costs related to software products for sale are expensed as incurred until technological feasibility of the product has been established in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release were not significant in 2004 and, accordingly, no costs were capitalized.

CHROME SYSTEMS CORPORATION
Notes to Financial Statements — (Continued)
      Software development costs incurred for significant improvements or enhancements for software developed for internal use are capitalized in accordance with Statement of Position SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Capitalized software development costs, which are included in property and equipment totaled $967,737 at December 31, 2004 and are being amortized over 36 months. Accumulated amortization on these software development costs totaled $438,096 at December 31, 2004.

(i)	Advertising Expenses
      Advertising, promotion, and marketing expenses are charged to expense as incurred. Advertising expenses were $178,827 during the year ended December 31, 2004.

(j)	Stock-Based Compensation
      The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB 25, compensation expense is based on the difference, if any, on the date of grant between the exercise price of the instrument granted and the fair value of the underlying stock.
      In December 2003, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As allowed under SFAS No. 148, the Company will continue to account for stock-based compensation according to APB No. 25. If the Company had accounted for its stock-based compensation plans in accordance with SFAS No. 123, the Company’s net income would approximate the pro forma disclosures below:

	Three Months Ended
	March 31,		Year Ended
			December 31,
	2005	2004	2004

	(Unaudited)	(Unaudited)
Net income (loss), as reported	$(457,608)	13,897	1,444,216
Deduct total stock-based employee compensation expense determined under fair value-based method for all awards not previously included in net income	(1,781)	(19,505)	(78,020)

Pro forma net income (loss)	$(459,389)	(5,608)	1,366,196

      The fair value of compensation cost reflected in the above pro forma amounts were estimated using the Black-Scholes option pricing model. The following assumptions were applied in determining the pro forma compensation cost.

Risk-free interest rate	3.94%
Expected dividend yield	—%
Expected option life (years)	7.0
Volatility	—%
Fair value of options (all granted at prices equal to or exceeding market)	$0.072
      In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods

CHROME SYSTEMS CORPORATION
Notes to Financial Statements — (Continued)
or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. For nonpublic companies, this Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement will be effective for the Company as of January 1, 2006.

(k)	Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. On an ongoing basis, the Company evaluates its estimates, including those related to its allowance for doubtful accounts, useful life of property and equipment, income taxes, and commitments and contingencies. Actual results could differ from those estimates.

(l)	Interim Financial Information
      The accompanying unaudited consolidated financial statements as of March 31, 2005 and 2004 and for the periods then ended have been prepared in conformity with accounting principles generally accepted in the United States and reflect all material normal recurring adjustments. However, certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the consolidated financial statements as of March 31, 2005 and 2004 and for the periods then ended included adjustments necessary for a fair presentation of the results of the interim periods presented.

(2)	Property and Equipment
      Property and equipment consist of the following:

Equipment	$3,727,641
Software licenses	58,431
Furniture and fixtures	523,392
Leasehold improvements	186,618
Capitalized software development costs	967,737

5,463,819
Less accumulated depreciation and amortization	(4,555,404)

$908,415

      Property and equipment at December 31, 2004 includes equipment with a cost of $221,645 and accumulated depreciation of $221,645 obtained under leases that have been capitalized.

(3)	Obligations Under Capital Leases
      The Company leases certain equipment under capital leases. The leases are payable in monthly installments through 2005, with interest ranging from 7% to 29%.

CHROME SYSTEMS CORPORATION
Notes to Financial Statements — (Continued)
      Future minimum payments required by capital lease obligations at December 31, 2004 are as follows:

Year ending December 31:
2005	$12,608

Total minimum obligations	12,608
Less amounts representing interest	(294)

Present value of future minimum lease payments	$12,314

(4)	Line of Credit
      On April 25, 2003, the Company entered into a loan and security agreement (the Agreement) with a bank. The agreement provides for a revolving line of credit and other services. Other services consist of letters of credit, foreign exchange services, and cash management services, including merchant services, direct deposit of payroll, a business credit card, and check cashing services. The maximum amount available under the line of credit is $1,000,000, however this is limited to 80% of eligible accounts receivable as defined in the agreement. The amount available for other services is limited to $500,000.
      Interest accrues at a per annum rate equal to the greater of 1.5% points above the Prime Rate, (5.25% at December 31, 2004) or 5.75%. Interest payments are due monthly and the line of credit expires on April 17, 2005, at which time all amounts are immediately payable. The agreement contains quick ratio and minimum tangible net worth covenants and the Company’s tangible and intangible assets secure the balances outstanding. The Company had no borrowings as of December 31, 2004.

(5)	Income Taxes
      The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS 109 uses the asset and liability method so that deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws and tax rates. Deferred income tax expenses or benefits are based on the changes in the financial statement bases versus the tax bases in the Company’s assets or liabilities from period to period.
      At December 31, 2004, the Company had net operating loss carryforwards of approximately $18,357,000, for both federal and state tax purposes. The federal net operating loss carryforwards expire on various dates through 2022, while the state net operating loss carryforwards expire on various dates through 2017.
      As of December 31, 2004, the Company’s deferred tax assets are comprised primarily of net operating loss carryforwards. There are no significant deferred tax liabilities. The Company believes that, based on a number of factors, there is sufficient uncertainty regarding the realizability of net deferred tax assets such that a full (100%) valuation allowance should be recorded. The net change in total valuation allowance for the year ended December 31, 2004 was a decrease of $751,000. Management will continue to assess the realizability of the tax benefits available to the Company based on actual and forecasted operating results. Ownership changes may significantly limit the utilization of net operating loss carryforwards in the future.

(6)	Operating Lease Commitments
      In October of 2002, the Company renewed an operating lease for administrative offices that expires in August 2008. The Company is also obligated under terms of noncancelable operating leases for office

CHROME SYSTEMS CORPORATION
Notes to Financial Statements — (Continued)
equipment, which expire at various times through February 2005. Future minimum lease payments under operating leases at December 31, 2004 are as follows:

Year ending December 31:
2005	$394,056
2006	387,549
2007	396,945
2008	223,233
Thereafter	30,300

Total	$1,432,083

      Total rent expense for all operating leases amounted to approximately $324,000 in 2004.

(7)	Convertible Preferred Stock
      During 2000, the Company issued 12,792,400 shares of Series B preferred stock for a price of $1.71 per share. Proceeds, net of issuance costs, amounted to $20,551,176. In 1999, the Company issued 6,315,788 shares of Series A preferred stock for a price of $0.475 per share. Proceeds, net of issuance costs, amounted to $2,796,981. Certain provisions relating to the Series A and Series B shares are the same unless otherwise noted.
      In the event of any liquidation or sale of the Company, the holders of the Series A and Series B preferred stock will be entitled to receive in preference to the holders of common stock, the amount of $0.475 and $1.71 per share (the Initial Payment), respectively. After the Initial Payment has been made, the holders of the Series B preferred stock and the holders of the common stock shall participate in the distribution of any remaining assets pro rata based on the number of shares they hold (on an as converted basis), provided however, that once the holders of the Series A preferred stock receive an amount equal to $0.475 per share, (in addition to the Initial Payment), the holders of the Series A preferred stock will not participate in any further distributions.
      Each holder of the Series A and Series B preferred stock will have the right, at the option of the holder at any time, to convert shares of preferred stock into shares of common stock at the respective conversion price. The conversion price of the preferred stock is subject to proportional adjustment of stock splits, stock dividends, and the like and for issuance of common stock at a purchase price less than the then effective conversion price. The Series B preferred shareholders also have provisions for adjustments to the conversion price based on costs incurred for certain pending legal matters. As of December 31, 2004, no change to the conversion price adjustment has occurred as a result of these legal matters. The Series B conversion price was reduced to $1.70 as a result of the issuance of Common Stock for professional services during 2001.
      The preferred stock will be automatically converted into common stock in the event of the closing of an underwritten initial public offering of the Company’s common stock (an IPO) with aggregate proceeds of at least $20 million at a public offering price of at least a pre money valuation, fully diluted, of $100 million.
      The holder of a share of preferred stock will be entitled to that number of votes on all matters presented to shareholders equal to the number of shares of common stock then issuable upon conversions of such share of preferred stock.
      The holders of preferred stock will be entitled to receive noncumulative dividends in preference to the holders of common stock at an annual rate of 8% of the Purchase Price per share from legally available funds when, and if declared by the board of directors. The preferred stockholders will not participate in any dividends paid after the preferential dividends.

CHROME SYSTEMS CORPORATION
Notes to Financial Statements — (Continued)

(8)	Warrants
      The Company issued warrants to purchase 1,474,560 shares of common stock for $1 per share to creditors in connection with financing obtained in 2000. 1,456,640 warrants remain outstanding at December 31, 2004, and expire between December 2009 and January 2010.
      In connection with a nonqualified deferred compensation plan that the Company used to sponsor, warrants to purchase 40,288 shares of the Company’s common stock were issued to certain management employees between December 1999 and February of 2000. All warrants remain outstanding at December 31, 2004, have an exercise price of $1.00 per share, and expire in December 2009.
      In 1999 and 2000, in connection with financing obtained, the Company issued warrants to purchase 240,000 and 383,772 shares of common stock for exercise prices of $0.0005 and $1.71 per share, respectively. The warrants remain outstanding at December 31, 2004 and expire in April 2009 and April 2005, respectively.
      The fair value of the warrants was calculated using the Black-Scholes Option Pricing Model. The fair values were expensed in the period in which services were provided. All expense was recognized prior to 2001.

(9)	Employee Stock Option Plan
      The Company has a stock option plan for employees selected by the board of directors under which options to purchase shares of the Company’s common stock are generally granted at a price not less than the market price of the stock as determined by the board of directors at the date of the grant. A maximum of 16,000,000 shares of common stock may be issued under the plan. The options expire in 10 years from the date of issue. If an incentive stock option is granted under the plan to an employee who owns more than 10% of the total stock of the Company, the term of the incentive stock option will not exceed five years, and exercise price shall not be less than 110% of the fair market value of the common stock at the time the incentive stock option is granted. Options issued under the plan are generally subject to a vesting schedule ranging from one to five years and, in limited situations, may be accelerated based on achievement of certain performance requirements. The Company has also issued nonqualified stock options to certain employees, directors, and consultants.
      The following summary presents employee stock option activity and weighted average exercise prices:

	Shares Under	Weighted Average
	Option	Exercise Price

Outstanding, December 31, 2003	7,634,250	$0.30
Granted	30,000	0.30
Exercised	(1,250)	0.30
Canceled/forfeited	(67,000)	0.30

Outstanding, December 31, 2004	7,596,000	$0.30

			Weighted Average
	Number of Options		Contractual Life
			Remaining
Exercise Prices	Outstanding	Exercisable	(Years)

$ 0.25 - 0.50	7,570,000	6,530,925	6.74
0.625 - 1.00	26,000	26,000	6.06

	7,596,000	6,556,925

CHROME SYSTEMS CORPORATION
Notes to Financial Statements — (Continued)

(10)	Employee Benefit Plan
      The Company has a defined contribution 401(k) profit sharing plan. The profit sharing plan covers substantially all employees who have met certain service and age requirements. Company contributions to this plan are discretionary. Total contributions by the Company to the plan amounted to $64,394 for the year ended December 31, 2004.

(11)	Legal Proceedings
      Five former executives have filed a lawsuit against the Company, its former CEO, and its former President. The claims began in the form of charges filed under Title VII and ADEA with the Oregon Bureau of Labor and Industries (BOLI) and the EEOC, but these claims were withdrawn at the request of the claimants. Subsequently, the five former executives as plaintiffs filed a 10-count lawsuit in federal district court in Oregon. The claims asserted in the lawsuit relate to the discharge of the executives.
      In 2001, the district court dismissed plaintiffs claims against the Company for intentional infliction of emotional distress, dismissed all plaintiffs claims against the former CEO and former President, and referred to arbitration all plaintiffs remaining claims against the Company, except their Title VII and corresponding state claims.
      The Company has brought claims against the five former executives for damages related to their conduct while employed by the Company.
      Arbitration commenced in February 2005 and is still pending. The Company intends to vigorously defend the suit and believes it is without merit. The ultimate resolution of this matter could have a material effect on the financial position of the Company and the resolution of the matter could have a material effect on the Company’s financial condition, results of operations, or cash flows. No accrual has been made as management doesn’t believe an amount is currently probable as defined under SFAS No. 5, Accounting for Contingencies.

(12)	Subsequent Event
      On April 15, 2005, the parties to the pending legal proceedings described in Note 11 entered into a confidential settlement to fully resolve all claims. The settlement resulted in no net out-of-pocket costs to the Company.

Report of Independent Auditors
To the Directors of
dealerAccess Inc.
      We have audited the accompanying consolidated balance sheet of dealerAccess Inc. as of October 31, 2003 and the related statements of shareholder’s deficiency, operations and cash flows for the year then ended which, as described in note 3, have been prepared on the basis of accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of dealerAccess Inc. at October 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
      The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ PricewaterhouseCoopers LLP
Toronto, Canada
April 29, 2005

dealerAccess Inc.
Consolidated Balance Sheet
As of October 31, 2003

$

ASSETS
Current assets
Cash	19,977
Trade accounts receivable	284,560
Other receivables	158,807
Income taxes recoverable	5,136
Due from related parties (note 10)	113,444
Prepaid expenses	8,632

590,556
Property, plant and equipment — net (note 4)	170,486
Website development costs — net (note 5)	398,017

1,159,059

LIABILITIES
Current liabilities
Bank indebtedness (note 6)	132,606
Bank indebtedness due to related party (notes 6 and 10)	1,894,370
Trade accounts payable	188,713
Accrued payroll costs	194,909
Accrued professional fees	136,029
Other accrued liabilities	221,943
Due to related parties (note 10)	88,807

2,857,377
Deferred income taxes (note 11)	42,000

2,899,377

Shareholder’s Deficiency
Capital stock
Issued and outstanding — 5,182 voting, common shares, par value of $0.01 per share (note 7)	52
Additional paid-in capital (note 8)	9,392,780
Cumulative other comprehensive loss	(166,645)
Deficit	(10,966,505)

(1,740,318)

1,159,059

Commitments and contingencies (note 12)
Going concern (note 2)
See accompanying notes to the consolidated financial statements.

dealerAccess Inc.
Consolidated Statement of Shareholder’s Deficiency
For the Year Ended October 31, 2003

			Cumulative
		Additional	Other
	Capital	Paid in	Comprehensive
	Stock	Capital	Loss	Deficit	Total
	$	$	$	$	$

Balance — Beginning of year	52	7,893,668	(53,814)	(6,753,313)	1,086,593

Loss for the year				(4,213,192)	(4,213,192)
Foreign currency translation			(112,831)		(112,831)

Comprehensive net loss					(4,326,023)

Additional paid-in capital (note 8)		1,499,112			1,499,112

Balance — End of year	52	9,392,780	(166,645)	(10,966,505)	(1,740,318)

Going concern (note 2)
See accompanying notes to the consolidated financial statements.

dealerAccess Inc.
Consolidated Statement of Operations
For the Year Ended October 31, 2003

$

Revenues
Fees from third parties	668,349
Fees from related parties (note 10)	1,791,515
Interest	12,767

2,472,631

Expenses
Amortization	564,951
Portal operations	1,109,936
Salaries and benefits	2,331,010
Management fees (note 10)	239,949
Travel and automobile (note 10)	359,373
Advertising and promotions	95,003
Professional fees	152,095
Office and administrative (note 10)	249,623
Interest and bank charges (note 10)	101,281
Writedown of website development costs (note 5)	1,551,032
Foreign exchange gain	(140,257)
Other	23,003

6,636,999

Loss before income taxes	(4,164,368)

Provision for income taxes (note 11)
Current	6,824
Deferred	42,000

48,824

Loss for the year	(4,213,192)

Going concern (note 2)
See accompanying notes to the consolidated financial statements.

dealerAccess Inc.
Consolidated Statement of Cash Flows
For the Year Ended October 31, 2003

$

Cash provided by (used in)
Operating activities
Loss for the year	(4,213,192)
Add (deduct): Items not affecting cash
Amortization	564,951
Writedown of website development costs	1,551,032
Loss on disposal of property, plant and equipment	13,276
Unrealized foreign exchange gain	(139,511)
Deferred income taxes	42,000
Changes in non-cash working capital balances
Trade accounts receivable	(279,826)
Other receivables	(32,400)
Income taxes recoverable	(8,413)
Due from related parties	349,028
Prepaid expenses	3,674
Trade accounts payable	(177,456)
Accrued payroll costs	(61,080)
Accrued professional fees	58,634
Other accrued liabilities	88,216
Due to related parties	(149,095)

(2,390,162)

Investing activities
Purchase of property, plant and equipment	(119,114)
Increase in website development costs	(52,598)

(171,712)

Financing activities
Bank indebtedness repayments	(324,793)
Additional paid-in capital	1,499,112

1,174,319

Effect of exchange rate changes on cash	154,505

Net decrease in cash during the year	(1,233,050)
Cash — Beginning of year	1,253,027

Cash — End of year	19,977

Supplementary information
Income taxes paid	11,915
Interest paid	97,821
Going concern (note 2)
See accompanying notes to the consolidated financial statements.

dealerAccess Inc.
Notes to Consolidated Financial Statements

1	Nature of operations
      dealerAccess Inc. is a wholly owned subsidiary of Bank of Montreal.
      dealerAccess Inc. provides a web-based portal that connects multiple financial institutions, providing financing products, to a network of automotive vehicle dealerships and their customers. Fees for web-based portal transactions are paid by the financial institutions.

2	Going concern
      These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due. No adjustments have been made to assets or liabilities in these consolidated financial statements should the company not be able to continue normal business operations.
      The company’s continuance as a going concern is dependent on obtaining adequate resources through external funding or profitable operations. In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and these differences could be material.
      The company has reported successive annual operating losses since inception, resulting in a deficit of $10,966,505 as of October 31, 2003. While management has a plan to increase the volume of web-based portal transactions that it believes will allow the company to achieve profitability and cash flow positive operations and to secure additional external funding (notes 14(b) and (d)), the outcome of these initiatives is uncertain. This condition casts significant doubt as to the ability of the company to continue in business and meet its obligations as they come due. Should the company be unable to continue as a going concern, assets and liabilities would require restatement on a liquidation basis, which would differ materially from the going concern basis.

3	Summary of significant accounting policies
      These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States. The more significant policies are as follows:

Basis of consolidation
      These consolidated financial statements include the accounts of dealerAccess Inc., incorporated under the laws of Delaware, United States, and its wholly owned subsidiary, dealerAccess Canada Inc., incorporated under the laws of the Province of Ontario, Canada. The consolidated entity is referred to herein as the company. These consolidated financial statements are expressed in U.S. dollars unless otherwise noted.

Foreign currency translation
      The parent company’s functional currency is the U.S. dollar. Foreign denominated non-monetary assets, liabilities and operating items of the company are measured in U.S. dollars at the exchange rate prevailing at the respective transaction dates. Monetary assets and liabilities denominated in foreign currencies are measured at exchange rates prevailing on the consolidated balance sheet date.
      The functional currency of the company’s Canadian subsidiary is the Canadian dollar. Accordingly, the Canadian subsidiary’s assets and liabilities are translated into U.S. dollars using the rate of exchange in effect on the consolidated balance sheet date, whereas its revenues, expenses, gains and losses are translated at the average rate of exchange in effect throughout the reporting period. The resulting translation adjustments are included as a separate component of comprehensive loss within shareholder’s deficiency in the accompanying consolidated financial statements.

dealerAccess Inc.
Notes to Consolidated Financial Statements — (Continued)

Use of estimates
      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience, where applicable, and other assumptions that management believes are reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results may differ from those estimates under different assumptions or conditions. Significant estimates that are susceptible to changes in the near term relate to the economic useful lives and impairment of long-lived assets.

Financial instruments
      The fair values of cash, trade accounts receivable, other receivables, bank indebtedness, trade accounts payable and accrued liabilities and due from and to related parties approximate their recorded amounts because of the short period to receipt and payment of cash, respectively.

Cash
      Cash for cash flow purposes consists of cash on deposit with Canadian commercial banks.

Revenue recognition
      The company complies with Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition,” and related guidance. SAB No. 104 provides guidance regarding the recognition, presentation and disclosure of revenue in financial statements filed with the Securities and Exchange Commission.
      Fees for web-based portal transactions and development activities are recognized as services are performed provided that reasonable assurance regarding the measurement of the consideration that will be derived from rendering these services exists and that, at the time of performance, ultimate collection is reasonably assured.

Trade accounts receivable
      The company extends credit to its customers based on an evaluation of each customer’s financial condition and, generally, collateral is not required. Trade accounts receivable are due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts receivable outstanding longer than contractual payment terms are considered past due. The company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the company’s previous loss history, the customer’s current ability to pay its obligation to the company and the condition of the general economy and the industry as a whole. The company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the consolidated statement of operations.

Property, plant and equipment
      Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the following terms:

Furniture and fixtures	10 years
Computer hardware and equipment	4 to 5 years
Computer software	2 to 3 years

dealerAccess Inc.
Notes to Consolidated Financial Statements — (Continued)

Website development costs
      The company accounts for website development costs under Statement of Position 98-1, “Accounting for the Cost of Computer Software Developed or Obtained for Internal Use,” and Emerging Issues Task Force 00-2, “Web Design Costs.” Internal and external website development costs associated with the preliminary project stage, including determination of the performance requirements, the required technology needed to achieve performance and exploring alternative means of achieving specified performance requirements are expensed. Once the preliminary stage is completed, and management commits to funding, it is probable that the project will be completed and the software will be used for its intended function, direct costs of materials and services consumed in the development or obtaining of internal use software is capitalized, including payroll and payroll-related costs for employees who are directly associated with and who devote time to the project. Website maintenance costs are expensed as incurred.

Impairment of long-lived assets
      The company reviews its long-lived assets for possible impairment when events or circumstances indicate that the carrying value of the assets may not be recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. If the total of the undiscounted future cash flows is less than the carrying value of the asset or asset group, an impairment loss, if any, is recognized as the difference between the estimated fair value and the carrying value of the asset or asset group. Such loss, if any, is included in operations in the period in which this determination is made.

Advertising and promotions
      Advertising and promotion costs are charged to expense in the year incurred.

Comprehensive income (loss)
      Under the Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income (Loss),” the company presents comprehensive income (loss), in addition to net income (loss) in the accounts. Comprehensive loss differs from net loss as a result of foreign currency translation adjustments. Cumulative other comprehensive income (loss) is presented in the consolidated statement of shareholder’s deficiency and is comprised of foreign currency translation effects.

Income taxes
      Income taxes are accounted for in accordance SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the income tax rates and laws currently enacted. Valuation allowances are established, when necessary, to reduce deferred income tax assets to an amount that is expected more likely than not to be realized.

Stock-based compensation plan
      The company applies SFAS No. 123, “Accounting for Stock-Based Compensation,” together with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” as permitted under SFAS No. 123, in accounting for its stock option plan. Accordingly, the company uses the intrinsic value method to measure the costs associated with the granting of stock options to employees and this cost is accounted for as compensation expense in the consolidated statement of operations over the option vesting period. In accordance with SFAS No. 123, the company discloses the fair values of stock options issued to employees. Fair values of stock options are determined using the Black-Scholes option-pricing model.

dealerAccess Inc.
Notes to Consolidated Financial Statements — (Continued)

4	Property, plant and equipment

		Accumulated
	Cost	Amortization	Net
	$	$	$

Furniture and fixtures	4,496	262	4,234
Computer hardware and equipment	229,713	87,315	142,398
Computer software	46,723	22,869	23,854

	280,932	110,446	170,486

      The amount of amortization expense for 2003 related to property, plant and equipment totalled $54,862.

5	Capitalized website development costs

		Accumulated
	Cost	Amortization	Net
	$	$	$

Web-based portal	1,998,558	1,600,541	398,017

      In July 2003, the company began development on its next-generation web-based portal. At that time, the remaining useful life of the current web-based portal was determined to be 12 months and the website development costs were written down by $1,551,032.
      The amount of website development costs capitalized during the year related exclusively to the next-generation web-based portal totalled $52,598.
      The amount of amortization expense for 2003 related to the current web-based portal totalled $510,089. No amounts were amortized during the year for the next-generation web-based portal since this amount was not available for use.
      Based on the remaining useful life of the current web-based portal, the asset will be fully amortized during 2004. The amount of amortization expense anticipated for 2004 for the current web-based portal is $345,419.

6	Bank indebtedness
      In November 2001, the company entered into a demand revolving credit facility of CA$2,500,000 with Bank of Montreal, its parent company (notes 10 and 14(b)(i)), and a demand reducing credit facility of CA$625,000, both of which were collateralized by a general security agreement covering all assets. The credit facilities also contained certain restrictions and covenants.
      Both facilities bore interest at the Canadian prime lending rate. The effective interest rate for the year ended October 31, 2003 was 4.70%.

7	Capital stock

a) Authorized
      An unlimited number of voting, common shares, par value of $0.01 per share
      An unlimited number of non-voting, common shares, par value of $0.01 per share

dealerAccess Inc.
Notes to Consolidated Financial Statements — (Continued)

b) Issued and outstanding

	Number of Shares	$

Common shares (note 14(c))
Balance — Beginning of year	5,182	52
Shares issued during the year	—	—
Shares redeemed during the year	—	—

Balance — End of year	5,182	52

8	Additional paid-in capital
      During the year, the company received additional funding for working capital purposes totalling $1,499,112 from its parent company, Bank of Montreal. No additional shares were issued to the parent company and, accordingly, the amount was accounted for as additional paid-in capital.

9	Stock-based compensation plan
      On March 28, 2001, the company granted options to certain executives to purchase 92,361 non-voting, common shares which were exercisable at CA$25.00 per share at various dates ending in March 2008.
      During the year ended October 31, 2002, the company granted options to certain executives to purchase 55,000 non-voting, common shares, which were exercisable at CA$3.25 per share at various dates ending in August 2009.
      During the year ended October 31, 2002, 71,363 options expired or were cancelled.
      In January 2003, the company cancelled 20,998 options. In addition, in October 2003, the company agreed to repurchase the remaining 55,000 options for $35,425 and the stock option plan was terminated.
      Stock options to employees are summarized as follows:

		Number of	Weighted Average
	Number of	Options	Exercise Price
	Options	Exercisable	CA$

Granted to employees
Balance at October 31, 2002	75,998	6,929	9.26
Cancelled during the year	(55,000)	—	3.25
Expired during the year	(6,929)	(6,929)	25.00
Forfeited during the year	(14,069)	—	25.00

Balance at October 31, 2003	—	—	—

      For disclosure purposes, the fair value of each stock option granted to employees was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for stock options granted in prior years: $nil annual dividends; expected volatility of 40% in 2002 (2001 — minimal); risk-free interest rate of 4.80% in 2002 (2001 — 5.10%) and expected life of three years.
      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company’s stock option plan has characteristics significantly different from those of traded options, and because a change in the subjective input assumptions can materially affect the fair value estimate, the existing

dealerAccess Inc.
Notes to Consolidated Financial Statements — (Continued)
models do not necessarily provide a reliable single measure of the fair value of the company’s employee stock options.
      The following table illustrates the effect on loss for the year as if the company had applied the fair value recognition provisions of SFAS No. 123 to the stock-based employee compensation:

$

Loss for the year, as reported	(4,213,192)
Add: Stock-based employee compensation expense included in reported loss for the year	35,425
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards	(25,844)

Pro forma loss for the year	(4,203,611)

10	Related party transactions
      The company provides web-based portal and related services to its parent company, Bank of Montreal ($689,053), and its affiliate, financiaLinx Corporation ($1,102,462).
      Bank of Montreal has provided the demand revolving credit facility (note 6), resulting in interest paid to Bank of Montreal ($81,209). In addition, beginning in April 2003, the company became an additional insured under Bank of Montreal’s general insurance policy at no cost. Bank of Montreal has also provided management services to the company ($64,689).
      financiaLinx Corporation has provided the company with vehicle rentals, rental of furnished offices and related office services, and rental of computer hardware and other electronic equipment ($198,017).
      The transactions with related parties are considered to have taken place in the normal course of business and, therefore, have been measured at amounts representing arm’s-length transactions.
      The amounts due from related parties as of October 31, 2003 are as follows:

$

financiaLinx Corporation	25,487
Bank of Montreal	87,957

113,444

      The amounts due to related parties as of October 31, 2003 are as follows:

$

financiaLinx Corporation	43,403
Bank of Montreal	45,404

88,807

      The amounts due to and from related parties are due on demand and are unsecured and non-interest-bearing.

dealerAccess Inc.
Notes to Consolidated Financial Statements — (Continued)

11	Income taxes
      The tax effect of significant temporary items comprising the company’s deferred income taxes as of October 31, 2003 is as follows:

$

Long-term deferred income tax assets
Operating loss carry-forwards	2,018,000
Research and development costs pool carry-forwards	532,000
Investment tax credit carry-forwards — net of related income tax liability	294,000
Excess of income tax basis over book value of property, plant and equipment and software development costs	649,000

3,493,000
Long-term deferred income tax liabilities
Gains not currently taxable	(58,000)

Net long-term deferred income tax assets	3,435,000
Less: Valuation allowance	3,477,000

Deferred income taxes	(42,000)

      The provision for income taxes included in the consolidated statement of operations differs from the statutory income tax rate as follows:

$

Loss before income taxes	(4,164,368)

Statutory income tax rate	38.58%

Income tax recovery based on statutory income tax rate	(1,606,613)
Large corporations tax	5,122
Investments tax credits	(9,890)
Tax effect of non-deductible and other items	10,211
Tax effect of jurisdictional rate differences	358,789
Change in valuation allowance	1,291,205

48,824

Current	6,824
Deferred	42,000

Provision for income taxes	48,824

dealerAccess Inc.
Notes to Consolidated Financial Statements — (Continued)
      As of October 31, 2003, the company has Canadian non-capital loss carry-forwards totalling approximately $6,560,000, expiring in varying amounts from 2006 to 2009, and U.S. net operating losses totalling approximately $42,000 expiring in 2009 available to offset future taxable income as follows:

	$	Expiry

Year of origin
December 6, 2001	2,558,000	2006
April 30, 2002	26,000	2007
October 31, 2002	1,662,000	2008
October 31, 2003	2,356,000	2009

	6,602,000

      In addition, the company has Canadian federal investment tax credits totalling approximately $378,000, expiring in varying amounts from 2009 to 2012, available to reduce future Canadian federal income taxes payable as follows:

	$	Expiry

Year of origin
December 6, 2001	251,000	2009
April 30, 2002	117,000	2010
October 31, 2002	—	2011
October 31, 2003	10,000	2012

	378,000

      The company has scientific research and experimental development expenditure and property, plant and equipment tax pools totalling approximately $3,795,000 available to offset future taxable income and not subject to expiry.
      Subsequent to October 31, 2003, the government of the Province of Ontario enacted legislation which reversed planned reductions in income tax rates applicable to future periods. As a result, the company’s total long-term deferred income tax asset will increase by approximately $451,000.

12	Commitments and contingencies

a) Automobile leases
      As of October 31, 2003, the company had minimum annual commitments for operating automobile leases as follows:

$

2004	22,701
2005	17,181
2006	3,312
Thereafter	—

43,194

dealerAccess Inc.
Notes to Consolidated Financial Statements — (Continued)

b) Legal dispute
      The company was party to a software development agreement with a third party developer. Pursuant to the agreement, the third party developer: (i) licensed certain rights in and to its intellectual property; (ii) was engaged to perform certain software development activities; and (iii) had right of first refusal to provide additional services.
      In March 2003, the company notified the third party developer of the company’s intention to terminate the software development agreement pursuant to the terms of the agreement.
      Upon receiving the termination notice, the third party developer advanced claims against the company for monies supposedly owed related to software development activities and additional services in the amount of $1,767,089, plus interest and all taxes. In addition, until such amounts are paid, the third party developer is claiming that the company has no rights to the use of the company’s licensed intellectual property.
      In management’s opinion, all amounts owing to the third party developer under the software development agreement were paid and, as such, the company owns all intellectual property rights in and to the software developed by the third party developer. In addition, management believes that the company has all licensed rights in and to the intellectual property of the third party developer, pursuant to the software development agreement.
      Settlement, if any, concerning this contingency will be recorded in the consolidated statement of operations in the year in which the settlement occurs.

c) Retail sales tax
      The Ontario Ministry of Finance (the Ministry) has conducted a retail sales tax field audit on the company’s financial records for the period from March 1, 2001 through to May 31, 2003. A preliminary assessment totalling approximately $148,000, plus interest and penalties from the taxing authority, has been submitted to the company indicating unpaid Ontario retail sales tax. Management has undertaken a review of the Ministry’s preliminary assessment and believes that no amounts of Ontario retail sales tax are unpaid.
      Settlement, if any, concerning this contingency will be recorded in the consolidated statement of operations in the year in which the settlement occurs.

13	Segment information
      The company operates in one industry segment: financial services technology solutions for financial institutions, providing financing products, to a network of automotive vehicle dealerships and their customers.
      The company operates in one geographic segment: Canada.
      Approximately 73% of the company’s total fees during 2003 was derived from its related parties, Bank of Montreal and financiaLinx Corporation. In addition, one other customer comprised approximately 20% of the company’s total revenue during 2003.

14	Subsequent events

a) Increase in bank indebtedness
      In November 2003, the company obtained an increase in its demand revolving credit facility with Bank of Montreal, its parent company, from CA$2,500,000 to CA$3,000,000 and subsequently fully utilized the increased facility.

dealerAccess Inc.
Notes to Consolidated Financial Statements — (Continued)

b) Capital stock purchase
      On January 1, 2004, DealerTrack Holdings, Inc. acquired 100% of the issued and outstanding capital stock of dealerAccess Inc. The purchase price totalled $3,106,288, including legal fees of $221,373.
      The purchase will be accounted for by using push-down accounting with the excess of the purchase price over the fair value of the net assets acquired being treated as goodwill. The purchase price allocation is estimated as follows:

$

Net tangible assets acquired	383,411
Intangible assets acquired	1,976,942
Goodwill	745,935

3,106,288

      As part of the closing, the following occurred:

i) As of December 31, 2003, the demand revolving credit facility (CA$3,000,000) and the demand reducing credit facility (CA$100,000) were repaid in full by the company and these facilities were terminated. The funds required to repay the demand revolving credit facility were advanced by DealerTrack Holdings, Inc. as part of the purchase price and treated as additional paid-in capital. The funds required to repay the demand reducing credit facility were also advanced by DealerTrack Holdings, Inc. and treated as a related party liability with no specific repayment terms.

ii) The purchaser, DealerTrack Holdings, Inc., will be entitled to a purchase price adjustment, not to exceed $1,212,397, should certain portal transaction volume requirements over a three-year period not be met by Bank of Montreal, the selling shareholder, and financiaLinx Corporation, an affiliate of both the company and Bank of Montreal. The purchase price adjustment, if any, will be recorded in the consolidated balance sheet as a reduction to goodwill in the year in which the amount is determined.

iii) The seller, Bank of Montreal, indemnified the acquirer, DealerTrack Holdings, Inc., for those contingencies identified in notes 12(b) and (c).

c) Reverse stock split
      On January 1, 2004, a reverse stock split (1 common share for every 193 common shares issued and outstanding) was approved by the company’s board of directors, resulting in 5,182 issued and outstanding common shares.

d) Additional funding
      The company received additional funds in the amount of $825,000 from its new parent company, DealerTrack Holdings, Inc.: $400,000 in January 2004; $275,000 in April 2004; $150,000 in March 2005; and $100,000 in April 2005. These amounts are non-interest bearing and unsecured.

dealerAccess Inc.
Notes to Consolidated Financial Statements — (Continued)

e) Office space lease
      In March 2004, the company entered into a four-year lease for office space commencing on May 1, 2004.
      The minimum annual commitments for the office lease are as follows:

$

2004	32,488
2005	65,293
2006	65,356
2007	65,356
2008	32,678
Thereafter	—

261,171

Report of Independent Auditors
To the Stockholders and Board of Directors of
LLDG Operating Company (the “Company”)
      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity (deficit), and of cash flows present fairly, in all material respects, the financial position of LLDG Operating Company (formerly known as Lease Marketing, Ltd) and its subsidiaries at July 31, 2004 and December 31, 2003, and the results of their operations and their cash flows for the period from January 1, 2004 to July 31, 2004 and the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As discussed in Note 3, the Company restated its retained earnings (accumulated deficit) at December 31, 2002, previously reported on by other auditors to correct the accounting for transfer of payment streams and to correct the prior accounting for certain acquisitions.
      As discussed in Note 1, on August 1, 2004, the Company sold substantially all of its assets and liabilities and ceased operations.
/s/ PricewaterhouseCoopers LLP
New York, New York
July 25, 2005

LLDG OPERATING COMPANY (fka “Lease Marketing, Ltd.”)
Consolidated Balance Sheets
July 31, 2004 and December 31, 2003

	2004	2003

ASSETS
Cash and cash equivalents	$8,830	$61,502
Accounts receivable, net	267,302	956,568
Other current assets	173,208	278,715

Total Current Assets	449,340	1,296,785
Property and equipment, net	909,478	1,125,480
Goodwill	3,925,461	3,925,461
Capitalized equipment costs, net	2,745,913	3,895,528
Software development costs, net	1,346,880	1,531,344
Other non-current assets, net	3,782,362	4,216,896

Total Assets	$13,159,434	$15,991,494

LIABILITIES AND STOCKHOLDERS EQUITY (DEFICIT)
Accounts payable	$1,553,069	$2,256,825
Accrued liabilities	4,619,209	2,519,644
Short term debt	1,650,000	1,800,000
Finance contracts payable — current portion	23,347,266	26,746,241

Total Current Liabilities	31,169,544	33,322,710
Due to stockholders	2,095,000	1,425,000
Customer security deposits	4,041,151	3,320,856
Finance contracts payable less current portion	16,997,594	19,800,761

Total Liabilities	54,303,289	57,869,327
Common stock — 1,000 shares of common stock issued and outstanding at no par value at July 31, 2004 and December 31, 2003	101,000	101,000
Accumulated deficit	(41,244,855)	(41,978,833)

Total stockholders equity (deficit)	(41,143,855)	(41,877,833)

Total Liabilities and Stockholders Equity (deficit)	$13,159,434	$15,991,494

The accompanying notes are an integral part of the financial statements.

LLDG OPERATING COMPANY (fka “Lease Marketing, Ltd.”)
Consolidated Statements of Operations
For the seven month period ended July 31, 2004 and the year ended December 31, 2003

	2004	2003

Net Sales	$18,509,234	$40,219,513
Cost of sales	(2,633,990)	(5,626,005)

Gross profit	15,875,244	34,593,508
Operating expenses
Selling and administrative expenses	(11,618,702)	(28,423,968)
Related party service fees	(412,500)	(1,296,039)
Other expenses	(161,852)	(64,530)

Total operating expenses	(12,193,054)	(29,784,537)

Interest expense, net	(2,948,212)	(5,567,350)

Net income (loss)	$733,978	$(758,379)

The accompanying notes are an integral part of the financial statements.

LLDG OPERATING COMPANY (fka “Lease Marketing, Ltd.”)
Consolidated Statements of Stockholders’ Equity (Deficit) — Restated
For the seven month period ended July 31, 2004 and the year ended December 31, 2003

		Retained
	Common	Earnings
	Stock	(Deficit)	Total

Balance, December 31, 2002, as previously reported	$101,000	$596,295	$697,295
Restatement		(41,816,749)	(41,816,749)

Balance, December 31, 2002 as restated		(41,220,454)	(41,119,454)
Net loss	—	(758,379)	(758,379)

Balance, December 31, 2003	101,000	(41,978,833)	(41,877,833)
Net income	—	733,978	733,978

Balance, July 31, 2004	$101,000	$(41,244,855)	$(41,143,855)

The accompanying notes are an integral part of the financial statements.

LLDG OPERATING COMPANY (fka “Lease Marketing, Ltd.”)
Consolidated Statements of Cash Flows
For the seven month period ended July 31, 2004 and the year ended December 31, 2003

	2004	2003

Cash flows from operating activities
Net income (loss)	$733,978	$(758,379)

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	556,582	1,086,687
Imputed interest on finance contracts payable	2,774,392	5,505,694
Provisions for receivables	(21,313)	1,350,000
Changes in operating assets and liabilities
Decrease in accounts receivable	710,579	181,038
Decrease (increase) in other current assets and other assets	632,307	299,223
Decrease in capitalized equipment costs	1,149,615	1,333,013
Increase (decrease) in accrued liabilities, and customer deposits	2,793,260	(2,268,793)
(Decrease) increase in accounts payable	(703,756)	1,754,149

Total adjustments	7,891,666	9,241,011

Net cash provided by operating activities	8,625,644	8,482,632

Cash flows from investing activities
Payments for capitalized software development costs	(227,000)	(1,172,000)
Purchase of property and equipment	(21,382)	(960)

Net cash used by investing activities	(248,382)	(1,172,960)

Cash flows from financing activities
Net (payments) borrowings under line of credit	(1,800,000)	1,800,000
Advance from Dealertrack	1,650,000	—
Payments on capital leases	—	(77,095)
(Decrease) in net borrowings from finance contracts payable	(8,949,934)	(11,846,997)
Change in amounts due to/from stockholders	670,000	1,525,000

Net cash (used) by financing activities	(8,429,934)	(8,599,092)

Net (decrease) in cash and cash equivalents	(52,672)	(1,289,420)
Cash and cash equivalents
Beginning of period	61,502	1,350,922

End of period	$8,830	$61,502

Supplemental disclosures of cash flow information
Cash paid for interest and income taxes for the period and year ended July 31 and December 31 respectively were
Interest	$173,820	$63,659
State income tax	4,670	30,009
The accompanying notes are an integral part of the financial statements.

LLDG OPERATING COMPANY (fka “Lease Marketing, Ltd.”)
Notes to Consolidated Financial Statements
July 31, 2004 and December 31, 2003

1.	The Company and Basis of Presentation
      LLDG Operating Company was incorporated on September 12, 1988 in the State of Illinois. The Company’s primary business is the licensing of software, and the leasing of the computer equipment to run the software, to the automotive industry. The Company has a nationwide customer base in the United States.
      Effective August 4, 2004, the Company changed its name from Lease Marketing, Ltd to LLDG Operating Company.
      The consolidated financial statements present the Company as of and for the seven month period ended July 31, 2004 and the year ended December 31, 2003.
      The Company’s financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss for the year ended December 31, 2003 of $758,379. As shown in the accompanying financial statements, the Company’s current liabilities exceeded its current assets by $30,720,204 and $32,025,925 at July 31, 2004 and December 31, 2003, respectively. The Company had a net stockholders’ deficit of $41,244,855 and $41,978,833 at July 31, 2004 and December 31, 2003, respectively.
      On August 1, 2004, the Company sold substantially all of its assets and liabilities for proceeds of $12.8 million. As a result of the sale, the financial statements have been prepared on the going concern basis.

2.	Summary of Significant Accounting Policies

Principles of Consolidation
      The consolidated financial statements include the accounts of LLDG Operating Company and its wholly-owned subsidiaries since their acquisition dates. The subsidiaries include LML Systems, Inc, a company whose primary business is also the licensing of leasing software to the automotive industry; Superior Programming, Inc, whose primary business is providing software related products to the automotive industry; Wizard Asset Acquisition, LLC, whose primary business is also providing software related products to the automotive industry, Lease Marketing, LLC, LML Stock Acquisition Co. and LML Asset Acquisition, LLC.

Cash and Cash Equivalents
      Cash and cash equivalents include all highly liquid debt instruments with original maturities of three months or less.

Allowance for uncollectible receivables
      An allowance for uncollectible trade receivables is recorded based on a combination of write-off history, ageing analysis, and any specific, known, troubled accounts.

Property and Equipment
      Property and Equipment is recorded at cost, less accumulated depreciation and depreciated using the straight-line method over the estimated useful lives of the asset as follows:

Leasehold improvements	Shorter of useful life or lease term
Computer equipment	3 years
Furniture and fixtures	7 – 10 years
Computer software	3 – 4 years

LLDG OPERATING COMPANY (fka “Lease Marketing, Ltd.”)
Notes to Consolidated Financial Statements — (Continued)
July 31, 2004 and December 31, 2003
      Upon retirement or sale, the costs of the assets disposed of and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in current period results. Long-lived assets are reviewed for impairment when events or change in business circumstances indicate that carrying value may not be reasonable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows generated by those assets to their net carrying value. The amount of impairment loss, if any, will generally be measured by the difference between the net book value of the assets and the estimated fair value of the related assets.

Goodwill and Other Intangible Assets
      Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” whereby goodwill was no longer to be amortized, but instead was to be tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. The Company estimates fair value by considering a number of factors including assessing operating results, business plans, economic projections, anticipated future cash flows and market data.

Capitalized Equipment Costs
      The Company may supply computer equipment to customers as part of arrangements to operate its software. Such equipment is not specific to each customer and, accordingly, the equipment is accounted for as a service arrangement, rather than a leasing arrangement in accordance with Emerging Issues Task Force 01-08, “Determining Whether an Arrangement Contains a Lease”. The equipment provided is recorded at cost and depreciated, using the straight-line method, over the life of the arrangements.
      The carrying value of the equipment is disclosed net of accumulated depreciation.

Software Development Costs
      In accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, initial costs are charged to operations as research prior to the development of a detailed program design or a working model. Thereafter, the Company capitalizes the direct costs and allocated overhead associated with the development of software products. Costs incurred subsequent to the product release are charged to operations.
      Capitalized software development costs are amortized annually by the greater of the ratio of current revenues to the current and anticipated future gross revenues of the product or using the straight-line method over the remaining estimated economic life of the product, currently over the estimated product life of 3 – 4 years on a straight-line basis. Unamortized costs are carried at the lower of book value or net realizable value.

Revenue Recognition
      The Company’s revenue is derived primarily from the provision of fixed term software licenses to automobile dealerships and financial institutions. In addition, the Company may lease computer equipment necessary to run the Company’s software. The customer pays a single monthly fee which may include payment for the licensing of the software, supply of the equipment, installation of the equipment and updates of the software. The agreements are normally for 37 months, and require a security deposit at the inception of the agreement. In addition, customers are required to pay applicable taxes and maintain appropriate insurance on the equipment. Ownership of the software and equipment always remains with the Company. At the termination of the agreement, the software and equipment are returned to the Company.

LLDG OPERATING COMPANY (fka “Lease Marketing, Ltd.”)
Notes to Consolidated Financial Statements — (Continued)
July 31, 2004 and December 31, 2003
      Software license arrangements include post contract customer support over the life of the arrangement. Revenue is recognized ratably over the life of the arrangement coincident with service delivery, net of the amortization of competitor buyout costs.
      The Company may supply computer equipment to customers as part of arrangements to operate its software. Such equipment is not specific to each customer and accordingly, the provision of equipment is accounted for as a service arrangement, rather than a leasing arrangement. Revenue from the provision of equipment is recognized ratably over the life of the arrangement.
      Subsequent to execution of the arrangement with the customer, the Company may transfer the rights to the payment streams under the leasing and licensing arrangement (collectively referred to as the “customer contract”) to financial institutions at a discount. Proceeds received by the Company upon the transfer are recorded as finance contracts payable.

Cost of sales
      The Company includes depreciation of capitalized equipment, amortization of installation costs and shipping fees as cost of sales.

Income Taxes
      The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the stockholder of an S corporation is taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Fair Value of Financial Instruments
      The carrying value of the Company’s financial instruments which includes cash equivalents, accounts receivable and accounts payable approximates fair value due to the short-term nature of these instruments. The estimated fair values of the Company’s debt, including finance contracts payable, approximates its carrying value as of July 31, 2004 and December 31, 2003.

Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising
      Advertising costs are expensed as incurred. Advertising expense for the seven month period ended July 31, 2004 and year ended December 31, 2003 was $35,119 and $171,464, respectively.

Other Comprehensive Income
      The Company had no other comprehensive income for all periods reported.

LLDG OPERATING COMPANY (fka “Lease Marketing, Ltd.”)
Notes to Consolidated Financial Statements — (Continued)
July 31, 2004 and December 31, 2003

3.	Restatement
      The Company’s retained earnings at December 31, 2002 were restated to correct the accounting related to the transfer of payment streams and also to correct the prior accounting for certain acquisitions.

Transfer of payment streams
      The Company transfers the rights to the payment streams of some of their customer contracts to financial institutions at a discount. Previously, the Company had recorded the proceeds of such transfers as revenue at the time of transfer, net of the estimated costs of servicing the arrangements. The estimated costs of servicing were deferred and recognized ratably over the life of the arrangement. The Company also previously recorded, upon the transfer of the payment streams, an expense for equipment, competitor buyout and installation costs associated with the payment streams transferred.
      The Company has since determined that the transfer of the rights to the payment streams should be recorded as collateralized borrowings and not as revenue. Proceeds previously received upon the transfer of the payment streams which were recorded as revenue were restated to record such amounts as finance contracts payable. An adjustment of approximately $53 million was recorded to retained earnings at December 31, 2002 to record, as finance contracts payable, the remaining principle and interest balance outstanding on that date. Deferred revenue of approximately $2 million related to payment streams previously transferred was also reversed through an adjustment to retained earnings at December 31, 2002.
      Costs previously written off were also capitalized to the extent service delivery over the life of the arrangement had not yet taken place. The costs of approximately $9 million will be amortized, using the straight-line method, over the life of the arrangements.

Purchase price allocation
      On May 29, 2000, the Company purchased substantially all of the assets of Superior Programming for $4.7 million. On January 3, 2001, the Company purchased substantially all of the assets of Diamond Technology for $1.3 million. The aggregate purchase price of $6 million for the acquisitions was allocated primarily to goodwill ($4.9 million) with the remaining amounts allocated to capitalized software ($1 million) and net tangible assets ($0.1 million).
      The Company has since determined that the prior year allocations did not comply with Accounting Principles Board Opinion No. 16, “Business Combinations” and subsequently SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. This resulted in an overstatement of goodwill and understatement of capitalized software as recorded by the Company at December 31, 2002. In preparing the 2003 financial statements, the Company corrected the errors made in the original allocation of the purchase price for the two acquisitions. The restated purchase price allocation resulted in capitalized software of $2.2 million, $3.7 million of goodwill and $0.1 million of net tangible assets.

LLDG OPERATING COMPANY (fka “Lease Marketing, Ltd.”)
Notes to Consolidated Financial Statements — (Continued)
July 31, 2004 and December 31, 2003
      The following table presents the impact of the above adjustments on Retained Earnings (deficit) as of December 31, 2002:

Retained earnings, December 31, 2002 (as previously reported)	$596,295
Prior period adjustments
Transfer of payment streams
Deferred revenue	2,498,406
Capitalized equipment costs	5,228,541
Capitalized competitor buyout costs	906,162
Capitalized installation costs	3,059,463
Finance contracts payable	(52,944,305)
Purchase price allocation
Amortization of software development costs	(641,210)
Amortization of goodwill	76,194

Accumulated deficit, December 31, 2002 (as restated)	$(41,220,454)

4.	Concentrations of Credit Risk
      As discussed in Note 9, the Company transfers the payment streams to some of its customer contracts to financial institutions. Currently, the Company utilizes several financial institutions to fund agreements. Should the Company not be able to fund agreements with these investors, it could adversely impact the Company’s financial position.
      The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

5.	Accounts receivable
      Accounts receivable consists of the following:

	2004	2003

Trade receivables	$259,737	$365,138
Contracts in transit	7,565	394,428
Miscellaneous receivable	—	72,204
Due from affiliate	—	124,798

	$267,302	$956,568

      Trade receivables are net of allowances of $32,695 and $44,620 respectively as of July 31, 2004 and as of December 31, 2003.

LLDG OPERATING COMPANY (fka “Lease Marketing, Ltd.”)
Notes to Consolidated Financial Statements — (Continued)
July 31, 2004 and December 31, 2003

6.	Property and Equipment and Software Development Costs
      Property and equipment, net, and software development costs, net, consisted of the following at July 31, 2004 and December 31, 2003:

	Estimated
	Useful Life
	(years)	2004	2003

Leasehold improvements	Shorter of useful life/lease term	$537,130	$537,130
Office equipment and furniture	7-10	1,113,195	1,114,273
Computer hardware and software	3-4	2,202,757	2,180,297

		3,853,082	3,831,700
Accumulated depreciation		(2,943,604)	(2,706,220)

Property and equipment, net		$909,478	$1,125,480

Software development costs	3-4	$3,540,957	$3,402,423
Accumulated amortization		(2,194,077)	(1,871,079)

Software development costs, net		$1,346,880	$1,531,344

      Depreciation expense was $237,384 for the seven month period ended July 31, 2004 and $486,036 for the year ended December 31, 2003. Amortization of software development costs was $304,576 for the seven month period ended July 31, 2004 and $575,652 for the year ended December 31, 2003.

7.	Capitalized equipment costs
      The net carrying value of equipment capitalized and provided under customer contracts was $2,745,913 and $3,895,528 as at July 31, 2004 and December 31, 2003 respectively. The depreciation in respect of the equipment used and provided to customers, and charged to cost of sales in each of these periods, was $1,483,884 and $3,075,931 respectively.

8.	Other non-current assets
      Other non-current assets consist of the following:

	Estimated
	Useful Life
	(Years)	2004	2003

Security deposits	—	$29,887	$64,167
Capitalized installation costs	life of customer contract	2,440,073	2,757,968
Capitalized buyout costs	life of customer contract	1,288,687	1,356,424

		3,758,647	4,178,559
Noncompete covenant	5	125,000	125,000
Accumulated amortization		(101,285)	(86,663)

Other non-current assets, net		$3,782,362	$4,216,896

      Amortization of non-compete covenants was $14,622 for the seven month period ended July 31, 2004 and $25,000 for the year ended December 31, 2003.

LLDG OPERATING COMPANY (fka “Lease Marketing, Ltd.”)
Notes to Consolidated Financial Statements — (Continued)
July 31, 2004 and December 31, 2003
      Installation costs comprise internal and external costs incurred at the commencement of customer contracts for installation and training of the Company’s software. These costs are capitalized and amortized, using the straight-line method, over the life of the customer contracts.
      At times the Company will buy-out contracts which customers have with competitors. These costs are recognized as a liability on execution of a buyout agreement, capitalized and amortized, using the straight-line method, over the life of the customer arrangement.

9.	Accrued liabilities
      Accrued liabilities consist of the following:

	2004	2003

Accrued 401(k) withholdings and contribution	$63,527	$52,400
Accrued payroll and payroll taxes	250,069	369,762
Accrued buyout costs	1,679,124	341,141
Accrued health insurance costs	660,198	150,072
Customer overpayments	440,751	457,784
Accrued vacation	171,047	90,000
Accrued commissions	260,000	315,000
Customer prepayments	135,202	157,903
Acccrued other	959,291	585,582

	$4,619,209	$2,519,644

10.	Finance contracts payable
      The Company transfers the rights to the payment streams of some of its customer contracts to financial institutions at a discount. The Company retains full recourse for performance obligations under these arrangements and, as a result, accounts for the transfer as a secured borrowing. Proceeds received upon the transfer of the rights to the payment streams are recorded as finance contracts payable. The Company reduces each finance contract payable monthly as services are delivered and cash is remitted directly to the financial institutions. Discount rates range from 10.25% to 15%. The remaining terms of the finance contracts outstanding at July 31, 2004 range from 1 month to 60 months.

	2004	2003

Total finance contracts payable	$40,344,860	$46,547,002
Less: current portion	(23,347,266)	(26,746,241)

Finance contracts payable — non-current	$16,997,594	$19,800,761

LLDG OPERATING COMPANY (fka “Lease Marketing, Ltd.”)
Notes to Consolidated Financial Statements — (Continued)
July 31, 2004 and December 31, 2003
      Future minimum payments due under customer contracts:

		Previously
		Transferred to
	Total Payment	Financial	Payments to Be
Period Ended July 31	Streams	Institutions	Received

2005	$29,792,561	$26,236,569	$3,555,992
2006	13,746,741	11,698,592	2,048,149
2007	4,681,422	4,352,779	328,643
2008	599,671	593,091	6,580
2009	54,565	54,565	—
Thereafter	—	—	—

	$48,874,960	$42,935,596	$5,939,364

11.	Short-term debt
      The Company maintained a line of credit agreement dated January 26, 2001 for a maximum of $3,500,000. On July 30, 2004 the Company terminated this line of credit agreement. The agreement bore interest at prime (4.00% at December 31, 2003). The Company had drawn $1,800,000 at December 31, 2003 upon this line of credit agreement, leaving $0 of unused line of credit available under the agreement.
      In 2004, Dealertrack Holdings advanced $1,650,000 of the purchase price for the assets and liabilities of the Company to fund working capital requirements prior to the effective date of purchase on August 1, 2004 on an interest-free basis. The advance has been classified as short-term debt within the balance sheet.

12.	Retirement Plan
      On October 1, 1995, the Company adopted a 401(k) profit sharing plan. The plan is available to all eligible employees who have attained the age of 21 and worked for the Company for 90 days. The employee may contribute to the plan up to the maximum amount allowed by the Internal Revenue Service. The Company matches 75% of the amount contributed by each employee; in applying the match, only salary deferrals up to $2,667 annually will be considered. The Company discontinued matching contributions for 2004. The Company’s retirement plan expense for the seven month period ended July 31, 2004 and year ended December 31, 2003 was $0 and $149,056, respectively.

13.	Related party transactions
      The Company rents training facilities from and pays for various expense items on behalf of a company related by common ownership. The following amounts are reflected on the financial statements from that company.

	2004	2003

Accounts receivable	$—	$124,798

Prepaid rent	$—	$—

Training expense	$—	$280,742

      The Company pays service fees to its stockholders for services provided. The expense incurred for the seven month period ended July 31, 2004 and year ended December 31, 2003 was $412,500 and $1,296,039 respectively.

LLDG OPERATING COMPANY (fka “Lease Marketing, Ltd.”)
Notes to Consolidated Financial Statements — (Continued)
July 31, 2004 and December 31, 2003
      The Company received loans from its stockholders. These loans have no fixed repayment schedule and no set rate of interest due. The effective rate of interest applied was 7.6%.
      The amounts due under the above loans at July 31, 2004 and December 31, 2003 were $2,095,000 and $1,425,000 respectively. Interest expense for the seven month period ended July 31, 2004 and year ended December 31, 2003 was $105,000 and $0 respectively.

14.	Contingencies and Commitments

Contingencies
      The Company is also subject to various claims and legal proceedings covering a wide range of matters that may arise in the ordinary course of business. Specifically, the Company is subject to claims of $1,126,987 for alleged breach of contract and $238,150 for past due fees for services. No amount has been accrued as the Company believes an adverse outcome is currently neither probable, nor estimable.
      Management believes the resolutions of these and other claims and pending litigation will not have a material effect, individually or in the aggregate, to the financial position, results of operations and cash flows.

Lease agreements

As lessee
      The Company leases its administrative and product development offices under several operating leases dated from February, 1999 through September, 2001. The leases expire at various times between September, 2004 and January, 2014. The Company is also responsible for the payment of its proportionate share of leasehold operating expenses and taxes above certain base amounts.
      Future minimum lease payments under the above leases are as follows:

Period ended July 31

2005	$427,070
2006	312,877
2007	303,802
2008	305,879
2009	273,629
Thereafter	1,181,431

$2,804,688

      The Company also leases office and transportation equipment under leases dated October, 1997 through April, 2001. The leases expire at various times, but no later than May, 2008.

LLDG OPERATING COMPANY (fka “Lease Marketing, Ltd.”)
Notes to Consolidated Financial Statements — (Continued)
July 31, 2004 and December 31, 2003
      Future minimum lease payments under the above leases are as follows:

Period ended July 31

2005	$17,098
2006	19,307
2007	14,329
2008	4,997
2009	—
Thereafter	—

$55,731

      Rent expense under the aforementioned leases was approximately $448,459 and $1,139,365 for the seven month period ended July 31, 2004 and the year ended December 31 2003, respectively.

                                           Shares
Common Stock

Preliminary Prospectus

Joint Book-Running Managers

JPMorgan	Lehman Brothers

Co-Lead Manager
Wachovia Securities

William Blair & Company	SG Cowen & Co.
       Until                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to any unsold allotments or subscriptions. This prospectus may also be used by J.P. Morgan Securities Inc. and its affiliates in connection with offers and sales of the common stock in market-making transactions from the date of this prospectus until                     , 2005.
                    , 2005

Part II
Information Not Required In Prospectus

Item 13.	Other Expenses of Issuance and Distribution.
      The actual and estimated expenses in connection with this offering, all of which will be borne by us, are as follows:

SEC registration fee		$20,304
NASD filing fee		17,750
NASDAQ National Market filing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment

Item 14.	Indemnification of Directors and Officers.
      We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.
      The Delaware General Corporation Law further authorizes a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.
      Our fifth amended and restated certificate of incorporation and amended and restated by-laws, which will take effect immediately prior to the completion of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under Delaware law. Acting pursuant to the foregoing, we have entered into agreements with each of our directors and officers to indemnify them to the fullest extent permitted by our restated certificate of incorporation, amended and restated by-laws and Delaware law.
      In addition, we have entered into indemnification agreements (the “Indemnification Agreements”) with some of our directors and officers. The Indemnification Agreements (i) confirm to officers and directors the indemnification provided to them in the Amended and Restated By-laws, (ii) provide officers and directors with procedural protections in the event that they are sued in their capacity as director or officer and (iii) provide additional indemnification rights.
      We have purchased insurance on behalf of our respective directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as our directors or officers, or that may arise out of their status as our directors or officers, including liabilities under the federal and state securities laws.

Item 15.	Recent Sales of Unregistered Securities.
      In the preceding three years, the registrant has sold and issued the following securities that were not registered under the Securities Act:

1. On April 22, 2002, the registrant sold 2,119,851 shares of series C-1 preferred stock to GRP II, L.P., GRP II Partners, L.P. and GRP II Investors, L.P. for a purchase price of $3.5380 per share for total proceeds of $7,500,000.

2. On December 4, 2002, the registrant sold 139,924 shares of series C-2 preferred stock to its management and directors for a purchase price of $3.5380 per share for total proceeds of $500,000.

3. On March 19, 2003, in connection with the acquisition of Credit Online, Inc., the registrant issued 4,449,856 and 1,483,285 shares of series A-2 preferred stock and series C-3 preferred stock, respectively, in exchange for all of the outstanding capital stock of Credit Online, Inc.

4. On May 26, 2005, we issued 87,000 shares of restricted stock to our directors, officers and certain employees.
      In addition, since January 1, 2002 we have granted 4,735,403 options to our directors, officers, employees, and an independent consultant. On various dates between January 1, 2002 and May 31, 2005, we sold 670,604 shares of our common stock to directors, officers, employees and an independent consultant pursuant to the exercise of options granted under our 2001 Stock Option Plan. The exercise prices per share ranged from $2.80 to $8.00, for aggregate consideration of $1,650,321.
      The share numbers and prices above have been adjusted to reflect the 1-for-8 reverse stock split of the registrant’s common stock effected on March 19, 2003.
      The sales and issuances of securities in the transactions described in items 1, 2 and 3 above were determined to be exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder as transactions by an issuer not involving a public offering. The sales and issuances of securities listed above in item 4 and the stock options granted since January 1, 2002 were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information. There were no underwriters employed in connection with any of the transactions set forth in this Item 15 other than Robertson Stephens, Inc. in connection with Item 1 above. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 16.	Exhibits and Financial Data Schedules.
      (A) Exhibits. The following exhibits are included herein or incorporated herein by reference:

Number		Description

1	.1*	Form of Underwriting Agreement.

3.1		Fourth Amended and Restated Certificate of Incorporation of DealerTrack Holdings, Inc. as filed on March 19, 2003.

3	.2*	Form of Fifth Amended and Restated Certificate of Incorporation of DealerTrack Holdings, Inc.

3.3		By-laws of DealerTrack Holdings, Inc.

3	.4*	Form of Amended and Restated By-laws of DealerTrack Holdings, Inc.

4.1		Fourth Amended and Restated Stockholders’ Agreement, dated as of March 19, 2003, among DealerTrack Holdings, Inc., its subsidiaries and the stockholders of DealerTrack Holdings, Inc. party thereto.

4.2		Amendment No. 1 to the Fourth Amended and Restated Stockholders’ Agreement, dated as of May 26, 2005, among DealerTrack Holdings, Inc. and its subsidiaries and the stockholders of DealerTrack Holdings, Inc. party thereto.

4.3		Fourth Amended and Restated Registration Rights Agreement, dated as of March 19, 2003, among DealerTrack Holdings, Inc. and the stockholders of DealerTrack Holdings, Inc. party thereto.

4	.4*	Form of Certificate of Common Stock.

5.1		Opinion of Latham & Watkins LLP regarding the validity of the common stock.

10.1		Credit Agreement, dated as of April 15, 2005, by and among DealerTrack, Inc., DealerTrack Holdings, Inc., certain subsidiaries of DealerTrack Holdings, Inc., J.P. Morgan Securities Inc. and Lehman Brothers Inc., as joint bookrunners, J.P. Morgan Securities Inc., Lehman Brothers Inc. and Wachovia Securities Inc., as arrangers, JPMorgan Chase Bank, N.A., as administrative agent and letter of credit issuing bank, Lehman Commercial Paper Inc., as syndication agent, and Wachovia Bank, National Association, as documentation agent.

10.2		Guarantee and Security Agreement, dated as of April 15, 2005, by and among DealerTrack, Inc., DealerTrack Holdings, Inc., certain subsidiaries of DealerTrack Holdings, Inc. and JPMorgan Chase Bank, N.A., as administrative agent.

10	.3*	Transition Services Agreement, dated as of March 19, 2003, by and among DealerTrack Holdings, Inc., Credit Online, Inc., DealerTrack, Inc., First American Credit Management Solutions, Inc. and First American Real Estate Solutions, LLC.

10	.4*	Joint Marketing Agreement, dated as of March 19, 2003, by and among DealerTrack Holdings, Inc., DealerTrack, Inc., Credit Online, Inc. and First American CREDCO, a division of First American Real Estate Solutions, LLC.

10	.5*	First Amendment to the Joint Marketing Agreement by and among DealerTrack Holdings, Inc., DealerTrack, Inc., Credit Online, Inc. and First American CREDCO, a division of First American Real Estate Solutions, LLC, dated as of December 1, 2004.

10	.6*	Agreement between DealerTrack, Inc. and CreditReportPlus, LLC, dated as of December 1, 2004.

10	.7*	Application Service Provider Contract, dated as of April 15, 2005, between First American Credit Management Solutions, Inc. and DealerTrack, Inc.

10	.8*	Master Agreement for Consulting Services, dated as of February 1, 2001, between DealerTrack, Inc. and Chase Manhattan Automotive Finance Corporation.

10	.9*	Non-Competition Agreement, dated as of March 19, 2003, by and among DealerTrack Holdings, Inc., Credit Online, Inc., First American Credit Management Solutions, Inc. and The First American Corporation.

10	.10*	License Agreement, made and entered into as of February 1, 2001, by and between The Chase Manhattan Bank and J.P. Morgan Partners (23A SBIC Manager), Inc.

10	.11*	Stock Subscription and Exchange Agreement, dated as of February 1, 2001, by and between DealerTrack.com, Inc. and J.P. Morgan Partners (23A SBIC), LLC.

Number		Description

10	.12*	Asset Purchase Agreement, dated as of July 30, 2004, by and among webalg, inc., Wizard Asset Acquisition LLC, LML Asset Acquisition, LLC, LML Systems, Inc., Lease Marketing, Ltd., Mark Simmons, the trust created under the Mark Simmons Declaration of Trust dated October 22, 2002 and Karen Dillon.

10	.13*	Stock Purchase Agreement, dated as of December 31, 2003, by and between DealerTrack Holdings, Inc. and Bank of Montreal.

10	.14*	Asset Purchase Agreement, dated as of May 25, 2005, by and among Santa Acquisition Corporation, Automotive Lease Guide (alg), LLC, Automotive Lease Guide (alg) Canada, Inc., Douglas W. Aiken, John A. Blair and Raj Sundaram.

10.15		Employment Agreement, dated as of May 26, 2005, by and between Mark F. O’Neil and DealerTrack Holdings, Inc.

10.16		Employment Agreement, dated as of May 26, 2005, by and between Robert J. Cox III and DealerTrack Holdings, Inc.

10.17		Employment Agreement, dated as of May 26, 2005, by and between Charles J. Giglia and DealerTrack, Inc.

10.18		Employment Agreement, dated as of May 26, 2005, by and between Eric D. Jacobs and DealerTrack Holdings, Inc.

10.19		Employment Agreement, dated as of May 26, 2005, by and between Vincent Passione and DealerTrack, Inc.

10.20		2001 Stock Option Plan of DealerTrack Holdings, Inc., effective as of August 10, 2001.

10.21		First Amendment to 2001 Stock Option Plan of DealerTrack Holdings, Inc., effective as of December 28, 2001.

10.22		Second Amendment to 2001 Stock Option Plan of DealerTrack Holdings, Inc., effective as of March 19, 2003.

10.23		Third Amendment to 2001 Stock Option Plan of DealerTrack Holdings, Inc., effective as of January 30, 2004.

10.24		2005 Incentive Award Plan, effective as of May 26, 2005.

10.25		Senior Executive Incentive Bonus Plan, effective as of May 26, 2005.

10.26		Stock Ownership and Retention Program, adopted May 26, 2005 and effective upon completion of this offering.

10.27		Employee Stock Purchase Plan, adopted May 26, 2005.

10.28		Directors’ Deferred Compensation Plan, effective as of June 30, 2005.

10.29		Employees’ Deferred Compensation Plan, effective as of June 30, 2005.

10.30		401(k) Plan, effective as of January 1, 2001, as amended.

10	.31*	Lender Agreement, dated as of December 19, 2000, between AmeriCredit Financial Services, Inc. and DealerTrack.com, Inc., as amended as of December 28, 2001, October 24, 2002 and April 1, 2004.

10	.32*	Lender Agreement, dated as of February 1, 2001, between Chase Manhattan Automotive Finance Corporation and DealerTrack.com, Inc., as amended as of December 28, 2001, May 10, 2002 and October 24, 2002.

10	.33*	Lender Agreement, dated as of April 13, 2001, between WFS Financial, Inc. and DealerTrack.com, Inc., as amended as of December 28, 2001 and October 24, 2002.

10	.34*	Lender Agreement, dated as of August 31, 2001, between Wells Fargo & Company and Dealer Track.com, Inc., as amended as of December 28, 2001, October 24, 2002 and May 7, 2003.

10	.35*	Lender Agreement, dated as of September 26, 2001, between Capital One Auto Finance and DealerTrack.com, Inc., as amended as of December 28, 2001, October 24, 2002, and June 25, 2004.

10	.36*	Lease Agreement, dated as of August 5, 2004, between i. Park Lake Success, LLC and DealerTrack, Inc.

14	.1*	Code of Business Conduct and Ethics.

Number	Description

21.1	List of Subsidiaries.

23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of PricewaterhouseCoopers LLP.
23.4	Consent of KPMG LLP.

23.5	Consent of PricewaterhouseCoopers LLP.
23.6	Consent of PricewaterhouseCoopers LLP.
24.1	Powers of Attorney (included in the signature pages to this Registration Statement).

*	To be filed by amendment.
      (B) Financial Statement Schedules

Item 17.	Undertakings
      The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Signatures
      Pursuant to the requirements of the Securities Act of 1933, DealerTrack Holdings, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Success, State of New York, on July 27, 2005.

DEALERTRACK HOLDINGS, INC.

By:	/s/ Mark F. O’Neil

Mark F. O’Neil
Chairman of the Board, President and
Chief Executive Officer
      Each of the undersigned directors and officers of DealerTrack Holdings, Inc. hereby constitutes and appoints Mark F. O’Neil and Robert J. Cox III and each of them with full power to act without the other and with full power of substitution and resubstitution, his or her true and lawful attorneys-in-fact with full power to execute in his or her name and behalf in the capacities indicated below this Registration Statement on Form S-1 and any and all amendments thereto, including post-effective amendments to this Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratifies and confirms that all such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue thereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

/s/ Mark F. O’Neil Mark F. O’Neil	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	July 27, 2005

/s/ Robert J. Cox III Robert J. Cox III	Senior Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	July 27, 2005

/s/ Daniel E. Berce Daniel E. Berce	Director	July 27, 2005

/s/ Steven J. Dietz Steven J. Dietz	Director	July 27, 2005

/s/ Thomas R. Gibson Thomas R. Gibson	Director	July 27, 2005

/s/ Mary Cirillo-Goldberg Mary Cirillo-Goldberg	Director	July 27, 2005

/s/ James David Power III James David Power III	Director	July 27, 2005

/s/ Howard L. Tischler Howard L. Tischler	Director	July 27, 2005

EXHIBIT INDEX

Number		Description

1	.1*	Form of Underwriting Agreement.

3.1		Fourth Amended and Restated Certificate of Incorporation of DealerTrack Holdings, Inc. as filed on March 19, 2003.

3	.2*	Form of Fifth Amended and Restated Certificate of Incorporation of DealerTrack Holdings, Inc.

3.3		By-laws of DealerTrack Holdings, Inc.

3	.4*	Form of Amended and Restated By-laws of DealerTrack Holdings, Inc.

4.1		Fourth Amended and Restated Stockholders’ Agreement, dated as of March 19, 2003, among DealerTrack Holdings, Inc., its subsidiaries and the stockholders of DealerTrack Holdings, Inc. party thereto.

4.2		Amendment No. 1 to the Fourth Amended and Restated Stockholders’ Agreement, dated as of May 26, 2005, among DealerTrack Holdings, Inc., and its subsidiaries and the stockholders of DealerTrack Holdings, Inc. party thereto.

4.3		Fourth Amended and Restated Registration Rights Agreement, dated as of March 19, 2003, among DealerTrack Holdings, Inc., and the stockholders of DealerTrack Holdings, Inc. party thereto.

4	.4*	Form of Certificate of Common Stock.

5.1		Opinion of Latham & Watkins LLP regarding the validity of the common stock.

10.1		Credit Agreement, dated as of April 15, 2005, by and among DealerTrack, Inc., DealerTrack Holdings, Inc., certain subsidiaries of DealerTrack Holdings, Inc., J.P. Morgan Securities Inc. and Lehman Brothers Inc., as joint bookrunners, J.P. Morgan Securities Inc., Lehman Brothers Inc. and Wachovia Securities Inc., as arrangers, JPMorgan Chase Bank, N.A., as administrative agent and letter of credit issuing bank, Lehman Commercial Paper Inc., as syndication agent, and Wachovia Bank, National Association, as documentation agent.

10.2		Guarantee and Security Agreement, dated as of April 15, 2005, by and among DealerTrack, Inc., DealerTrack Holdings, Inc., certain subsidiaries of DealerTrack Holdings, Inc. and JPMorgan Chase Bank, N.A., as administrative agent.

10	.3*	Transition Services Agreement, dated as of March 19, 2003, by and among DealerTrack Holdings, Inc., Credit Online, Inc., DealerTrack, Inc., First American Credit Management Solutions, Inc. and First American Real Estate Solutions, LLC.

10	.4*	Joint Marketing Agreement, dated as of March 19, 2003, by and among DealerTrack Holdings, Inc., DealerTrack, Inc., Credit Online, Inc. and First American CREDCO, a division of First American Real Estate Solutions, LLC.

10	.5*	First Amendment to the Joint Marketing Agreement by and among DealerTrack Holdings, Inc., DealerTrack, Inc., Credit Online, Inc. and First American CREDCO, a division of First American Real Estate Solutions, LLC, dated as of December 1, 2004.

10	.6*	Agreement between DealerTrack, Inc. and CreditReportPlus, LLC, dated as of December 1, 2004.

10	.7*	Application Service Provider Contract, dated as of April 15, 2005, between First American Credit Management Solutions, Inc. and DealerTrack, Inc.

10	.8*	Master Agreement for Consulting Services, dated as of February 1, 2001, between DealerTrack, Inc. and Chase Manhattan Automotive Finance Corporation.

10	.9*	Non-Competition Agreement, dated as of March 19, 2003, by and among DealerTrack Holdings, Inc., Credit Online, Inc., First American Credit Management Solutions, Inc. and The First American Corporation.

10	.10*	License Agreement, made and entered into as of February 1, 2001, by and between The Chase Manhattan Bank and J.P. Morgan Partners (23A SBIC Manager), Inc.

10	.11*	Stock Subscription and Exchange Agreement, dated as of February 1, 2001, by and between DealerTrack.com, Inc. and J.P. Morgan Partners (23A SBIC), LLC.

10	.12*	Asset Purchase Agreement, dated as of July 30, 2004, by and among webalg, inc., Wizard Asset Acquisition LLC, LML Asset Acquisition, LLC, LML Systems, Inc., Lease Marketing, Ltd., Mark Simmons, the trust created under the Mark Simmons Declaration of Trust dated October 22, 2002 and Karen Dillon.

10	.13*	Stock Purchase Agreement, dated as of December 31, 2003, by and between DealerTrack Holdings, Inc. and Bank of Montreal.

Number		Description

10	.14*	Asset Purchase Agreement, dated as of May 25, 2005, by and among Santa Acquisition Corporation, Automotive Lease Guide (alg), LLC, Automotive Lease Guide (alg) Canada, Inc., Douglas W. Aiken, John A. Blair and Raj Sundaram.

10.15		Employment Agreement, dated as of May 26, 2005, by and between Mark F. O’Neil and DealerTrack Holdings, Inc..

10.16		Employment Agreement, dated as of May 26, 2005, by and between Robert J. Cox III and DealerTrack Holdings, Inc.

10.17		Employment Agreement, dated as of May 26, 2005, by and between Charles J. Giglia and DealerTrack, Inc.

10.18		Employment Agreement, dated as of May 26, 2005, by and between Eric D. Jacobs and DealerTrack Holdings, Inc.

10.19		Employment Agreement, dated as of May 26, 2005, by and between Vincent Passione and DealerTrack, Inc.

10.20		2001 Stock Option Plan of DealerTrack Holdings, Inc., effective as of August 10, 2001.

10.21		First Amendment to 2001 Stock Option Plan of DealerTrack Holdings, Inc., effective as of December 28, 2001.

10.22		Second Amendment to 2001 Stock Option Plan of DealerTrack Holdings, Inc., effective as of March 19, 2003.

10.23		Third Amendment to 2001 Stock Option Plan of DealerTrack Holdings, Inc., effective as of January 30, 2004.

10.24		2005 Incentive Award Plan, effective as of May 26, 2005.

10.25		Senior Executive Incentive Bonus Plan, effective as of May 26, 2005.

10.26		Stock Ownership and Retention Program, adopted May 26, 2005 and effective upon completion of this offering.

10.27		Employee Stock Purchase Plan, adopted May 26, 2005.

10.28		Directors’ Deferred Compensation Plan, effective as of June 30, 2005.

10.29		Employees’ Deferred Compensation Plan, effective as of June 30, 2005.

10.30		401(k) Plan, effective as of January 1, 2001, as amended.

10	.31*	Lender Agreement, dated as of December 19, 2000, between AmeriCredit Financial Services, Inc. and DealerTrack.com, Inc., as amended as of December 28, 2001, October 24, 2002 and April 1, 2004.

10	.32*	Lender Agreement, dated as of February 1, 2001, between Chase Manhattan Automotive Finance Corporation and DealerTrack.com, Inc., as amended as of December 28, 2001, May 10, 2002 and October 24, 2002.

10	.33*	Lender Agreement, dated as of April 13, 2001, between WFS Financial, Inc. and DealerTrack.com, Inc., as amended as of December 28, 2001 and October 24, 2002.

10	.34*	Lender Agreement, dated as of August 31, 2001, between Wells Fargo & Company and DealerTrack.com, Inc., as amended as of December 28, 2001, October 24, 2002 and May 7, 2003.

10	.35*	Lender Agreement, dated as of September 26, 2001, between Capital One Auto Finance and DealerTrack.com, Inc., as amended as of December 28, 2001, October 24, 2002, and June 25, 2004.

10	.36*	Lease Agreement, dated as of August 5, 2004, between i. Park Lake Success, LLC and DealerTrack, Inc.

14	.1*	Code of Business Conduct and Ethics.

21.1		List of Subsidiaries.

23.1		Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.2		Consent of PricewaterhouseCoopers LLP.

23.3		Consent of PricewaterhouseCoopers LLP.

23.4		Consent of KPMG LLP.

23.5		Consent of PricewaterhouseCoopers LLP.
23.6		Consent of PricewaterhouseCoopers LLP.
24.1		Powers of Attorney (included in the signature pages to this Registration Statement).

*	To be filed by amendment.